



Electronic Arts Inc.
Fiscal Year 2010
Proxy Statement and Annual Report

Notice of 2010 Annual Meeting and Proxy Statement

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June 18, 2010

DEAR FELLOW STOCKHOLDERS:

You are cordially invited to join us at our 2010 Annual Meeting of Stockholders on August 5, 2010 at 2:00 p.m. The meeting will be held at the headquarters campus of Electronic Arts in Building 250 (please note that the street address for Building 250 is 250 Shoreline Drive, Redwood City, California). For your convenience, we are also pleased to offer a live webcast of our Annual Meeting on the Investor Relations section of our web site at *http://investor.ea.com*. At this meeting, we are asking the stockholders to:

- Elect Leonard S. Coleman, Jeffrey T. Huber, Gary M. Kusin, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson and Linda J. Srere to the Board of Directors to hold office for a one-year term;
- Approve amendments to our 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan; and
- Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2011.

After the meeting, we will report on our recent performance and answer your questions.

Details regarding admission to the meeting and the business to be conducted are described in the Notice of Internet Availability of Proxy Materials you received in the mail and in this proxy statement. We have also made available a copy of our Annual Report for the fiscal year ended March 31, 2010 with this proxy statement. We encourage you to read our Annual Report. It includes our audited financial statements and provides information about our business and products.

We are pleased to be furnishing proxy materials to stockholders primarily over the Internet. We believe that this process conserves natural resources, reduces the environmental impact of our Annual Meeting, expedites the delivery of this important information to you, and reduces our printing and mailing costs. For further information, please see the Commonly Asked Questions and Answers section of this proxy statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the Internet, by telephone or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction card. Please review the instructions on each of your voting options described in this proxy statement, as well as in the Notice you received in the mail.

Thank you for your ongoing support of Electronic Arts. We look forward to seeing you at the 2010 Annual Meeting.

Sincerely,

John S. Riccitiello
Chief Executive Officer

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Notice of 2010 Annual Meeting of Stockholders

DATE: August 5, 2010

TIME: 2:00 p.m.

PLACE: ELECTRONIC ARTS' HEADQUARTERS
Building 250*
209 Redwood Shores Parkway
Redwood City, CA 94065

** Please note: Building 250 is located on the headquarters campus at 250 Shoreline Drive*

MATTERS TO BE VOTED UPON:

1. The election of Leonard S. Coleman, Jeffrey T. Huber, Gary M. Kusin, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson and Linda J. Srere to the Board of Directors to hold office for a one-year term;
2. Approve amendments to the 2000 Equity Incentive Plan;
3. Approve an amendment to the 2000 Employee Stock Purchase Plan;
4. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2011; and
5. Any other matters that may properly come before the meeting.

OUR BOARD OF DIRECTORS RECOMMENDS YOU VOTE **FOR** EACH OF THE NOMINEES AND **FOR** EACH PROPOSAL.

Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Stockholders of record as of the close of business on June 14, 2010 are entitled to notice of the meeting and to attend and vote at the meeting. A complete list of these stockholders will be available at Electronic Arts' headquarters prior to the meeting.

By Order of the Board of Directors,



Stephen G. Bené
Senior Vice President, General Counsel
and Secretary

TABLE OF CONTENTS

PROXY STATEMENT

Our Board of Directors is soliciting proxies for the 2010 Annual Meeting of Stockholders. The proxy materials, including this proxy statement and our annual report, proxy card and voting instructions, contain important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read them carefully.

The Board has set June 14, 2010 as the record date for the meeting. Stockholders who owned common stock on that date are entitled to notice of the meeting, and to attend and vote at the meeting, with each share entitled to one vote. There were 329,682,905 shares of common stock outstanding on the record date.

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are providing stockholders with access to our proxy materials by providing such documents on the Internet. The Notice of Annual Meeting, proxy statement, our 2010 Annual Report and form of proxy were distributed and/or made available via the Internet to stockholders on or about June 18, 2010. Stockholders will have the ability to access the proxy materials on a website referred to in the Notice of Internet Availability of Proxy Materials (the "Notice") or request a printed set of the proxy materials be sent to them, by following the instructions in the Notice.

The proxy card provides instructions on how to inform us to send future proxy materials to you electronically by email. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it. ***We encourage you to choose to receive future proxy materials by email. Doing so will allow us to provide you with the information you need in a more timely manner, will save us the cost of printing and mailing documents to you, and will help conserve natural resources.***

In this proxy statement:

- "EA", "we", "our" and "the Company" mean Electronic Arts Inc.
- "2000 Equity Plan" and "Equity Plan" mean EA's 2000 Equity Incentive Plan.
- "2000 Purchase Plan" and "Purchase Plan" mean EA's 2000 Employee Stock Purchase Plan.
- Holding shares in "street name" means your EA shares are held in an account at a bank, brokerage firm or other nominee.
- "Common stock" means EA's common stock, as described in EA's current Amended and Restated Certificate of Incorporation.
- "Fiscal 2011", "fiscal 2010", "fiscal 2009", "fiscal 2008", and "fiscal 2007" refer to EA's fiscal years ending or ended (as the case may be) on March 31, 2011, 2010, 2009, 2008, and 2007, respectively. For simplicity of disclosure, fiscal periods are referred to as ending on a calendar month end, even though our fiscal year is reported on a 52 or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal year ended March 31, 2010 contained 53 weeks and ended on April 3.
- We use "independent auditors" to mean an independent registered public accounting firm.
- "Annual Report" and "2010 Annual Report" mean our annual report for the fiscal year ended March 31, 2010.

VOTING YOUR SHARES

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this proxy statement and submit your proxy card or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions on the Notice you received in the mail, the section entitled Commonly Asked Questions and Answers set forth below in this proxy statement or, if you requested to receive printed proxy materials, your enclosed proxy card.

COMMONLY ASKED QUESTIONS AND ANSWERS

Why am I receiving these materials?

Our Board of Directors has made these materials available to you on the Internet or, upon your request, has delivered printed proxy materials to you in connection with the solicitation of proxies for use at our 2010 Annual Meeting of Stockholders, which will take place on Thursday, August 5, 2010 at 2:00 p.m. local time, at our corporate headquarters in Redwood City, California. This proxy statement describes proposals on which you, as a stockholder, are being asked to vote. It also gives you information on these proposals, as well as other information so that you can make an informed decision. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the SEC, we may furnish proxy materials, including this proxy statement and our annual report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our stockholders, provides instructions on how to access and review all of the proxy materials on the Internet. The Notice also describes how you may submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

Can I vote my shares by filling out and returning the Notice?

No, however, the Notice provides instructions on how to vote by Internet, by telephone, by requesting and returning a paper proxy card, or by submitting a ballot in person at the meeting.

Who can vote at the Annual Meeting?

Stockholders who owned common stock on June 14, 2010 may attend and vote at the Annual Meeting. If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote in person at the meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. Since a beneficial owner is not the shareowner of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting. Each share of common stock is entitled to one vote.

What am I voting on?

We are asking you to:

- Elect Leonard S. Coleman, Jeffrey T. Huber, Gary M. Kusin, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson and Linda J. Srere to the Board of Directors to hold office for a one-year term;
- Approve amendments to the 2000 Equity Incentive Plan to (a) increase the number of shares of common stock authorized under the Equity Plan by 5,300,000 shares and (b) remove the provision of the Equity Plan that provides for automatic grants to our outside directors upon appointment to the Board of Directors and annually upon re-election;
- Approve an amendment to the 2000 Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance under the Purchase Plan by 2,000,000 shares; and
- Ratify the appointment of KPMG LLP as our independent auditors for fiscal 2011.

How do I vote my shares if I won't be able to attend the Annual Meeting in person?

You do not need to attend the Annual Meeting in person in order to vote. You may, instead, vote over the Internet, by telephone or by mail (if you have requested printed proxy materials). By doing so, you are giving a proxy appointing John S. Riccitiello (the Company's Chief Executive Officer) and Eric F. Brown (the Company's Chief Financial Officer) to vote your shares at the meeting as you have instructed. If a proposal comes up for vote at the meeting for which you have not indicated an instruction, Mr. Riccitiello and Mr. Brown will vote your shares according to their best judgment. Even if you currently plan to attend the meeting, it is a good idea to vote on the Internet, by telephone or, if you received printed proxy materials, to complete and return your proxy card before the meeting date, in case your plans change.

- ***By Internet or Telephone*** — If you have telephone or Internet access, you may submit your proxy by following the instructions provided in the Notice or, if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.
- ***By Mail*** — If you request printed proxy materials, you may submit your proxy by mail by signing your proxy card or, for shares held in street name, by following the voting instructions included by your broker, trustee or nominee, and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

What does it mean if I receive more than one Notice or proxy card?

It means that you have multiple accounts at the transfer agent or with brokers. Please complete and return all proxy cards, or follow the instructions on each Notice to vote by telephone or over the Internet, to ensure that all your shares are voted.

What if I change my mind after I give my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- Sending a signed statement to the Company that the proxy is revoked (you may send such a statement to the Company's Secretary at our corporate headquarters address listed on the Notice of 2010 Annual Meeting of Stockholders);
- Signing another proxy with a later date;
- Voting by telephone or on the Internet at any time prior to 11:59 p.m. Eastern Time on August 4, 2010 (your latest vote is counted); or
- Voting in person at the meeting.

Your proxy will not be revoked if you attend the meeting but do not vote.

Who will count the votes?

A representative of Broadridge Financial Solutions will tabulate the votes and act as the inspector of election.

How many shares must be present to hold the meeting?

To hold the meeting and conduct business, a majority of EA's outstanding voting shares as of June 14, 2010 must be present or represented by proxies at the meeting. On this date, a total of 329,682,905 shares of common stock were outstanding and entitled to vote. Shares representing a majority, or 164,841,453 shares, of these votes must be present. This is called a quorum.

Shares are counted as present at the meeting if:

- They are voted in person at the meeting, or
- The stockholder has voted via the Internet, by telephone or properly submitted a proxy card.

How are votes counted?

You may vote "for", "against" or "abstain" on each of the proposals. Abstentions and broker non-votes, although counted for purposes of determining whether a quorum is present, will not be counted for any other purpose. If you sign and return your proxy without voting instructions, your shares will be counted as a "for" vote in favor of each nominee and in favor of each of the other proposals.

How many votes must the nominees have to be elected as directors?

In an uncontested election (i.e., an election in which EA's Corporate Secretary has not received timely and proper notice from a stockholder indicating an intention to nominate one or more candidates to compete with the Board's nominees), EA's bylaws require each nominee to receive more votes cast "for" than "against" his or her election or re-election in order to be elected or re-elected to the Board. Since we did not receive notice from any stockholder indicating an intention to nominate one or more candidates for election at the 2010 Annual Meeting and as the deadlines for providing such notice have passed, the 2010 election will be uncontested.

In accordance with our Corporate Governance Guidelines, the Board expects an incumbent director to tender his or her resignation if he or she fails to receive the required number of votes for election or re-election in an uncontested election. In such an event, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board may consider any factors they deem relevant in deciding whether to recommend/accept a director's resignation. The Board will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

Shares represented by your proxy will be voted by EA's management "for" the election of the ten nominees recommended by EA's Board of Directors unless you vote against any or all of such nominees or you mark your proxy to "abstain" from so voting. Abstentions and broker non-votes will have no effect on the outcome of the director elections.

What happens if one or more of the nominees is unable to stand for election?

The Board may reduce the number of directors or select a substitute nominee. In the latter case, if you have completed and returned your proxy card, Mr. Riccitiello and Mr. Brown shall have the discretion to vote your shares for a substitute nominee. They cannot vote for more than ten nominees.

How many votes are required to pass the amendments to the 2000 Equity Plan and 2000 Purchase Plan and to ratify the Company's selection of independent auditors?

The Equity Plan and Purchase Plan amendments, and the ratification of independent auditors must receive a "for" vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against these proposals. Abstentions and broker non-votes will have no effect on the outcome of these proposals.

Where do I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will also publish the final results on Form 8-K, which we will file with the SEC. Once filed, you can request a copy of the Form 8-K by contacting our Investor Relations department at (650) 628-7352 or the SEC at (800) SEC-0330 for the location of its nearest public reference room. You can also get a copy on the Internet at *http://investor.ea.com* or through the SEC's electronic data system called EDGAR at *www.sec.gov*.

Who will pay for this proxy solicitation?

We will bear the costs of soliciting proxies from our stockholders. These costs include preparing, assembling, printing, mailing and distributing the Notices, proxy statements, proxy cards and annual reports. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition, some of our officers, directors, employees and other agents may also solicit proxies personally, by telephone and by electronic and regular mail, and we will pay these costs. EA will also reimburse brokerage houses and other custodians for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of common stock.

Whom can I call with any questions about my shares?

If you hold shares in "street name", you may contact your broker. If you are a stockholder of record, you may call our transfer agent, Wells Fargo Shareowner Services, at (800) 468-9716 (or (651) 450-4064 for international callers) or visit their web site at *www.wellsfargo.com/shareownerservices*.

PROPOSALS TO BE VOTED ON

PROPOSAL 1. ELECTION OF DIRECTORS

At the Annual Meeting, stockholders will elect ten directors to hold office for a one-year term until the next Annual Meeting (or until their respective successors are elected and qualified). All nominees have consented to serve a one-year term, if elected.

The Board has nominated the following directors to stand for re-election:

- Leonard S. Coleman
- Jeffrey T. Huber
- Gary M. Kusin
- Geraldine B. Laybourne
- Gregory B. Maffei
- Vivek Paul
- Lawrence F. Probst III
- John S. Riccitiello
- Richard A. Simonson
- Linda J. Srere

Required Vote and Board of Directors' Recommendation

In accordance with our bylaws, if EA's Corporate Secretary has not received timely and proper notice from a stockholder indicating an intention to nominate one or more candidates to compete with the Board's nominees in a director election, or if such stockholder has withdrawn all such nominations by the tenth day preceding the date on which we first mail our notice of meeting to stockholders, then the election of directors will be considered "uncontested". Since we did not receive notice from any stockholder indicating an intention to nominate one or more candidates for election at the 2010 Annual Meeting and as the deadlines for providing such notice have passed, the 2010 election will be uncontested. As such, each nominee must receive more votes cast "for" than "against" his or her re-election in order to be re-elected to the Board. Shares represented by your proxy will be voted by the proxy holders "for" the election of the ten nominees recommended by EA's Board of Directors unless you vote "against" any or all of such nominees or you mark your proxy to "abstain" from so voting. Abstentions and broker non-votes will have no effect on the outcome of the director elections.

In accordance with our Corporate Governance Guidelines, the Board expects a director to tender his or her resignation if he or she fails to receive the required number of votes for election or re-election in an uncontested election. The Board shall nominate for election or re-election as director only candidates who have previously tendered or, in the case of candidates who have not yet become members of the Board, have agreed to tender promptly following the annual meeting at which they are elected or re-elected as director, irrevocable resignations that will be effective upon (i) a failure to receive the required majority vote at the next annual or special meeting at which they face re-election in an uncontested election, and (ii) Board acceptance of such resignation. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of irrevocable resignation tendered by other directors in accordance with these guidelines.

If an incumbent director fails to receive the required majority vote in an uncontested election, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board may consider any factors they deem relevant in deciding whether to recommend/accept a director's resignation. The Board will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

The Board recommends a vote FOR each of the nominees.

DIRECTOR BIOGRAPHIES

Each of the following directors has been nominated for re-election at the 2010 Annual Meeting. As set forth below, we believe each of these directors brings a valuable and unique perspective to the Board and has the necessary experience, skills and attributes to serve on the Board and contribute to its overall effectiveness.

Leonard S. Coleman
Director since 2001
Mr. Coleman, age 61, served as Senior Advisor to Major League Baseball from 1999 until 2005 and, from 2001 to 2002, was the Chairman of ARENACO, a subsidiary of Yankees/Nets. Mr. Coleman was President of The National League of Professional Baseball Clubs from 1994 to 1999, having previously served since 1992 as Executive Director, Market Development of Major League Baseball. Mr. Coleman currently serves on the Board of Directors of the following public companies: Avis Budget Group, Churchill Downs Inc., H.J. Heinz Corporation and Omnicom Group Inc. Mr. Coleman also served as a director of Cendant Corporation and Aramark Corporation during the last five years.

Mr. Coleman brings a wealth of public sector and international experience to the Board from his years of service on the Board of Directors for numerous large, public companies and his involvement in diverse public service organizations. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Coleman is qualified to serve as a director.

Jeffrey T. Huber
Director since 2009
Mr. Huber, age 42, is Senior Vice President of Engineering at Google Inc., where he has worked since 2003. From 2001 to 2003, Mr. Huber served as Vice President of Architecture and Systems Development at eBay Inc. Prior to joining eBay, Mr. Huber was Senior Vice President of Engineering at Excite@Home, where he worked from 1996 to 2001. Earlier in his career, he was a Technology Consultant with McKinsey & Company and founded a software development start-up. Mr. Huber holds a B.S. degree in Computer Engineering from the University of Illinois and a M.S. degree from Harvard University.

Mr. Huber has extensive experience operating and managing consumer online companies; including relevant background and experience in large scale online infrastructure and technology. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Huber is qualified to serve as a director.

Gary M. Kusin
Director since 1995
Mr. Kusin, age 58, is a Senior Advisor at TPG (formerly Texas Pacific Group). He has been with TPG since June 2006. He served as the President and Chief Executive Officer of Fedex Kinko's Office and Print Services, an operating division of Fedex, Inc. from August 2001 until February 2006. Fedex Kinko's is a leading provider of document solutions and business services. From September 1998 to July 2001, he was the Chief Executive Officer of HQ Global Workplaces, Inc., a global leader in office outsourcing. Prior to September 1998, Mr. Kusin was co-founder and Chairman of Kusin Gurwitch Cosmetics, LLC and co-founder and President of Babbages, Inc. Mr. Kusin serves on the Board of Directors of privately-held companies, including PETCO and Sabre Holdings.

In addition to the extensive executive management experience noted above, Mr. Kusin has expertise in retail operations and the strategic development of products and services. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Kusin is qualified to serve as a director.

Geraldine B. Laybourne
Director since 2008
Ms. Laybourne, age 63, founded Oxygen Media, a cable television network, in 1998 and served as its Chairman and Chief Executive Officer until November 2007, when the network was acquired by NBC Universal. Prior to founding Oxygen, Ms. Laybourne spent 16 years at Nickelodeon, a cable television network. From 1996 to 1998, Ms. Laybourne served as President of Disney/ABC Cable Networks, a cable television network, where she was responsible for overseeing cable programming for the Walt Disney Company and ABC. Ms. Laybourne serves on

the Board of Directors of Insight Communications, Symantec Corporation, J.C. Penney Company, Inc. and Move.com and also serves on the Board of Trustees of Vassar College. Ms. Laybourne holds a B.A. degree from Vassar College and a M.S. from the University of Pennsylvania.

Ms. Laybourne has extensive executive experience in the entertainment industry; including a deep understanding of the unique and valuable women's and children's markets. Based on these experiences, qualifications and attributes, the Board has concluded that Ms. Laybourne is qualified to serve as a director.

Gregory B. Maffei
Director since 2003
Mr. Maffei, age 50, has served as President and Chief Executive Officer of Liberty Media Corporation, which owns ecommerce, media, communications and entertainment businesses and investments, since February 2006. He joined Liberty Media in November 2005 as CEO-Elect. From June 2005 until November 2005, Mr. Maffei served as President and Chief Financial Officer of Oracle Corporation. From 2000 until June 2005, Mr. Maffei served as Chief Executive Officer of 360networks Corporation, a broadband telecom service provider, and also became Chairman of the Board of 360networks in 2002. Previously, Mr. Maffei was with Microsoft Corporation from 1993 to 2000, in several positions, including Senior Vice President, Finance and Administration and Chief Financial Officer. Mr. Maffei also served as Chairman of Expedia, Inc. from 1999 to 2002. Mr. Maffei currently serves on the Board of Directors of Liberty Media and the DIRECTV Group, Inc, and Sirius XM Radio Inc. Mr. Maffei also served as a director of Starbucks Corporation during the past five years. Mr. Maffei received an A.B. from Dartmouth College and an M.B.A from Harvard Business School where he was a Baker Scholar.

Mr. Maffei has extensive operating, financial and investment experience in the technology, media and telecom sectors with some of the largest and most successful companies in their relevant industries. Mr. Maffei serves on our Audit Committee, and he qualifies as an audit committee financial expert (as defined in the applicable rules of the SEC) and is financially sophisticated within the meaning of the NASDAQ Stock Market Rules. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Maffei is qualified to serve as a director.

Vivek Paul
Director since 2005
Mr. Paul, age 51, was a partner at TPG (formerly Texas Pacific Group) from October 2005 to August 2008. From July 1999 to September 2005, Mr. Paul served as Vice Chairman of the Board of Directors of Wipro, Ltd., a provider of integrated business, technology and process solutions, and Chief Executive Officer of Wipro Technologies, Wipro's global information technology, product engineering, and business process services segments. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Limited. Mr. Paul holds a Bachelor of Engineering from the Birla Institute of Technology and Science, and an M.B.A. from the University of Massachusetts, Amherst.

Mr. Paul brings to the Board his past experience as the Vice Chairman of a large public company and Chief Executive Officer of its dominant business. He has extensive international business knowledge, particularly emerging markets, and expertise in financial evaluation of business plans and risk scenarios. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Paul is qualified to serve as a director.

Lawrence F. Probst III
Director since 1991, Chairman since 1994
Mr. Probst, age 60, was employed by EA from 1984 to September 2008. He has served as Chairman of the Board since July 1994 and, from May 1991 until April 2007, also served as our Chief Executive Officer. Previously Mr. Probst served as President from 1991 until 1998 and Senior Vice President of EA Distribution from 1987 to 1991. Mr. Probst serves as the Chairman of the Board of Directors of the U.S. Olympic Committee. Mr. Probst holds a B.S. degree from the University of Delaware.

Mr. Probst served as the Company's Chief Executive Officer for more than fifteen years and has served as the Chairman of the Board for nearly sixteen years. Mr. Probst contributes to the Board his deep understanding of the

Company's operational and strategic business goals and direct experience with Company and industry-specific opportunities and challenges. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Probst is qualified to serve as a director.

John S. Riccitiello
Director since 2007
Mr. Riccitiello, age 50, has served as Chief Executive Officer and a director of EA since April 2007. Prior to re-joining EA, he was a co-founder and Managing Partner at Elevation Partners, a private equity fund. From October 1997 to April 2004, Mr. Riccitiello served as President and Chief Operating Officer of EA. Prior to joining EA, Mr. Riccitiello served as President and Chief Executive Officer of the worldwide bakery division at Sara Lee Corporation. Before joining Sara Lee, he served as President and Chief Executive Officer of Wilson Sporting Goods Co. and has also held executive management positions at Haagen-Dazs, PepsiCo, Inc. and The Clorox Company. Mr. Riccitiello holds a B.S. degree from the University of California, Berkeley. Mr. Riccitiello served as a director of Hyperion Solutions Corporation from July 2002 to April 2007. He serves on the Board of Directors of the University of California Berkeley Haas School of Business and on the Board of Councilors of the University of Southern California School of Cinematic Arts.

Mr. Riccitiello has served as the Company's Chief Executive Officer since April 2007. In addition to the extensive executive management experience noted above, we believe it is crucial to have the perspective of the Company's chief executive officer represented on the Board to provide direct insight into the Company's day-to-day operation and strategic vision. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Riccitiello is qualified to serve as a director.

Richard A. Simonson
Director since 2006, Lead Director since 2009
Mr. Simonson, age 51, has served as Executive Vice President, Head of Mobile Phones and Sourcing of Nokia Corporation, a manufacturer of mobile devices and a leader in mobile network equipment, solutions and services, since November 2009. From 2004 until 2009 he served as Chief Financial Officer and Executive Vice President of Nokia. From 2001 until 2003, Mr. Simonson served as Vice President & Head of Customer Finance of Nokia. In 2001, Mr. Simonson was Managing Director of the Telecom & Media Investment Banking Group of Barclays Capital. Prior to joining Barclays Capital, Mr. Simonson spent 16 years at Bank of America Securities where he held various positions, including Managing Director & Head of Global Project Finance, Global Corporate & Investment Bank, San Francisco and Chicago. Mr. Simonson is a director of Nokia Siemens Networks B.V. and Silver Spring Networks. Mr. Simonson holds a B.S. degree from the Colorado School of Mines and an M.B.A. from Wharton School of Business at the University of Pennsylvania.

Mr. Simonson has extensive financial expertise, corporate governance and risk management experience. He also has extensive experience with the strategic and operational challenges of leading a global company. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Simonson is qualified to serve as a director.

Linda J. Srere
Director since 2001
Ms. Srere, age 54, is currently a marketing and advertising consultant. From January 2000 to November 2001, Ms. Srere was President of Young & Rubicam Advertising. From 1994 through 2000, Ms. Srere held many positions with Young & Rubicam Inc. ("Y&R"), including Vice Chairman and Chief Client Officer, Executive Vice President and Director of Business Development, Group Managing Director, and in 1997, was named Chief Executive Officer of Y&R's New York office, becoming the first female CEO in the company's 75-year history. Ms. Srere also serves on the Board of Directors of Universal Technical Institute, Inc., a technical education provider.

Ms. Srere has extensive product and brand marketing and business leadership skills from her career in marketing and advertising. Based on these experiences, qualifications and attributes, the Board has concluded that Ms. Srere is qualified to serve as a director.

DIRECTOR INDEPENDENCE

Our Board has determined that each of our non-employee directors (other than Mr. Probst) qualifies as an "independent director" as that term is used in the NASDAQ Stock Market Rules. Mr. Probst, who served as our CEO through the end of fiscal 2007, and Mr. Riccitiello, our current CEO, do not qualify as independent. The NASDAQ Marketplace Rules have both objective tests and a subjective test for determining who is an "independent director." The objective tests state, for example and among other things, that a director is not considered independent if he or she is an employee of the Company or at any time during the past three years was employed by the Company. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to the board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the SEC providing that to qualify as "independent" for the purposes of membership on that Committee, members of audit committees may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company other than their director compensation.

BOARD, BOARD MEETINGS, AND COMMITTEES

The Board meets on a fixed schedule four times each year and also holds special meetings and acts by written consent. In fiscal 2010, the Board met seven times. At each regularly scheduled meeting, the independent members of the Board meet in executive session separately without management present.

Board Leadership Structure

A Lead Director, elected by the independent directors, is responsible for chairing executive sessions of the Board and other meetings of the Board in the absence of the Chairman of the Board, serving as a liaison between the Chairman of the Board and the other independent directors, and overseeing the Board's stockholder communication policies and procedures (including, under appropriate circumstances, meeting with stockholders). Our Lead Director may also call meetings of the independent directors. Richard A. Simonson was chosen by the independent directors of the Board to serve as Lead Director following the 2009 Annual Meeting of Stockholders for a two-year term ending with our 2011 Annual Meeting, subject to Mr. Simonson's re-election to the Board.

We believe that our current board leadership structure with Mr. Probst serving as the Chairman of the Board and Mr. Simonson serving as Lead Director is appropriate for the Company. Given his 24 years of past work experience at the Company, 15 of which he served as CEO, Mr. Probst has invaluable knowledge regarding the Company and the gaming industry and is uniquely positioned to lead the Board in their review of management's strategic plans. Though he is no longer employed by the Company, Mr. Probst does not qualify as an independent director and therefore, the Company feels that it is beneficial for the effective functioning of the Board to have an independent Lead Director undertake the duties identified above.

Board Committees

The Board currently has three committees, each of which operates under a charter approved by the Board: the Audit Committee, the Compensation Committee (which we refer to internally as the Executive Compensation and Leadership Committee), and the Nominating and Governance Committee. The Board of Directors amended and restated the Audit Committee's charter in May 2006, amended the Compensation Committee's charter in November 2006, and adopted the Nominating and Governance Committee's charter in April 2003. Copies of the each Committee's charter may be found in the Investor Relations portion of our website at *http://investor.ea.com.* In accordance with the Committee charters, and with current regulatory requirements, all members of these Committees are independent directors. During fiscal 2010, each director participated in at least 75% of all Board meetings and Committee meetings held during the period for which he or she was a member.

The Committee Assignments for the current Board year from July 29, 2009 (the date of the most recent Board election and beginning of the current Board year) through the date of this proxy statement were as follows:

July 2009 — August 2010 Committee Assignments

Audit	Gregory B. Maffei (Chair), Gary M. Kusin, and Vivek Paul
Compensation	Geraldine B. Laybourne (Chair), Leonard S. Coleman, and Linda J. Srere
Nominating and Governance	Richard A. Simonson (Chair), Leonard S. Coleman, and Linda J. Srere

Audit Committee

The Audit Committee assists the Board in its oversight of the Company's financial reporting and other matters, and is directly responsible for the appointment, compensation and oversight of our independent auditors. The Audit Committee is comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements and the financial literacy standards of the NASDAQ Stock Market Rules, as well as the independence requirements of the SEC. In the opinion of the Board of Directors, Mr. Maffei meets the criteria for an "audit committee financial expert" as set forth in applicable SEC rules. The Audit Committee met six times in fiscal 2010. For further information about the Audit Committee, please see the *Report of the Audit Committee of the Board of Directors* below.


Proxy Statement

Compensation Committee

The Compensation Committee is responsible for setting the overall compensation strategy for the Company, for determining the compensation of the CEO (via recommendation to the Board) and other executive officers and for overseeing the Company's equity incentive plans and other benefit plans. In addition, the Compensation Committee is responsible for reviewing and recommending to the Board compensation for non-employee directors. The Compensation Committee is comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements of the NASDAQ Stock Market Rules and qualifies as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, as amended. The Compensation Committee met eight times in fiscal 2010 and also acted by written consent. For further information about the Compensation Committee, please see *Executive Compensation* below.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for recommending to the Board nominees for election to the Board of Directors, for appointing directors to Board Committees, and for reviewing developments in corporate governance, reviewing and ensuring the quality of the Company's succession plans, recommending formal governance standards to the Board, reviewing the performance of the CEO, and establishing the Board's criteria for selecting nominees for director and for reviewing from time to time the appropriate skills, characteristics and experience required of the Board as a whole, as well as its individual members, including such factors as business experience and diversity. The Nominating and Governance Committee is currently comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements of the NASDAQ Stock Market Rules. The Nominating and Governance Committee met four times in fiscal 2010.

In evaluating nominees for director to recommend to the Board, the Nominating and Governance Committee will take into account many factors within the context of the characteristics and needs of the Board as a whole. While the specific needs of the Board may change from time to time, all nominees for director are considered on the basis of the following minimum qualifications:

- the highest level of personal and professional ethics and integrity, including a commitment to EA's values;
- practical wisdom and mature judgment;
- significant leadership experience in business, entertainment, technology, finance, corporate governance, public interest or other disciplines relevant to the long-term success of EA;

- the ability to gain an in-depth understanding of EA's business; and
- a willingness to represent the best interests of all EA stockholders and objectively appraise management's performance.

While there is no formal policy with regard to diversity, when considering candidates as potential members of the Board, the Nominating and Governance Committee considers the skills, background and experience of each candidate to evaluate his or her ability to contribute diverse perspectives to the Board. The goal of the Nominating and Governance Committee is to select candidates that have complementary and diverse perspectives, which together contribute to the Board's effectiveness as a whole. The primary consideration is to identify candidates that will best fulfill the Board's and the Company's needs at the time of the search. Therefore, the Nominating and Governance Committee does not believe it is appropriate to either nominate or exclude from nomination an individual based on gender, ethnicity, color, age, or similar factors.

In determining whether to recommend a director for re-election, the Nominating and Governance Committee will also consider the director's tenure on the Board, past attendance at meetings, participation in and contributions to the activities of the Board, the director's continued independence (including any actual, potential or perceived conflicts of interest), as well as the director's age and changes in his or her principal occupation or professional status. The Nominating and Governance Committee believes that the continuing service of qualified incumbent directors promotes stability and continuity on the Board of Directors, contributing to the Board's ability to work effectively as a collective body, while providing EA with the benefits of familiarity and insight into EA's affairs that its directors have developed over the course of their service. Accordingly, consistent with past EA practice, the Nominating and Governance Committee will first consider recommending incumbent directors who wish to continue to serve on the Board for re-election at EA's annual meeting of stockholders.

The Nominating and Governance Committee regularly seeks qualified candidates to serve as directors, particularly in situations where it determines not to recommend an incumbent director for re-election, an incumbent director declines to stand for re-election, or a vacancy arises on the Board for any reason (including the resignation, retirement, removal, death or disability of an incumbent director or a decision of the directors to expand the size of the Board). The Nominating and Governance Committee may, in its discretion, use a variety of means to identify and evaluate potential nominees for director. The Nominating and Governance Committee has used, and may continue to use, qualified search firms and may also work with members of EA's Human Resources Department to identify potential nominees meeting the Board's general membership criteria discussed above. The Nominating and Governance Committee may also consider potential nominees identified by other sources, including current directors, senior management and stockholders. In determining whether to recommend a candidate to the Board, the Nominating and Governance Committee will consider the current composition of the Board and capabilities of current directors, as well as any additional qualities or capabilities considered necessary or desirable in light of the existing or anticipated needs of the Board.

The Nominating and Governance Committee will evaluate candidates proposed by stockholders under criteria similar to the evaluation of other candidates, except that it may also consider as one of the factors in its evaluation, the amount of EA voting stock held by the stockholder and the length of time the stockholder has held such stock. Stockholders wishing to submit candidates for consideration by the Nominating and Governance Committee may do so by writing to EA's Corporate Secretary at 209 Redwood Shores Parkway, Redwood City, CA 94065, Attn: Director Nominations. To be considered by the Nominating and Governance Committee in connection with EA's annual meeting of stockholders, recommendations must be submitted in writing to EA not less than 120 calendar days prior to the anniversary of the date on which EA's proxy statement was released to stockholders in connection with the previous year's annual meeting (on or about February 18, 2011, for our 2011 Annual Meeting of Stockholders). Recommendations should include: (1) the stockholder's name, address and telephone number; (2) the amount and nature of record and/or beneficial ownership of EA securities held by the stockholder; (3) the name, age, business address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed candidate; (4) a description of the qualifications and background of the proposed candidate that addresses the minimum qualifications and other criteria for Board membership approved by the Board from time to time and set forth in EA's Corporate Governance Guidelines; (5) the amount and nature of record and/or beneficial ownership of EA securities held by the proposed candidate, if any; (6) a description of all arrangements or understandings between the stockholder and the proposed candidate relating to the proposed candidate's candidacy; (7) a statement as to whether the proposed candidate would be considered an independent director under applicable NASDAQ Stock Market Rules or an audit committee financial expert under the SEC rules; (8) the consent of the proposed candidate (a) to be named in the proxy statement relating to EA's annual meeting of stockholders, and (b) to serve as a director if elected at such annual meeting; and (9) any other information regarding the proposed candidate that may be required to be included in a proxy statement by applicable SEC rules. The Nominating and Governance Committee may request any additional information reasonably necessary to assist it in assessing a proposed candidate.

Corporate Governance Guidelines

Our Board of Directors has adopted, upon the recommendation of the Nominating and Governance Committee, a formal set of Corporate Governance Guidelines. A complete copy of the Corporate Governance Guidelines is available in the Investor Relations portion of our website at *http://investor.ea.com*. Our Corporate Governance Guidelines contain policies relating to:

- Board membership and independence criteria;
- Election of directors;
- Director resignations;
- Executive sessions of independent directors led by a Lead Director;
- Authority to hire outside advisors;
- Director orientation and education;
- Board and Committee self-evaluations;
- Attendance at annual meetings of stockholders;
- Stock ownership guidelines for our directors and executive officers;
- Stockholder communications with the Board;
- Director access to management; and
- Board and Committee roles in CEO evaluation and management succession planning.

Global Code of Conduct

Our Global Code of Conduct (which includes code of ethics provisions applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, and other senior financial officers) is available in the Investor Relations section of our website at *http://investor.ea.com*. From time to time, we post amendments to our Global Code of Conduct in the Investor Relations section of our website. Copies of our Board committee charters and Global Code of Conduct are available without charge by contacting our Investor Relations department at (650) 628-7352.

The Board's Oversight of Risk Issues

The full Board and the Board Committees are responsible for managing different forms of risk. Business risks are reviewed by the full Board in conjunction with management. The Board regularly receives management presentations from different areas of the business regarding the opportunities and risks in those areas and engages in dialogue with executive management regarding these issues. Risks related to investments, financial reporting, internal controls and procedures and compliance issues are reviewed regularly by the Audit Committee, which oversees the financial reporting, global audit and legal compliance functions. The Nominating and Governance Committee reviews issues of director and CEO succession.

Compensation-related risks are reviewed by the Compensation Committee with members of management responsible for structuring the Company's compensation programs. As part of those risk oversight efforts, we evaluated our compensation programs to determine whether the design and operation of our policies and practices could encourage executives or employees to take excessive or inappropriate risks that would be reasonably likely to have a material adverse effect on the Company. In particular, we considered the design, size, and scope of our cash and equity incentive programs and program features that mitigate against potential risks, such as payout caps, equity award clawbacks, the quality and mix of performance-based and "at risk" compensation, and, with regard to our equity incentive programs, the stock ownership requirements applicable to our executives. The Compensation Committee reviewed the results of our evaluation with management and the Committee's consultant, Compensia. The Compensation Committee concluded that our compensation policies and practices strike an appropriate balance of risk and reward in relation to our overall business strategy, and do not create risks that are reasonably likely to have a material adverse effect on the Company. The "Compensation Discussion and Analysis" section below generally describes the compensation policies and practices applicable to our named executive officers.

Director Attendance at Annual Meetings

Our directors are expected to make every effort to attend our annual meeting of stockholders. Nine of the ten directors who were elected at the 2009 Annual Meeting of Stockholders attended the meeting.

Stockholder Communications with the Board of Directors

EA stockholders may communicate with the Board as a whole, with a committee of the Board, or with an individual director by sending a letter to EA's Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, or by sending an email to StockholderCommunications@ea.com. All stockholder communications received will be handled in accordance with procedures approved by the independent directors serving on the Board. For further information regarding the submission of stockholder communications, please visit the Investor Relations portion of our website at *http://investor.ea.com.*

DIRECTOR COMPENSATION AND STOCK OWNERSHIP GUIDELINES

Our Compensation Committee is responsible for reviewing and recommending to our Board the compensation paid to our non-employee directors. Historically, our non-employee directors have been paid a mix of cash and equity compensation for their service as directors. During fiscal 2010, Mr. Riccitiello did not receive any additional compensation for his service as a director. The table below reflects the annualized components of cash compensation for directors (other than Mr. Riccitiello) that were in place during fiscal 2010. Because our Board year does not correspond to our fiscal year, actual amounts paid during fiscal 2010 were pro-rated based on the annualized figures in the following table. For more information regarding the specific compensation received by each non-employee director during fiscal 2010, see the "Fiscal 2010 Director Compensation Table" below.

Fiscal 2010 Annualized Components of Non-Employee Director Cash Compensation

Annual Retainer	$50,000
Service on the Audit Committee	$10,000
Chair of the Audit Committee	$10,000
Service on the Compensation Committee	$ 7,500
Chair of the Compensation Committee	$ 7,500
Service on the Nominating and Governance Committee	$ 7,500
Chair of the Nominating and Governance Committee	$ 2,500
Chairman of the Board	$50,000
Service as Lead Director	$25,000

In addition, individual directors were eligible to earn up to $1,000 per day, with the approval of the Board of Directors, for special assignments, which may include providing advisory services to management in such areas as sales, marketing, public relations, technology and finance (provided, however, no independent director is eligible for a special assignment if the assignment or payment for the assignment would prevent the director from being considered independent under applicable NASDAQ Stock Market or SEC rules). No directors earned any compensation for special assignments during fiscal 2010.

Stock Compensation

Non-employee directors are eligible to automatically receive an option grant to purchase 17,500 shares and 2,500 restricted stock units issued under the 2000 Equity Incentive Plan upon their initial appointment or election to the Board, and each continuing non-employee director is eligible to automatically receive an annual option grant to purchase 8,400 shares and 1,200 restricted stock units upon his or her election or re-election to the Board. If a non-employee director has not served on our Board of Directors for a full year at the time of the annual meeting of our stockholders, such director will receive a pro-rated annual grant.

In fiscal 2010, annual option grants to purchase 8,400 shares of common stock were made under the Equity Plan to each of our non-employee directors (other than Ms. Laybourne and Mr. Huber) who were re-elected at the 2009 Annual Meeting of Stockholders. Ms. Laybourne, who was appointed to the Board as of November 5, 2008, was granted a pro-rated option grant to purchase 6,300 shares of common stock. Mr. Huber, who was appointed to the Board as of May 7, 2009, was granted a pro-rated option to purchase 2,100 shares of common stock. All stock options were granted on July 29, 2009, the date of the directors' re-election to the Board, at an exercise price of $20.75 per share, which was the closing price of the Company's common stock on the NASDAQ Global Select Market on that day. Each non-employee director was also granted 1,200 restricted stock units on the same date, except for Ms. Laybourne and Mr. Huber who were granted pro-rated grants of 900 restricted stock units and 300 restricted stock units respectively.

Under the Equity Plan, non-employee directors may elect to receive all or part of their cash compensation in the form of common stock. As an incentive for our non-employee directors to increase their stock ownership in EA, non-employee directors making such an election receive shares of common stock valued at 110% of the cash compensation they would have otherwise received.

The Board is seeking stockholder approval to amend the 2000 Equity Incentive Plan to remove the provisions which mandate automatic grants to non-employee directors upon initial appointment or election to the Board and annually upon re-election to the Board. In place of automatic grants, the Board will have discretion to determine and grant an appropriate level of equity compensation to our non-employee directors each year. If this proposal is approved by a majority of the stockholders, the Board intends to grant 10,000 restricted stock units to each of our non-employee directors who are re-elected at the 2010 Annual Meeting of Stockholders. For more information about the amendments to the 2000 Equity Incentive Plan, see "Proposal 2. Amendments to the 2000 Equity Incentive Plan."

Other Benefits

Non-employee directors, who are not employed with any other company, are offered an opportunity to purchase certain EA health, dental and vision insurance while serving as a Board member with the option for the continuation of benefits upon the expiration of their Board term. Participating directors pay 100% of their own insurance premiums.

Deferred Compensation Plan

We maintain a Deferred Compensation Plan ("DCP") that allows our directors and certain employees, including our Named Executive Officers, to defer receipt of their director fees or base salary, as the case may be, into cash accounts that mirror the gains and/or losses of several different investment funds which correspond to the funds we have selected for our 401(k) plan. Director participants may defer up to 100% of their director fees until the date(s) they have specified. We are not required to make any contributions to the DCP and did not do so in fiscal 2010.

Stock Ownership Guidelines

Each non-employee director is required, within three years of becoming a director, to own shares of EA common stock or vested restricted stock units having a value of at least 3 years' annual retainer for service on the Board. As of May 20, 2010, each of our directors had either fulfilled their ownership requirements or had not yet reached three years of service.

FISCAL 2010 DIRECTOR COMPENSATION TABLE

The following table shows compensation information for each of our directors during fiscal 2010 (other than Mr. Riccitiello).

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Options Awards ($)[3]	Total ($)
Leonard S. Coleman	48,750	24,900	76,547[4]	150,197
Jeffrey T. Huber	—	54,875	189,298[4]	244,173
Gary M. Kusin	66,250	24,900	58,667	149,817
Geraldine B. Laybourne	31,563	18,675	78,716[4]	128,954
Gregory B. Maffei	70,000	24,900	58,667	153,567
Vivek Paul	—	24,900	124,661[4]	149,561
Lawrence F. Probst III	100,000	24,900	58,667	183,567
Richard A. Simonson	39,375	24,900	101,978[4]	166,253
Linda J. Srere	—	24,900	132,234[4]	157,134

(1) The amounts presented in this column represent compensation that was earned and paid as cash, including cash compensation of $16,250, $70,000, and $39,375 that was deferred by Messrs. Coleman, Maffei and Simonson, respectively, into cash accounts pursuant to the terms of our Deferred Compensation Plan, described above.

(2) Represents the aggregate grant-date fair value of restricted stock units ("RSUs") granted in fiscal 2010. Grant-date fair value for RSUs is calculated using the closing price of our common stock on the grant date. For additional information regarding the valuation methodology for RSUs, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010. Each non-employee director standing for re-election at the 2009 Annual Meeting received an RSU grant of 1,200 shares of EA common stock with a grant-date fair value of $24,900 based on a closing price of $20.75 for our common stock on the NASDAQ Global Select Market on the date of grant, July 29, 2009, except for Mr. Huber and Ms. Laybourne who had not served on our Board of Directors for a full one-year term at the time of the 2009 Annual Meeting. Mr. Huber and Ms. Laybourne received pro-rata RSU grants of 300 and 900 shares, respectively, with a grant-date fair value of $6,225 and $18,675, respectively. The RSUs granted at the 2009 Annual Meeting vest in their entirety on the date of the 2010 Annual Meeting. Mr. Huber also received an RSU grant of 2,500 shares on May 7, 2009 with a grant-date fair value of $48,650 upon his appointment to the Board. The RSU granted to Mr. Huber upon his appointment to the Board vests as to 25% each year on the anniversary of the date of grant. The aggregate number of unvested RSUs held by each of our non-employee directors as of April 3, 2010 (the last day of fiscal 2010) was as follows: Mr. Coleman, 1,200; Mr. Huber, 2,800; Mr. Kusin, 1,200; Ms. Laybourne, 2,775; Mr. Maffei, 1,200; Mr. Paul, 1,200; Mr. Probst, 1,200; Mr. Simonson, 1,200; and Ms. Srere, 1,200.

(3) Represents the aggregate grant-date fair value of stock options granted in fiscal 2010. For additional information on the valuation methodology and assumptions used to calculate the fair value of stock options, see Note 13, "Stock-Based Compensation and Employee Benefit Plans," of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010. Each non-employee director standing for re-election at the 2009 Annual Meeting received a stock option to purchase 8,400 shares of EA common stock with a grant-date fair value of $58,667, except for Mr. Huber and Ms. Laybourne, who had not served on our Board of Directors for a full one-year term at the time of the annual meeting. Mr. Huber and Ms. Laybourne received pro-rata stock option grants of 2,100 and 6,300 shares, respectively, with a grant-date fair value of $14,667 and $44,000, respectively. The stock options granted at the 2009 Annual Meeting vest in their entirety on the earlier of one year from the grant date or the date of the 2010 Annual Meeting. Mr. Huber also received a stock option grant of 17,500 shares on May 7, 2009 with a grant-date fair value of $133,397, upon his appointment to the Board. The option granted to Mr. Huber upon his appointment to the Board vests as to 2% on the date of grant and on the first calendar day of each month thereafter until fully vested. The aggregate number of unexercised stock options held by each of our non-employee directors as of the April 3, 2010 (the last day of fiscal 2010) was as follows Mr. Coleman, 131,472; Mr. Huber, 4,200; Mr. Kusin, 91,600; Ms. Laybourne, 6,300; Mr. Maffei, 99,466; Mr. Paul, 52,633; Mr. Probst, 2,732,700; Mr. Simonson, 39,800; and Ms. Srere, 106,472.

(4) As described under "Stock Compensation" above, our non-employee directors may elect to receive all or part of their cash compensation for a given quarter of the Board year in the form of EA common stock. Non-employee directors making such an election receive shares of common stock valued at 110% of the cash compensation they would have otherwise received. Such shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the date of grant, which is the first trading day of each quarter of the Board year. The following table presents the number of shares our directors received in lieu of cash as a result of their elections during fiscal 2010 and the grant-date fair value of the immediately exercised options:

Name	Grant Date	Exercise Price	Shares Subject to Stock Options Granted and Immediately Exercised	Grant-Date Fair Value
Leonard S. Coleman	5/1/2009	$20.00	894	$17,880
Jeffrey T. Huber	8/3/2009	$21.55	638	$13,749
	11/2/2009	$18.01	763	$13,742
	2/1/2010	$16.74	821	$13,744
Geraldine B. Laybourne	5/1/2009	$20.00	395	$ 7,900
	8/3/2009	$21.55	415	$ 8,943
	11/2/2009	$18.01	496	$ 8,933
	2/1/2010	$16.74	534	$ 8,939
Vivek Paul	5/1/2009	$20.00	825	$16,500
	8/3/2009	$21.55	766	$16,507
	11/2/2009	$18.01	916	$16,497
	2/1/2010	$16.74	985	$16,489
Richard Simonson	5/1/2009	$20.00	412	$ 8,240
	8/3/2009	$21.55	542	$11,680
	11/2/2009	$18.01	650	$11,707
	2/1/2010	$16.74	698	$11,685
Linda Srere	5/1/2009	$20.00	997	$19,940
	8/3/2009	$21.55	829	$17,865
	11/2/2009	$18.01	993	$17,884
	2/1/2010	$16.74	1,068	$17,878

PROPOSAL 2. AMENDMENTS TO THE 2000 EQUITY INCENTIVE PLAN

The 2000 Equity Incentive Plan, which initially was approved by the stockholders on March 22, 2000, continues EA's program of providing equity incentives to eligible employees, officers and directors. We offer these incentives in order to assist in recruiting, retaining and motivating qualified employees, officers and directors. Since the Equity Plan's adoption, 99,385,000 shares of common stock have been reserved for issuance. The following summary of the proposed amendments to the Equity Plan is subject to the specific provisions contained in the full text of the Equity Plan, as proposed to be amended, which we have filed with the SEC along with this proxy statement. For more information regarding the Equity Plan, we urge you to read the full text of the Equity Plan, as proposed to be amended, or the summary of its material terms, as proposed to be amended, included as Appendix A of this proxy statement.

We are proposing amendments to the 2000 Equity Incentive Plan that would:

- ***Increase the number of shares authorized under the Equity Plan by 5,300,000 shares to a total of 104,685,000 shares.***

  We believe that alignment of the interests of our stockholders and our employees, officers and directors is best advanced through the issuance of equity incentives as a portion of their total compensation. In this way, we reinforce the link between our stockholders and our employees', officers' and directors' focus on personal responsibility, creativity and stockholder returns. Equity incentives such as stock options and restricted stock units also play an important role in our recruitment and retention strategies, as the competition for creative and technical talent and leadership in our industry is intense.

  While equity is a strategic tool for recruitment and retention, we also carefully manage stock option and restricted stock unit issuances and strive to keep the dilutive impact of the equity incentives we offer within a reasonable range. Historically, we have made a significant portion of our equity grants in a given fiscal year in connection with our annual reviews and merit increases.

  On October 21, 2009, we launched a voluntary Employee Stock Option Exchange Program ("Exchange Program"), that was approved by our stockholders at the 2009 Annual Meeting, to permit our eligible employees to exchange outstanding eligible options for a lesser number of restricted stock units, shares of restricted stock awards (in Canada only), or new options (in China only) to be granted under the Equity Plan. The Exchange Program offer period began on October 21, 2009 and ended on November 18, 2009.

  The Exchange Program resulted in options to purchase approximately 16,561,000 shares of our common stock being exchanged for restricted stock units to acquire approximately 4,996,000 shares, approximately 923,000 shares of restricted stock awards and new options to purchase approximately 18,000 shares. The surrendered options were cancelled and the shares subject to the surrendered options are not available for future issuance under our Equity Plan.

  Excluding the impact of the Exchange Program, during fiscal 2010, we granted stock options to purchase a total of approximately 4,419,884 shares, restricted stock units to acquire a total of 4,363,087 shares, and 1,175,077 shares of restricted stock. Together these stock option, restricted stock unit, and restricted stock grants represented approximately 3% of our total shares outstanding as of March 31, 2010. As of the end of fiscal 2010 the Company had 16,130,929 outstanding options under all plans with a weighted average exercise price of $30.28 and a weighted average remaining contractual life of 5.70 years. Also as of that same date, there were 16,626,130 granted but unvested shares of restricted stock and/or restricted stock units, and the number of shares remaining available for future grant under all plans was 17,715,996. Going forward, we intend to continue to responsibly manage issuances of equity incentive awards under the Equity Plan.

  The Equity Plan contains several features designed to protect stockholders' interests. For example, the Equity Plan does not allow any options to be granted at less than 100% of fair market value, and the exercise price of outstanding options issued under the Equity Plan may not be reduced without stockholder approval. The Equity Plan does not contain an "evergreen" provision whereby the number of authorized shares is automatically increased on a regular basis. In addition, the Equity Plan prohibits us from loaning, or guaranteeing the loan of, funds to participants under the Equity Plan.

- ***Amend the Equity Plan to remove the provision that provides for automatic grants to our outside directors upon appointment to the Board of Directors, and annually upon re-election.***

  Our Compensation Committee annually reviews and recommends to our Board the compensation paid to our non-employee directors, which is delivered as a mix of cash and equity. Currently, the Equity Plan provides automatic equity grants to our non-employee directors as follows: (1) upon appointment to the Board of Directors, stock options or stock appreciation rights for 17,500 shares and 2,500 restricted stock units; and (2) upon re-election to the Board of Directors at each Annual Meeting of Stockholders, stock options or stock appreciation rights for 8,400 shares and 1,200 restricted stock units. Given the long term nature of our Equity Plan, which expires in 2020, and our need to attract and retain highly qualified Board members capable of leading the Company through economic and industry-specific challenges, we believe it is important to have the flexibility to set the total compensation of our Board members at a level that takes into consideration market trends and current stock values, rather than maintain fixed equity grant levels for our non-employee directors year-over-year. Removing the automatic grants provisions from the Equity Plan will give the Board the necessary discretion to determine and grant an appropriate level of equity compensation to our non-employee directors each year. If this proposal is approved, the Board intends to exercise its discretion with respect to the equity component of the Board's compensation by issuing 10,000 restricted stock units to each of our non-employee directors who are re-elected for the 2011 Board year.

Plan Benefits

The amount and timing of awards granted under the Equity Plan are determined in the sole discretion of the administrator and therefore cannot be determined in advance. The future awards that would be received under the Equity Plan by executive officers and other employees are discretionary and are therefore not determinable at this time.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the amendments to the 2000 Equity Incentive Plan.

PROPOSAL 3. AMENDMENT TO THE 2000 EMPLOYEE STOCK PURCHASE PLAN

The 2000 Employee Stock Purchase Plan, which initially was approved by the stockholders on July 27, 2000, provides our employees with a convenient means of purchasing equity in the Company through payroll deductions. It also provides an incentive for continued employment. Since its adoption, 12,800,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan is intended to qualify as a "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, for participants residing in the United States.

Since the adoption of the Purchase Plan, we have experienced significant growth in the number of employees who elect to participate in the Purchase Plan. The following table presents information since the beginning of fiscal 2008 relating to the aggregate number of shares purchased under the Purchase Plan, as well as the number of employees who have participated in the Purchase Plan.

	Shares Purchased Pursuant to the Purchase Plan	No. of Employees Participating as of the Last Purchase Date in Fiscal Year
Fiscal 2008	892,130	4,342
Fiscal 2009	1,322,892	4,494
Fiscal 2010	2,154,631	3,739
Fiscal 2011	(1)	3,681(2)

(1) Fiscal 2011 purchases under the 2000 Purchase Plan will be made in August 2010 and February 2011.

(2) Represents estimated number of participants in the 2000 Purchase Plan as of May 20, 2010. Participants have the right to withdraw from the 2000 Purchase Plan at any time prior to a purchase date. The number of participants may increase or decrease prior to February 2011, the last purchase date in fiscal 2011.

We are proposing an amendment to the 2000 Employee Stock Purchase Plan that would:

- ***Increase the number of shares authorized under the Purchase Plan by 2,000,000 shares to a total of 14,800,000 shares.***

  The proposed amendment would increase the number of shares authorized under the Purchase Plan by 2,000,000 to a total of 14,800,000, an amount that we expect will continue to permit all current and potential future employees to fully participate in the Purchase Plan at least through fiscal 2011. The 2,000,000 shares that we are requesting this year is 1,000,000 shares less than the 3,000,000 shares approved by the stockholders at the 2009 Annual Meeting of Stockholders. Based on EA's current share price, we expect the number of shares to be purchased by our employee participants to remain at approximately the same level as fiscal 2010. We believe that the Purchase Plan plays an important role to incentivize our employees and to encourage equity ownership, which serves to align their interests with our stockholders.

For more information about the Purchase Plan, we urge you to read the summary of its material terms included as Appendix B to this proxy statement.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the amendment to the 2000 Employee Stock Purchase Plan.

PROPOSAL 4. RATIFICATION OF THE APPOINTMENT OF KPMG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP has audited the financial statements of EA and its consolidated subsidiaries since fiscal 1987. The Board, through the Audit Committee, has appointed KPMG LLP as EA's independent auditors for fiscal 2011. The Audit Committee and the Board believe that KPMG LLP's long-term knowledge of EA and its subsidiaries is valuable to the Company. Representatives of KPMG LLP have direct access to members of the Audit Committee and the Board. We expect one or more representatives of KPMG LLP to attend the Annual Meeting in order to respond to appropriate questions from stockholders, and to make a statement if they desire to do so.

Ratification of the appointment of KPMG LLP as our independent auditors is not required by our bylaws or otherwise. The Board of Directors has determined to submit this proposal to the stockholders as a matter of good corporate practice. If the stockholders do not ratify the appointment, the Audit Committee will review their future selection of auditors. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and the stockholders.

Fees of Independent Auditors

The aggregate fees billed for the last two fiscal years for each of the following categories of services are set forth below:

Description of Fees	Year Ended March 31, 2010	Year Ended March 31, 2009
Audit Fees[1]		
– Worldwide audit fee	$4,838,000	$4,699,000
– Accounting concurrence and regulatory matters	218,000	147,000
Total audit fees	5,056,000	4,846,000
Audit-Related Fees[2]		
– Benefit plan audits	—	55,000
Total audit-related fees	—	55,000
Tax Fees[3]		
– Compliance	435,000	896,000
Total tax fees	435,000	896,000
Total All Fees	$5,491,000	$5,797,000

(1) Audit Fees: This category includes the annual audit of the Company's financial statements and internal controls over financial reporting (including required quarterly reviews of financial statements included in the Company's quarterly reports on Form 10-Q), and services normally provided by the independent auditors in connection with regulatory filings. This category also includes consultation on matters that arose during, or as a result of the audit or review of financial statements, statutory audits required for our non-US subsidiaries, and services associated with our periodic reports and other documents filed with the SEC and foreign filings, as well as Sarbanes-Oxley Section 404 compliance consultation.

(2) Audit-Related Fees: This category consists primarily of fees related to the fiscal 2009 audit of our 401(k) benefit plan.

(3) Tax Fees: This category includes compliance services rendered for U.S. and foreign tax compliance and returns, and transfer pricing documentation, as well as planning and advice, which consists primarily of technical tax consulting.

Services Provided by the Independent Auditor

The Audit Committee is required to pre-approve the engagement of, and has engaged, KPMG LLP to perform audit and other services for the Company and its subsidiaries. The Company's procedures for the pre-approval by the Audit Committee of all services provided by KPMG LLP comply with SEC regulations regarding pre-approval of services. Services subject to these SEC requirements include audit services, audit-related services, tax services and other services. The audit engagement is specifically approved and the auditors are retained by the Audit Committee. In some cases, pre-approval for a particular category or group of services is provided by the Audit Committee for up to a year, subject to a specific budget and to regular management reporting. In other cases, the Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services up to a specified dollar limit, and such pre-approvals are then communicated to the full Audit Committee.

The Audit Committee considered and determined that fees for services other than audit and audit-related services are compatible with maintaining KPMG LLP's independence.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the ratification of KPMG LLP as our independent auditors for fiscal 2011.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that EA specifically incorporates it by reference into a filing.

The Audit Committee of the Board of Directors operates under a written charter, which was most recently amended in May 2006. The Audit Committee is comprised of three non-employee directors, each of whom in the opinion of the Board of Directors meets the current independence requirements and financial literacy standards of the NASDAQ Stock Market Rules, as well as the independence requirements of the Securities and Exchange Commission. During fiscal 2010, the Audit Committee consisted of Gregory B. Maffei, Vivek Paul and Richard A. Simonson through July 29, 2009. Following the 2009 Annual Meeting of Stockholders, Mr. Simonson stepped down from the Audit Committee and was replaced by Gary M. Kusin. In the opinion of the Board of Directors, Mr. Maffei meets the criteria for a "financial expert" as set forth in applicable SEC rules, as well as the above-mentioned independence requirements.

EA's management is primarily responsible for the preparation, presentation and integrity of the Company's financial statements. EA's independent registered public accounting firm, KPMG LLP ("independent auditors"), is responsible for performing an independent audit of the Company's (i) financial statements and expressing an opinion as to the conformity of the financial statements with U.S. generally accepted accounting principles, and (ii) internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon.

The function of the Audit Committee is to assist the Board of Directors in its oversight responsibilities relating to the integrity of EA's accounting policies, internal controls and financial reporting. The Audit Committee reviews EA's quarterly and annual financial statements prior to public earnings releases and submission to the SEC; reviews and evaluates the performance of EA's internal audit function; reviews and evaluates the performance of EA's independent auditors; consults with the independent auditors and EA's internal audit function regarding internal controls and the integrity of the Company's financial statements; assesses the independence of the independent auditors; and is responsible for the selection of the independent auditors. In this context, the Audit Committee has met and held discussions with members of management, EA's internal audit function and the independent auditors. Company management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. Company management has also represented to the Audit Committee that the Company's internal control over financial reporting was effective as of the end of the Company's most recently-completed fiscal year, and the Audit Committee has reviewed and discussed the Company's internal control over financial reporting with management and the independent auditors. The Audit Committee also discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as amended, including the quality and acceptability of the Company's financial reporting process and internal controls. The Audit Committee has also discussed with the Company's independent auditors the overall scope and plans for their annual audit and reviewed the results of that audit with management and the independent auditors.

In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from the Company and its management, including the matters in the written disclosures required by the Public Company Accounting Oversight Board (United States). The Audit Committee has also considered whether the provision of any non-audit services (as described above under "Proposal 4. Ratification of the Appointment of KPMG LLP, Independent Registered Public Accounting Firm" — "Fees of Independent Auditors") and the employment of former KPMG LLP employees by the Company is compatible with maintaining the independence of KPMG LLP.

The members of the Audit Committee are not engaged in the practice of auditing or accounting. In performing its functions, the Audit Committee necessarily relies on the work and assurances of the Company's management and independent auditors.

In reliance on the reviews and discussions referred to in this report and in light of its role and responsibilities, the Audit Committee recommended to the Board of Directors that the audited consolidated balance sheets of the Company as of each of the last two years ended March 31, 2010 and the audited consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows of the Company for each of the last three years ended March 31, 2010 be included for filing with the SEC in the Company's Annual Report on Form 10-K for the year ended March 31, 2010. The Audit Committee has also approved the selection of KPMG LLP as the Company's independent auditors for fiscal 2011.

AUDIT COMMITTEE

Gregory B. Maffei (Chairman)

Vivek Paul

Gary M. Kusin

PRINCIPAL STOCKHOLDERS

The following table shows, as of May 20, 2010, the number of shares of our common stock owned by our directors, executive officers named in the Summary Compensation Table below, our current directors and executive officers as a group, and beneficial owners known to us holding more than 5% of our common stock. As of May 20, 2010, there were 329,676,985 shares of our common stock outstanding. Except as otherwise indicated, the address for each of our directors and executive officers is c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065.

Stockholder Name	Shares Owned[1]	Right to Acquire[2]	Percent of Outstanding Shares[3]
T.Rowe Price Association[4]	28,082,056	—	8.5%
Dodge & Cox[5]	25,722,857	—	7.8%
Primecap Management Company[6]	24,837,400	—	7.5%
Lawrence F. Probst III[7]	1,106,469	2,732,700	1.2%
John S. Riccitiello[8]	89,794	509,000	*
Eric F. Brown	26,566	165,075	*
Frank D. Gibeau	20,479	434,208	*
Peter Moore	18,191	278,708	*
Linda J. Srere	16,994	106,472	*
Leonard S. Coleman	10,196	134,572	*
Gregory B. Maffei	10,000	102,566	*
Vivek Paul	9,822	55,733	*
Gary M. Kusin	5,214	94,700	*
Richard A. Simonson	4,376	44,400	*
Jeffrey T. Huber	4,817	5,250	*
Geraldine B. Laybourne	2,825	7,975	*
John Schappert	—	138,750	*
Gerhard Florin[9]	34,368	31,750	*
All executive officers and directors as a group (20) persons[10]	1,461,080	4,985,541	1.9%

* Less than 1%

(1) Unless otherwise indicated in the footnotes, includes shares for which the named person has sole or shared voting or investment power. Excludes shares that may be acquired through stock option exercises.

(2) Includes (a) shares of common stock that may be acquired through stock option exercises within 60 days of May 20, 2010, (b) in the case of Messrs. Coleman, Kusin, Maffei, Paul and Simonson, reflects 3,100 restricted stock units ("RSUs") that have vested but remain outstanding, (c) in the case of Ms. Laybourne 625 RSUs that have vested but remain outstanding, and (d) in the case of Messrs. Brown, Gibeau, Moore, Schappert, and Florin, 5,075, 10,708, 9,458, 18,750, and 6,750 RSUs, respectively, that vest within 60 days of May 20, 2010.

(3) Calculated based on the total number of shares owned plus the number of shares that may be acquired through stock option exercises and the vesting of RSUs within 60 days of May 20, 2010.

(4) Based on information contained in a report on Form 13F filed with the SEC in which T. Rowe Price Associates, Inc. indicated that, as of March 31, 2010, it had sole investment power of 28,082,056 shares. The address for T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, Maryland 21202.

(5) Based on information contained in a report on Form 13F filed with the SEC in which Dodge & Cox indicated that, as of March 31, 2010, it had sole investment power of 25,722,857 shares. The address for Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.

(6) Based on information contained in a report on Form 13F filed with the SEC in which Primecap Management Company indicated that, as of March 31, 2010, it had sole investment power of 24,837,400 shares. The address for Primecap Management Company is 225 South Lake Street, Suite 400, Pasadena, CA 91101.

(7) Includes 87,886 shares of common stock held by Mr. Probst's grantor's retained annuity trust, 16,669 shares held by Mr. Probst's spouse, and 469,713 shares held by the Probst Family LP, of which Mr. Probst is a partner.

(8) Includes 1,700 shares of common stock held in trust for Mr. Riccitiello's minor children.

(9) Dr. Florin is a named executive officer in this proxy statement, but as of February 2, 2010, he ceased to be an executive officer of EA.

(10) Includes all executive officers and directors of EA as of May 20, 2010. Dr. Florin is not included, as he was not an executive officer as of May 20, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our executive compensation program for fiscal 2010 and the compensation decisions we made in fiscal 2010 for our:

- Chief Executive Officer, John S. Riccitiello,
- Executive Vice President, Chief Financial Officer, Eric F. Brown,
- Chief Operating Officer, John Schappert,
- President, EA Games, Frank D. Gibeau,
- President, EA SPORTS, Peter Moore, and
- Executive Vice President, Western World Publishing, Gerhard Florin

Collectively, these individuals are designated the named executive officers ("NEOs"). The compensation of the NEOs is provided in the compensation tables that follow this discussion. For purposes of this Compensation Discussion and Analysis, the term "NEO" excludes Dr. Florin, whose compensation arrangements with the Company are described separately in the sections of this Compensation Discussion and Analysis titled "Exchange Program" and "Executive Changes" below.

Fiscal 2010 Overview

The compensation of our executive officers in fiscal 2010 was influenced by two key facts:

- First, our executive officers delivered very well against critical strategic and operational objectives in fiscal 2010, which included significant increases in digital revenues, the implementation of deep cost reductions while still delivering games on-time and with improved quality, and the development of critically-acclaimed new intellectual property, among others. Despite these significant operational and strategic achievements, we did not fully meet our financial expectations for the year. Accordingly, our compensation programs recognized numerous areas of outstanding performance, while also taking into account the financial results.
- Second, we determined, based on market surveys and other data, that certain of our compensation programs were below market levels for comparable executive roles. In particular, our equity and cash bonus programs did not sufficiently reward executives for achievement of both qualitative and quantitative goals.

To address these issues, the Executive Compensation and Leadership Committee (hereafter referred to in this discussion as "the Committee"), with the advice and assistance of its independent compensation consultant, Compensia, evaluated our compensation programs and philosophy in light of a rapidly changing compensation landscape and industry-specific challenges. Based on that review, the Committee made selected mid-year adjustments, discussed below, to the fiscal 2010 executive compensation program for our executive officers, including the NEOs. We also adopted several changes to our executive compensation program for fiscal 2011, discussed below, which are intended to link pay more appropriately to qualitative individual goals as well as to Company financial objectives. The changes also serve to strengthen the retentive and motivational value of our equity programs going forward.

Compensation Philosophy

We operate in an intensely competitive business environment characterized by the continual emergence of new competitors and technologies and difficult-to-predict consumer tastes and preferences. Our success as a global leader in the interactive entertainment industry depends heavily on attracting, motivating, rewarding and retaining a highly-skilled and experienced management team.

The market for talented executives with the skills and experience to run our complex and dynamic business is extremely competitive given the small number of people who have the qualifications relevant to our industry. Our leading position within the interactive entertainment industry makes us a prime target for our competitors, which range from very small start-up companies that seek to entice candidates with substantial equity compensation offers, to very large, diversified corporations with great financial and marketing resources. These competitors have made repeated attempts to recruit our executives and key creative talent.

It is critical that our executive compensation program be competitive with the organizations with which we compete for executive talent, so that we are able to attract, motivate, reward, and retain the individuals that we believe are capable of leading the Company. Our program must also support our strategic and operational business objectives, promote the short-term and long-term profitable growth of the Company, and reflect current economic conditions. To achieve these objectives, our compensation philosophy is predicated on three basic principles:

- A significant portion of each executive officer's total cash compensation should be performance-based and "at risk," with this amount dependent from year to year on the Company's financial and operational performance, the operational performance of the executive officer's specific business unit, as appropriate, and his or her individual performance;
- To align each executive officer's interests with the long-term interests of our stockholders, a significant portion of his or her compensation should be equity-based; and
- An executive officer's compensation must be appropriate in light of his or her experience, responsibilities, and performance.

Our executive compensation program is designed to be consistent with this philosophy.

Compensation-Setting Process

The Committee is responsible for establishing the Company's compensation philosophy and making the compensation decisions for our executive officers. The Committee's scope of authority is defined in a written charter and includes the oversight and administration of all compensation, equity, and employee benefit plans and programs, including the annual bonus and equity compensation plans for executive officers.

The Committee has regularly-scheduled meetings on a quarterly basis and holds additional meetings as needed during the year. The Committee also takes action by written consent, often after informal telephone discussions and other communications among the Committee members and members of management. During fiscal 2010, the Committee met eight times, four of which were regularly-scheduled quarterly meetings and the remainder of which were special sessions.

For its regularly-scheduled meetings, the Committee maintains a calendar to help guide the meeting agendas and to ensure fulfillment of the various responsibilities outlined in the Committee's charter. In fiscal 2010, this calendar included a review of the compensation philosophy of the Company, a review of our compensation programs for risk issues, a comprehensive review of compensation levels of executive officers, review of the compensation levels for members of the Board, review and approval of all executive officer employment offers and promotions, and review and approval of the fiscal 2010 annual cash bonus payments.

In fiscal 2010, the Committee held special meetings to consider a variety of items including special compensation and equity retention programs, annual compensation reviews and increases, executive officer promotions, executive officer relocations, the terms and conditions of the compensation arrangements for new, departing, and continuing executive officers, and other administrative matters.

In fiscal 2010, the Committee reviewed and approved the base salaries (including, if any, base salary adjustments), target cash bonus opportunities, and equity awards of each of our executive officers, including the NEOs. Mr. Riccitiello's base salary, target cash bonus opportunity, and equity award were developed by the Committee with the assistance of Compensia, recommended to the Board, and subsequently approved by the Board.

For additional information about the Committee, see the section entitled "Board, Board Meetings and Committees" set forth in this proxy statement.

Compensation Consultants

The Committee has the authority to engage the services of outside advisors. During fiscal 2010, the Committee engaged Compensia, Inc., a national compensation consulting firm, to assist with the Committee's analysis and review of the compensation of our executive officers and other aspects of our total compensation strategy. Compensia also advised the Committee with respect to the operation of the Electronic Arts Executive Bonus Plan (the "Executive Bonus Plan") for fiscal 2010, including recommendations regarding participation, target bonuses and performance criteria.

Compensia attends all Committee meetings, works directly with the Committee Chair and Committee members, and sends all invoices, including descriptions of services rendered, to the Committee Chair for review and payment approval. Compensia performed no work at the request of our management team during fiscal 2010.

From time to time, our management separately engages outside advisors in connection with the Company's compensation practices. In fiscal 2010, we retained Frederic W. Cook & Co., a national compensation consulting firm to assist management and the Committee with a review of compensation levels for members of the Board. Frederic W. Cook & Co. only performed director compensation-related services for the Company in fiscal 2010.

Role of Management

In formulating executive compensation recommendations for the Committee and the Board, our Executive Vice President of Human Resources and Facilities, Ms. Gabrielle Toledano, is responsible for conducting an annual analysis of market trends, providing documentation of individual executive officer performance, and creating initial recommendations of base salary adjustments, potential annual cash bonus payments, and potential equity awards for our executive officers. To assist in the development of these initial recommendations, our Human Resources Department participates in several comprehensive executive compensation surveys, including the Radford High Technology Executive and International Compensation Surveys to access information for our peer group companies (as defined below) and the Croner Entertainment & Educational Software Compensation Survey. Mr. Riccitiello reviews and provides input on these recommendations prior to and during review by the Committee. Mr. Riccitiello, assisted by Ms. Toledano, annually performs an individual performance review of each executive officer, which is then provided to the Committee for its reference and use.

Ms. Toledano also oversees the preparation of the Committee's meeting materials, works with the Committee Chair to set the meeting agenda, and attends all Committee meetings. In addition, Mr. Riccitiello regularly attends Committee meetings (except when his own compensation is being discussed).

Competitive Positioning

For fiscal 2010, at the direction of the Committee, Compensia conducted a comprehensive analysis of our executive compensation program. This analysis was developed using data from the Radford High Technology Executive and International Compensation Surveys, the Croner Entertainment & Educational Software Compensation Survey, and publicly available compensation information from a group of peer companies selected by our management with input from the Committee and Compensia. For fiscal 2010, this group consisted of (a) companies of comparable size, geographic markets, financial performance, and expected growth rates and (b) companies that compete with us for executive talent in the media, entertainment and technology industries.

During fiscal 2010, this group of peer companies (the "Peer Group") consisted of:

- Activision Blizzard
- Adobe Systems
- Discovery Communications
- eBay
- Expedia
- Hasbro
- IAC / Interactive
- Intuit
- Lions Gate Entertainment
- Mattel
- Symantec
- Take-Two Interactive Software
- THQ
- Warner Music Group
- Yahoo!

This Peer Group is the result of a re-evaluation of the prior fiscal year's group of peer companies performed in November 2009 based on relevance to our industry (Gaming & Entertainment and/or Internet and Technology), revenue size ($1.3 billion to $8.4 billion) and revenue growth (generally 15%+). Amazon.com Inc. and Viacom, Inc., with revenues of $19 billion and $14 billion, respectively, were considered too large for comparison purposes and were removed from the Peer Group. They were replaced with Expedia, Inc. and Discovery Communications, with revenues of $2.9 billion and $3.4 billion, respectively.

Compensia compared each of our executive-level positions to similar positions as reflected in the survey data and the Peer Group information to establish base salary, target cash bonus and equity award, and target total cash compensation ranges. This analysis was reviewed by Ms. Toledano and our Human Resources Department with Mr. Riccitiello for each executive-level position and with the Committee for our Chief Executive Officer and for other positions at or above the level of Senior Vice President.

The Committee used the survey data and the Peer Group information to validate the range of competitive pay for the business sectors in which we compete for executive talent. Based on its assessment of the competitive marketplace and our need for a strong leadership team to help us achieve our strategic and operating objectives, the Committee identified the 50th to 75th percentile of the combined survey data and Peer Group information as the relevant reference for base salaries, target bonus opportunities, and total cash compensation, and the 75th percentile for equity awards for our executive officers. During fiscal 2010, these base salary, target bonus opportunity, and target total cash compensation ranges were referenced by management in preparing individual compensation recommendations for the Committee to consider, and made available to the Committee in making compensation decisions.

The market ranges established by Compensia also helped the Committee in assessing the competitive placement of our executive officers' total direct compensation for fiscal 2010. The Committee's assessment of an individual executive officer's compensation relative to market range took into consideration the scope, complexity, and responsibility of the executive officer's position in relation to positions in the data sources. Market range data was just one factor considered by the Committee. In setting actual compensation, the Committee also considered each executive officer's experience, responsibility level, individual performance, and the Company's actual financial and operational results for the year. In addition, the Committee compared the compensation of the executive officers with each other to monitor internal pay equity. Because these decisions were influenced by the Company's financial and operational results, as well as each executive officer's individual performance, his or her total cash compensation, and any individual compensation component, may be within, below, or above the market range for his or her position.

CEO Compensation Process

At the beginning of each fiscal year, Mr. Riccitiello and the Board agree on the operating objectives for the Company, against which Mr. Riccitiello's performance will be judged for the purposes of evaluating his performance and setting his compensation.

The Nominating and Governance Committee of the Board, with the assistance of Ms. Toledano, reviews Mr. Riccitiello's performance, taking into consideration Mr. Riccitiello's and the Company's achievement of the objectives stated above, and other factors that the Nominating and Governance Committee deems important and material in evaluating Mr. Riccitiello's performance. This review is then provided to the Committee, which makes a compensation recommendation to the full Board. The Board then considers the performance review made by the Nominating and Governance Committee, and the compensation recommendations made by the Committee, and determines Mr. Riccitiello's compensation.

Compensation Elements

Our executive compensation program is comprised of three principal components: base salary, an annual cash bonus and equity awards. Below is a description of each compensation component, a discussion of how these three compensation components specifically applied to each of our NEOs for fiscal 2010, and an explanation of why specific compensation decisions were made during fiscal 2010. Where applicable, executive compensation program changes for fiscal 2011 are also discussed.

Base Salary

We believe that a competitive base salary is the foundation to providing an attractive total compensation package for our executive officers. The Committee reviews and approves the base salaries for our executive officers, including the NEOs, as part of its annual compensation review and upon a change in an executive officer's role. Typically, base salaries are initially set to reflect an executive officer's position, responsibilities and experience. Subsequent adjustments are based largely on individual performance and other factors as determined by the Committee, including the position's complexity, level of responsibility and importance in relation to our other executive officer positions. As previously described, Mr. Riccitiello, assisted by Ms. Toledano, annually performs an individual performance review for each executive officer, which is then provided to the Committee.

During the May 2009 compensation review cycle, the Committee decided not to increase the base salaries of our NEOs for fiscal 2010 and none of our NEOs received a base salary adjustment during fiscal 2010. This was consistent with the Company's decision not to increase the base salaries of all employees as part of the May 2009 compensation review cycle.

As part of its May 2010 compensation review, the Committee decided to increase the base salaries of certain NEOs for fiscal 2011. These increases were consistent with the compensation-setting process described above and in line with our target position within the Peer Group.

Annual Cash Bonus

Our executive officers are eligible for annual cash bonuses that are linked to the achievement of the Company's annual financial objectives and individual performance objectives and, for those executive officers with direct responsibility for the development or publishing of products, business unit performance. These bonus opportunities allow us to make a significant portion of each executive officer's total cash compensation performance-based and "at risk," consistent with our compensation philosophy. As with base salaries, the Committee seeks to target total cash compensation with reference to the third quartile of the survey data and Peer Group information in order to attract, motivate, reward, and retain highly-qualified executive officers, while also allowing flexibility to recognize executive officers with additional responsibilities or skills that are critical to the Company's success.

During fiscal 2010, the Committee reviewed and approved target bonus opportunities (expressed as a percentage of base salary) for each executive officer, including the NEOs, with reference to the total cash compensation (base salary plus target bonus opportunity) in the third quartile of annual incentive compensation, as reflected in the survey data and Peer Group information.

Mr. Riccitiello's target total cash compensation was found to be significantly below the desired third quartile of the Peer Group. Effective October 1, 2009, his target bonus opportunity was changed from 100% to 150% of his base salary and was prorated for fiscal 2010 in order to position his target total cash compensation more competitively with the Peer Group.

In August 2009, the target total cash compensation for the NEOs was reviewed relative to our philosophy and the target comparison of the third quartile of the survey data and Peer Group information. As a result, the target bonus opportunities for Mr. Gibeau and Mr. Moore were adjusted from 75% to 100% of base salary effective August 2009 and November 2009 respectively, and were prorated for fiscal 2010. Effective June 1, 2010, Mr. Brown's target bonus opportunity was increased from 75% to 90% of base salary and Mr. Schappert's target bonus opportunity from 75% to 100% of base salary. These increases in target bonus opportunity were intended to provide a more competitive pay opportunity for these executive officers relative to the Peer Group.

The annual cash bonus awards for our executive officers for fiscal 2010 were determined by evaluating actual Company and individual performance relative to certain performance measures under two separate annual incentive plans, the Executive Bonus Plan and the Electronic Arts Discretionary Bonus Plan (the "Discretionary Bonus Plan").

Executive Bonus Plan

The Executive Bonus Plan is a cash bonus plan in which bonuses awarded to participating executive officers are intended to qualify as tax deductible "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. For fiscal 2010, the Executive Bonus Plan required that the Company achieve at least 75% of a pre-established adjusted non-GAAP earnings per share target to fund a pool from which participating executive officers were eligible to receive a bonus payment. For fiscal 2010, the Company did not achieve adjusted non-GAAP earnings per share sufficient to meet the minimum funding requirement under the Executive Bonus Plan. As a result, no bonuses were funded or paid under the Executive Bonus Plan in fiscal 2010.

The Company uses certain adjusted non-GAAP financial measures when establishing performance-based bonus and equity award targets, such as non-GAAP earnings per share, non-GAAP net revenue, non-GAAP net income and non-GAAP profit before tax to exclude the following items (as applicable, in a given reporting period): amortization of intangibles, stock-based compensation, acquisition-related expenses, restructuring charges, income tax adjustments, changes in deferred net revenue, losses on investments, and goodwill impairment, among others. In addition, the Company makes further adjustment to the publicly disclosed non-GAAP financial measures to add back bonus expense.

Discretionary Bonus Plan

The Discretionary Bonus Plan is a discretionary bonus program in which both executive and non-executive employees were eligible to participate during fiscal 2010. When no bonuses are funded under the Executive Bonus Plan, such as in fiscal 2010, the Committee may decide to award discretionary bonus payments to executive officers under the terms of the Discretionary Bonus Plan. Cash bonus awards under the Discretionary Bonus Plan are not designed to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code.

The Discretionary Bonus Plan for fiscal 2010 consisted of two performance periods for which executive and non-executive employees could be awarded cash bonuses.

For the performance period covering the first quarter of fiscal 2010, the Company established a one-time bonus opportunity using a Company non-GAAP profit before tax objective as the performance measure. All regular status employees, including executive officers, of the Company (and its subsidiaries and affiliates) were eligible to participate in the program. The target performance level based on the non-GAAP profit before tax target was not achieved and no amounts were paid under the Discretionary Bonus Plan for the first quarter of fiscal 2010.

For the performance period covering the second through fourth quarters of fiscal 2010 (the "Q2-Q4 Plan"), bonus pools for eligible employees were generally determined from the results of Company and individual performance, and from business unit performance for employees with direct responsibility for the development or publishing of products. All employees, including our NEOs, had the opportunity to earn their full fiscal year target bonus opportunity under the Q2-Q4 Plan. Target bonuses for our NEOs were comprised of the following components: 50% Company performance and 50% individual performance for Mr. Riccitiello, Mr. Brown and Mr. Schappert; and 30% Company performance, 40% business unit performance and 30% individual performance for Mr. Gibeau and Mr. Moore.

The performance measures for funding the Company performance component of the Q2-Q4 Plan were the Company's external guidance targets for non-GAAP earnings per share and non-GAAP net revenue for the second quarter of fiscal 2010 through the fourth quarter of fiscal 2010, with 50% of the Company performance component based on non-GAAP earnings per share and 50% based on non-GAAP net revenue. For fiscal 2010, the Committee approved overall funding of 78% of the total potential 100% target funding. The Company partially attained the non-GAAP net revenue target but the adjusted non-GAAP earnings per share target was not achieved. Funding was also attributable under the plan to attainment of business unit and individual goals. Additionally, the Committee recognized numerous significant strategic achievements that were not fully reflected in the Company's fiscal 2010 financial performance including:

- improvements in game quality, including 20 titles with a Metacritic rating of 80 or above, and innovation in the Company's products;

- the development of critically-acclaimed game franchises that added new intellectual property to our product portfolio;
- the implementation of the Company's cost reduction program and the resulting cost savings in the Company's operating expenses;
- significant developments in the Company's online, direct-to-consumer and wireless businesses; and
- extraordinary individual performance achievements in a difficult business environment.

Following from that overall funding, the Committee then determined the actual bonus payment of each NEO, considering their achievement of individual objectives for which bonus targets have been established, and their personal performance during fiscal 2010. Dr. Florin was not awarded a bonus for fiscal 2010.

The individual performance reviews for Messrs. Gibeau, Moore, Schappert and Brown were made by Mr. Riccitiello, assisted by Ms. Toledano, and their performance was evaluated against their individual performance objectives. The individual performance objectives for each NEO are described in more detail below and involved highly individualized goals that are set for the executive officer by Mr. Riccitiello and Ms. Toledano, including such strategic objectives as, business unit growth or profit related objectives, leadership and intellectual capital. Though certain of these individual performance objectives were financial in nature, there was no mathematical calibration of bonus payments to these financial objectives – rather, these objectives, like the others, were evaluated on a qualitative basis.

With respect to Mr. Gibeau, the Committee awarded a cash bonus of $423,000, which reflects 77.6% of his base salary. The factors that the Committee took into account in making this award included the delivery of high quality games such as *Battlefield: Bad Company 2*, on-time product shipment objectives, the significant increase in digital revenue as a percentage of the Games Label's total revenue, and his successful implementation of cost reductions throughout the EA Games Label. Under Mr. Gibeau's leadership, the EA Games Label had no major product shipment slips in fiscal 2010, successfully launched three new intellectual properties and the average Metacritic score for products released during fiscal 2010 rose three points over the prior year.

With respect to Mr. Moore, the Committee awarded a cash bonus of $401,000 which reflects 71.0% of his base salary. The factors that the Committee took into account in making this award included his achievements in leading the EA SPORTS Label, which had noteworthy financial gains over the prior year, including a significant increase in digital revenue, the launch of EA SPORTS Active as the most successful product released by EA for the Nintendo Wii, the even-more-successful launch of FIFA 10, which hit an all time segment share high in the soccer sector, and the repositioning of the EA SPORTS brand to reach new markets and audiences.

With respect to Mr. Schappert, the Committee awarded a cash bonus of $270,000, which is a pro-rated amount, given Mr. Schappert's June 2009 hire date, and reflects 45% of his base salary. The factors that the Committee took into account in making this award included his successful leadership of our cost reduction program during fiscal 2010, the reorganization of our Global Publishing Organization and online divisions, and leadership of corporate development initiatives, including the acquisition of Playfish Ltd.

With respect to Mr. Brown, the Committee awarded a cash bonus of $315,000, which reflects 52.5% of his base salary. The factors that the Committee took into account in making this award included his strong strategic and operational leadership during fiscal 2010, including implementation of the cost reduction program, numerous financial and operational systems and other process improvements.

With respect to Mr. Riccitiello, the Board, based on the Committee's recommendation, awarded a cash bonus of $746,667 which reflects 93.3% of his base salary. This payment was based on Mr. Riccitiello's achievement of his individual performance objectives and his target bonus opportunity for fiscal 2010. Mr. Riccitiello's fiscal 2010 individual performance objectives included overseeing the Company's achievement of specified revenue, earnings per share and direct-to-consumer revenue targets, increasing the number of hit games within the top 30 chart position, gaining market share, establishing new intellectual property, increasing average game quality ratings, and recruiting and retaining top leadership talent. Our Nominating and Governance Committee, with the assistance of Ms. Toledano, set these performance objectives at the beginning of the fiscal year, and then assessed Mr. Riccitiello's performance against these individual objectives at the end of the fiscal year. The Committee noted the Company's achievements, under Mr. Riccitiello's leadership, with respect to revenue in light of an overall packaged goods sector decline, market share growth, improved game quality and executive team development and retention. Though certain of Mr. Riccitiello's individual performance objectives were quantitative and financial in nature, there was no direct mathematical calibration of Mr. Riccitiello's bonus payment to these financial objectives. Rather, the Committee made a qualitative assessment of Mr. Riccitiello's achievements for each of his objectives in order to arrive at his cash bonus recommendation.

In May 2010, the Committee approved amendments to our Discretionary Bonus Plan for fiscal 2011, such that bonuses awarded under the Discretionary Bonus Plan will be based on performance during the full fiscal year ending March 31, 2011, with actual bonus payouts for employees (other than our CEO) determined based 20% on the Company's financial performance (based on non-GAAP revenue and non-GAAP earnings) measured against pre-determined performance targets for the fiscal year and 80% on individual contributions and the achievement of measurable business objectives, including, but not limited to, business unit financial and operational performance metrics, such as profit and revenue goals where applicable. This structure is intended to motivate employees by linking bonus awards directly to individual and team performance, while also giving the Company more flexibility to appropriately reward exceptional individual performances. Our CEO's bonus will be determined based 65% on the Company's financial performance, including non-GAAP Earnings Per Share, non-GAAP Net Revenue and non-GAAP digital revenue, and 35% on individual contributions and the achievement of measurable business objectives.

Equity Awards

An integral part of our compensation philosophy is to align the interests of our executive officers and our stockholders by tying a significant portion of their total direct compensation to stock-based compensation. We also believe that delivering a portion of their total direct compensation in the form of long-term equity awards helps encourage a forward-looking long-term view in an industry that is subject to lengthy business cycles and short-term volatility. Equity incentives such as restricted stock units also play an important role in our recruitment and retention strategies, given that the competition for creative, technical and leadership talent in our industry is intense.

Executive officers are eligible to receive equity awards when they first join the Company, in connection with a significant change in responsibilities, annually to provide incentives for continued performance, and occasionally, to achieve internal parity between different executive positions or to meet retention objectives. The target value granted to each executive officer is determined by the Committee, after considering a number of factors, including the executive officer's position and level of responsibility, his or her performance, the value of equity awards for similar positions in the external market (as referenced by the 75th percentile in the survey data and Peer Group information), and internal equity values among similarly-situated executive officers.

For fiscal 2010, the Committee targeted equity awards to our executive officers as a mix of stock options and restricted stock units. In July 2009, the Committee adjusted the equity to be delivered from a mix of 70% stock options and 30% restricted stock units to a mix of 50% stock options and 50% restricted stock units. As a result of a comprehensive review of the Company's compensation programs undertaken by the Committee in February 2010, the Committee determined that this equity mix was not achieving the intended objectives. Accordingly, in order to further strengthen retention goals and promote a focus on the long-term performance and success of the Company, the Committee decided to make equity awards to our executive officers, including our NEOs, solely in the form of restricted stock units. This is consistent with the equity awards made to eligible non-executive employees of the Company. The Committee believes that making equity grants in the form of restricted stock units continues to align executive officer ownership of the company with stockholder interests, while also providing important retention capability and market-competitive compensation.

Performance-Based Restricted Stock Units

In fiscal 2009, the Board, upon the recommendation of the Committee, granted performance-based restricted stock units ("Performance-Based RSUs") to certain executive officers, including the NEOs, with the intention of strengthening the link between executive officer compensation and achievement of the Company's long-term financial objectives. Upon hire in fiscal 2010, Mr. Schappert was eligible for a Performance-Based RSU on the same terms and conditions as the other NEOs and was granted an award of 125,000 shares. The Performance-Based RSUs vest in three equal amounts, with the vesting of each amount being contingent upon the Company's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing-four-quarter basis). At the time the Performance-Based RSUs were granted to our NEOs, we believed that achievement of the first adjusted non-GAAP net income target was probable. These targets range from approximately two to three times the Company's non-GAAP net income for fiscal 2008. To the extent that the Company does not achieve one or more of the non-GAAP net income targets, the portion of the award that would have vested upon the achievement of the applicable target will be cancelled.

The Performance-Based RSUs were originally designed to vest, if at all, during a performance period of May 2008 through June 30, 2011. During the fourth quarter of fiscal 2009, Company management and the Committee re-evaluated the program in light of changing market conditions and the Company's performance, and determined that the program had lost much of its value as a retention and motivational tool. The Committee made the decision to extend the performance period during which the Performance-Based RSUs may vest for an additional two years through June 30, 2013. Due to the extension of the performance period, the Performance-Based RSUs will not qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code.

CEO Equity Awards

During his tenure as CEO, Mr. Riccitiello's equity awards prior to fiscal 2010 consisted of stock options to purchase 850,000 shares of common stock, with an exercise price of $49.90 granted in May 2007 in connection with his appointment as CEO, and 200,000 Performance-Based RSUs, which were granted in May 2008. However, there was no delivered value associated with these awards as of September 16, 2009. The following table shows the discrepancy between the value of Mr. Riccitiello's equity awards for financial accounting and reporting purposes, as reported in the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table ("Accounting Value"), and the actual value of these awards to Mr. Riccitiello, as of September 16, 2009 ("Delivered Value").

Award	Award Date	Option Exercise Price	Closing Price Of EA Stock On September 16, 2009	Outstanding Awards As Of September 16, 2009	Vested Awards As Of September 16, 2009	Accounting Value[1]	Delivered Value[2]
Stock Options	May 2007	$49.90	$18.85	850,000	174,000	$16,002,578	$0
Performance-Based RSUs	May 2008	N/A	$18.85	200,000	0[3]	$ 3,306,633[4]	$0

[1] Accounting Value is the aggregate grant-date fair value as determined under applicable accounting standards. Grant-date fair value for restricted stock units ("RSUs") is determined based on the number of shares granted multiplied by the quoted market price of our common stock on the grant date. The valuation assumptions used to calculate the fair value of stock options are discussed in Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

[2] Delivered Value of the stock options is the difference between the exercise price of the options vested as of September 16, 2009 and the closing price of our stock on September 16, 2009. Delivered Value of RSUs is the number of vested shares multiplied by the closing price of our stock on September 16, 2009.

[3] The Performance-Based RSUs vest in three equal amounts, with the vesting of each amount being contingent upon the Company's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing-four-quarter basis). As of September 16, 2009, none of the Performance-Based RSUs had vested.

[4] Represents the aggregate grant-date fair value of one-third of the Performance-Based RSUs granted in May 2008. At the time the Performance-Based RSUs were granted, we believed that the vesting of one-third of the award was probable based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is probable, the maximum grant-date fair value for the Performance-Based RSUs would be $9,920,000.

In September 2009, the Committee considered an equity award for Mr. Riccitiello after consulting with Compensia, the Committee's independent compensation consultant, regarding current market practices for CEO cash and equity compensation. In considering the award for Mr. Riccitiello, the Committee evaluated several factors including Mr. Riccitiello's individual performance, current market practices for CEO compensation, the value of Mr. Riccitiello's prior equity compensation awards, the relationship of Mr. Riccitiello's compensation to the compensation of our other NEOs and Mr. Riccitiello's exclusion from participation in the Exchange Program due to his NEO status. The Committee determined that (a) Mr. Riccitiello's actual delivered compensation was significantly below the compensation of the chief executive officers in the Peer Group, and (b) Mr. Riccitiello's total compensation was not in line with the Company's overall compensation strategy and philosophy, particularly the goal of having a significant portion of an executive officer's compensation be equity based, because his outstanding equity awards had no actual value. Consequently, Mr. Riccitiello's total compensation package lacked any meaningful equity incentives.

As a result of this analysis, the Committee recommended and the Board approved an equity award to Mr. Riccitiello consisting of 139,000 stock options and 387,000 restricted stock units. The stock option award will vest as to 24% of the underlying shares on September 1, 2010 and an additional 2% of the shares on the first day of the next 38 months thereafter. The RSU award will vest ratably on an annual basis over a three-year period. This award was intended to provide a meaningful retention incentive to ensure Mr. Riccitiello's continued performance and leadership while also recognizing his ongoing contributions to the Company in light of current economic and industry-specific challenges.

In connection with our annual performance review process at the start of fiscal 2011, the Board, based on the Committee's recommendation, granted Mr. Riccitiello 200,000 restricted stock units in May 2010. The award will vest ratably on an annual basis over a three-year period. The Committee recommended this equity award to the Board after consulting with Compensia regarding current market practices for CEO compensation, and with the objectives of strengthening the equity component of Mr. Riccitiello's total compensation package going forward and aligning Mr. Riccitiello's award with the timing of NEO equity grant awards made at the start of fiscal 2011. As illustrated by the chart below, the actual value of Mr. Riccitiello's equity awards to date is zero; however, the Committee believes that with the grants made in fiscal 2010 and fiscal 2011, and the future vesting opportunities available with those grants, the equity component of Mr. Riccitiello's compensation is now more closely aligned with that of the chief executive officers in the Peer Group, and is now more consistent with our compensation philosophy by providing more meaningful forward-looking equity incentives. Based on our stock price as of May 18, 2010 – the date Mr. Riccitiello's fiscal 2011 equity award was granted – the Accounting Value versus the Delivered Value of Mr. Riccitiello's equity awards to date were:

Award	Award Date	Option Exercise Price	Closing Price Of EA Stock On May 18, 2010	Outstanding Awards As Of May 18, 2010	Vested Awards As Of May 18, 2010	Accounting Value[1]	Delivered Value[2]
Stock Options	May 2007	$49.90	$17.54	850,000	497,000	$16,002,578	$0
Performance-Based RSUs	May 2008	N/A	$17.54	200,000	0[3]	$ 3,306,633[4]	$0
Stock Option	September 2009	$18.85	$17.54	139,000	0	$ 1,002,287	$0
Time-Based RSUs	September 2009	N/A	$17.54	387,000	0	$ 7,294,950	$0
Time Based RSUs	May 2010	N/A	$17.54	200,000	0	$ 3,508,000	$0

(1) Accounting Value is the aggregate grant-date fair value as determined under applicable accounting standards. Grant-date fair value for restricted stock units ("RSUs") is determined based on the number of shares granted multiplied by the quoted market price of our common stock on the grant date. The valuation assumptions used to calculate the fair value of stock options are discussed in Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

(2) Delivered Value of the stock options is the difference between the exercise price of the options vested as of May 18, 2010 and the closing price of our stock on May 18, 2010. Delivered Value of RSUs is the number of vested shares multiplied by the closing price of our stock on May 18, 2010.

[3] The Performance-Based RSUs vest in three equal amounts, with the vesting of each amount being contingent upon the Company's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing-four-quarter basis). As of May 18, 2010, none of the Performance-Based RSUs had vested.

[4] Represents the aggregate grant-date fair value of one-third of the Performance-Based RSUs granted in May 2008. At the time the Performance-Based RSUs were granted, we believed that the vesting of one third of the award was probable based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is probable, the maximum grant-date fair value for the Performance-Based RSUs would be $9,920,000.

Other NEO Equity Awards

In connection with our annual performance review process at the start of fiscal 2010, certain executive officers (other than Mr. Riccitiello) were granted time-based restricted stock units in June 2009. These restricted stock units vest ratably on an annual basis over a three-year period. The size of these time-based restricted stock unit grants was determined in conjunction with the previously issued Performance-Based RSUs and intended to correspond to 30% of the total equity award value for fiscal 2010 that each executive officer would have received had we continued to grant stock options (instead of the Performance-Based RSUs). This combination of Performance-Based and time-based restricted stock units was intended to motivate our executive officers to help us achieve our long-term business objectives and to strengthen our retention of these individuals. These time-based restricted stock units are also provided based on established guidelines per position level. Messrs. Gibeau and Moore each were granted awards in the amount of 19,000 shares, Mr. Brown was awarded 15,225 shares and Dr. Florin was awarded 9,000 shares.

The Committee reviewed the equity holdings of certain of our key employees during fiscal 2010 to ensure that the equity component of their total compensation packages continues to provide a sufficiently strong incentive to remain with the Company and increase shareholder value. The Committee reviewed and approved additional equity grants to certain individuals, including certain of our NEOs. These equity awards were determined after taking into consideration a number of factors, including performance, an evaluation of the market value of their equity holdings, external equity compensation practices and internal equity compared to peers, the aggressive recruiting efforts of our competitors and the need to maintain stability and consistency among the executive management team. Awards were granted as 100% restricted stock units and vest ratably on an annual basis over a three-year period. In connection with this review, in August 2009 Mr. Gibeau and Mr. Moore each were awarded restricted stock unit grants in the amount of 120,000 shares and Mr. Brown was awarded 100,000 shares.

In connection with our annual performance review process at the start of fiscal 2011, certain executive officers were granted time-based restricted stock units in May 2010. These restricted stock units vest ratably on an annual basis over a three-year period. The Committee approved these equity awards in February 2010, for issuance in May 2010, based on established guidelines per position level, and the desire to provide equity holdings to key business leaders that would be comparable to the total target direct compensation levels of the third quartile of the Peer Group. Messrs. Gibeau, Moore, and Schappert each were awarded grants in the amount of 130,000 shares and Mr. Brown was awarded 100,000 shares for fiscal 2011.

Exchange Program

Our fiscal 2009 NEOs, including Messrs. Riccitiello, Brown, Gibeau and Moore were not eligible to participate in the Exchange Program. Other executive officers, including Dr. Florin, were eligible to participate. As part of the Exchange Program, Dr. Florin tendered "underwater" stock options to purchase an aggregate of 600,973 shares of common stock. In exchange, in accordance with the terms of the Exchange Program, Dr. Florin received an aggregate of 179,376 restricted stock units to acquire shares of common stock on the grant date (November 19, 2009) under our Equity Plan, and in accordance with SEC rules, $1,990,117 of fair value (determined under applicable accounting rules) associated with these restricted stock units was included in Dr. Florin's total compensation for fiscal 2010. Under the terms of Dr. Florin's termination agreement with the Company, described in more detail under "Executive Changes" below, Dr. Florin will vest in 154,441 of the 179,376 restricted stock units that he received in connection with the Exchange Program. These restricted stock units would not have vested had he terminated employment on November 19, 2009, the effective date of his termination agreement. Accordingly, in accordance with SEC rules, an additional $2,691,907 of fair value (determined under applicable accounting rules) associated with the continued vesting of these restricted stock units was included in Dr. Florin's total compensation for fiscal 2010. As a result of the accounting and SEC rules regarding the reporting of those restricted stock units and other compensation he will receive resulting from the termination agreement, Dr. Florin was one of our NEOs for fiscal 2010.

Equity Awards Grant Practices

Equity awards granted to executive officers were approved by the Committee in advance of the grant date and were made on the 16th of the month in which they were granted (or on the next NASDAQ trading day thereafter if the 16th of the month fell on a Saturday, Sunday, or holiday), with the exception of the equity award granted to Mr. Riccitiello on May 18, 2010, which was approved by the Board. The Committee has delegated limited authority for determining and approving equity grants for senior executives (other than executive officers), vice presidents and other non-executive employees, with pre-defined size limits and vesting schedules, to a committee consisting of Mr. Riccitiello and Ms. Toledano, which we refer to as the "Management Committee". The Management Committee reports on its activities to the Committee on at least an annual basis.

Compensation Recovery

In July 2009, the Committee adopted a "clawback" provision to be included in all equity award agreements on a prospective basis. If an employee engages in fraud or other misconduct that contributes to an obligation to restate the Company's financial statements, this provision allows the Committee to terminate the equity award and recapture any equity award proceeds received by the employee within the twelve-month period following the public issuance or filing of the financial statements required to be restated.

Benefits and Retirement Plans

We provide a comprehensive benefits package to all of our regular, full-time employees, including the NEOs, which includes medical, dental, prescription drug, vision care, disability insurance, life insurance, accidental death and dismemberment (AD&D) insurance, a flexible spending plan, business travel accident insurance, a tax-qualified Section 401(k) savings plan (or in the case of Dr. Florin, a defined contribution plan for which all of the Company's Swiss employees are eligible), an educational reimbursement program, an adoption assistance program, an employee assistance program, an employee stock purchase plan, certain paid holidays and personal time off, including vacation, sick, or personal days off.

We do not offer a retirement plan to our executive officers, including the NEOs, other than through participation in the tax-qualified Section 401(k) savings plan we offer to all eligible employees or a comparable savings plan in locations outside of the United States. All participants in the Section 401(k) savings plan are eligible to receive a matching Company contribution of up to 6% of their base salary, depending upon the Company's financial performance for the fiscal year. The matching Company contributions to our NEOs for fiscal 2010 are reported in the "All Other Compensation" column of the "Summary Compensation Table" set forth below.

We maintain a nonqualified deferred compensation plan (the "DCP") that allows certain employees, including the NEOs, and our directors to defer receipt of their base salary or director fees, as the case may be, into cash accounts that mirror the gains and/or losses of a variety of different investment funds. These investment funds correspond to the funds that we offer to participants in the tax-qualified Section 401(k) savings plan. Eligible employee-participants may defer receipt of up to 75% of their base salary until a date or dates they specify. None of the NEOs made salary deferrals under the DCP during fiscal 2010. During fiscal 2010, Mr. Schappert received a distribution from his DCP account for base salary and bonus deferrals made during calendar years 2002 through 2007, when he was not an NEO of the Company, as reported in the Nonqualified Deferred Compensation Table set forth below.

Perquisites and Other Personal Benefits

Historically, we believe we have taken a conservative approach with respect to providing perquisites and other personal benefits to our executive officers, including the NEOs. While our executive officers generally receive the same benefits that are available to our other regular, full-time employees, they also receive certain other benefits, including access to a company-paid physical examination program, company-paid life insurance,

AD&D insurance, and long-term disability insurance with greater maximum benefit levels, and paid parking at locations where free parking is not available. We consider these benefits to be standard components of a competitive executive officer compensation package. In the case of the life insurance, AD&D insurance, and long-term disability insurance, our primary objective is to provide the same level of coverage as is available to all other regular, full-time employees but that is above our general policy due to covered earnings caps. Company-reimbursed air and ground transportation is restricted to business travel.

Relocation Assistance

We provide certain benefits to our employees, including our executive officers, in connection with domestic relocations, including home sale and purchase assistance, household goods and car shipment, travel, temporary housing, car rental, storage, miscellaneous relocation allowance, house-hunting trips, and tax protection to offset costs incurred by our executive officers as a result of these relocations. In fiscal 2010, Messrs. Brown, Schappert and Dr. Florin received certain of these relocation-related benefits, which have been reported in the "All Other Compensation" column of the "Summary Compensation Table" set forth below.

Executive Changes

In November 2009, our Swiss subsidiary entered into a termination agreement (the "Termination Agreement") with Dr. Florin to amend the terms of his Contract of Employment dated September 26, 2006. Pursuant to the Termination Agreement, Dr. Florin's employment agreement will end on December 31, 2010 (the "termination date"). Until the termination date, Dr. Florin will remain an employee of the company. From November 2009 until March 31, 2010, Dr. Florin continued to receive his then-current base salary and other benefits available to executive officers in similar positions. Beginning April 1, 2010 and ending on the termination date, Dr. Florin's compensation was modified to be a monthly salary of approximately $15,000 plus relevant health and pension insurance contributions and continued vesting of his restricted stock unit and stock option awards until the termination date. In exchange, Dr. Florin relinquished his right to any additional compensation, released any claims he may have had against the Company and agreed not to work for a competitor of the company for a period of 12 months from the termination date.

Post-Employment Arrangements

Change of Control Plan

From time to time, we may recruit executive officers from other companies where they have job security, tenure and career opportunities. In accepting a position with us, an executive officer is often giving up his or her current job stability for the challenges and potential risks of a new position. Through the Electronic Arts Inc. Key Employee Continuity Plan (the "CoC Plan"), we seek to mitigate the harm that the executive officer would suffer if he or she were terminated by the Company for reasons beyond his or her control in conjunction with a change of control of the Company. This type of severance benefit also allows existing executive officers to focus on the Company's business without being unduly distracted by concerns about their job security in the event of a change of control. Finally, we expect that this benefit will act as an additional incentive for executive officers to comply with their post-termination covenants, such as the non-solicitation requirement described below, and confidentiality obligations.

The CoC Plan is a "double-trigger" change of control plan. Pursuant to the CoC Plan, executive officers, including the NEOs, may receive certain benefits if their employment is terminated either without "cause" (as defined in the CoC Plan) or if they resign for "good reason" (as defined in the CoC Plan) during the 12-month period following a change of control of the company or if their employment is terminated "without cause" during the two-month period preceding a change of control of the company. Eligible employees include all employees at the level of vice president and above.

The CoC Plan benefits include:

- a cash severance payment based on a multiple of base salary and target bonus or annual incentive opportunity;
- continued health benefits for a period ranging from six to 18 months, depending on the executive officer's position with the Company; and

- full and immediate vesting of all outstanding and unvested equity awards (other than certain portions of performance-based awards, which may be subject to acceleration depending on the specific terms of such awards, as described below).

The cash severance payment that Mr. Riccitiello, company-level presidents (including the presidents of our labels and our president of publishing), and executive vice presidents (including Mr. Brown, our Chief Financial Officer) are entitled to receive upon a qualifying termination of employment under the CoC Plan is equal to 150% of the sum of that executive officer's annual base salary and target annual bonus or incentive opportunity. We believe that this level of severance benefits will assist us in recruiting talented individuals to join and remain a part of our management team.

Upon a change of control of the Company, an executive officer may be subject to certain excise taxes imposed under Section 280G of the Internal Revenue Code ("Section 280G"). The CoC Plan does not provide for any additional payments (for example, tax gross-ups or reimbursements) in the event that the benefits under the CoC Plan and other arrangements offered by the Company or its affiliates cause an executive officer to owe an excise tax under Section 280G. However, the CoC Plan provides that, if an executive officer would receive a greater net after-tax benefit by having CoC Plan benefits reduced to an amount that would avoid the imposition of the Section 280G excise tax, his or her cash severance payment will be reduced accordingly.

As a condition to each executive officer's right to receive the benefits provided under the CoC Plan, the executive officer is required to execute a waiver of claims against the Company and will be bound by the terms of a non-solicitation agreement prohibiting the executive officer, for a one-year period following his or her termination of employment, from soliciting our employees to leave the Company.

Performance-Based RSUs — Treatment Upon Change of Control

In the event of a change of control of the Company (as defined in the Performance-Based RSU award agreement), the Performance-Based RSUs discussed above will be automatically converted into time-based restricted stock units, which will vest on June 30, 2013 subject to two exceptions. If the recipient's employment is terminated without "cause" by the Company or for "good reason" by the recipient (as such terms are defined in the Performance-Based RSU award agreement), within one year of the change of control event, his or her Performance-Based RSUs will vest upon the termination date of the recipient's employment and if, during the two months immediately preceding a change of control, the recipient's employment is terminated by the Company without "cause", and such termination is made in connection with the change of control, as determined by the Committee in its sole discretion, then his or her Performance-Based RSUs will vest on the date of the change of control event. The Committee believes that these terms will allow the recipients of the Performance-Based RSUs to focus on the Company's business, rather than the potential treatment of their awards, and keep their interests aligned with the Company's in the event of a potential change of control.

Severance Plan

We maintain an ERISA-governed severance plan (the "Severance Plan") that applies to (a) all of our U.S.-based employees whose jobs are terminated due to a reduction in force and (b) any other employee we select to participate in the plan upon his or her termination of employment. Under the Severance Plan, eligible employees may receive a cash severance payment equal to two weeks of pay, with any additional payments to be determined solely at our discretion. In addition, under the Severance Plan, we will pay the premiums for continued health benefits, if such benefits are continued pursuant to COBRA, for a time period equal to the number of weeks of cash severance paid.

Any severance arrangements with our executive officers, including the NEOs, whether paid pursuant to the Severance Plan or otherwise, require the prior approval of the Committee. In the event of a change of control of the Company, the cash severance payment payable under the Severance Plan may be reduced, in whole or in part, by any amount paid under the CoC Plan.

Treatment of Stock Options Upon Retirement

We maintain a special retirement provision in connection with the exercise of outstanding vested stock options following a qualifying termination of employment. All stock option grants made after April 2004 to employees, including the NEOs, contain this provision. Under the standard provisions of our employee stock option plans, an optionee generally has three months following his or her termination of employment to exercise his or her stock options that had vested as of his or her termination date. After three months, these options expire. For an optionee whose length of service to the Company plus age equals 60 or above, and whose length of service is at least 10 years, this special retirement provision extends this post-termination exercise period up to 60 months following termination of employment (but in no event beyond the original term of the stock option).

Stock Ownership Requirements

We maintain stock ownership requirements for all of our executive officers who are subject to Section 16 of the Securities Exchange Act of 1934. These requirements are based on multiples of the executive officer's base salary, and range from one to six times an individual's annual base salary depending on his or her level within the Company. In some cases, these requirements are phased in on the basis of the executive officer's tenure.

The Committee monitors these stock ownership requirements and believes that they further align the interests of our executive officers with those of our stockholders. As of March 31, 2010, each of our executive officers, including the NEOs, had either met his or her then-applicable ownership requirement or had not yet reached the date on which he or she is required to meet his or her ownership requirement.

Stock Trading Policy

We have adopted a policy designed to promote compliance by all of our employees with both federal and state insider trading laws. Under this policy, certain employees (including all of our executive officers) who regularly have access to material, non-public information about the Company are prohibited from buying or selling shares of the Company's common stock during periods when the Company's trading window is closed (unless such transactions are made pursuant to a pre-approved Exchange Act Rule 10b5-1 trading plan). When the trading window is open, these employees (including all of our executive officers) are prohibited from buying or selling shares of the Company's common stock while in possession of material, non-public information about the Company and must request a trading clearance from our General Counsel prior to engaging in a trading transaction (unless such transaction is made pursuant to a pre-approved Exchange Act Rule 10b5-1 trading plan).

In addition, we believe it is improper and inappropriate for any of our employees to engage in any transaction designed to result in a benefit from a decline in the trading price of the Company's common stock. As such, our directors, executive officers, and other employees may not engage in short sales of shares of the Company's common stock under any circumstances, including trading in puts and calls that increase in value from a decline in the trading price of our stock.

Tax and Accounting Policies

Section 162(m)

Section 162(m) of the Internal Revenue Code limits a public company's ability to take a federal income tax deduction for the remuneration of its chief executive officer and named executive officers other than its chief financial officer (the "covered employees") in excess of $1 million, except for certain compensation which qualifies as "performance-based compensation". Under this exception, certain types of performance-based compensation in excess of $1 million are deductible if certain conditions are satisfied and the plan or arrangement is approved by stockholders. The Executive Bonus Plan is designed to qualify for this exception; however, no bonuses were funded and paid under the Executive Bonus Plan in fiscal 2010. Cash bonuses paid under the Discretionary Bonus Plan in fiscal 2010 do not qualify as "performance-based compensation" within the meaning of Section 162(m).

The Committee has structured our use of stock options in a manner intended to ensure deductibility of the amounts realized upon an option exercise. While the Committee has the ability to grant performance-based restricted stock units that qualify for the "performance-based compensation" exception to Section 162(m), the Performance-Based RSUs do not qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, due to the subsequent extension to the terms of these awards to extend the performance period by an additional two years. The Committee also reviews the terms of those non-equity arrangements most likely to be subject to the $1 million limitation of Section 162(m).

In fiscal 2010, the compensation paid to Messrs. Riccitiello, Schappert, Moore, and Gibeau exceeded the Section 162(m) deductibility threshold by approximately $200,000, $1,920,000, $615,000, and $415,000, respectively. Mr. Schappert's compensation for purposes of Section 162(m) included his signing bonus, relocation-related benefits, and deferred compensation payments. Dr. Florin was considered a covered employee during fiscal 2010; however, his compensation was not deductible in our U.S. Corporation Income Tax Return because he was employed outside of the United States and paid by a foreign subsidiary.

While the Committee will continue to consider deductibility under Section 162(m) with respect to future compensation arrangements with our executive officers, deductibility will not be the only, or necessarily the primary, factor in determining appropriate levels or modes of compensation. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is possible that we may, if consistent with our compensation philosophy, enter into compensation arrangements in the future under which payments are not fully deductible under Section 162(m).

Accounting for Stock-Based Compensation

We account for stock-based compensation awards in accordance with the applicable accounting standard related to stock-based compensation. The comparable compensation expense of restricted stock units and stock options under this standard has removed a financial reporting disincentive to use restricted stock units that existed before we began expensing stock options under this standard. As such, we use restricted stock units for all employee groups, including our executive officers.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following Compensation Committee Report on Executive Compensation shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that EA specifically incorporates it by reference into a filing.

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMMITTEE MEMBERS

Geraldine B. Laybourne (Chair)

Leonard S. Coleman

Linda J. Srere

FISCAL 2010 SUMMARY COMPENSATION TABLE

The following table shows information concerning the compensation earned during fiscal 2010 by our Chief Executive Officer, our Chief Financial Officer and our next four most highly compensated executive officers, including one former executive officer. For purposes of the compensation tables that follow, we refer to these individuals collectively as the "Named Executive Officers" or "NEOs".

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
JOHN S. RICCITIELLO	2010	800,000	$ —	7,294,950	1,002,287	746,667	1,308	9,845,212
Chief Executive Officer	2009	793,749	—	3,306,633[2][6]	—	400,000	1,308	4,501,690
	2008	750,000	—	—	16,002,578	625,350	3,958	17,381,886
ERIC F. BROWN	2010	600,000	—	2,201,680	—	315,000	4,005	3,120,685
Executive Vice President and Chief Financial Officer	2009	577,731	100,000	5,986,583[2][7]	4,863,045	200,000	481,459	12,208,818
JOHN C. SCHAPPERT Chief Operating Officer	2010	424,615[8]	1,000,000[9]	2,502,500[2][10]	4,106,950	270,000	1,978,556	10,282,621
PETER MOORE	2010	565,000	—	2,657,200	—	401,000	10,919	3,634,119
President, EA SPORTS	2009	564,624	—	2,654,884[2][11]	782,900	200,000	493,611	4,696,019
	2008	317,308[8]	1,500,000	2,686,500	6,269,550	330,000	191,383	11,294,741
FRANK D. GIBEAU	2010	545,000	—	2,657,200	—	423,000	10,919	3,636,119
President, EA Games	2009	538,917	—	2,654,884[2][12]	1,252,640	200,000	8,208	4,654,649
	2008	484,395	—	1,264,550	2,280,186	299,542	9,885	4,338,558
GERHARD FLORIN[13]	2010	713,764	—	4,869,224[14]	117,825[15]	—	388,806	6,089,619
Executive Vice President,	2009	656,516	—	2,123,917[2][16]	626,320	137,042	483,251	4,027,046
Western World Publishing	2008	752,599	—	1,264,550	586,156	349,358	501,061	3,453,724

(1) Represents the aggregate grant-date fair value of restricted stock units ("RSUs") and Performance-Based RSUs granted in those years. As required by SEC rules effective for fiscal 2010, the amounts shown for 2008 and 2009 represent the aggregate fair values of the awards as of their grant date and, therefore, differ from the amounts reported in prior proxy statements. Grant-date fair value is determined for financial statement reporting purposes and the amounts shown do not reflect the actual value that will be realized by the recipient. For RSUs, grant-date fair value is calculated using the closing price of our common stock on the grant date. Refer to footnote 2 below for a discussion of the fair value calculation for Performance-Based RSUs. For additional information regarding the valuation methodology for RSUs, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010. For additional information regarding the specific terms of RSUs granted to NEOs in fiscal 2010, see the "Fiscal 2010 Grants of Plan-Based Awards Table" below.

(2) Includes the aggregate grant-date fair value of Performance-Based RSUs granted in those years. For Performance-Based RSUs, the grant-date fair value is the target payout on the grant date based on the probable outcome of the performance condition. For the threshold, target and maximum payout amounts for awards granted in fiscal 2010, see the "Fiscal 2010 Grants of Plan-Based Awards Table" below. For additional information regarding the terms of Performance-Based RSUs granted to NEOs, see "Equity Awards" in the Compensation Discussion and Analysis above. For additional information on the valuation methodology for Performance-Based RSUs, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

(3) Represents the grant-date fair value of stock options granted in those years. As required by SEC rules effective for fiscal 2010, the amounts shown for 2008 and 2009 represent the aggregate fair values of the awards as of their grant date and, therefore, differ from the amounts reported in prior proxy statements. For additional information on the valuation methodology and assumptions used to calculate the fair value of stock options, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

(4) Represents amounts awarded under EA's Discretionary Bonus Plan. For additional information about the bonuses paid to our NEOs in fiscal 2010, see "Discretionary Bonus Plan" in the Compensation Discussion and Analysis above.

All Other Compensation Table

(5)

Name	Fiscal Year	Basic Group Term Life and Disability Premiums and Executive Physical Fees ($)	Company-matching 401(k) Contributions ($)[A]	Relocation-Related Costs ($)	Tax Gross-up Related to Relocation Costs ($)	Other ($)	Total ($)
JOHN S. RICCITIELLO	2010	1,308	—	—	—	—	1,308
	2009	1,308	—	—	—	—	1,308
	2008	3,958	—	—	—	—	3,958
ERIC F. BROWN	2010	3,645	—	—	360[B]	—	4,005
	2009	1,199	—	420,459[C]	59,801	—	481,459
JOHN C. SCHAPPERT	2010	872	1,038	1,240,436[D]	736,210[E]	—	1,978,556
PETER MOORE	2010	3,569	7,350	—	—	—	10,919
	2009	4,114	6,900	287,941[F]	194,656	—	493,611
	2008	3,766	1,310	139,390[G]	46,917	—	191,383
FRANK D. GIBEAU	2010	3,569	7,350	—	—	—	10,919
	2009	1,308	6,900	—	—	—	8,208
	2008	3,135	6,750	—	—	—	9,885
GERHARD FLORIN	2010	—	134,247[H]	118,067[I]	98,144	38,348[J]	388,806
	2009	—	120,737[H]	189,997	136,502	36,015[J]	483,251
	2008	—	135,556[H]	234,398	101,667	29,440[J]	501,061

(A) Except for Dr. Florin, amounts shown reflect company-matching 401(k) contributions for fiscal 2008, 2009 and 2010 that were each paid during the subsequent fiscal year. Refer to footnote (H) below for a description of contributions made for Dr. Florin. The contributions previously reported for Messrs. Moore and Gibeau for fiscal 2008 and 2009 were matching contributions for fiscal 2007 and 2008. These amounts now reflect the contributions made for fiscal 2008 and 2009 and differ by immaterial amounts from those previously reported.

(B) Includes tax gross-up related to relocation costs incurred in fiscal 2009.

(C) Relocation-related costs for Mr. Brown in fiscal 2009 include costs of a house-hunting trip, temporary housing, home sale costs, home purchase costs, storage, shipping of household goods and a miscellaneous relocation allowance for fiscal 2009.

(D) Relocation-related compensation was provided to Mr. Schappert in fiscal 2010 as an incentive for him to join the Company and to reimburse him for the costs resulting from that decision, including costs for a house-hunting trip, temporary housing, home sale costs, home purchase costs, shipping of household goods and a miscellaneous relocation allowance. These costs include payments related to the loss in value resulting from the sale of his home, measured as the difference between the original purchase price of the home and the fair market value, assessed using independent appraisals, immediately prior to marketing the home for sale.

(E) Includes tax gross-up related to the loss on the sale of Mr. Schappert's former home of $649,287.

(F) Relocation-related costs for Mr. Moore in fiscal 2009 include costs of a house-hunting trip, temporary housing, home sale costs, home purchase costs, storage, shipping of household goods and a miscellaneous relocation allowance.

(G) Relocation-related costs for Mr. Moore in fiscal 2008 include costs of a house-hunting trip, temporary housing, home sale costs, storage and shipping of household goods.

(H) Amounts shown reflect company contributions to a defined contribution pension plan for which all employees in Switzerland are eligible. Life and long-term disability coverage are also included in the pension plan.

(I) Relocation-related costs for Dr. Florin in fiscal 2010 reflect international reassignment expenses including housing allowances, tax preparation assistance costs, language training and dependent education costs.

(J) Other costs for Dr. Florin include an automobile and fuel allowance for which all senior employees and members of management residing in Switzerland are generally eligible, a child allowance paid to all employees in Switzerland by the state directly to the employee, company-paid medical, accident and life insurance premiums and related benefits.

(6) Represents the aggregate grant-date fair value of the target payout of Performance-Based RSUs granted to Mr. Riccitiello in fiscal 2009 of $3,306,633, based on the probable outcome of the performance condition. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award of 200,000 RSUs) was probable with vesting based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is achieved, the maximum grant-date fair value for the Performance-Based RSUs would be $9,920,000.

(7) Represents the aggregate grant-date fair value of 83,300 time-based RSUs granted to Mr. Brown during fiscal 2009 of $4,333,266; and the aggregate grant-date fair value of the target payout of the Performance-Based RSUs granted to Mr. Brown in fiscal 2009 of $1,653,317, based on the probable outcome of the performance condition. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award of 100,000 RSUs) was probable with vesting based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is achieved, the maximum grant-date fair value for the Performance-Based RSUs would be $4,960,000.

(8) Represents base salary for partial year employment during year of hire.

(9) Represents a sign-on bonus provided to Mr. Schappert to offset for foregone cash bonus and equity awards that he was eligible to receive from his prior employer.

(10) Represents the aggregate grant-date fair value of 75,000 time-based RSUs granted to Mr. Schappert during fiscal 2010 of $1,608,750; and the aggregate grant-date fair value of the target payout of the Performance-Based RSUs granted to Mr. Schappert in fiscal 2010 of $893,750, based on the probable outcome of the performance condition. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award of 125,000 RSUs) was probable with vesting based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is achieved, the maximum grant-date fair value for the Performance-Based RSUs would be $2,681,250.

(11) Represents the aggregate grant-date fair value of the 12,500 time-based RSUs granted to Mr. Moore in fiscal 2009 of $588,250; and the aggregate grant-date fair value of the target payout of the Performance-Based RSUs granted to Mr. Moore in fiscal 2009 of $2,066,634, based on the probable outcome of the performance condition. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award of 125,000 RSUs) was probable with vesting based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is achieved, the maximum grant-date fair value for the Performance-Based RSUs would be $6,200,000.

(12) Represents the aggregate grant-date fair value of the 12,500 time-based RSUs granted to Mr. Gibeau in fiscal 2009 of $588,250; and the aggregate grant-date fair value of the target payout of the Performance-Based RSUs granted to Mr. Gibeau in fiscal 2009 of $2,066,634, based on the probable outcome of the performance condition. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award of 125,000 RSUs) was probable with vesting based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is achieved, the maximum grant-date fair value for the Performance-Based RSUs would be $6,200,000.

(13) As of February 2, 2010, Dr. Florin ceased to be an executive officer of EA. His title remains Executive Vice President, Western World Publishing. Dr. Florin was on payroll in Geneva, Switzerland for the years reported and was paid in Swiss francs. The cash amounts reflected in the Summary Compensation Table above (other than equity awards and Dr. Florin's fiscal 2008 bonus) were converted into U.S. dollars based on the exchange rate as of the end of each fiscal year.

(14) Represents the aggregate grant-date fair value of 9,000 time-based RSUs granted to Dr. Florin in fiscal 2010 of $187,200, plus the incremental fair value of the RSUs granted to Dr. Florin in the Exchange Program of $1,990,117, plus the fair value of the continued vesting associated with the RSUs granted to Dr. Florin in the Exchange Program pursuant to the terms of his Termination Agreement, effective as of November 19, 2009, of $2,691,907. For additional information about Dr. Florin's stock awards, see "Exchange Program" and "Executive Changes" in the Compensation Discussion and Analysis above. For additional information regarding the valuation methodology for RSUs, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

(15) Represents the fair value of the continued vesting associated with Dr. Florin's stock options pursuant to the Termination Agreement, effective as of November 19, 2009. For additional information about the modified vesting terms of Dr. Florin's option awards, see "Executive Changes" in the Compensation Discussion and Analysis above.

(16) Represents the aggregate grant-date fair value of 10,000 time-based RSUs granted to Dr. Florin in fiscal 2009 of $470,600; and the aggregate grant-date fair value of the target payout of the Performance-Based RSUs granted to Dr. Florin in fiscal 2009 of $1,653,317, based on the probable outcome of the performance condition. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award of 100,000 RSUs) was probable with vesting based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is achieved, the maximum grant-date fair value for the Performance-Based RSUs would be $4,960,000.

FISCAL 2010 GRANTS OF PLAN-BASED AWARDS TABLE

The following table shows information regarding non-equity incentive and equity plan-based awards granted to the Named Executive Officers during fiscal 2010.

Name	Grant Date[(1)]	Approval Date[(1)]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[(2)]			Estimated Future Payouts Under Equity Incentive Plan Awards[(3)]			All Other Stock Awards: Number of Shares of Stock or Units (#)[(4)]	All Other Option Awards: Number of Securities Underlying Options (#)[(5)]	Exercise or Base Price of Option Awards ($/Sh)[(6)]	Grant Date Fair Value of Stock and Option Awards ($)[(7)]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
John S. Riccitiello ..	—	—	—	1,200,000	2,400,000	—	—	—	—	—	—	—
	9/16/2009	9/9/2009	—	—	—	—	—	—	387,000[(8)]	—	—	7,294,950
	9/16/2009	9/9/2009	—	—	—	—	—	—	—	139,000[(9)]	18.85	1,002,287
Eric F. Brown	—	—	—	450,000	1,800,000	—	—	—	—	—	—	—
	6/16/2009	5/6/2009	—	—	—	—	—	—	15,225[(8)]	—	—	316,680
	9/16/2009	8/26/2009	—	—	—	—	—	—	100,000[(8)]	—	—	1,885,000
John C. Schappert ..	—	—	—	450,000	1,800,000	—	—	—	—	—	—	—
	7/16/2009	6/9/2009	—	—	—	41,667	41,667	125,000	—	—	—	893,750
	7/16/2009	6/9/2009	—	—	—		—	—	75,000[(10)]	—	—	1,608,750
	7/16/2009	6/9/2009	—	—	—	—	—	—	—	500,000[(9)]	21.45	4,106,950
Frank D. Gibeau	—	—	—	545,000	1,635,000	—	—	—	—	—	—	—
	6/16/2009	5/6/2009	—	—	—	—	—	—	19,000[(8)]	—	—	395,200
	9/16/2009	8/26/2009	—	—	—	—	—	—	120,000[(8)]	—	—	2,262,000
Peter Moore ...	—	—	—	565,000	1,695,000	—	—	—	—	—	—	—
	6/16/2009	5/6/2009	—	—	—	—	—	—	19,000[(8)]	—	—	395,200
	9/16/2009	8/26/2009	—	—	—	—	—	—	120,000[(8)]	—	—	2,262,000
Gerhard Florin	6/16/2009	5/6/2009	—	—	—	—	—	—	9,000[(8)]	—	—	187,200
	11/19/2009	7/29/2009	—	—	—	—	—	—	129,505[(11)]	—	—	1,428,246[(12)]
	11/19/2009	7/29/2009	—	—	—	—	—	—	49,871[(13)]	—	—	561,871[(12)]
	11/19/2009	7/29/2009	—	—	—	—	—	—	154,441[(14)]	—	—	2,691,907[(15)]
	11/19/2009	11/19/2009	—	—	—	—	—	—	—	25,000[(16)]	16.06	117,825[(17)]

(1) Each grant was approved on the approval date indicated above by our Compensation Committee for grant on the specific grant date indicated above. For more information regarding our grant date policy, see "Equity Awards Grant Practices" in the Compensation Discussion and Analysis above.

(2) The amounts shown represent the target and maximum amount of potential cash bonus plan awards provided for under the Electronic Arts Executive Bonus Plan. During fiscal 2010 the Compensation Committee increased the target bonus opportunity for Messrs. Riccitiello, Gibeau and Moore, as described above under "Annual Cash Bonus" in the Compensation Discussion and Analysis. Amounts shown represent each NEO's target bonus opportunity as of the end of fiscal 2010. The target amounts are pre-established as a percentage of salary and the maximum amounts represent the greatest payout, which could have been made if the pre-established performance level was met or exceeded. For fiscal 2010, EA did not achieve the minimum funding requirement under the Executive Bonus Plan and the discretionary bonus payments were made to the NEOs pursuant to the Discretionary Bonus Plan. Actual 2010 payouts to the NEOs under the Discretionary Bonus Plan are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For more information regarding the bonuses paid to our NEOs in fiscal 2010, see "Annual Cash Bonus" in the Compensation Discussion and Analysis above.

(3) The amounts shown reflect the threshold, target and maximum number of Performance-Based RSUs granted under our 2000 Equity Incentive Plan. The threshold and target amounts are one-third of the maximum amount. The award vests in three equal amounts contingent upon EA's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing four-quarter basis). If EA does not achieve one or more of the net income targets by June 30, 2013, the portion of the award that would have vested upon achievement of the target will be cancelled. For more information regarding these awards, see "Equity Awards" in the Compensation Discussion and Analysis above.

(4) Represents awards of RSUs granted under our 2000 Equity Incentive Plan. Upon vesting, each restricted stock unit automatically converts into one share of EA common stock, and does not have an exercise price or expiration date. The RSUs are not entitled to receive dividends, if any, paid by EA on its common stock.

(5) Represents stock options granted under our 2000 Equity Incentive Plan.

(6) The exercise price of all stock options was 100% of the fair market value on the date of grant (based on the closing price of our common stock on the NASDAQ Global Select Market on the date of grant).

(7) For grants of RSUs, represents the aggregate grant-date fair value calculated using the closing price of our common stock on the date of grant. For Performance-Based RSUs, represents the aggregate grant-date fair value based on the probable outcome of the award on the date of grant. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award) was probable with vesting based upon the achievement of the first non-GAAP net income target. For grants of stock options, represents the aggregate grant-date fair value based on the Black-Scholes model. For a more detailed discussion of the valuation methodology and assumptions used to calculate fair value, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010. The amounts reflected in this column represent the value determined by EA for reporting purposes only and does not reflect whether the recipient has actually realized a financial benefit from the awards.

(8) RSUs vest as to one-third 12 months from the grant date; then vest as to an additional one-third 24 months from the grant date; and then vest as to the remaining one-third 36 months from the grant date.

(9) Stock option vests as to 24% of the shares on the first day of the calendar month that includes the one-year anniversary of the option grant date, and will then vest and become exercisable as to an additional 2% of the shares on the first calendar day of each month thereafter for 38 months.

(10) RSUs vest as to 25% of the shares on each of the first three anniversaries of the grant date, with the remaining shares vesting on the fourth anniversary of the grant date.

(11) Represents RSUs granted to Dr. Florin in exchange for stock options to purchase 478,473 shares tendered by Dr. Florin under the Exchange Program with exercise prices between $30.60 and $64.92 described under "Exchange Program" in the Compensation Discussion and Analysis above. The RSUs vest as to 100% of the shares on November 10, 2010.

(12) Represents the aggregate incremental fair value of the RSUs granted to Dr. Florin as part of the Exchange Program. For additional information about the RSUs granted to Dr. Florin as part of the Exchange Program, see "Exchange Program" in the Compensation Discussion and Analysis above. For additional information on the valuation methodologies used to calculate fair value, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

(13) Represents RSUs granted to Dr. Florin in exchange for stock options to purchase 122,500 shares tendered by Dr. Florin under the Exchange Program with exercise prices between $49.71 and $52.03 described under "Exchange Program" in the Compensation Discussion and Analysis above. The RSUs vest as to 50% of the shares on November 10, 2010 and the remaining 50% scheduled to vest on November 10, 2011 will not vest pursuant to the terms of Dr. Florin's Termination Agreement.

(14) Represents RSUs granted to Dr. Florin as part of the Exchange Program and described in footnotes 11 and 13 above, which are expected to vest on November 10, 2010. Dr. Florin only received the RSUs described in footnotes 11 and 13 above. However, the vesting terms of that portion of the RSUs expected to vest on November 10, 2010 were modified, effective as of November 19, 2009. As a result of the modification, under applicable accounting rules, fair value expense was associated with the modified RSUs in fiscal 2010, which is described in more detail in footnote 15 below. For additional information about the RSUs granted to Dr. Florin as part of the Exchange Program and the modified vesting terms of the RSUs see "Exchange Program" and "Executive Changes" in the Compensation Discussion and Analysis above.

(15) Represents the fair value of the modification to the vesting terms of the RSUs described in footnote 14 above. For additional information about the modification to the vesting terms Dr. Florin's RSUs, see "Executive Changes" in the Compensation Discussion and Analysis above. For additional information about the valuation methodologies used to calculate fair value, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

(16) Represents the stock options granted to Dr. Florin which are expected to vest on December 16, 2010. The vesting terms of the stock options granted to Dr. Florin on December 16, 2008 were modified, effective as of November 19, 2009, pursuant to the terms of the Termination Agreement. For additional information about the modified vesting terms of the stock options, see "Executive Changes" in the Compensation Discussion and Analysis above.

(17) Represents the fair value of the continued vesting associated with Dr. Florin's stock options described in footnote 16 above pursuant to the Termination Agreement. For additional information about the modification to the vesting terms of Dr. Florin's stock options, see "Executive Changes" in the Compensation Discussion and Analysis above. For additional information on the valuation methodologies used to calculate fair value, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows information regarding all outstanding equity awards held by the Named Executive Officers as of the end of fiscal 2010.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#)[1] Exercisable	Number of Securities Underlying Unexercised Options (#)[1] Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1][2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
John S. Riccitiello	—	139,000[5]	18.85	9/16/2016	—	—	—	—
	491,000	359,000[6]	49.90	5/10/2017	—	—	—	—
	—	—	—	—	—	—	66,667	1,256,006
	—	—	—	—	387,000[7]	7,291,080	—	—
Eric F. Brown	120,000	130,000[8]	52.02	4/16/2018	—	—	—	—
	25,000	75,000[9]	16.06	12/16/2018	—	—	—	—
	—	—	—	—	—	—	33,333	627,994
	—	—	—	—	62,475[10]	1,177,029	—	—
	—	—	—	—	15,225[11]	286,839	—	—
	—	—	—	—	100,000[12]	1,884,000	—	—
John C. Schappert	—	500,000[13]	21.45	7/16/2019	—	—	—	—
	—	—	—	—	—	—	41,667	785,006
	—	—	—	—	75,000[14]	1,413,000	—	—
Frank D. Gibeau	12,600	—	31.32	10/7/2012	—	—	—	—
	60,000	—	48.79	10/24/2013	—	—	—	—
	100,000	—	57.42	9/2/2015	—	—	—	—
	35,000	—	52.03	3/1/2016	—	—	—	—
	52,500	17,500[15]	51.64	8/16/2016	—	—	—	—
	23,800	11,200[16]	49.71	6/18/2017	—	—	—	—
	64,000	36,000[17]	50.80	8/16/2017	—	—	—	—
	50,000	150,000[9]	16.06	12/16/2018	—	—	—	—
	—	—	—	—	2,500[18]	47,100	—	—
	—	—	—	—	9,375[19]	176,625	—	—
	—	—	—	—	19,000[20]	357,960	—	—
	—	—	—	—	120,000[7]	2,260,800	—	—
	—	—	—	—	—	—	41,667	785,006
Peter Moore	217,000	133,000[21]	53.73	9/17/2017	—	—	—	—
	31,250	93,750[9]	16.06	12/16/2018	—	—	—	—
	—	—	—	—	25,000[22]	471,000	—	—
	—	—	—	—	9,375[19]	176,625	—	—
	—	—	—	—	19,000[20]	357,960	—	—
	—	—	—	—	120,000[7]	2,260,800	—	—
	—	—	—	—	—	—	41,667	785,006
Gerhard Florin	25,000	75,000[9]	16.06	12/16/2018	—	—	—	—
	—	—	—	—	2,500[18]	47,100	—	—
	—	—	—	—	7,500[19]	141,300	—	—
	—	—	—	—	9,000[20]	169,560	—	—
	—	—	—	—	129,505[23]	2,439,874	—	—
	—	—	—	—	49,871[24]	939,570	—	—
	—	—	—	—	—	—	33,333	0[25]

(1) All stock options and RSUs were granted pursuant to EA's 2000 Equity Incentive Plan.

(2) Represents time-based RSUs. The market value was calculated by multiplying the number of unvested RSUs by $18.84, the closing price of EA's common stock on April 1, 2010, the last trading day of our fiscal year.

(3) Represents Performance-Based RSUs at the target achievement level. On the date of grant, we believed that one third of the awards would vest based upon achievement of the first non-GAAP net income target. The awards vest in three equal amounts, with the vesting of each amount contingent upon EA's achievement of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing four-quarter basis).

(4) The market value of Performance-Based RSUs was calculated by multiplying the number of unvested RSUs by $18.84, the closing price of EA's common stock on April 1, 2010, the last trading day of our fiscal year. For more information regarding these awards, see "Equity Awards" in the Compensation Discussion and Analysis above, footnote 2 of the Summary Compensation Table and footnote 7 of the Grants of Plan-Based Awards Table.

(5) Options vest as to 24% on September 1, 2010, then vest as to an additional 2% of the original grant each month until November 1, 2013.

(6) Options vest in the following manner: 72,000 of these options vested on April 1, 2008 and 228,000 options vest in additional 2% increments on the first calendar day of each month thereafter for the following 38 months; 275,000 options vested as to 100% on April 1, 2010; and 275,000 options will vest as to 100% on April 1, 2012.

(7) RSUs vest as to one-third on September 16, 2010, then vest as to an additional one-third on September 16, 2011 and then the remaining one-third on September 16, 2012.

(8) Options vested as to 24% on April 1, 2009, then vest as to an additional 2% of the original grant each month until June 1, 2012.

(9) Options vested as to 25% of the original grant on December 1, 2009, then vest as to an additional 25% on December 1, 2010, and the remaining 50% on December 1, 2011. Pursuant to Dr. Florin's Termination Agreement, the 50% that would have vested on December 1, 2011, shall cease vesting on December 31, 2010.

(10) RSUs vested as to 25% of the original grant on April 16, 2009 and 25% on April 16, 2010, 25% will vest on April 16, 2011 and the remaining 25% on April 16, 2012.

(11) RSUs vested as to one-third of the original grant on June 16, 2010, then vest one-third on June 16, 2011 and the remaining one-third on June 16, 2012.

(12) RSUs vest as to one-third of the original grant on September 16, 2010, one-third on September 16, 2011 and the remaining one-third on September 16, 2012.

(13) Options vest as to 24% on July 1, 2010, then vest as to an additional 2% of the original grant each month until September 1, 2013.

(14) RSUs vest as to 25% of the original grant on July 17, 2010, then vest as to an additional 25% on July 17, 2011, 25% on July 17, 2012 and the remaining 25% on July 17, 2013.

(15) Options vested and became exercisable as to 25% of the original grant on July 1, 2007, 25% on July 1, 2008 and 25% on July 1, 2009 and the remaining 25% on July 1, 2010.

(16) Options vested and became exercisable as to 24% of the original grant on June 1, 2008, then vest as to an additional 2% of the original grant each month until August 1, 2011.

(17) Options vested and became exercisable as to 24% of the original grant on August 1, 2008, then vest as to an additional 2% of the original grant each month until October 1, 2011.

(18) RSUs vested as to 25% of the original grant on June 18, 2008 and 25% on June 18, 2009, then 25% will vest on June 18, 2010 and the remaining 25% scheduled to vest on June 18, 2011 will not vest pursuant to the terms of Dr. Florin's Termination Agreement.

(19) RSUs vested as to 25% of the original grant on June 16, 2009 and 25% on June 16, 2010, and the remaining 25% scheduled to vest on June 16, 2011 and 25% scheduled to vest on June 16, 2012 will not vest pursuant to the terms of Dr. Florin's Termination Agreement.

(20) RSUs vested as to one-third on June 16, 2010, and the remaining two-thirds scheduled to vest as to an additional one-third on June 16, 2011 and one-third on June 16, 2012 will not vest pursuant to the terms of Dr. Florin's Termination Agreement.

(21) Options vested as to 24%, on September 1, 2008, then vest as to an additional 2% of the original grant each month until November 1, 2011.

(22) RSUs vested as to 50% of the shares on September 17, 2009 and the remaining 50% of the shares will vest on September 17, 2011.

(23) RSUs granted pursuant to the Exchange Program. Pursuant to Dr. Florin's Termination Agreement with the Company, the RSUs vest as to 100% of the shares on November 10, 2010.

(24) RSUs granted pursuant to the Exchange Program. Pursuant to Dr. Florin's Termination Agreement with the Company, the RSUs vest as to 50% of the shares on November 10, 2010 and the remaining 50% that would have vested on November 10, 2011, shall cease vesting on December 31, 2010.

(25) As of the end of fiscal 2010, the Performance-Based RSUs granted to Dr. Florin had no payout value because they ceased vesting pursuant to the terms of Dr. Florin's Termination Agreement.

FISCAL 2010 OPTION EXERCISES AND STOCK VESTED TABLE

The following table shows all stock options exercised and value realized upon exercise and all RSUs vested and value realized upon vesting by the Named Executive Officers during fiscal 2010.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)[1]**	**Value Realized on Vesting ($)[2]**
John S. Riccitiello	—	—	—	—
Eric F. Brown	—	—	13,380	399,007
John C. Schappert	—	—	—	—
Frank D. Gibeau	—	—	20,479	671,187
Peter Moore	—	—	18,069	538,031
Gerhard Florin	—	—	16,611	362,800

(1) Represents shares of EA common stock released during fiscal 2010, net of shares withheld for tax purposes.

(2) The value realized upon vesting of RSUs is calculated by multiplying the number of RSUs vested by the closing price of EA common stock on the vest date.

FISCAL 2010 NONQUALIFIED DEFERRED COMPENSATION TABLE

During fiscal 2010, none of our NEOs made any salary deferrals under the DCP and EA made no contributions to the DCP. Prior to 2007, Mr. Schappert elected to defer a portion of his salary and bonus (earned in or prior to fiscal 2007) under the DCP to be distributed in annual installment payments following his termination of employment with EA. Pursuant to the terms of the DCP, Mr. Schappert's termination in 2007 triggered the distribution of his account, starting in calendar year 2008. The table below shows the amount of compensation from prior years that was distributed during fiscal 2010, and the aggregate earnings and balance of Mr. Schappert's account as of the end of fiscal 2010.

Name	**Executive Contributions in Last FY ($)[1]**	**Registrant Contributions in Last FY ($)[1]**	**Aggregate Earnings in Last FY ($)[2]**	**Aggregate Withdrawals/ Distributions ($)**	**Aggregate Balance at Last FYE ($)[3]**
John C. Schappert	—	—	410,992	184,026	1,323,831

(1) No contributions were made by either EA or Mr. Schappert to his DCP account during fiscal 2010.

(2) The amount in this column is not included in the Summary Compensation Table because the earnings during fiscal 2010 were not above market or preferential.

(3) The amount in this column is not included in the Summary Compensation Table for previous years because Mr. Schappert was not an NEO prior to fiscal 2010.

The DCP is described under "Deferred Compensation Plan" above.

POTENTIAL PAYMENTS UPON CHANGE OF CONTROL

The following table sets forth potential payments under the CoC Plan to the Named Executive Officers (excluding Dr. Florin) upon termination without "cause" or resignation for "good reason" occurring during the two-month period before or the twelve-month period after a change in control of the company. Under the CoC Plan, an eligible employee is not entitled to any payments or benefits in the event he or she voluntarily resigns or is terminated for cause. For purposes of the table below, we have assumed a termination date of April 1, 2010, the last trading day of our fiscal year. The closing price of our common stock on April 1, 2010 was $18.84. For additional information on the CoC Plan, see "Post-Employment Arrangements" in the Compensation Discussion and Analysis above. Dr. Florin was not eligible for benefits under the CoC Plan as of April 1, 2010. Dr. Florin's termination arrangement with the Company is described in the Compensation Discussion and Analysis above under the heading "Executive Changes".

Name	Cash Severance Award ($)(1)	Stock Options ($)(2)	Restricted Stock Units (time-based) ($)(3)	Restricted Stock Units (performance-based) ($)(4)	Other ($)(5)	Total ($)
John S. Riccitiello	3,000,000	—	7,291,080	3,768,000	99,155	14,158,235
Eric F. Brown	1,575,000	208,500	3,347,868	1,884,000	68,386	7,083,754
John C. Schappert	1,575,000	—	1,413,000	2,355,000	42,023	5,385,023
Frank D. Gibeau	1,635,000	417,000	2,842,485	2,355,000	56,838	7,306,323
Peter Moore	1,695,000	260,625	3,266,385	2,355,000	57,938	7,634,948

(1) Represents the sum of each NEO's base salary, as set forth in the Summary Compensation Table, and target non-equity incentive opportunity, as set forth in the Grants of Plan-Based Awards Table (as of April 1, 2010), multiplied by 1.5.

(2) Represents unvested outstanding options that would accelerate and vest on a qualifying termination in connection with a change of control occurring as of April 1, 2010. This amount is calculated by multiplying the number of shares underlying each accelerated unvested option by the difference between the per-share closing price of our common stock on April 1, 2010, which is the last trading day of our fiscal year end, and the per-share exercise price. All of the unvested options for the NEOs had exercise prices that were above the closing price of the common stock on April 1, 2010 with the exception of the options granted to them on December 16, 2008, which have an exercise price of $16.06 per share.

(3) Represents the value of unvested restricted stock or RSUs that would accelerate and vest on a qualifying termination in connection with a change of control occurring on April 1, 2010. The value was calculated by multiplying the number of RSUs and shares of restricted stock that would accelerate by the per-share closing price of our common stock on April 1, 2010.

(4) For purposes of the table, we assumed that all Performance-Based RSUs held by the NEOs would accelerate and vest on a qualifying termination in connection with a change of control occurring as of April 1, 2010. The value was calculated by multiplying the number of RSUs and shares of restricted stock that would accelerate by the per-share closing price of our common stock on April 1, 2010. Upon a change of control, these grants shall be converted to time-based grants vesting on June 30, 2013, provided these grants may vest earlier upon certain circumstances in connection with a qualifying termination or change of control.

(5) Includes eighteen months of post-termination health benefits and any accrued paid time off/vacation pay.

EQUITY COMPENSATION PLAN INFORMATION

We have four equity incentive plans (excluding plans assumed or adopted by EA in connection with acquisitions, as described in the footnotes below) that have been approved by our stockholders and under which our common stock is or has been authorized for issuance to employees or directors: the 1991 Stock Option Plan, the 1998 Directors' Stock Option Plan, the 2000 Equity Incentive Plan, and the 2000 Employee Stock Purchase Plan.

We have also granted RSUs and notes payable solely in shares of our common stock to certain employees in connection with our acquisition of VG Holding Corp. ("VGH") without stockholder approval in accordance with applicable NASDAQ listing standards.

The following table and related footnotes gives aggregate information regarding grants under all of our equity incentive plans as of the end of fiscal 2010 including the 2000 Equity Incentive and 2000 Employee Stock Purchase Plans.

Plan Category[1]	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
	(A)	(B)	(C)
Equity compensation plans approved by security holders	29,167,179[2][3]	$30.25[4]	22,464,202[5]
Equity compensation plans not approved by security holders	1,221,304[6]	—	—
Total	30,388,483[7]		22,464,202

(1) The table does not include information for equity incentive plans we assumed in connection with our acquisitions of Maxis in 1997, Criterion Software in 2004, JAMDAT Mobile Inc. in 2006 and VG Holding Corp. ("VGH") in 2008. As of April 3, 2010 a total of: (a) 91,597 shares of common stock were issuable upon exercise of outstanding options issued under the 1995 Maxis stock option plan with a weighted-average exercise price of $25.30; (b) a total of 2,198 shares were issuable upon exercise of outstanding options issued under the Criterion stock option plan with a weighted-average exercise price of $1.61; (c) a total of 5,970 shares were issuable upon exercise of outstanding options issued under the JAMDAT Amended and Restated 2000 Stock Incentive Plan with a weighted-average exercise price of $2.00; (d) a total of 25,195 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $49.30 under the JAMDAT 2004 Equity Incentive Plan; and (e) a total of 316,117 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $32.98, and 117,397 unvested RSUs were outstanding under the VG Holding Corp. 2005 Stock Incentive Plan, as amended. No shares remain available for issuance under the Maxis, Criterion and JAMDAT plans and no further grants will be made under the VGH plan.

(2) Includes (a) 218,016 shares of common stock issuable upon exercise of outstanding options under our 1991 Stock Option Plan, with a weighted-average exercise price of $24.67; (b) 241,810 shares of common stock issuable upon exercise of outstanding options under the 1998 Directors' Stock Option Plan with a weighted-average exercise price of $32.80; (c) 15,230,026 shares of common stock issuable upon exercise of outstanding options under the 2000 Equity Incentive Plan, with a weighted-average exercise price of $30.28; and (d) 13,477,327 unvested RSUs outstanding under the 2000 Equity Incentive Plan. The 1991 Stock Option Plan and the 1998 Directors' Stock Option Plan have expired and no further grants may be made under those Plans.

(3) Does not include 1,810,102 unvested shares of restricted stock outstanding as of April 3, 2010 issued pursuant to the 2000 Equity Incentive Plan.

(4) Restricted stock unit awards and notes payable solely in shares of common stock do not have an exercise price and therefore are not included in the calculation of the weighted-average exercise price.

(5) Includes (a) 17,715,996 shares available for issuance under the 2000 Equity Incentive Plan and (b) 4,748,206 shares available for purchase by our employees under the 2000 Employee Stock Purchase Plan.

(6) Represents RSUs and notes payable solely in shares of common stock granted in connection with our acquisition of VGH. As of April 3, 2010, a total of: (a) (i) 511,928 time-based RSUs and (ii) 148,614 Performance-Based RSUs were outstanding under the 2007 Electronic Arts VGH Acquisition Inducement Award Plan (the "VGH Inducement Plan"); and (b) 560,762 shares of common stock were reserved for issuance pursuant to service-based non-interest bearing notes payable solely in shares of our common stock, which were granted to certain former employees of VGH who became employees of EA following the acquisition (the "Notes"). The RSUs granted pursuant to the VGH Inducement Plan and the Notes were granted in connection with our acquisition of VGH without stockholder approval in accordance with applicable NASDAQ listing standards. No further grants will be made under the VGH Inducement Plan and no further Notes will be awarded to the former employees of VGH.

(7) The total number of securities to be issued upon exercise of outstanding options, warrants, and rights, including the total number of securities referenced in footnotes (1) and (3) above, is 32,757,059.

See also Note 13 to the Consolidated Financial Statements included in EA's Annual Report on Form 10-K for the period ended March 31, 2010 for additional information about these equity awards, the VGH Inducement Plan and our other equity plans.

OTHER INFORMATION

RELATED PERSON TRANSACTIONS POLICY

Our Board of Directors has adopted a written Related Person Transactions Policy. The purpose of the policy is to describe the procedures used to identify, review, approve or ratify and, if necessary, disclose (i) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which EA (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any "related person" had, has or will have a direct or indirect interest, or (ii) any transaction for which EA's Global Code of Conduct would require approval of the Board of Directors. For purposes of the policy, a "related person" is (a) any person who is, or at any time since the beginning of EA's last fiscal year was, a director or executive officer of EA or a nominee to become a director of EA, (b) any person who is known to be the beneficial owner of more than 5% of any class of EA's voting securities, (c) any immediate family member or person sharing the household (other than a tenant or employee) of any of the foregoing persons, and (d) any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Once a potential related person transaction has been identified, the Audit Committee (if the transaction involves an executive officer of the Company) or the Nominating and Governance Committee (if the transaction involves a director of EA) will review the transaction at the next scheduled meeting of such committee. In those instances in which it is not practicable or desirable to wait until the next scheduled committee meeting, the chairperson of the applicable committee shall consider the matter and report back to the relevant committee at the next scheduled meeting.

In determining whether to approve or ratify a related person transaction, the Audit Committee or Nominating and Governance Committee (or the relevant chairperson of such committee) shall consider all of the relevant facts and circumstances available. No member of the Audit Committee or Nominating and Governance Committee shall participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person. The Audit Committee and Nominating and Governance Committee (or the relevant chairperson) shall approve only those related person transactions that are in, or are not inconsistent with, the best interests of EA and its stockholders, as determined in good faith.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We enter into indemnification agreements with each of the members of our Board of Directors at the time they join the Board to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors are sued or charged as a result of their service as members of our Board of Directors.

Prior to becoming Chief Executive Officer of Electronic Arts, John S. Riccitiello was a Co-Founder and Managing Partner of Elevation Partners, L.P., and also served as Chief Executive Officer of VGH, which we acquired in January 2008. At the time of the acquisition, Mr. Riccitiello held an indirect financial interest in VGH resulting from his interest in the entity that controlled Elevation Partners, L.P. and his interest in a limited partner of Elevation Partners, L.P., a significant stockholder of VGH. As a result of the acquisition, Mr. Riccitiello's financial returns related to these interests, including returns of deemed capital contributions, were $2.4 million through May 2008 (some of which Mr. Riccitiello could be required to return depending on the performance of the Elevation entities). Mr. Riccitiello has not received any additional payments related to the VGH acquisition to date. However, he could receive up to an additional $1.6 million plus any interest or other amounts earned thereon. This amount could be reduced, however, by a variety of factors, including investment losses of Elevation, if any, as well as certain expenses of Elevation that could offset partnership profits. Upon his separation from Elevation Partners, L.P., Mr. Riccitiello ceased to have any further control or influence over these factors.

From the commencement of negotiations with VGH, at the direction of EA's Board of Directors, EA's Audit Committee engaged directly with EA management (independently from Mr. Riccitiello) to analyze and consider the potential benefits, risks and material terms of the acquisition. EA's Board of Directors approved the acquisition after reviewing with EA's management and members of the Audit Committee the terms of the acquisition and the potential benefits and risks thereof, as well as Mr. Riccitiello's personal financial interest in VGH and the acquisition. Mr. Riccitiello recused himself from the Board of Directors meeting during the Board's deliberation of the acquisition and he did not vote on the acquisition.

Scott Probst, the son of the Chairman of our Board, has been employed by the Company since 2003, most recently as a games producer. In fiscal 2010, Scott Probst received compensation that exceeded $120,000. The Compensation Committee, on behalf of the Nominating and Governance Committee, reviews the compensation decisions involving Scott Probst in accordance with our Related Person Transactions policy.

In addition, we have engaged, and expect to continue to engage, in what we consider to be arm's-length commercial dealings with the following companies, which are affiliated with members of our Board of Directors: Nokia Corporation primarily related to our EA Mobile business; WorldWinner.com, a subsidiary of Liberty Media Corporation related to our Pogo business; and Google Inc. Mr. Simonson is the Chief Financial Officer of Nokia; Mr. Maffei is the Chief Executive Officer of Liberty Media; Mr. Huber is the Senior Vice President of Engineering at Google.

To date, these transactions have not been material to us or to the other entities involved. We do not believe that Mr. Simonson, Mr. Maffei or Mr. Huber has a material direct or indirect interest in any of our commercial dealings with Nokia, WorldWinner.com or Google, respectively, and therefore do not consider these dealings to be "related person transactions" within the meaning of applicable SEC rules. Our Board of Directors considered our dealings with Nokia, WorldWinner.com and Google in reaching its determination that Mr. Simonson, Mr. Maffei and Mr. Huber are each an independent director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

From April 1, 2009 (the beginning of fiscal 2010) through March 31, 2010 (the end of fiscal 2010), the Compensation Committee consisted of Ms. Srere, Mr. Coleman and Ms. Laybourne. None of these individuals is an employee or current or former officer of EA. No EA officer serves or has served since the beginning of fiscal 2010 as a member of the board of directors or the compensation committee of a company at which a member of EA's Compensation Committee is an employee or officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires EA's directors and executive officers, and persons who own more than 10% of a registered class of EA's equity securities, to file reports of ownership and changes in ownership of common stock and other equity securities of EA. We have adopted procedures to assist EA's directors and officers in complying with these requirements, which include assisting officers and directors in preparing forms for filing.

To EA's knowledge, based solely upon review of such reports furnished to us and written representations that no other reports were required, we believe that during the fiscal year ended March 31, 2010, all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent stockholders were complied with on a timely basis.

STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

If you would like us to consider a proposal to be included in our 2011 proxy statement and proxy card, you must deliver it to the Company's Corporate Secretary at our principal executive office no later than February 18, 2011.

Stockholders who otherwise wish to present a proposal at the 2011 Annual Meeting of Stockholders must deliver written notice of the proposal to our Corporate Secretary c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, no earlier than April 7, 2011 and no later than May 7, 2011 (provided, however, that if the 2011 Annual Meeting is held earlier than July 6, 2011 or later than September 4, 2011, proposals must be received no earlier than the close of business on the later of the 90th day prior to the 2011 Annual Meeting or the 10th day following the day on which public announcement of the 2011 Annual Meeting is first made). The submission must include certain information concerning the stockholder and the proposal, as specified in the Company's amended and restated bylaws. Our amended and restated bylaws are included as an exhibit to a Current Report on Form 8-K we filed with the SEC on May 11, 2009, which you may access through the SEC's electronic data system called EDGAR at *www.sec.gov*. You may also request a copy of our amended and restated bylaws by contacting our Corporate Secretary at the address above.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for notices of internet availability of proxy materials, proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single notice, proxy statement and/or annual report addressed to those stockholders. This process, which is commonly referred to as "householding", potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are EA stockholders will be "householding" our notices and proxy materials. A single notice or set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate notice or proxy materials, please notify your broker, direct your written request to our Corporate Secretary at our principal executive office, or contact our Corporate Secretary at (650) 628-1500. Stockholders who currently receive multiple copies of the notice or proxy materials at their address and would like to request "householding" of their communications should contact their broker.

REQUESTS TO THE COMPANY

The Company will provide without charge, to each person to whom a Notice and/or a proxy statement is delivered, upon request of such person and by first class mail within one business day of receipt of such request, a copy of the 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan, each as proposed to be amended. Any such request should be directed as follows: Stock Administration Department, Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065 — telephone number (650) 628-1500.

OTHER BUSINESS

The Board does not know of any other matter that will be presented for consideration at the Annual Meeting except as specified in the notice of the meeting. If any other matter does properly come before the Annual Meeting, or at any adjournment or postponement of the Annual Meeting, it is intended that the proxies will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.


Proxy Statement

By Order of the Board of Directors,



Stephen G. Bené
Senior Vice President, General Counsel and Secretary

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Appendix A

GENERAL DESCRIPTION OF THE 2000 EQUITY INCENTIVE PLAN

History

The Company's 2000 Equity Incentive Plan (the "Equity Plan") was adopted by our Board of Directors on January 27, 2000 and initially approved by our stockholders on March 22, 2000. The Equity Plan has been amended several times since it was initially adopted. The following general description of the Equity Plan reflects all prior amendments as well as amendments proposed to be adopted by the Company's stockholders at the 2010 Annual Meeting. The following general description is qualified in its entirety by reference to the text of the Equity Plan, as proposed to be amended, as filed by the Company with the SEC on or about June 18, 2010. Unless otherwise indicated, capitalized terms used in this Appendix A shall have the meanings set forth in the text of the Equity Plan.

Shares Subject to the Equity Plan

The stock subject to issuance under the Equity Plan consists of shares of the Company's authorized but unissued common stock. The Equity Plan, as amended to date, authorizes the issuance of up to 99,385,000 shares of common stock pursuant to awards of stock options, stock appreciation rights, restricted stock and restricted stock units. As proposed to be amended, the number of shares authorized for issuance under the Equity Plan would be increased to 104,685,000. In addition, shares are again available for grant and issuance under the Equity Plan that (a) were subject to an option granted under the Equity Plan that terminated, to the extent then unexercised, (b) were subject to a restricted stock or restricted stock unit award under the Equity Plan that is subsequently forfeited or repurchased by us at the original issue price, if any, or (c) are subject to an award of restricted stock or restricted stock units under the Equity Plan that otherwise terminates without shares being issued. The following types of shares are not available for future grant or issuance as awards under the Equity Plan: (x) shares that are not issued or delivered as a result of the net settlement of a stock option or stock appreciation right; (y) shares that are used to pay the exercise price or withholding taxes related to an award granted under the Equity Plan; and (z) shares that are repurchased by us with the proceeds of a stock option exercise.

The number of shares issuable under the Equity Plan, and under outstanding options and other awards, is subject to proportional adjustment to reflect stock splits, stock dividends and other similar events.

Share Usage

Shares covered by an Award shall be counted as used as of the Grant Date. Any shares that are subject to Awards of Options or stock appreciation rights, granted on or after July 31, 2008, shall be counted against the aggregate number of shares reserved under the Equity Plan as one (1) share for every one (1) share subject to an Award of Options or stock appreciation rights. Any shares that are subject to Awards other than Options or stock appreciation rights, granted (a) on or after July 31, 2008 but prior to July 29, 2009, shall be counted against the aggregate number of shares reserved under the Equity Plan as 1.82 shares for every one (1) share granted; and (b) on or after July 29, 2009, shall be counted against the aggregate number of shares reserved under the Equity Plan as 1.43 shares for every one (1) share granted.

Eligibility

The Equity Plan provides for the issuance of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units. The Equity Plan provides that employees (including officers and directors who are also employees) of EA or any parent or subsidiary of EA may receive incentive stock options under the Equity Plan. Nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to employees and directors of EA or any parent or subsidiary of EA. As of May 20, 2010, approximately 8,700 persons were in the class of persons eligible to participate in the Equity Plan. No person is eligible to receive more than 1,400,000 shares of common stock (of which no more than 400,000 shares may be covered by awards of restricted stock) in any calendar year, other than new employees who will be eligible to receive up to 2,800,000 shares of common stock (of which no more than 800,000 shares may be covered by awards of restricted stock) in the calendar year in which they commence employment. No awards of stock appreciation rights have been made to date under the Equity Plan. A participant may hold more than one award granted under the Equity Plan.

Administration

The Equity Plan is administered by our Compensation Committee. All of the members of the Compensation Committee are "non-employee" and "independent directors" under applicable federal securities laws and NASDAQ listing requirements, and "outside directors" as defined under applicable federal tax laws. The Compensation Committee has the authority to construe and interpret the Equity Plan, grant awards and make all other determinations necessary or advisable for the administration of the Equity Plan. The members of the Compensation Committee receive no compensation for administering the Equity Plan other than their compensation for being Board and Committee members. The Company bears all expenses in connection with administration of the Equity Plan and has agreed to indemnify members of the Compensation Committee in connection with their administration of the Equity Plan. The Compensation Committee may delegate to one or more officers of the Company the authority to grant Awards under the Equity Plan to participants who are not executive officers of the Company.

Stock Options

Stock options granted under the Equity Plan may be either incentive stock options or nonqualified stock options. The exercise period of stock options is determined by the Compensation Committee but, in no event, may stock options be exercisable more than ten years from the date they are granted. The Equity Plan provides the Compensation Committee with the ability, at its discretion, to grant performance-based options subject to the achievement of one or more of the performance factors described under the heading "Performance Factors" below.

Exercise Price

The Compensation Committee determines the exercise price of each option granted under the Equity Plan. The option exercise price for each incentive and nonqualified stock option share must be no less than 100% of the "fair market value" (as defined in the Equity Plan) of a share of common stock at the time the stock option is granted. In the case of an incentive stock option granted to a stockholder that owns more than 10% of the total combined voting power of all classes of stock of EA or any parent or subsidiary of EA (a "Ten Percent Stockholder"), the exercise price for each such incentive stock option must be no less than 110% of the fair market value of a share of common stock at the time the incentive stock option is granted.

The exercise price of options and purchase price of shares granted under the Equity Plan may be paid as approved by the Compensation Committee at the time of grant: (a) in cash (by check); (b) by cancellation of indebtedness of the Company to the award holder; (c) by surrender of shares that either: (1) have been owned by the award holder for more than six (6) months and have been paid for within the meaning of SEC Rule 144; or (2) were obtained by the award holder in the public market; (d) by waiver of compensation due or accrued for services rendered; (e) with respect only to purchases upon exercise of an option, and provided that a public market for the Company's stock exists: (1) subject to applicable laws, by a "same-day sale" commitment from the optionee and a National Association of Securities Dealers, Inc. ("NASD") broker; or (2) by a "margin" commitment from the optionee and an NASD broker; (f) by withholding from the shares to be issued upon exercise of an award that number of shares having a fair market value equal to the minimum amount required to satisfy the exercise price or purchase price; (g) by any combination of the foregoing; or (h) such other consideration and method of payment for issuance of shares to the extent permitted by applicable laws.

No Repricings or Exchanges of Awards Without Stockholder Approval

The Compensation Committee may, at any time or from time to time, authorize the Company, with the consent of the affected Equity Plan participants, to issue new awards in exchange for the surrender and cancellation of any or all outstanding awards; provided, however, that no such exchange program may, without the approval of the Company's stockholders, allow for the cancellation of an outstanding option or stock appreciation right in exchange for a new option or stock appreciation right having a lower exercise price. The Compensation

Committee may also, subject to approval by the Company's stockholders, at any time buy a previously granted award with payment in cash, shares (including restricted stock) or other consideration, based on such terms and conditions as the Committee and the Participant may agree.

Outside Directors

Our non-employee directors are entitled to receive automatic annual grants of options to purchase shares of our common stock under the Equity Plan. Each non-employee director who first becomes a member of the Board of Directors is granted an option to purchase 17,500 shares of common stock and 2,500 restricted stock units. Upon re-election to our Board of Directors following each annual meeting of our stockholders, each non-employee director is automatically granted an additional option to purchase 8,400 shares of common stock and 1,200 restricted stock units. If a non-employee director has not served on our Board of Directors for a full year at the time of the annual meeting of our stockholders, such director will receive a pro-rated annual grant.

Options issued to outside directors upon their initial election to the Board are exercisable as to 2% of the shares on the date of grant and as to an additional 2% of the shares on the first day of each calendar month after the date of grant so long as the outside director continues as a member of the Board. The vesting schedule for all restricted stock units and annual stock option grants made to directors upon their re-election to the Board is subject to the discretion of the Compensation Committee.

As proposed to be amended, the automatic grant provisions described above will be removed from the Equity Plan. In place of automatic grants, the equity granted to non-employee directors will be determined at the discretion of the Board.

In the event of our dissolution or liquidation or a "change of control" transaction, options granted to our non-employee directors under the Equity Plan will become 100% vested and exercisable in full.

In addition, our non-employee directors may elect to receive all or a portion of their cash compensation in shares of common stock. Directors making this election are entitled to receive shares having a value equal to 110% of the amount of the cash compensation foregone.

Stock Appreciation Rights

The Compensation Committee, or a committee to which it has delegated the appropriate authority, may grant stock appreciation rights (a "SAR" or "SARs") as stand-alone awards or in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Compensation Committee, or a committee to which it has delegated the appropriate authority, may determine; provided, however, that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. A SAR is an award which provides the holder with the right to receive the appreciation in value of a set number of shares of company stock or cash over a set period of time. A SAR is similar to an option in that the holder benefits from any increases in stock price above the exercise price set forth in the award agreement. However, unlike an option, the holder is not required to pay an exercise price to exercise a SAR, but simply receives the net amount of the increase in stock price in the form of cash or stock. The exercise price for a SAR must be no less than 100% of the "fair market value" (as defined in the Equity Plan) of a share of common stock at the time the SAR is granted. In addition, the Compensation Committee, or a committee to which it has delegated the appropriate authority, may, at its discretion, subject SARs to the achievement of one or more of the performance factors described under the heading "Performance Factors" below.

Restricted Stock Awards

The Compensation Committee may grant restricted stock awards either in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Compensation Committee may determine. A restricted stock award is an offer by Electronic Arts to award shares of common stock that are subject to restrictions established by the Compensation Committee. These restrictions may be based upon completion by the award holder of a specified number of years of service or by the attainment of one or more of the performance factors described under the heading "Performance Factors" below. The purchase price, if any, for each such award is determined by the Compensation Committee at the time of grant. In the case of an award to a Ten Percent Stockholder, the purchase price must be 100% of fair market value. The purchase price, if any, may be paid for in any of the forms of consideration listed in items under "Exercise Price" above, as are approved by the Compensation Committee at the time of grant.

Restricted Stock Units

Restricted stock unit awards may be granted under the Equity Plan, either in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Compensation Committee, or a committee to which it has delegated the appropriate authority, may determine. A restricted stock unit award is similar to a restricted stock award (and may be awarded subject to any or all of the performance goals described under the heading "Performance Factors" below) except the stock is not delivered to the participant unless and until all restrictions have terminated.

Performance Factors

Performance-based stock options, stock appreciation rights, restricted stock and restricted stock unit awards with vesting and/or exercisability conditioned on one or more of the following permissible performance factors may be granted under the Equity Plan, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, to be measured over a specified performance period that may be as short as a quarter or as long as five years (unless tied to a specific and objective milestone or event), to the extent applicable on an absolute basis or relative to a pre-established target: (a) profit before tax; (b) revenue (on an absolute basis or adjusted for currency effects); (c) net revenue; (d) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (e) operating income; (f) operating margin; (g) operating profit; (h) controllable operating profit, or net operating profit; (i) net profit; (j) gross margin; (k) operating expenses or operating expenses as a percentage of revenue; (l) net income; (m) earnings per share; (n) total stockholder return; (o) market share; (p) return on assets or net assets; (q) the Company's stock price; (r) growth in stockholder value relative to a pre-determined index; (s) return on equity; (t) return on invested capital; (u) cash flow (including free cash flow or operating cash flows); (v) cash conversion cycle; (w) economic value added; (x) individual confidential business objectives; (y) contract awards or backlog; (z) overhead or other expense reduction; (aa) credit rating; (bb) strategic plan development and implementation; (cc) succession plan development and implementation; (dd) improvement in workforce diversity; (ee) customer indicators; (ff) new product invention or innovation; (gg) attainment of research and development milestones; (hh) improvements in productivity; (ii) attainment of objective operating goals and employee metrics.

In addition, the Committee may, in its sole discretion and in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more equitable adjustments (based on objective standards) to the performance factors to preserve the Committee's original intent regarding the performance factors at the time of the initial award grant.

Mergers, Consolidations, and Change of Control

Except for automatic grants to non-employee directors, in the event of a merger, consolidation, dissolution or liquidation of EA, the sale of substantially all of its assets or any other similar corporate transaction, the successor corporation may assume, replace or substitute equivalent awards in exchange for those granted under the Equity Plan or provide substantially similar consideration, shares or other property as was provided to our stockholders (after taking into account the provisions of the awards). In the event that the successor corporation does not assume, replace or substitute awards, such awards will accelerate and all options will become exercisable in full prior to the consummation of the transaction at the time and upon the conditions as the Compensation Committee determines. Any awards not exercised prior to the consummation of the transaction will terminate.

Transferability

Incentive stock options granted under the Equity Plan are not transferable other than by means of a distribution upon the optionee's death. Nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock unit awards are subject to similar restrictions on transfer unless otherwise determined by the Compensation

Committee and except that nonqualified stock options may be transferred to family members and trusts or foundations controlled by, or primarily benefiting, family members of the optionee.

Term of the Equity Plan

The Equity Plan expires in 2020 unless terminated earlier by the Board.

United States Federal Income Tax Information

THE FOLLOWING IS A GENERAL SUMMARY AS OF THE DATE OF THIS PROXY STATEMENT OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY AND PARTICIPANTS UNDER THE EQUITY PLAN. THE FEDERAL TAX LAWS MAY CHANGE AND THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES FOR ANY PARTICIPANT WILL DEPEND UPON HIS OR HER INDIVIDUAL CIRCUMSTANCES. IN ADDITION, THE INTERNAL REVENUE SERVICE COULD, AT ANY TIME, TAKE A POSITION CONTRARY TO THE INFORMATION DESCRIBED IN THE FOLLOWING SUMMARY. ANY TAX EFFECTS THAT ACCRUE TO NON-U.S. PARTICIPANTS AS A RESULT OF PARTICIPATING IN THE EQUITY PLAN ARE GOVERNED BY THE TAX LAWS OF THE COUNTRIES IN WHICH SUCH PARTICIPANT RESIDES OR IS OTHERWISE SUBJECT. EACH PARTICIPANT WILL BE ENCOURAGED TO SEEK THE ADVICE OF A QUALIFIED TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE EQUITY PLAN.

Incentive Stock Options

A participant will recognize no income upon grant or vesting of an incentive stock option and will generally not incur tax on its exercise. Unless the participant is subject to the alternative minimum tax ("AMT"), the participant will recognize income only when the shares acquired upon the exercise of an incentive stock option (the "ISO Shares") are sold or otherwise disposed of. If the participant holds ISO Shares for more than one year after the date the option was exercised and for more than two years after the date the option was granted, the participant will realize a long-term capital gain or loss (rather than ordinary income) upon disposition of the ISO Shares. This long-term capital gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO Shares.

If the participant disposes of ISO Shares prior to the expiration of either the one-year or two-year required holding period (a "disqualifying disposition"), the gain realized upon such disposition, up to the difference between the fair market value of the ISO Shares on the date of exercise (or, if less, the amount realized on a sale of such shares) and the option exercise price, will be treated as ordinary income. Any additional gain will be capital gain, taxed at a rate that depends upon the amount of time the ISO Shares were held by the participant.

Alternative Minimum Tax

The Alternative Minimum Tax ("AMT") is a separately computed tax which was devised to ensure that at least a minimum amount of income tax is paid. AMT is imposed only if and to the extent that a participant would pay more tax if his or her income tax were calculated pursuant to the AMT rules than if calculated in the regular manner. The difference between the option exercise price and the fair market value of the ISO Shares on the date of exercise is includable as income for purposes of calculating the AMT for both (i) a vested ISO and (ii) an unvested ISO for which the participant makes a timely election under Section 83(b) of the U.S. Internal Revenue Code (an "83(b) election").

Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items (including the difference between the fair market value of the ISO Shares on the date of exercise and the exercise price) and reducing this amount by the applicable exemption amount. The exemption amount for 2009 is $70,950 in the case of a joint return, subject to reduction under certain circumstances. The AMT (imposed to the extent it exceeds the taxpayer's regular income tax) is 26% of an individual taxpayer's alternative minimum taxable income (28% in the case of alternative minimum taxable income in excess of $175,000 in the case of married individuals filing a joint return). If a disqualifying disposition of the ISO Shares occurs in the same calendar year as the exercise of an incentive stock option, those ISO Shares are not included in the AMT calculation.

If a participant has to pay AMT, he or she is entitled to a credit against income tax (but not AMT) in later years subject to many restrictions. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the amount that was previously included in alternative minimum taxable income in the year of exercise, the excess of the fair market value of the ISO Shares at exercise of the amount paid for the ISO Shares.

Nonqualified Stock Options

A participant will generally not recognize any taxable income at the time a nonqualified stock option ("NQSO") is granted or vests provided the exercise price is no less than the fair market value of the underlying shares on the grant date. Upon exercise of a vested NQSO, the participant will include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the award or withholding out of the participant's salary). Upon resale of the shares by the participant, any subsequent appreciation or depreciation in the value of the shares will be treated as a capital gain or loss, taxable at a rate that depends upon the length of time the shares were held by the participant.

Restricted Stock Awards

A participant who receives a restricted stock award will include the amount of the award in income as compensation at the time that any forfeiture restrictions on the shares of stock lapse, unless the participant makes a timely 83(b) election. If the participant does not timely make an 83(b) election, the participant will include in income the fair market value of the shares of stock on the date that the restrictions lapse as to those shares, less any purchase price paid for such shares. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's award or withholding out of the participant's salary).

If the participant makes a timely 83(b) election, the participant will, at the time the award is received, include the fair market value of the shares of stock on the date of receipt of the award (determined without regard to lapse restrictions), less any purchase price paid for such shares in income as compensation. The income will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's salary or withholding out of the participant's award). If the award is subsequently forfeited, the participant will not receive any deduction for the amount previously taxed as ordinary income.

Restricted Stock Units

A participant will recognize income as compensation with respect to an award of restricted stock units at the time that the restrictions lapse, provided the shares are issued on the date the restrictions lapse. The participant will include in income the fair market value of the shares of stock on the date that the restrictions lapse as to those shares, less any purchase price paid for such shares. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's award or withholding out of the participant's salary).

Stock Appreciation Rights

Assuming that a stock appreciation right ("SAR") is granted at an exercise price that is not less than the fair market value of the underlying shares on the grant date, a participant will not recognize any taxable income at the time a SAR is granted or when the SAR vests. However, upon exercise of a vested SAR, an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price will be included in income as compensation to the participant. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the award or withholding out of the participant's salary). Upon resale of the shares issued to the participant at the time of exercise, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss, taxable at a rate that depends upon the length of time the shares were held by the participant.

Internal Revenue Code Section 409A

At the present time, the Company intends to grant equity awards to participants which are either outside the scope of Section 409A of the U.S. Internal Revenue Code or are exempted from the application of Section 409A. If an equity award is subject to Section 409A and the requirements of Section 409A are not met, participants may suffer adverse tax consequences with respect to the equity award. Such consequences may include taxation at the time of the vesting of the award, an additional 20% tax penalty on the non-compliant deferred income and interest and penalties on any deferred income.

Tax Treatment of the Company

To the extent that the participant recognizes ordinary income and the Company properly reports such income to the Internal Revenue Service (the "IRS"), the Company generally will be entitled to a deduction in connection with the exercise of a NQSO or a SAR by a participant or upon the lapse of restrictions with respect to a participant's restricted stock or restricted stock unit award. The Company will be entitled to a deduction in connection with the disposition of ISO Shares only to the extent that the participant recognizes ordinary income on a disqualifying disposition of the ISO Shares and provided that the Company properly reports such income to the IRS.

ERISA

The Equity Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Code.

Proposed Amendments to the Equity Plan

At the 2010 Annual Meeting, stockholders will be asked to approve amendments to the Equity Plan as follows:

- Increase the number of shares authorized under the Equity Plan by 5,300,000 shares; and
- Remove the provisions of the Equity Plan that provide for automatic grants to outside directors. In place of automatic grants, the equity granted to non-employee directors will be determined at the discretion of the Board.

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Appendix B

GENERAL DESCRIPTION OF THE 2000 EMPLOYEE STOCK PURCHASE PLAN

2000 Employee Stock Purchase Plan, as Amended

The following general description of the Purchase Plan is qualified in its entirety by reference to the text of the Purchase Plan, as proposed to be amended, as filed by the Company with the SEC on or about June 18, 2010. Unless otherwise indicated, capitalized terms used in this Appendix B shall have the meanings set forth in the text of the Purchase Plan.

History. The 2000 Purchase Plan was adopted by the Board on May 25, 2000, approved by the Stockholders on July 27, 2000, and has been subsequently amended.

Purpose. The purpose of the Purchase Plan is to provide employees of the Company with a convenient means of acquiring common stock of the Company through payroll deductions, to enhance the employees' sense of participation in the affairs of the Company and subsidiaries, and to provide an incentive for continued employment.

Administration. The Purchase Plan is administered on behalf of the Board by the Compensation Committee of the Board. The interpretation by the Compensation Committee of any provision of the Purchase Plan is final and binding on all participating employees.

Eligibility. All employees of the Company (including directors who are employees), or any parent or subsidiary, are eligible to participate in the Purchase Plan except the following: (i) employees who are not employed by the Company on the 15th day of the month before the beginning of an Offering Period (as defined below); (ii) employees who are customarily employed for less than 20 hours per week; (iii) employees who are customarily employed for less than 5 months in a calendar year; and (iv) employees who, pursuant to Section 424(d) of the Code, own or hold options to purchase or who, as a result of participation in the Purchase Plan, would own stock or hold options to purchase stock representing 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary. As of May 20, 2010, the Company estimates that approximately 8,700 persons were eligible to participate in the Purchase Plan.

Participation. Each offering of the Company's common stock under the Purchase Plan is for a period of one year (the "Offering Period"). Offering Periods commence on the first business day of March and September of each year. The first day of each Offering Period is the "Offering Date" for such Offering Period. An employee cannot participate simultaneously in more than one Offering Period. Each Offering Period consists of two six-month purchase periods (each a "Purchase Period") commencing on the first business day of March and September. The last day of each Purchase Period is a "Purchase Date."

Employees may participate in the Purchase Plan during each pay period through payroll deductions. An employee sets the rate of such payroll deductions, which may not be less than 2% nor more than 10% of the employee's base salary, wages, commissions, overtime, shift premiums and bonuses plus draws against commissions, unreduced by the amount by which the employee's salary is reduced pursuant to Sections 125 or 401(k) of the Code. Eligible employees may elect to participate in any Offering Period by enrolling as provided under the terms of the Purchase Plan. Once enrolled, a participating employee will automatically participate in each succeeding Offering Period unless such employee withdraws from the Offering Period. After the rate of payroll deductions for an Offering Period has been set by an employee, that rate continues to be effective for the remainder of the Offering Period (and for all subsequent Offering Periods in which the employee is automatically enrolled) unless otherwise changed by the employee. The employee may increase or lower the rate of payroll deductions for any subsequent Offering Period but may only lower the rate of payroll deductions during the current Purchase Period. Not more than one change may be made effective during any one Purchase Period.

In any given Purchase Period, no employee may purchase more than (a) twice the number of shares that could have been purchased with the payroll deductions if the purchase price were determined by using 85% of the fair market value of a share of the Company's common stock on the Offering Date or (b) the maximum number of shares set by the Board. In addition, no employee may purchase shares at a rate that, when aggregated with all other rights to purchase stock under all other employee stock purchase plans of the Company, or any parent or subsidiary of the Company, exceeds $25,000 in fair market value (determined on the Offering Date) for each year.

Purchase Price. The purchase price of shares that may be acquired in any Purchase Period under the Purchase Plan is 85% of the lesser of (a) the fair market value of the shares on the Offering Date of the Offering Period in which the participant is enrolled or (b) the fair market value of the shares on the Purchase Date. The fair market value of the common stock on a given date is the closing price of the common stock on the immediately preceding business day as quoted on the NASDAQ Global Select Market.

Purchase of Stock. The number of whole shares an employee may purchase in any Purchase Period is determined by dividing the total amount of payroll deductions withheld from the employee during the Purchase Period pursuant to the Purchase Plan by the price per share determined as described above, subject to the limitations described above. The purchase takes place automatically on the last market day of the Purchase Period.

Withdrawal. An employee may withdraw from any Offering Period at any time at least 15 days prior to the end of an Offering Period. No further payroll deductions for the purchase of shares will be made for the succeeding Offering Period unless the employee enrolls in the new Offering Period in the same manner as for initial participation in the Purchase Plan.

Termination of Employment. Termination of an employee's employment for any reason, including retirement or death, immediately cancels the employee's participation in the Purchase Plan. In such event, the payroll deductions credited to the employee's account will be returned to such employee or, in case of death, to the employee's legal representative.

Adjustment Upon Changes in Capitalization. The number of shares subject to any purchase, and the number of shares issuable under the Purchase Plan, is subject to adjustment in the event of a recapitalization of the Company's common stock. In the event of a proposed dissolution or liquidation of the Company, the Offering Period will terminate and the Board may, in its sole discretion, give participants the right to purchase shares that would not otherwise be purchasable until the last day of the applicable Purchase Period.

Tax Treatment of U.S.-based Participants. Participating employees in the U.S. will not recognize income for federal income tax purposes either upon enrollment in the Purchase Plan or upon the purchase of shares. All federal income tax consequences are deferred until a participating U.S. employee sells the shares, disposes of the shares by gift, or dies.

If shares are held for more than one year after the date of purchase and more than two years from the beginning of the applicable Offering Period, or if the employee dies while owning the shares, the employee realizes ordinary income on a sale (or a disposition by way of gift or upon death) to the extent of the lesser of: (i) 15% of the fair market value of the shares at the beginning of the Offering Period; or (ii) the actual gain (the amount by which the market value of the shares on the date of sale, gift or death, exceeds the purchase price). All additional gain upon the sale of shares is treated as long-term capital gain. If the shares are sold and the sale price is less than the purchase price, there is no ordinary income, and the employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or are otherwise disposed of, including by way of gift (but not death, bequest or inheritance), prior to the expiration of either the one-year or the two-year holding periods described above (in any case a "disqualifying disposition"), the employee will realize ordinary income at the time of sale or other disposition taxable to the extent that the fair market value of the shares at the date of purchase was greater than the purchase price. This excess will constitute ordinary income in the year of the sale or other disposition even if no gain is realized on the sale or if a gratuitous transfer is made. The difference, if any, between the proceeds of sale and the fair market value of the shares at the date of purchase is a capital gain or loss. Capital gains may be offset by capital losses, and up to $3,000 of capital losses in excess of capital gains may be offset annually against ordinary income. Ordinary income recognized by an employee upon a disqualifying disposition constitutes taxable compensation that will be reported on a W-2 form. The Company takes the position that any ordinary income recognized upon a sale or other disposition is not subject to withholding.

Tax Treatment of Non-U.S.-based Participants. For participants residing outside the U.S., the Company will assess its requirements regarding tax, social insurance and other applicable taxes in connection with participation in the Purchase Plan. These requirements may change from time to time as laws or interpretations change.

Tax Treatment of the Company. The Company is entitled to a deduction in connection with the disposition of shares acquired under the Purchase Plan only to the extent that the employee recognized ordinary income on a disqualifying disposition of the shares. The Company treats any transfer of record ownership of shares, including transfer to a broker or nominee or into "street name," as a disposition, unless it is notified to the contrary. In order to enable the Company to learn of disqualifying dispositions and ascertain the amount of the deductions to which it is entitled, employees are required to notify the Company in writing of the date and terms of any disposition of shares purchased under the Purchase Plan.

Proposed Amendment of the 2000 Employee Stock Purchase Plan

At the 2010 Annual Meeting, stockholders will be asked to increase by 2,000,000 the number of shares of the Company's common stock reserved for issuance under the Purchase Plan.

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2010 Annual Report on Form 10-K

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 0-17948

ELECTRONIC ARTS INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2838567**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
209 Redwood Shores Parkway Redwood City, California	**94065**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(650) 628-1500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.01 par value, held by non-affiliates of the registrant as of October 2, 2009, the last business day of our second fiscal quarter, was $5,931,009,000.

As of May 21, 2010 there were 329,676,985 shares of the registrant's common stock, $0.01 par value, outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2010 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

ELECTRONIC ARTS INC.
2010 FORM 10-K ANNUAL REPORT

Table of Contents

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made in this Report are forward looking. Examples of forward-looking statements include statements related to industry prospects, our future economic performance including anticipated revenues and expenditures, results of operations or financial position, and other financial items, our business plans and objectives, including our intended product releases, and may include certain assumptions that underlie the forward-looking statements. We use words such as "anticipate," "believe," "expect," "intend," "estimate" (and the negative of any of these terms), "future" and similar expressions to help identify forward-looking statements. These forward-looking statements are subject to business and economic risk and reflect management's current expectations, and involve subjects that are inherently uncertain and difficult to predict. Our actual results could differ materially from those in the forward-looking statements. We will not necessarily update information if any forward-looking statement later turns out to be inaccurate. Risks and uncertainties that may affect our future results include, but are not limited to, those discussed under the heading "Risk Factors," beginning on page 15.

PART I

Item 1: *Business*

We develop, market, publish and distribute video game software and content that can be played by consumers on a variety of platforms, including:

- Video game consoles such as the PLAYSTATION® 3, Microsoft Xbox 360™ and Nintendo Wii™,
- Personal computers, including the Macintosh (we refer to personal computers and the Macintosh together as "PCs"),
- Handheld game players such as the PlayStation® Portable ("PSP™") and Nintendo DS™, and
- Mobile devices, such as cellular phones and smart phones, including the Apple iPhone™.

Our ability to publish games across multiple platforms has been, and will continue to be, a cornerstone of our product strategy. Historically, there have been multiple video game consoles and handheld game players available to consumers, and there has been vigorous competition among these platforms for consumer acceptance. In fiscal year 2010, the platforms for which we produced the most software products were:

Platform	Number of titles developed and published by EA in fiscal year 2010
Mobile	48
Xbox 360	22
PLAYSTATION 3	21
Wii	19
PC	16
Nintendo DS	16
PSP	10
PlayStation 2	6

Our products for videogame consoles, PCs and handhelds are delivered on physical media (disks and cartridges) that are sold at retailers (we call these "packaged goods" products). We also deliver game content and services online, directly to consumers, for the platforms listed above. Some online delivered content and services are add-ons or are related to our packaged goods products (*e.g.*, add-on content or matchmaking services); while other games, content and services that we offer, such as games for mobile devices, and Internet-only games, are available only through online delivery. We believe that online delivery of game content and services will become an increasingly important part of our business over time.

Our games span a diverse range of categories, including action-adventure, casual, sports, family, fantasy, racing, music, massively-multiplayer online role-playing, simulation and strategy. We have created, licensed and acquired a strong portfolio of intellectual property, which we market and sell to a variety of consumers. Our portfolio of wholly-owned properties includes established brands such as Need for Speed™, The Sims™, Spore™, Dead Space™, Mass Effect™ and Battlefield™, and newly launched properties in fiscal year 2010 such as *EA SPORTS Active*™, *Dragon Age*™*: Origins,* and *Dante's Inferno*™. Our portfolio of games based on licensed intellectual property includes sports-based titles such as Madden NFL Football, FIFA Soccer and Tiger Woods PGA Tour®, and titles based on popular brands such as Harry Potter™ and Hasbro. Through our EA Partners business, we also co-develop, co-publish and/or distribute video games that are developed and published by other companies, including the MTV Games/Harmonix series Rock Band™ and the Crytek series Crysis®.

Another cornerstone of our strategy is to publish products that can be iterated, or sequeled. For example, a new edition for most of our sports products, such as Madden NFL Football, is released each year. Other products, such as The Sims and Battlefield are sequeled on a less-frequent basis. We refer to these successful, iterated product families as "franchises." We also make add-on content available for purchase online or through expansion packs sold at retail for many of our products.

We develop our games using both internal and external resources. For the fiscal years ended March 31, 2010, 2009 and 2008, research and development expenses were $1,229 million, $1,359 million and $1,145 million, respectively. We operate development studios (which develop products and perform other related functions) worldwide: BioWare (Canada and United States), Bright Light (United Kingdom), Criterion (United Kingdom), DICE (Sweden), EA Canada, EA Los Angeles (United States), EA Montreal (Canada), EA Romania, Maxis (United States), Playfish (United States, United Kingdom, China and Norway), EA Salt Lake City (United States), EA Seoul Studio (Korea), EA Singapore, EA Mythic (United States), Pogo (United States and China), The Sims Studio (United States), EA Tiburon (United States), and Visceral (United States). We have quality assurance functions located in the United States, Canada, the United Kingdom, Sweden, Germany, Romania, China, India, Korea, and Singapore and localization functions located in Germany, Spain and Japan. We also engage third parties to assist with the development of our games at their own development and production studios.

Our global sales network allows us to market, publish and distribute games in over 35 countries throughout the world. We generate a significant portion of our net revenue from direct sales of packaged goods products to retailers and in some of our smaller international territories, we work with third parties to distribute our packaged goods products. Many of our games, and other online content, are also available to consumers via proprietary networks, such as the Xbox LIVE® Marketplace on the Xbox 360 console and the PlayStation Network on the PLAYSTATION 3 and PSP consoles, or via the Internet, including our own online stores. We also market and distribute games and other content for mobile devices through mobile carriers and proprietary online stores that provide applications for specific devices (*i.e.*, mobile application storefronts such as the Apple App Store, which provides applications for the Apple iPhone and iPod Touch, or Google's Android Market for Android compatible phones).

Our North America net revenue, which was primarily generated in the United States, decreased by 16 percent to $2,025 million, or 55 percent of total net revenue in fiscal year 2010, as compared to $2,412 million, or 57 percent of total net revenue in fiscal year 2009 and as compared to $1,942 million, or 53 percent of total net revenue in fiscal year 2008. Internationally, we conduct business through our international headquarters in Switzerland and have wholly-owned subsidiaries throughout the world, including offices in Europe, Australia, Asia and Latin America. International net revenue (*i.e.*, net revenue derived from countries other than Canada and the United States) decreased by 10 percent to $1,629 million, or 45 percent of total net revenue in fiscal year 2010, as compared to $1,800 million, or 43 percent of total net revenue in fiscal year 2009 and as compared to $1,723 million, or 47 percent of total net revenue in fiscal year 2008.

The amounts of net revenue and long-lived assets attributable to each of our geographic regions for each of the last three fiscal years are set forth in Note 17 of the Notes to Consolidated Financial Statements, included in Item 8 of this report.

In fiscal years 2010 and 2009, no titles accounted for 10 percent or more of our total net revenue. In fiscal year 2008, sales of *Rock Band*, distributed for three platforms, represented approximately 10 percent of our total net revenue.

We were initially incorporated in California in 1982. In September 1991, we reincorporated under the laws of Delaware. Our principal executive offices are located at 209 Redwood Shores Parkway, Redwood City, California 94065 and our telephone number is (650) 628-1500.

Significant Business Developments in Fiscal 2010

Acquisition of Playfish Limited

On November 9, 2009, we acquired all of the outstanding shares of Playfish Limited ("Playfish™") for an aggregate purchase price of approximately $308 million in cash and equity. In addition, we may be required to pay additional variable cash consideration that is contingent upon the achievement of certain performance milestones through December 31, 2011. This additional consideration is limited to a maximum of $100 million. Playfish is a developer of free-to-play social games that can be played on social networking platforms and generates revenue through sales of digital content and Internet-based advertising.

Fiscal 2010 Restructuring Plan

In fiscal year 2010, we announced details of a restructuring plan to narrow our product portfolio to provide greater focus on titles with higher margin opportunities. Under this plan, we reduced our workforce by approximately 1,200 employees and have been (1) consolidating or closing various facilities, (2) eliminating certain titles, and (3) incurring IT and other costs to assist in reorganizing certain activities. The majority of these actions were completed by March 31, 2010.

Employee Stock Option Exchange Program

On October 21, 2009, we launched a voluntary Employee Stock Option Exchange Program ("Exchange Program") to permit our eligible employees to exchange outstanding eligible options for a lesser number of restricted stock units, shares of restricted stock (in Canada only), or new options (in China only) to be granted under our 2000 Equity Incentive Plan (the "Equity Plan"). The Exchange Program offer period began on October 21, 2009 and ended on November 18, 2009.

Options eligible for the Exchange Program were those options granted prior to October 21, 2008, that had an exercise price per share greater than $28.18, which was the 52-week high trading price of our common stock measured as of the start date of the Exchange Program, as reported on the NASDAQ Global Select Market.

The Exchange Program resulted in options to purchase approximately 16,561,000 shares of our common stock being exchanged for restricted stock units to acquire approximately 4,996,000 shares, approximately 923,000 shares of restricted stock awards and new options to purchase approximately 18,000 shares.

Redwood Shores Headquarters Facilities Purchase

On July 13, 2009, we purchased our Redwood Shores headquarters facilities concurrent with the expiration and extinguishment of the lessor's financing agreements. These facilities were subject to lease obligations to non-affiliated parties, which expired in July 2009, and had previously been accounted for as operating leases. The total amount paid under the terms of the leases was $247 million, of which $233 million related to the purchase price of the facilities and $14 million was for the loss on our lease obligation. Subsequent to our purchase, we classified the facilities on our Consolidated Balance Sheet as property and equipment, net and depreciate the facilities acquired, excluding the land, on a straight-line basis over the estimated useful lives.

Our Operating Structure

We are organized into three Labels (EA Games, EA SPORTS and EA Play), our EA Interactive organization (EA Mobile, Pogo and Playfish) and our Global Publishing Organization. Each Label and EA Interactive operates globally with dedicated game development and marketing teams. Global Publishing operates in three regions — North America, Europe and Asia — and is responsible for a number of business functions such as: strategic planning, field marketing, sales, distribution, operations, product certification, quality assurance, motion capture, art outsourcing and localization within the local markets in which we operate.

EA Games Label

The EA Games Label is home to the largest number of our studios and development teams, which together create an expansive and diverse portfolio of games marketed under the EA brand in categories such as action-adventure, role playing, racing and first-person shooter games. The EA Games portfolio is comprised primarily of wholly-owned properties and includes several established franchises such as Need for Speed, Battlefield, Mass Effect and Dead Space. In addition, EA Games has recently launched new franchises including Dante's Inferno and Dragon Age, and has additional titles in development. In addition to traditional packaged goods games, EA Games also develops massively-multiplayer online role-playing games which are persistent state virtual worlds where thousands of other players can interact with one another ("MMOs"). Examples of MMOs include *Warhammer® Online: Age of Reckoning®* and *Star Wars™: The Old Republic™*, which is in development at our BioWare Austin Studio, in collaboration with LucasArts. EA Games titles are developed primarily at the following EA studios: BioWare (Edmonton, Canada, Austin, Texas, and Montreal, Canada), Criterion (Guildford, England), DICE (Stockholm, Sweden), EA Los Angeles, EA Montreal, Visceral (Redwood City, California), EA Mythic (Fairfax, Virginia), and EA Canada (Burnaby, Canada).

EA Games also includes the EA Partners group, which contracts with external game developers and third party companies, to provide these partners with a variety of services including development assistance, publishing, and distribution of their games.

EA SPORTS Label

The EA SPORTS Label brings together a collection of sports-based video games marketed under the EA SPORTS brand. EA SPORTS games range from simulated sports titles with realistic graphics based on real-world sports leagues, players, events and venues to more casual games with arcade-style gameplay and graphics. We seek to release new iterations of many of our EA SPORTS titles annually in connection with the commencement of a sports league's season or a major sporting event when appropriate. Our EA SPORTS franchises include FIFA Soccer, Madden NFL Football, Fight Night, NBA Live, NCAA Football, Tiger Woods PGA Tour, and NHL Hockey. EA SPORTS games are developed primarily at our EA Canada and our EA Tiburon studio located in Orlando, Florida.

EA Play Label

The EA Play Label is focused on creating compelling games for a mass audience of core and non-core gamers alike. EA Play games are intended to be easily accessible for people of all ages, and to inspire fun and creativity. Many EA Play games only require a minimal time commitment to learn, play and enjoy. EA Play Label products include (1) wholly-owned franchises such as The Sims, MySims, and Spore and (2) games published under licenses such as Harry Potter under license from Warner Bros., and video games based on Hasbro board games and toys. We have a long-term strategic agreement with Hasbro, which provides us with the exclusive worldwide rights to create digital games for all major platforms based on most of Hasbro's toy and game intellectual properties, including LITTLEST PET SHOP™, MONOPOLY™, SCRABBLE™ (United States and Canada only), TRIVIAL PURSUIT™, NERF™, and RISK™ (excluding Italy). A number of products under this agreement have been released in fiscal years 2009 and 2010 and we plan to release additional products based on Hasbro toy and game brands in fiscal year 2011. Our EA Play Label oversees internal studios and development teams located in California, United States, Utah, United States, Montreal, Canada and Guildford, England, and works with third party developers.

EA Interactive

EA Interactive reports into our Global Publishing Organization and is focused wholly on interactive games for play on the Internet and mobile devices. EA Interactive is comprised of EA Mobile, Pogo and Playfish.

- *EA Mobile.* Through EA Mobile, we are a leading global publisher of games for mobile devices. Our customers purchase and download our games through a mobile carrier's branded e-commerce service and mobile application storefronts accessed directly from their mobile devices. EA Mobile develops games for mobile devices internally at studios located in Canada, Romania, Australia, India, and Korea. We also contract with third parties located in the United States, United Kingdom, Singapore, and China to develop games that will be produced by EA Mobile. Our focus is on producing high-quality, branded titles — ranging from core to casual — with variations of the same game for compatibility across the multitude of geographies, carriers, and mobile devices, including the Apple iPhone and iPad.

- *Pogo.* Through our Pogo online service, we offer casual games such as card, puzzle and word games. We had approximately 1.6 million paying Club Pogo subscribers as of March 31, 2010. In addition to paid subscriptions, Pogo also generates revenue through Internet-based advertising and sales of digital content.

- *Playfish.* Through Playfish we offer free-to-play social games including *Restaurant City, Pet Society, Country Story,* and *Gangster City,* that can be played on social networking platforms such as Facebook, MySpace, Google, Bebo, iPhone, and Android. As of March 31, 2010, we had approximately 46 million monthly active players across Playfish's 11 titles. Playfish generates revenue through sales of digital content and Internet-based advertising.

Global Publishing Organization

Global Publishing is responsible for the distribution, sales and marketing of our products (including strategic planning, operations, and manufacturing functions), and for centralized development and global online services in support of our Labels (such as product certification, quality assurance, motion capture, art outsourcing and localization within the local markets in which we operate).

Distribution, Sales and Marketing. Our global sales network allows us to market, publish and distribute games for all Labels throughout the world. Our North America publishing organization is headquartered in Redwood City, California. We have local offices in several states including Arkansas, Minnesota and Texas, among others. We also have a distribution center in Kentucky. Our international publishing operations are headquartered in Geneva, Switzerland, with offices throughout Europe, Australia, Asia and Latin America. We also use third party providers in Europe including Germany, Switzerland, and the United Kingdom, for our warehousing needs. Marketing activities primarily focus on television and online advertising, print advertising, retail merchandising, website development, event sponsorship, and trade shows.

Central Development and Global Online Services. Our Central Development Services group provides development services to our Labels, such as product localization, quality assurance and certification, motion capture, art outsourcing and media mastering. By grouping these services together within a single, centralized organization, we expect to continue to achieve efficiencies, while improving the overall quality of our games by providing more sophisticated and robust services than any of our Labels could sustain on its own. Key components of Central Development Services' strategy are outsourcing to third parties and moving work offshore to lower-cost markets. Our Global Online Services group builds online development that enables our Labels to sell games and services directly to our customers.

Competition

We compete with other video game companies for the leisure time and discretionary spending of consumers, as well as with other providers of different forms of entertainment, such as motion pictures, television, social networking, online casual entertainment and music. Our competitors vary in size from very small companies with limited resources to very large, diversified corporations with global operations and greater financial resources than ours.

We also face competition from other video game companies and large media companies to obtain license agreements for the right to use some of the intellectual property included in our products. Some of these content licenses are controlled by the diversified media companies, which, in some cases, have decided to publish their own games based on popular entertainment properties that they control, rather than licensing the content to a video game company such as us.

Competition in Sales of Packaged Goods

The packaged goods video game business is characterized by the frequent launch of new games, which may be sequels of popular game franchises, or newly introduced game concepts. There is also rapid technological innovation in the packaged goods game business as competing companies continually improve their use of the powerful platforms on which games are designed to run, and extend the game experience through additional content and online services (such as matchmaking and multiplayer functionality). Competition is also based on product quality and features, timing of product releases, brand-name recognition, availability and quality of in-game content, access to distribution channels, effectiveness of marketing and price.

For sales of packaged goods, we compete directly with Sony, Microsoft and Nintendo, each of which develop and publish software for their respective console platforms. We also compete with numerous companies which, like us, develop and publish video games that operate on these consoles and on PCs and handheld game players. These competitors include Activision Blizzard, Atari, Capcom, Koei, Konami, LucasArts, Namco, Sega, Take-Two Interactive, THQ and Ubisoft. Diversified media companies such as Fox, Disney, Time Warner and Viacom are also expanding their software game publishing efforts.

We also see a change in retail sales patterns which decreases our ability to derive revenue from "catalog sales" (sales of games in the periods following the launch quarter). Currently, many console games experience sales cycles that are shorter than in the past. To mitigate this trend, we offer our consumers new direct-to-consumer services such as additional content to further enhance the gaming experience and extend the time that consumers play our games after their initial purchase.

Competition in Games for Mobile Devices

The mobile entertainment applications market segment, for which we develop and publish games for mobile devices, is characterized by frequent product introductions, rapidly emerging new mobile platforms, new technologies, and new mobile application storefronts. As the penetration of mobile devices that feature fully-functional browsers and additional gaming capabilities continues to deepen, the demand for applications continues to increase and as there are more mobile application storefronts through which developers can offer products, we expect new competitors to enter the market and existing competitors to allocate more resources to develop and market competing applications. As a result, we expect competition in the mobile entertainment market to intensify.

Current and potential competitors in the mobile entertainment applications market include major media companies, traditional video game publishing companies, mobile carriers, mobile software providers and other companies that specialize in mobile entertainment applications. We also compete with mobile content aggregators, who pool applications from multiple developers (and sometimes publishers) and offer them to carriers or through other sales channels. In addition, new and existing competitors are offering mobile entertainment applications on a free download, ad-supported basis. Currently, we consider our primary competitors in the mobile entertainment applications market to be Capcom Mobile, Gameloft, Glu Mobile, Namco, and PopCap.

Competition in Online Gaming Services

The online (*i.e.*, Internet-based) games market is characterized by frequent product introductions, new and evolving business models and new platforms. As the proportion of households with a broadband connection continues to grow, we expect new competitors to enter the market and existing competitors to allocate more resources toward developing online games services. As a result, we expect competition in the online game services market to intensify.

Our current and potential competitors in the online games market include major media companies, traditional video game publishing companies, and companies that specialize in online games including social networking game companies. In the massively multiplayer online game business, our competitors include Activision Blizzard, Atari, NC Soft, and Sony. Competing providers of other kinds of online games include AOL, Big Fish, MSN, Nexon, Popcap, Real, Yahoo!, and Zynga and other providers of games on social networking platforms such as Facebook.

Intellectual Property

Like other entertainment companies, our business is significantly based on the creation, acquisition, exploitation and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology, and other technology and trade secrets that we use to develop our games and to make them run properly. Other intellectual property is in the form of audio-visual elements that consumers can see, hear and interact with when they are playing our games — we call this form of intellectual property "content."

We develop products from wholly-owned intellectual properties we create within our own studios. We also acquire the rights to include proprietary intellectual property in our products through acquisitions. In addition, we obtain content and intellectual property through licenses and service agreements such as those with sports leagues and players' associations, movie studios and performing talent, authors and literary publishers, music labels, music publishers and musicians. These agreements typically limit our use of the licensed rights in products for specific time periods. In addition, our products that play on game consoles, handhelds and mobile devices include technology that is owned by the console or mobile device manufacturer and licensed non-exclusively to us for use. We also license technology from providers other than console and mobile device manufacturers. While we may have renewal rights for some licenses, our business and the justification for the development of many of our products is dependent on our ability to continue to obtain the intellectual property rights from the owners of these rights on reasonable terms and at reasonable rates.

We actively engage in enforcement and other activities to protect our intellectual property. We typically own the copyright to the software code, as well as the brand or title name trademark under which our products are marketed. We register copyrights and trademarks in the United States and other countries as appropriate.

As with other forms of entertainment, our products are susceptible to unauthorized copying and piracy. We typically distribute our PC products using copy protection technology, digital rights management technology or other technological protection measures to prevent piracy and the use of unauthorized copies of our products. In addition, console manufacturers typically incorporate technological protections and other security measures in their consoles in an effort to prevent the use of unlicensed product. We are actively engaged in enforcement and other activities to protect against unauthorized copying and piracy, including monitoring online channels for distribution of pirated copies, and participating in various industry-wide enforcement initiatives, education programs and legislative activity around the world.

Significant Relationships

Console Manufacturers

Sony. Under the terms of agreements we have entered into with Sony Computer Entertainment Inc. and its affiliates, we are authorized to develop and distribute disk-based software products and online content compatible with the PlayStation 2, PLAYSTATION 3 and PSP. Pursuant to these agreements, we engage Sony to supply PlayStation 2, PLAYSTATION 3 and PSP disks for our products.

Microsoft. Under the terms of agreements we have entered into with Microsoft Corporation and its affiliates, we are authorized to develop and distribute DVD-based software products and online content compatible with the Xbox 360.

Nintendo. Under the terms of agreements we have entered into with Nintendo Co., Ltd. and its affiliates, we are authorized to develop and distribute proprietary optical format disk products and cartridges compatible with the Wii and the Nintendo DS. Pursuant to these agreements, we engage Nintendo to supply Wii proprietary optical format disk products and Nintendo DS cartridges for our products.

Under the agreements with each of Sony, Microsoft and Nintendo, we are provided with the non-exclusive right to use, for a fixed term and in a designated territory, technology that is owned by the console manufacturer in order to publish our games on such platform. Our transactions are made pursuant to individual purchase orders, which are accepted on a case-by case basis by Sony, Microsoft or Nintendo, as the case may be, and there are no minimum purchase requirements under the agreements. Many key commercial terms of our relationships with Sony, Microsoft and Nintendo — such as manufacturing terms, delivery times and approval conditions — are determined unilaterally, and, are subject to change, by the console manufacturers. We pay the console manufacturers a per unit royalty for each unit manufactured or for revenue from downloaded content.

As each platform license expires, if we intend to continue publishing games on such platform, we must enter into a new agreement or an amendment with the licensor to extend the term of the agreement. Certain agreements, such as the licenses with Sony for the PLAYSTATION 3 and with Microsoft for the Xbox 360, automatically renew for a specified period unless either party gives notice by the applicable date that it intends to terminate the agreement.

The platform license agreements also require us to indemnify the manufacturers with respect to all loss, liability and expense resulting from any claim against the manufacturer involving the development, marketing, sale, or use of our games, including any claims for copyright or trademark infringement brought against the manufacturer. Each platform license may be terminated by the manufacturer if a breach or default by us is not cured after we receive written notice from the manufacturer, or if we become insolvent.

Retailers

The console, handheld and PC games that we publish are made available to consumers as packaged goods (usually in Blu-ray Disc, CD, DVD, cartridge or Universal Media Disc format) that are typically sold at retailers (including online retailers, such as Amazon). In North America and Europe, our largest markets, we sell these packaged goods products primarily to retailers, including mass market retailers (such as Wal-Mart), electronics specialty stores (such as Best Buy) or game software specialty stores (such as GameStop). Many of our products and related content (such as booster packs, expansion packs and smaller pieces of game content) can also be purchased over the Internet through digital download or through mobile application storefronts accessed directly from videogame consoles or mobile devices.

We generated approximately 75 percent of our North America net revenue from direct sales to retailers in fiscal year 2010, with the remaining net revenue being generated through a limited number of specialized and regional distributors in markets where we believe direct sales would not be economical. We had direct sales to GameStop Corp. which represented approximately 16 percent, 14 percent and 13 percent of total net revenue in fiscal years 2010, 2009 and 2008, respectively. We also had direct sales to Wal-Mart Stores, Inc. which represented approximately 12 percent, 14 percent and 12 percent of total net revenue in fiscal years 2010, 2009 and 2008, respectively. We sell our products to GameStop and Wal-Mart pursuant to numerous and frequent individual purchase orders, which contain delivery and pricing terms. There is no commitment by either GameStop or Wal-Mart to purchase or for us to sell to either GameStop or Wal-Mart, any minimum level of product.

Mobile Carriers

We have agreements to distribute our mobile applications through more than 320 carriers in over 55 countries. Our customers download our applications to their mobile devices and their mobile carrier invoices them either a one-time or monthly subscription fee. Our carrier distribution agreements establish the fees to be retained by the carrier for distributing our applications. These arrangements are typically terminable on short notice. The agreements generally do not obligate the carriers to market or distribute any of our applications.

Content Licensors

Many of our products are based on or incorporate content and trademarks owned by others. For example, our products include rights licensed from third parties, including major movie studios, publishers, artists, authors, celebrities, traditional game and toy companies, athletes and the major sports leagues and players' associations.

EA Partners

Through our EA Partners group, we team with external game developers and third party companies, to provide these partners with a variety of services including development assistance, publishing, and distribution. For example, through agreements with Crytek and Harmonix, a subsidiary of Viacom, we plan to release *Crysis 2,* and have released *The Beatles: Rock Band,* respectively. Additionally, we have a development agreement with Epic Games for our upcoming release of *Bulletstorm.*

Inventory, Working Capital, Backlog, Manufacturing and Suppliers

We manage inventory by communicating with our customers prior to the release of our products, and then using our industry experience to forecast demand on a product-by-product and territory-by-territory basis. Historically, we have experienced high turnover of our products, and the lead times on re-orders of our products are generally two to three weeks. Further, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," we have practices in place with our customers (such as stock balancing and price protection) that reduce product returns.

We typically ship orders immediately upon receipt. To the extent that any backlog may or may not exist at the end of a reporting period, it would be an unreliable indicator of future results of any period.

In many instances, we are able to acquire materials on a volume-discount basis. We have multiple potential sources of supply for most materials, except for the disk or cartridge component of our PLAYSTATION 3, PlayStation 2, PSP, Wii and Nintendo DS products.

Seasonality

Our business is highly seasonal. We have historically experienced our highest sales volume in the holiday season quarter ending in December and a seasonal low in sales volume in the quarter ending in June. While our sales generally follow this seasonal trend, there can be no assurance that this trend will continue. In addition, we defer the recognition of a significant amount of net revenue related to our online-enabled packaged goods and digital content over an extended period of time (generally six months). As a result, the quarter in which we generate the highest sales volume may be different than the quarter in which we recognize the highest amount of net revenue. Our results can also vary based on a number of factors, including title release dates, consumer demand for our products, shipment schedules and our revenue recognition policies.

Employees

As of March 31, 2010, we had approximately 7,800 regular, full-time employees, over 4,600 of whom were outside the United States. We believe that our ability to attract and retain qualified employees is a critical factor in the successful development of our products and that our future success will depend, in large measure, on our ability to continue to attract and retain qualified employees. Approximately 3 percent of our employees, all of whom work for DICE, our Swedish development studio, are represented by a union.

Executive Officers

The following table sets forth information regarding our executive officers as of May 28, 2010:

Name	Age	Position
John S. Riccitiello	50	Chief Executive Officer
John Schappert	39	Chief Operating Officer
Eric F. Brown	44	Executive Vice President, Chief Financial Officer
Frank D. Gibeau	41	President, EA Games Label
Peter R. Moore	55	President, EA SPORTS Label
Rodney Humble	44	Executive Vice President, EA Play Label
Nancy Smith	57	Executive Vice President, Global Publishing
Joel Linzner	58	Executive Vice President, Business and Legal Affairs
Gabrielle Toledano	43	Executive Vice President, Human Resources and Facilities
Kenneth A. Barker	43	Senior Vice President, Chief Accounting Officer
Stephen G. Bené	46	Senior Vice President, General Counsel and Corporate Secretary

Mr. Riccitiello has served as Chief Executive Officer and a Director of Electronic Arts since April 2007. Prior to re-joining Electronic Arts, he was a co-founder and Managing Partner at Elevation Partners, a private equity fund. From October 1997 to April 2004, he served as President and Chief Operating Officer of Electronic Arts. Prior to joining Electronic Arts, Mr. Riccitiello served as President and Chief Executive Officer of the worldwide bakery division at Sara Lee Corporation. Before joining Sara Lee, he served as President and Chief Executive Officer of Wilson Sporting Goods Co. and has also held executive management positions at Haagen-Dazs, PepsiCo, Inc. and The Clorox Company. Mr. Riccitiello holds a B.S. degree from the University of California, Berkeley. Mr. Riccitiello served as a director of Hyperion Solutions Corporation from July 2002 to April 2007. He serves on the Board of Directors of the UC Berkeley Haas School of Business and on the Board of Councilors of the USC School of Cinematic Arts.

Mr. Schappert has served as Chief Operating Officer of Electronic Arts since July 2009. Prior to re-joining Electronic Arts, he served as Corporate Vice President of Microsoft Interactive Entertainment Business, responsible for their Xbox LIVE and Microsoft Game Studios businesses. From November 2006 to July 2007, Mr. Schappert served as Senior Vice President, Chief Operating Officer, Worldwide Studios of Electronic Arts. Prior to this, Mr. Schappert served as Senior Vice President, Group General Manager, Worldwide Studios of EA from January 2003 to October 2006, Vice President, General Manager of EA Canada from July 2002 to January 2003, and Vice President, General Manager of EA Tiburon from April 1998 to July 2002. Mr. Schappert founded Tiburon Entertainment in 1994, which was acquired by Electronic Arts in 1998.

Mr. Brown has served as Executive Vice President, Chief Financial Officer since April 2008. Prior to joining Electronic Arts, he served as Chief Operating Officer and Chief Financial Officer of McAfee, Inc., a security technology company from March 2006 until March 2008. From January 2005 until March 2006, Mr. Brown was McAfee's Executive Vice President and Chief Financial Officer. Mr. Brown served as President and Chief Financial Officer of MicroStrategy Incorporated, a business intelligence software provider, from 2000 until 2004. Mr. Brown received an M.B.A. from the Sloan School of Management of the Massachusetts Institute of Technology and a B.S. in Chemistry from the Massachusetts Institute of Technology.

Mr. Gibeau was named President, EA Games Label in June 2007. Prior to that time, he had served as Executive Vice President, General Manager, North America Publishing beginning in September 2005. From 2002 until September 2005, he was Senior Vice President of North American Marketing. Mr. Gibeau has held various publishing positions since joining the company in 1991. Mr. Gibeau holds a B.S. degree from the University of Southern California and an M.B.A. from Santa Clara University.

Mr. Moore was named President, EA SPORTS, in September 2007. From January 2003 until he joined Electronic Arts, Mr. Moore was with Microsoft where he served as head of Xbox marketing and was later named as Corporate Vice President, Interactive Entertainment Business, Entertainment and Devices Division, a position in which he led both the Xbox and Games for Windows businesses. Prior to joining Microsoft, Mr. Moore was President and Chief Operating Officer of SEGA of America, where he was responsible for overseeing SEGA's video game business in North America. Before joining SEGA, Mr. Moore was Senior Vice President of Marketing at Reebok International Ltd. Mr. Moore holds a bachelor's degree from Keele University, United Kingdom, and a Master's degree from California State University, Long Beach.

Mr. Humble was named Executive Vice President, EA Play Label in November 2008. Mr. Humble joined Electronic Arts in October 2004, where he served as Executive Producer of The Sims studio before becoming Vice President in February 2006. Mr. Humble was promoted to Senior Vice President of The Sims studio in August 2007 and Executive Vice President of The Sims studio in September 2008. Prior to joining Electronic Arts, Mr. Humble was the Vice President of Product Development at Sony Online Entertainment from 2000 to 2004. From 1997 to 2000, he served as Chief Executive Officer of Harmless Games, an independent games company that he co-owned. From 1995 to 1997, Mr. Humble served as Executive Producer at Virgin Interactive and from 1990 to 1995 he served as Executive Producer at Gametek.

Ms. Smith was named Executive Vice President, Global Publishing in February 2010. From November 2008 until February 2010, Ms. Smith served Electronic Arts in a variety of capacities. From September 2005 until November 2008, she led The Sims Label, first as Executive Vice President and General Manager of The Sims Franchise, and then as President of The Sims Label. From March 1998 until September 2005, she served as Executive Vice President and General Manager, North American Publishing. From October 1996 to March 1998, Ms. Smith served as Executive Vice President, North American Sales. She held the position of Senior Vice President, North American Sales and Distribution from July 1993 to October 1996 and Vice President Sales from 1988 to 1993. From 1984 to 1988, Ms. Smith served as Western Regional Sales Manager and National Sales Manager. Ms. Smith holds a B.S. degree in management and organizational behavior from the University of San Francisco.

Mr. Linzner has served as Executive Vice President, Business and Legal Affairs since March 2005. From April 2004 to March 2005, he served as Senior Vice President, Business and Legal Affairs. From October 2002 to April 2004, Mr. Linzner held the position of Senior Vice President of Worldwide Business Affairs and from July 1999 to October 2002, he held the position of Vice President of Worldwide Business Affairs. Prior to joining Electronic Arts in July 1999, Mr. Linzner served as outside litigation counsel to Electronic Arts and several other companies in the video game industry. Mr. Linzner earned his J.D. from Boalt Hall at the University of California, Berkeley, after graduating from Brandeis University. He is a member of the Bar of the State of California and is admitted to practice in the United States Supreme Court, the Ninth Circuit Court of Appeals and several United States District Courts.

Ms. Toledano has served as Executive Vice President, Human Resources and Facilities since April 2007. From February 2006 to April 2007, Ms. Toledano held the position of Senior Vice President, Human Resources and Facilities. Prior to joining Electronic Arts, Ms. Toledano worked at Siebel Systems, Inc. from July 2002 to February 2006 where she held a number of positions, including Senior Vice President of Human Resources. From September 2000 to June 2002, she served as Senior Director of Human Resources for Microsoft Corporation, and from September 1998 until September 2000, she served as Director of Human Resources and Recruiting for Microsoft. Ms. Toledano earned both her undergraduate degree in Humanities and her graduate degree in Education from Stanford University. Ms Toledano also serves on the Board of Directors of the Society of HR Management.

Mr. Barker has served as Senior Vice President, Chief Accounting Officer since April 2006. From June 2003 to April 2006, Mr. Barker held the position of Vice President, Chief Accounting Officer. Prior to joining Electronic Arts, Mr. Barker was employed at Sun Microsystems, Inc., as Vice President and Corporate Controller from October 2002 to June 2003 and Assistant Corporate Controller from April 2000 to September 2002. Prior to that, he was an audit partner at Deloitte. Mr. Barker graduated from the University of Notre Dame with a B.A. degree in Accounting.

Mr. Bené has served as Senior Vice President, General Counsel and Corporate Secretary since October 2004. From April 2004 to October 2004, Mr. Bené held the position of Vice President, Acting General Counsel and Corporate Secretary, and from June 2003 to April 2004, he held the position of Vice President and Associate General Counsel. Prior to June 2003, Mr. Bené had served as internal legal counsel since joining EA in March 1995. Mr. Bené earned his J.D. from Stanford Law School, and received his B.S. in Mechanical Engineering from Rice University. Mr. Bené is a member of the Bar of the State of California.

Investor Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended, are available free of charge on the Investor Relations section of our website at http://investor.ea.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Except as expressly set forth in this Form 10-K annual report, the contents of our website are not incorporated into, or otherwise to be regarded as part of this report.

Item 1A: ***Risk Factors***

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occurs, our business and financial performance could be harmed, our actual results could differ materially from our expectations and the market value of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may harm our business and financial performance.

Our business is highly dependent on the success and availability of video game hardware systems manufactured by third parties, as well as our ability to develop commercially successful products for these systems.

We derive most of our revenue from the sale of products for play on video game hardware systems (which we also refer to as "platforms") manufactured by third parties, such as Sony's PLAYSTATION 3, Microsoft's Xbox 360 and Nintendo's Wii. The success of our business is driven in large part by the commercial success and adequate supply of these video game hardware systems, our ability to accurately predict which systems will be successful in the marketplace, and our ability to develop commercially successful products for these systems. We must make product development decisions and commit significant resources well in advance of anticipated product ship dates. A platform for which we are developing products may not succeed or may have a shorter life cycle than anticipated. If consumer demand for the systems for which we are developing products is lower than our expectations, our revenue will suffer, we may be unable to fully recover the investments we have made in developing our products, and our financial performance will be harmed. Alternatively, a system for which we have not devoted significant resources could be more successful than we had initially anticipated, causing us to miss out on meaningful revenue opportunities.

If we do not consistently meet our product development schedules, our operating results will be adversely affected.

Our business is highly seasonal, with the highest levels of consumer demand and a significant percentage of our sales occurring in the December quarter. In addition, we seek to release many of our products in conjunction with specific events, such as the release of a related movie or the beginning of a sports season or major sporting event. If we miss these key selling periods for any reason, including product delays or delayed introduction of a new platform for which we have developed products, our sales will suffer disproportionately. Likewise, if a key event to which our product release schedule is tied were to be delayed or cancelled, our sales would also suffer disproportionately. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the coordination of large and sometimes geographically dispersed development teams required by the increasing complexity of our products and the platforms for which they are developed, and the need to fine-tune our products prior to their release. We have experienced development delays for our products in the past, which caused us to push back release dates. In the future, any failure to meet anticipated production or release schedules would likely result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development expense, harm our profitability, and cause our operating results to be materially different than anticipated.

Our business is intensely competitive and "hit" driven. If we do not deliver "hit" products and services or if consumers prefer our competitors' products or services over our own, our operating results could suffer.

Competition in our industry is intense and we expect new competitors to continue to emerge in the United States and abroad. While many new products and services are regularly introduced, only a relatively small number of "hit" titles accounts for a significant portion of total revenue in our industry. We find that driving "hit" titles often requires large marketing budgets and media spend. We may not recover the investments that we make in marketing and advertising on certain products and that could harm our profitability. Hit products or services offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products and services to fall below expectations. If our competitors develop and market more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition (such as pay-for-play or subscription-based models), or if we do not continue to develop consistently high-quality and well-received products and services, our revenue, margins, and profitability will decline.

Our adoption of new business models could fail to produce our desired financial returns

We are actively seeking to monetize the game properties that we publish through a variety of new platforms and business models, including online distribution, micro-transactions, and subscription services. Forecasting our revenues and profitability for these new business models is inherently uncertain and volatile. Our actual revenues and profits for these businesses may be significantly greater or less than our forecasts. Additionally, these new business models could fail for one or more of our titles, resulting in the loss of our investment in the development and infrastructure needed to support these new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

If our marketing and advertising efforts fail to resonate with our customers, our business and operating results could be adversely affected.

Our products are marketed worldwide through a diverse spectrum of advertising and promotional programs such as television and online advertising, print advertising, retail merchandising, website development and event sponsorship. Our ability to sell our products and services is dependent in part upon the success of these programs. If the marketing for our products and services fail to resonate with our customers, particularly during the critical holiday season or during other key selling periods, or if advertising rates or other media placement costs increase, these factors could have a material adverse impact on our business and operating results.

Uncertainty and adverse changes in the economy could have a material adverse impact on our business and operating results.

As a result of the national and global economic downturn, overall consumer spending has declined and retailers globally have taken a more conservative stance in ordering game inventory. The decrease in discretionary consumer spending contributed to the decline in the demand for our products during the 2009 holiday selling season. Continued economic distress, which may result in a further decrease in demand for our products, particularly during key product launch windows, could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase the risk of material losses on our investments, increase costs associated with developing and publishing our products, increase the cost and decrease the availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse impact on our financial condition and operating results. If we experience further deterioration in our market capitalization or our financial performance, we could be required to recognize significant impairment charges in future periods.

Our business is subject to currency fluctuations.

International sales are a fundamental part of our business. For the fiscal year ended March 31, 2010, international net revenue comprised 45 percent of our total net revenue. We expect international sales to continue to account for a significant portion of our total net revenue. Such sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales are primarily made in local currencies, which may fluctuate against the U.S. dollar. In addition, our foreign investments and our cash and cash equivalents denominated in foreign currencies are subject to currency fluctuations. We use foreign currency forward contracts to mitigate some foreign currency risk associated with foreign currency denominated monetary assets and liabilities (primarily certain intercompany receivables and payables) to a limited extent and foreign currency option contracts to hedge foreign currency forecasted transactions (primarily related to a portion of the revenue and expenses denominated in foreign currency generated by our operational subsidiaries). However, these activities are limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses. The disruption in the global financial markets has also impacted many of the financial institutions with which we do business. A sustained decline in the financial stability of financial institutions as a result of the disruption in the financial markets could negatively impact our treasury operations, including our ability to secure credit-worthy counterparties for our foreign currency hedging programs. Accordingly, our results of operations, including our reported net revenue, operating expenses and net income, and financial condition can be adversely affected by unfavorable foreign currency fluctuations, especially the Euro, British pound sterling and Canadian dollar.

Volatility in the capital markets may adversely impact the value of our investments and could cause us to recognize significant impairment charges in our operating results.

Our portfolio of short-term investments and marketable equity securities is subject to volatility in the capital markets and to national and international economic conditions. In particular, our international investments can be subject to fluctuations in foreign currency and our short-term investments are susceptible to changes in short-term interest rates. These investments are also impacted by declines in value attributable to the credit-worthiness of the issuer. From time to time, we may liquidate some or all of our short-term investments or marketable equity securities to fund operational needs or other activities, such as capital expenditures, strategic investments or business acquisitions, or for other purposes. If we were to liquidate these short-term investments at a time when they were worth less than what we had originally purchased them for, or if the obligor were unable to pay the full amount at maturity, we could incur a significant loss. Similarly, we hold marketable equity securities, which have been and may continue to be adversely impacted by price and trading volume volatility in the public stock markets. We could be required to recognize impairment charges on the securities held by us and/or we may realize losses on the sale of these securities, all of which could have an adverse effect on our financial condition and results of operations. For the fiscal year ended March 31, 2010, we recognized impairment charges of $26 million on our investment in The9.

The majority of our sales are made to a relatively small number of key customers. If these customers reduce their purchases of our products or become unable to pay for them, our business could be harmed.

During the fiscal year ended March 31, 2010, approximately 75 percent of our North American sales were made to our top ten customers. In Europe, our top ten customers accounted for approximately 48 percent of our sales in that territory during the fiscal year ended March 31, 2010. Worldwide, we had direct sales to two customers, GameStop Corp. and Wal-Mart Stores Inc., which represented approximately 16 percent and 12 percent, respectively, of total net revenue for the fiscal year ended March 31, 2010. As a result of the economic downturn, retailers globally continue to take a more conservative stance in ordering game inventory. Though our products are available to consumers through a variety of retailers, the concentration of our sales in one, or a few, large customers could lead to a short-term disruption in our sales if one or more of these customers significantly reduced their purchases or ceased to carry our products, and could make us more vulnerable to collection risk if one or more of these large customers became unable to pay for our products or declared bankruptcy. Additionally, our receivables from these large customers increase significantly in the December quarter as they make purchases in anticipation of the holiday selling season. Also, having such a large portion of our total net revenue concentrated in a few customers could reduce our negotiating leverage with these customers. If one or more of our key customers experience deterioration in their business, or become unable to obtain sufficient financing to maintain their operations, our business could be harmed.

Sales of used video game products could lower our sales of new video games.

Certain of our retail customers sell used video games. Used video game sales have been growing in North America, and are emerging in Europe. Used video games are generally priced lower than new video games and the margins on used games sales are generally greater for retailers than the margins on new game sales. We do not receive revenue from used video game sales. Sales of used video games may negatively impact our sales and profitability, and may continue to do so, to a greater or lesser extent, in the future.

Our industry is cyclical, driven by the periodic introduction of new video game hardware systems. As we continue to move through the current cycle, our industry growth may slow down and as a result, our operating results may be difficult to predict.

Video game hardware systems have historically had a life cycle of four to six years, which causes the video game software market to be cyclical as well. The current cycle began with Microsoft's launch of the Xbox 360 in 2005, and continued in 2006 when Sony and Nintendo launched their next-generation systems, the PLAYSTATION 3 and the Wii, respectively. Sales of software designed for these hardware systems represent the majority of our revenue, so our growth and success is highly correlated to sales of video game hardware systems. While there are indications that this current cycle may be extended longer than prior cycles — in part, due to the growth of online services and content, the greater graphic and processing power of the current generation hardware, and the introduction of new peripherals — growth in the installed base of the current generation of video game systems is likely to slow down in the coming years. This slow-down in sales of video game players may cause a corresponding slow-down in the growth of sales of video game software, which could significantly affect our operating results.

Technology changes rapidly in our business and if we fail to anticipate or successfully implement new technologies in our games, the quality, timeliness and competitiveness of our products and services will suffer.

Rapid technology changes in our industry require us to anticipate, sometimes years in advance, which technologies we must implement and take advantage of in order to make our products and services competitive in the market. Therefore, we usually start our product development with a range of technical development goals that we hope to be able to achieve. We may not be able to achieve these goals, or our competition may be able to achieve them more quickly and effectively than we can. In either case, our products and services may be technologically inferior to our competitors', less appealing to consumers, or both. If we cannot achieve our technology goals within the original development schedule of our products and services, then we may delay their release until these technology goals can be achieved, which may delay or reduce revenue and increase our development expenses. Alternatively, we may increase the resources employed in research and development in an attempt to accelerate our development of new technologies, either to preserve our product or service launch schedule or to keep up with our competition, which would increase our development expenses.

The video game hardware manufacturers are among our chief competitors and frequently control the manufacturing of and/or access to our video game products. If they do not approve our products, we will be unable to ship to our customers.

Our agreements with hardware licensors (such as Sony for the PLAYSTATION 3, Microsoft for the Xbox 360, and Nintendo for the Wii) typically give significant control to the licensor over the approval and manufacturing of our products, which could, in certain circumstances, leave us unable to get our products approved, manufactured and shipped to customers. These hardware licensors are also among our chief competitors. Generally, control of the approval and manufacturing process by the hardware licensors increases both our manufacturing lead times and costs as compared to those we can achieve independently. While we believe that our relationships with our hardware licensors are currently good, the potential for these licensors to delay or refuse to approve or manufacture our products exists. Such occurrences would harm our business and our financial performance.

We also require compatibility code and the consent of Sony, Microsoft and Nintendo in order to include online capabilities in our products for their respective platforms and to digitally distribute our products through their proprietary networks. As online capabilities for video game systems become more significant, Sony, Microsoft and Nintendo could restrict the manner in which we provide online capabilities for our products. They may also restrict the number of products that we may distribute digitally on their networks. If Sony, Microsoft or Nintendo refuse to approve our products with online capabilities, restrict our digital download offerings on their proprietary networks, or significantly impact the financial terms on which these services are offered to our customers, our business could be harmed.

The video game hardware manufacturers set the royalty rates and other fees that we must pay to publish games for their platforms, and therefore have significant influence on our costs. If one or more of these manufacturers change their fee structure, our profitability will be materially impacted.

In order to publish products for a video game system such as the Xbox 360, PLAYSTATION 3 or Wii, we must take a license from Microsoft, Sony and Nintendo, respectively, which gives these companies the opportunity to set the fee structure that we must pay in order to publish games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for online purchases of games, online gameplay and other new features for their consoles. The control that hardware manufacturers have over the fee structures for their platforms and online access could adversely impact our costs, profitability and margins. Because publishing products for video game systems is the largest portion of our business, any increase in fee structures would significantly harm our ability to generate profits.

If we are unable to maintain or acquire licenses to include intellectual property owned by others in our games, or to maintain or acquire the rights to publish or distribute games developed by others, we will sell fewer hit titles and our revenue, profitability and cash flows will decline. Competition for these licenses may make them more expensive and reduce our profitability.

Many of our products are based on or incorporate intellectual property owned by others. For example, our EA SPORTS products include rights licensed from major sports leagues and players' associations. Similarly, many of our other hit franchises, such as Harry Potter, are based on key film and literary licenses and our Hasbro products are based on a license for these key toy and game properties. In addition, some of our most successful products in fiscal years 2009 and 2010, the Rock Band and Left 4 Dead series, were products for which we have distribution rights. Competition for these licenses and rights is intense. If we are unable to maintain these licenses and rights or obtain additional licenses or rights with significant commercial value, our revenues, profitability and cash flows will decline significantly. Competition for these licenses may also drive up the advances, guarantees and royalties that we must pay to licensors and developers, which could significantly increase our costs and reduce our profitability.

Our business is subject to risks generally associated with the entertainment industry, any of which could significantly harm our operating results.

Our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of our games and the platforms on which they are played; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

If we do not continue to attract and retain key personnel, we will be unable to effectively conduct our business.

The market for technical, creative, marketing and other personnel essential to the development and marketing of our products and management of our businesses is extremely competitive. Our leading position within the interactive entertainment industry makes us a prime target for recruiting of executives and key creative talent. If we cannot successfully recruit and retain the employees we need, or replace key employees following their departure, our ability to develop and manage our business will be impaired.

Acquisitions, investments and other strategic transactions could result in operating difficulties, dilution to our investors and other negative consequences.

We have engaged in, evaluated, and expect to continue to engage in and evaluate, a wide array of potential strategic transactions, including (1) acquisitions of companies, businesses, intellectual properties, and other assets, (2) minority investments in strategic partners, and (3) investments in new interactive entertainment businesses (for example, online and mobile games). Any of these strategic transactions could be material to our financial condition and results of operations. Although we regularly search for opportunities to engage in strategic transactions, we may not be successful in identifying suitable opportunities. We may not be able to consummate potential acquisitions or investments or an acquisition or investment we do consummate may not enhance our business or may decrease rather than increase our earnings. The process of acquiring and integrating a company or business, or successfully exploiting acquired intellectual property or other assets, could divert a significant amount of resources, as well as our management's time and focus and may create unforeseen operating difficulties and expenditures, particularly for a large acquisition. Additional risks and variations of the foregoing risks we face include:

- The need to implement or remediate controls, procedures and policies appropriate for a public company in an acquired company that, prior to the acquisition, lacked these controls, procedures and policies,
- Cultural challenges associated with integrating employees from an acquired company or business into our organization,
- Retaining key employees and maintaining the key business and customer relationships of the businesses we acquire,
- The need to integrate an acquired company's accounting, management information, human resource and other administrative systems to permit effective management and timely reporting,
- The possibility that we will not discover important facts during due diligence that could have a material adverse impact on the value of the businesses we acquire,
- Potential impairment charges incurred to write down the carrying amount of intangible assets generated as a result of an acquisition,
- Litigation or other claims in connection with, or inheritance of claims or litigation risks as a result of, an acquisition, including claims from terminated employees, customers or other third parties,
- Significant accounting charges resulting from the completion and integration of a sizeable acquisition and increased capital expenditures,
- Significant acquisition-related accounting adjustments, particularly relating to an acquired company's deferred revenue, that may cause reported revenue and profits of the combined company to be lower than the sum of their stand-alone revenue and profits,
- The possibility that the combined company would not achieve the expected benefits, including any anticipated operating and product synergies, of the acquisition as quickly as anticipated,
- The possibility that the costs of, or operational difficulties arising from, an acquisition would be greater than anticipated,
- To the extent that we engage in strategic transactions outside of the United States, we face additional risks, including risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries, and
- The possibility that a change of control of a company we acquire triggers a termination of contractual or intellectual property rights important to the operation of its business.

Future acquisitions and investments could also involve the issuance of our equity and equity-linked securities (potentially diluting our existing stockholders), the incurrence of debt, contingent liabilities or amortization expenses, write-offs of goodwill, intangibles, or acquired in-process technology, or other increased cash and non-cash expenses, such as stock-based compensation. Any of the foregoing factors could harm our financial condition or prevent us from achieving improvements in our financial condition and operating performance that could have otherwise been achieved by us on a stand-alone basis. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments.

We may be subject to claims of infringement of third-party intellectual property rights, which could harm our business.

From time to time, third parties may assert claims against us relating to patents, copyrights, trademarks, personal publicity rights, or other intellectual property rights to technologies, products or delivery/payment methods that are important to our business. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. For example, we may be subject to intellectual property infringement claims from certain individuals and companies who have acquired patent portfolios for the sole purpose of asserting such claims against other companies. In addition, many of our products are highly realistic and feature materials that are based on real world examples, which may be the subject of intellectual property infringement claims of others. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require us to pay damages and other costs, stop selling the affected products, redesign those products to avoid infringement, or obtain a license, all of which could be costly and harm our business. In addition, many patents have been issued that may apply to potential new modes of delivering, playing or monetizing game software products and services, such as those that we produce or would like to offer in the future. We may discover that future opportunities to provide new and innovative modes of game play and game delivery to consumers may be precluded by existing patents that we are unable to license on reasonable terms.

From time to time we may become involved in other legal proceedings, which could adversely affect us.

We are currently, and from time to time in the future may become, subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, operating results, or financial condition.

Our business is subject to increasing regulation and the adoption of proposed legislation we oppose could negatively impact our business.

Legislation is continually being introduced in the United States at the local, state and federal levels for the establishment of government mandated rating requirements or restrictions on distribution of entertainment software based on content. To date, most courts that have ruled on such legislation have ruled in a manner favorable to the interactive entertainment industry. Other countries have adopted or are considering laws regulating or mandating ratings requirements on entertainment software content and certain foreign countries already allow government censorship of entertainment software products. Adoption of government ratings system or restrictions on distribution of entertainment software based on content could harm our business by limiting the products we are able to offer to our customers and compliance with new and possibly inconsistent regulations for different territories could be costly or delay the release of our products.

As we increase the online delivery of our products and services, we are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection and retention, content, advertising and information security have been adopted or are being considered for adoption by many countries throughout the world. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws or the application of these laws in an unanticipated manner, may harm our business.

Our products are subject to the threat of piracy and unauthorized copying.

Entertainment software piracy is a persistent problem in our industry. The growth in peer-to-peer networks and other channels to download pirated copies of our products, the increasing availability of broadband access to the internet and the proliferation of technology designed to circumvent the protection measures used with our products all have contributed to an expansion in piracy. Though we take technical steps to make the unauthorized copying of our products more difficult, as do the manufacturers of consoles on which our games are played, these efforts may not be successful in controlling the piracy of our products.

While legal protections exist to combat piracy, preventing and curbing infringement through enforcement of our intellectual property rights may be difficult, costly and time consuming, particularly in countries where laws are less protective of intellectual property rights. Further, the scope of the legal protection of copyright and prohibitions against the circumvention of technological protection measures to protect copyrighted works are often under scrutiny by courts and governing bodies. The repeal or weakening of laws intended to combat piracy, protect intellectual property and prohibit the circumvention of technological protection measures could make it more difficult for us to adequately protect against piracy. These factors could have a negative effect on our growth and profitability in the future.

If one or more of our titles were found to contain hidden, objectionable content, our business could suffer.

Throughout the history of our industry, many video games have been designed to include certain hidden content and gameplay features that are accessible through the use of in-game cheat codes or other technological means that are intended to enhance the gameplay experience. However, in several cases, hidden content or features have been found to be included in other publishers' products by an employee who was not authorized to do so or by an outside developer without the knowledge of the publisher. From time to time, some hidden content and features have contained profanity, graphic violence and sexually explicit or otherwise objectionable material. In a few cases, the Entertainment Software Ratings Board ("ESRB") has reacted to discoveries of hidden content and features by reviewing the rating that was originally assigned to the product, requiring the publisher to change the game packaging and/or fining the publisher. Retailers have on occasion reacted to the discovery of such hidden content by removing these games from their shelves, refusing to sell them, and demanding that their publishers accept them as product returns. Likewise, consumers have reacted to the revelation of hidden content by refusing to purchase such games, demanding refunds for games they have already purchased, and refraining from buying other games published by the company whose game contained the objectionable material.

We have implemented preventative measures designed to reduce the possibility of hidden, objectionable content from appearing in the video games we publish. Nonetheless, these preventative measures are subject to human error, circumvention, overriding, and reasonable resource constraints. In addition, to the extent we acquire a company without similar controls in place, the possibility of hidden, objectionable content appearing in video games developed by that company but for which we are ultimately responsible could increase. If a video game we published were found to contain hidden, objectionable content, the ESRB could demand that we recall a game and change its packaging to reflect a revised rating, retailers could refuse to sell it and demand we accept the return of any unsold copies or returns from customers, and consumers could refuse to buy it or demand that we refund their money. This could have a material negative impact on our operating results and financial condition. In addition, our reputation could be harmed, which could impact sales of other video games we sell. If any of these consequences were to occur, our business and financial performance could be significantly harmed.

If we ship defective products, our operating results could suffer.

Products such as ours are extremely complex software programs, and are difficult to develop, manufacture and distribute. We have quality controls in place to detect defects in the software, media and packaging of our products before they are released. Nonetheless, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in our products before they have been reproduced and released into the marketplace. In such an event, we could be required to recall a product, or we may find it necessary to voluntarily recall a product, and/or scrap defective inventory, which could significantly harm our business and operating results.

Breaches of our security measures and unintended disclosures of our intellectual property or our customer data could adversely affect our business.

We take measures to prevent our source code and other confidential information from unauthorized access. A security breach that results in the disclosure of our source code, other confidential assets, or pre-release software could lead to piracy of our software or otherwise compromise our product plans. When we conduct business online directly with consumers, we may be the victim of fraudulent transactions, including credit card fraud, which presents a risk to our revenues and potentially disrupts service to our customers. As we increase our online businesses, we are also collecting and storing an increasing amount of customer data, some of it personally identifiable information including credit card data. It is possible that our security controls over customer data may not prevent the improper disclosure of personally identifiable information. A security breach that leads to disclosure of customer account information (including personally identifiable information) could harm our reputation and subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. A resulting perception that our products or services do not adequately protect the privacy of personal information could result in a loss of current or potential customers for our online offerings that require the collection of customer data.

We may experience outages and disruptions of our online services if we fail to maintain adequate operational services and supporting infrastructure.

As we increase our online products and services, we expect to continue to invest in technology services, hardware and software, including data centers, network services, storage and database technologies, to support existing services and to introduce new products and services including websites, ecommerce capabilities, online game communities and online game play services. Creating the appropriate support for online business initiatives is expensive and complex, and could result in inefficiencies or operational failures, and increased vulnerability to cyber attacks, which could diminish the quality of our products, services, and user experience. Such failures could result in damage to our reputation and loss of current and potential users, subscribers, and advertisers which could harm our business.

Changes in our tax rates or exposure to additional tax liabilities could adversely affect our earnings and financial condition.

We are subject to income taxes in the United States and in various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain.

We are also required to estimate what our tax obligations will be in the future. Although we believe our tax estimates are reasonable, the estimation process and applicable laws are inherently uncertain, and our estimates are not binding on tax authorities. The tax laws' treatment of software and internet-based transactions is particularly uncertain and in some cases currently applicable tax laws are ill-suited to address these kinds of transactions. Apart from an adverse resolution of these uncertainties, our effective tax rate also could be adversely affected by our profit level, by changes in our business or changes in our structure resulting from the reorganization of our business and operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in applicable tax laws (in the United States or foreign jurisdictions), or changes in the valuation allowance for deferred tax assets, as well as other factors. In fiscal years 2009 and 2010, we recorded a valuation allowance against most of our U.S. deferred tax assets. We expect to provide a valuation allowance on future U.S. tax benefits until we can sustain a level of profitability or until other significant positive evidence arises that suggest that these benefits are more likely than not to be realized. Further, our tax determinations are regularly subject to audit by tax authorities and developments in those audits could adversely affect our income tax provision. Should our ultimate tax liability exceed our estimates, our income tax provision and net income or loss could be materially affected.

We incur certain tax expenses that do not decline proportionately with declines in our consolidated pre-tax income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.

We are also required to pay taxes other than income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and foreign jurisdictions. We are regularly under examination by tax authorities with respect to these non-income taxes. There can be no assurance that the outcomes from these examinations, changes in our business or changes in applicable tax rules will not have an adverse effect on our earnings and financial condition.

Furthermore, as we expand our international operations, adopt new products and new distribution models, implement changes to our operating structure or undertake intercompany transactions in light of changing tax laws, expiring rulings, acquisitions and our current and anticipated business and operational requirements, our tax expense could increase.

Our reported financial results could be adversely affected by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.

Our reported financial results are impacted by the accounting policies promulgated by the Securities and Exchange Commission ("SEC") and national accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. Policies affecting software revenue recognition have and could further significantly affect the way we account for revenue related to our products and services. We recognize all of the revenue from bundled sales (*i.e.*, packaged goods video games that include an online service component) on a deferred basis over an estimated online service period, which we generally estimate to be six months beginning in the month after shipment. As we increase our downloadable content and add new features to our online service, our estimate of the online service period may change and we could be required to recognize revenue over a longer period of time. We expect that a significant portion of our games will be online-enabled in the future and we could be required to recognize the related revenue over an extended period of time rather than at the time of sale. In addition, our adoption of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, *Business Combinations*, has had a material impact on our Consolidated Financial Statements for material acquisitions consummated after March 28, 2009. As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenue and taxes, could have a significant adverse effect on our reported results although not necessarily on our cash flows.

We rely on business partners in many areas of our business and our business may be harmed if they are unable to honor their obligations to us.

We rely on various business partners, including third-party service providers, vendors, licensing partners, development partners, and licensees, among others, in many areas of our business. In many cases, these third parties are given access to sensitive and proprietary information in order to provide services and support to our teams. These third parties may misappropriate our information and engage in unauthorized use of it. The failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, the disruption in the financial markets and the global economic downturn may adversely affect our business partners and they may not be able to continue honoring their obligations to us. Some of our business partners are highly-leveraged or small businesses that may be particularly vulnerable in the current economic environment. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more significant business partners, our business could be harmed.

Our stock price has been volatile and may continue to fluctuate significantly.

The market price of our common stock historically has been, and we expect will continue to be, subject to significant fluctuations. These fluctuations may be due to factors specific to us (including those discussed in the risk factors above, as well as others not currently known to us or that we currently do not believe are material), to changes in securities analysts' earnings estimates or ratings, to our results or future financial guidance falling below our expectations and analysts' and investors' expectations, to factors affecting the entertainment, computer, software, Internet, media or electronics industries, to our ability to successfully integrate any acquisitions we may make, or to national or international economic conditions. In particular, economic downturns may contribute to the public stock markets experiencing extreme price and trading volume volatility. These broad market fluctuations have and could continue to adversely affect the market price of our common stock.

Item 1B: ***Unresolved Staff Comments***

None.

Item 2: *Properties*

The following diagram depicts the locations of our facilities throughout the world:


Tromso
Oslo
Helsinki
Stockholm
Cologne
Amsterdam
Brussels
London
Guildford
Copenhagen
Ingelheim
Warsaw
Moscow
Prague
Lyon
Bucharest
Geneva
Lisbon
Madrid
Milan
Athens
Edmonton
Burnaby
Ashburn
Toronto
St. Louis Park
Montreal
Emeryville
San Francisco
Redwood City
Salt Lake City
Chicago
Louisville
New York
Fairfax
Morrisville
Los Angeles
Carlsbad
Dallas
Baton Rouge
Hamilton
Austin
Orlando
Bentonville
Mexico City
Beijing
Seoul
Tokyo
New Dehli
Shanghai
Hong Kong
Taipei
Hyderabad
Bangkok
Singapore
Sao Paulo
Johannesburg
Gold Coast
Sydney
Melbourne
Auckland
Legend
Corporate Headquarters
Distribution Center
Sales and Administration
Development Studio
Development Studio and Administration

We own our 660,000 square foot Redwood Shores headquarters facilities located in Redwood City, California which includes a product development studio and administrative and sales functions. We also own a 418,000-square-foot product development studio facility in Burnaby, Canada, and a 122,000-square-foot facility in Chertsey, England, which we no longer occupy. In addition to the properties we own, we lease approximately 1.8 million square feet of facilities, including significant leases for our multi-function facility in Guildford, Surrey, United Kingdom, our studios in Los Angeles, California and Orlando, Florida, and our distribution center in Louisville, Kentucky. Our leased space is summarized as follows (in square feet):

Purpose	North America	Europe	Asia	Total
Distribution	250,000	47,652	—	297,652
Sales and Administrative	71,110	220,264	41,211	332,585
Research and Development	763,970	225,640	166,108	1,155,718
Total Leased Square Footage	1,085,080	493,556	207,319	1,785,955

We do not identify or allocate our assets by operating segment. For information on long-lived assets by geography, see Note 17 of the Notes to Consolidated Financial Statements.

Guildford, Orlando, and Los Angeles Studios; Louisville Distribution Center

In February 2006, we entered into an agreement with an independent third party to lease a facility in Guildford, Surrey, United Kingdom, which commenced in June 2006 and will expire in May 2016. The facility comprises a total of approximately 95,000 square feet, which we use for administrative, sales and development functions. Our rental obligation under this agreement is approximately $23 million over the remaining term of the lease.

In June 2004, we entered into a lease agreement with an independent third party for a studio facility in Orlando, Florida, which commenced in January 2005 and, pursuant to lease amendments, will expire in October 2015, with options to renew for two additional five-year terms. The campus facilities currently comprise a total of 140,000 square feet and provide space for research and development functions. Our rental obligation over the remaining term of the lease is $11 million.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our executive compensation program for fiscal 2010 and the compensation decisions we made in fiscal 2010 for our:

- Chief Executive Officer, John S. Riccitiello,
- Executive Vice President, Chief Financial Officer, Eric F. Brown,
- Chief Operating Officer, John Schappert,
- President, EA Games, Frank D. Gibeau,
- President, EA SPORTS, Peter Moore, and
- Executive Vice President, Western World Publishing, Gerhard Florin

Collectively, these individuals are designated the named executive officers ("NEOs"). The compensation of the NEOs is provided in the compensation tables that follow this discussion. For purposes of this Compensation Discussion and Analysis, the term "NEO" excludes Dr. Florin, whose compensation arrangements with the Company are described separately in the sections of this Compensation Discussion and Analysis titled "Exchange Program" and "Executive Changes" below.

Fiscal 2010 Overview

The compensation of our executive officers in fiscal 2010 was influenced by two key facts:

- First, our executive officers delivered very well against critical strategic and operational objectives in fiscal 2010, which included significant increases in digital revenues, the implementation of deep cost reductions while still delivering games on-time and with improved quality, and the development of critically-acclaimed new intellectual property, among others. Despite these significant operational and strategic achievements, we did not fully meet our financial expectations for the year. Accordingly, our compensation programs recognized numerous areas of outstanding performance, while also taking into account the financial results.
- Second, we determined, based on market surveys and other data, that certain of our compensation programs were below market levels for comparable executive roles. In particular, our equity and cash bonus programs did not sufficiently reward executives for achievement of both qualitative and quantitative goals.

To address these issues, the Executive Compensation and Leadership Committee (hereafter referred to in this discussion as "the Committee"), with the advice and assistance of its independent compensation consultant, Compensia, evaluated our compensation programs and philosophy in light of a rapidly changing compensation landscape and industry-specific challenges. Based on that review, the Committee made selected mid-year adjustments, discussed below, to the fiscal 2010 executive compensation program for our executive officers, including the NEOs. We also adopted several changes to our executive compensation program for fiscal 2011, discussed below, which are intended to link pay more appropriately to qualitative individual goals as well as to Company financial objectives. The changes also serve to strengthen the retentive and motivational value of our equity programs going forward.

Compensation Philosophy

We operate in an intensely competitive business environment characterized by the continual emergence of new competitors and technologies and difficult-to-predict consumer tastes and preferences. Our success as a global leader in the interactive entertainment industry depends heavily on attracting, motivating, rewarding and retaining a highly-skilled and experienced management team.

The market for talented executives with the skills and experience to run our complex and dynamic business is extremely competitive given the small number of people who have the qualifications relevant to our industry. Our leading position within the interactive entertainment industry makes us a prime target for our competitors, which range from very small start-up companies that seek to entice candidates with substantial equity compensation offers, to very large, diversified corporations with great financial and marketing resources. These competitors have made repeated attempts to recruit our executives and key creative talent.

It is critical that our executive compensation program be competitive with the organizations with which we compete for executive talent, so that we are able to attract, motivate, reward, and retain the individuals that we believe are capable of leading the Company. Our program must also support our strategic and operational business objectives, promote the short-term and long-term profitable growth of the Company, and reflect current economic conditions. To achieve these objectives, our compensation philosophy is predicated on three basic principles:

- A significant portion of each executive officer's total cash compensation should be performance-based and "at risk," with this amount dependent from year to year on the Company's financial and operational performance, the operational performance of the executive officer's specific business unit, as appropriate, and his or her individual performance;
- To align each executive officer's interests with the long-term interests of our stockholders, a significant portion of his or her compensation should be equity-based; and
- An executive officer's compensation must be appropriate in light of his or her experience, responsibilities, and performance.

Our executive compensation program is designed to be consistent with this philosophy.

Compensation-Setting Process

The Committee is responsible for establishing the Company's compensation philosophy and making the compensation decisions for our executive officers. The Committee's scope of authority is defined in a written charter and includes the oversight and administration of all compensation, equity, and employee benefit plans and programs, including the annual bonus and equity compensation plans for executive officers.

The Committee has regularly-scheduled meetings on a quarterly basis and holds additional meetings as needed during the year. The Committee also takes action by written consent, often after informal telephone discussions and other communications among the Committee members and members of management. During fiscal 2010, the Committee met eight times, four of which were regularly-scheduled quarterly meetings and the remainder of which were special sessions.

For its regularly-scheduled meetings, the Committee maintains a calendar to help guide the meeting agendas and to ensure fulfillment of the various responsibilities outlined in the Committee's charter. In fiscal 2010, this calendar included a review of the compensation philosophy of the Company, a review of our compensation programs for risk issues, a comprehensive review of compensation levels of executive officers, review of the compensation levels for members of the Board, review and approval of all executive officer employment offers and promotions, and review and approval of the fiscal 2010 annual cash bonus payments.

In fiscal 2010, the Committee held special meetings to consider a variety of items including special compensation and equity retention programs, annual compensation reviews and increases, executive officer promotions, executive officer relocations, the terms and conditions of the compensation arrangements for new, departing, and continuing executive officers, and other administrative matters.

In fiscal 2010, the Committee reviewed and approved the base salaries (including, if any, base salary adjustments), target cash bonus opportunities, and equity awards of each of our executive officers, including the NEOs. Mr. Riccitiello's base salary, target cash bonus opportunity, and equity award were developed by the Committee with the assistance of Compensia, recommended to the Board, and subsequently approved by the Board.

For additional information about the Committee, see the section entitled "Board, Board Meetings and Committees" set forth in this proxy statement.

Stock Performance Graph

The following information shall not be deemed to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference into a filing.

The following graph shows a five-year comparison of cumulative total returns during the period from March 31, 2005 through March 31, 2010, for our common stock, the NASDAQ Composite Index, the S&P 500 Index (to which EA was added in July 2002) and the RDG Technology Composite Index, each of which assumes an initial value of $100. Each measurement point is as of the end of each fiscal year ended March 31. The performance of our stock depicted in the following graph is not necessarily indicative of the future performance of our stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Electronic Arts, Inc., the S&P 500 Index,
the NASDAQ Composite Index and the RDG Technology Composite Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
3/05
3/06
3/07
3/08
3/09
3/10
Electronic Arts, Inc.
S & P 500
NASDAQ Composite
RDG Technology Composite

* Based on $100 invested on March 31, 2005 in stock or index, including reinvestment of dividends.

	March 31,					
	2005	2006	2007	2008	2009	2010
Electronic Arts Inc.	$100	$106	$ 97	$ 96	$35	$ 36
S&P 500	100	112	125	119	73	110
NASDAQ Composite	100	120	134	118	85	143
RDG Technology Composite	100	118	122	118	82	131

Item 6: ***Selected Financial Data***

ELECTRONIC ARTS INC. AND SUBSIDIARIES

SELECTED FIVE-YEAR CONSOLIDATED FINANCIAL DATA

(In millions, except per share data)

	Year Ended March 31,				
STATEMENTS OF OPERATIONS DATA	**2010**	**2009**	**2008**	**2007[(a)]**	**2006**
Net revenue	$3,654	$ 4,212	$3,665	$3,091	$2,951
Cost of goods sold	1,866	2,127	1,805	1,212	1,181
Gross profit	1,788	2,085	1,860	1,879	1,770
Operating expenses:					
Marketing and sales	730	691	588	466	431
General and administrative	320	332	339	288	215
Research and development	1,229	1,359	1,145	1,041	758
Restructuring charges	140	80	103	15	26
Amortization of intangibles	53	58	34	27	7
Acquisition-related contingent consideration	2	—	—	—	—
Goodwill impairment	—	368	—	—	—
Certain abandoned acquisition-related costs	—	21	—	—	—
Acquired in-process technology	—	3	138	3	8
Total operating expenses	2,474	2,912	2,347	1,840	1,445
Operating income (loss)	(686)	(827)	(487)	39	325
Losses on strategic investments, net	(26)	(62)	(118)	—	—
Interest and other income, net	6	34	98	99	64
Income (loss) before provision for (benefit from) income taxes and minority interest	(706)	(855)	(507)	138	389
Provision for (benefit from) income taxes	(29)	233	(53)	66	147
Income (loss) before minority interest	(677)	(1,088)	(454)	72	242
Minority interest	—	—	—	4	(6)
Net income (loss)	$ (677)	$(1,088)	$ (454)	$ 76	$ 236
Net income (loss) per share:					
Basic	$(2.08)	$ (3.40)	$(1.45)	$ 0.25	$ 0.78
Diluted	$(2.08)	$ (3.40)	$(1.45)	$ 0.24	$ 0.75
Number of shares used in computation:					
Basic	325	320	314	308	304
Diluted	325	320	314	317	314
BALANCE SHEET DATA					
Cash and cash equivalents	$1,273	$ 1,621	$1,553	$1,371	$1,242
Short-term investments	432	534	734	1,264	1,030
Marketable equity securities	291	365	729	341	160
Working capital	1,011	1,984	2,626	2,571	2,143
Total assets	4,646	4,678	6,059	5,146	4,386
Long-term liabilities	343	408	421	88	97
Total liabilities	1,917	1,544	1,720	1,114	966
Minority interest	—	—	—	—	12
Total stockholders' equity	2,729	3,134	4,339	4,065	3,408

(a) Beginning in fiscal year 2007, we were required to begin expensing stock-based compensation. See Note 13 of the Notes to Consolidated Financial Statements for a detailed functional line-item breakdown of our stock-based compensation expense.

Item 7: ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

OVERVIEW

The following overview is a top-level discussion of our operating results, as well as some of the trends and drivers that affect our business. Management believes that an understanding of these trends and drivers is important in order to understand our results for the fiscal year ended March 31, 2010, as well as our future prospects. This summary is not intended to be exhaustive, nor is it intended to be a substitute for the detailed discussion and analysis provided elsewhere in this Form 10-K, including in the "Business" section and the "Risk Factors" above, the remainder of "Management's Discussion and Analysis of Financial Condition and Results of Operations," or the Consolidated Financial Statements and related notes.

About Electronic Arts

We develop, market, publish and distribute video game software and content that can be played by consumers on a variety of platforms, including video game consoles (such as the PLAYSTATION® 3, Microsoft Xbox 360™ and Nintendo Wii™), personal computers, handheld game players (such as the PlayStation® Portable ("PSP™") and the Nintendo DS™) and mobile devices (such as cellular phones and smart phones including the Apple iPhone™). Some of our games are based on content that we license from others (*e.g.*, FIFA Soccer, Madden NFL Football, Harry Potter™, and Hasbro's toy and game intellectual properties), and some of our games are based on our own wholly-owned intellectual property (*e.g.*, The Sims™, Need for Speed™, and Dead Space™). Our goal is to publish titles with global mass-market appeal, which often means translating and localizing them for sale in non-English speaking countries. In addition, we also attempt to create software game "franchises" that allow us to publish new titles on a recurring basis that are based on the same property. Examples of this franchise approach are the annual iterations of our sports-based products (*e.g.*, FIFA Soccer, Madden NFL Football, and NCAA® Football), wholly-owned properties that can be successfully sequeled (*e.g.*, The Sims, Need for Speed and Battlefield) and titles based on long-lived literary and/or movie properties (*e.g.*, Harry Potter).

Financial Results

Total net revenue for the fiscal year ended March 31, 2010 was $3,654 million, down $558 million as compared to the fiscal year ended March 31, 2009. At March 31, 2010, deferred net revenue associated with sales of online-enabled packaged goods and digital content increased by $505 million as compared to March 31, 2009, directly reducing the amount of reported net revenue during the year ended March 31, 2010. At March 31, 2009, deferred net revenue associated with sales of online-enabled packaged goods and digital content decreased by $126 million as compared to March 31, 2008, directly increasing the amount of reported net revenue during the year ended March 31, 2009. Without these changes in deferred net revenue, reported net revenue increased by approximately $73 million during fiscal year 2010 as compared to fiscal year 2009. Net revenue for fiscal year 2010 was driven by *FIFA 10, Madden NFL 10* and *The Sims 3*.

Net loss for the fiscal year ended March 31, 2010 was $677 million as compared to a net loss of $1,088 million for the fiscal year ended March 31, 2009. Diluted loss per share for the fiscal year ended March 31, 2010 was $2.08 as compared to a diluted loss per share of $3.40 for the fiscal year ended March 31, 2009. Net loss decreased for fiscal year 2010 as compared to fiscal year 2009 primarily as a result of (1) the recognition of $368 million of goodwill impairment during the fiscal year ended March 31, 2009, (2) a $262 million decrease in our income tax provision primarily due to the discrete tax charge to establish the valuation allowance against our deferred tax assets in 2009, (3) a $261 million decrease in cost of goods sold, and (4) a $130 million decrease in research and development costs. These decreases were partially offset by (1) a decrease of $558 million in net revenue and (2) a $60 million increase in restructuring charges primarily from our fiscal 2010 restructuring.

During fiscal year 2010, we generated $152 million of cash from operating activities as compared to generating $12 million for fiscal year 2009. The increase in cash provided by operating activities for fiscal year 2010 as compared to fiscal year 2009 was primarily due to decreases in personnel-related costs and external development and contracted services as part of our cost reduction initiatives, as well as a reduction in incentive-based compensation payments.

Trends in Our Business

Economic Environment. Overall consumer spending has declined as a result of the national and global economic downturn. Retailers globally continue to take a conservative stance in ordering game inventory. We believe that the continued decline in the packaged goods sector contributed to the lower than anticipated demand for our products during the 2009 holiday selling season. We remain cautious about our future sales in light of the economic environment and the impact it has had on our business.

Current Generation Game Consoles. Video game hardware systems have historically had a life cycle of four to six years, which causes the video game software market to be cyclical as well. The current cycle began with Microsoft's launch of the Xbox 360 in 2005, and continued in 2006 when Sony and Nintendo launched their next-generation systems, the PLAYSTATION 3 and the Wii, respectively. Unlike past cycles, we believe this current cycle may be extended, partly due to the growth of online gaming services and content, the greater graphic and processing power of the current-generation hardware and the introduction of new peripherals. However, growth in the installed base of users of the Xbox 360, the PLAYSTATION 3 and the Wii may slow down in light of the economic environment. Consequently, our industry may experience a decline.

Wireless Platforms. Advances in wireless technology have resulted in a variety of new and evolving platforms for on-the-go interactive entertainment that appeal to a broad consumer base. Our efforts in wireless interactive entertainment are focused in two areas – packaged goods games for handheld game systems and downloadable games for mobile devices. We expect sales of games for mobile devices to continue to be an important part of our business worldwide.

Catalog Sales. The video game industry is experiencing a change in retail sales patterns which is decreasing revenue from our catalog sales. Currently, many console games experience sales cycles that are shorter than in the past. To mitigate this trend, we offer our consumers a direct-to-consumer service (such as "head-to-head" play or other multiplayer options) and/or additional content available through our online service to further enhance the gaming experience and extend the time that consumers play our games after their initial purchase.

Used Games. Certain of our customers sell used video games, which are generally priced lower than new video games and do not result in revenue to the publisher of the games from the sale. We have seen the market for used video games grow. If our customers continue to increase their sales of used video games, it could negatively affect our sales of new video games and have an adverse impact on our operating results.

Concentration of Sales Among the Most Popular Games. We see a larger portion of packaged goods games sales concentrated on the most popular titles, and that those titles are typically sequels of prior games. We have reacted to this trend by significantly reducing the number of games that we produce to provide greater focus on our most promising intellectual properties.

Digital Content Distribution and Services. Consumers are spending an ever-increasing portion of their money and time on interactive entertainment that is accessible online, or through mobile digital devices such as smart phones, or through social networks such as Facebook and MySpace. We provide a variety of online delivered products and services. Many of our games that are available as packaged good products are also available through direct online download through the Internet (from websites we maintain and others that we license). We also offer online delivered content and services that are add-ons or related to our packaged goods products such as additional game content or enhancements of multiplayer services. Further, we provide other games, content and services that are available only via electronic delivery, such as Internet-only games and game services, and games for mobile devices. Advances in mobile technology have resulted in a variety of new and evolving devices that are being used to play games by an ever-broadening base of consumers. We have responded to these advances in technology, and consumer acceptance of digital distribution, by offering subscription services, online downloads for a one-time fee, and advertising-supported free games and game sites. We expect online delivery of games and game services to be an increasing part of our business going forward.

Recent Developments

Acquisition of Playfish Limited. On November 9, 2009, we acquired all of the outstanding shares of Playfish Limited ("Playfish™") for an aggregate purchase price of approximately $308 million in cash and equity. In addition, we may be required to pay additional variable cash consideration that is contingent upon the achievement of certain performance milestones through December 31, 2011. This additional consideration is limited to a maximum of $100 million. Playfish is a developer of free-to-play social games that can be played on social networking platforms.

Fiscal 2010 Restructuring Plan. In fiscal year 2010, we announced details of a restructuring plan. This plan includes a narrowing of our product portfolio to provide greater focus on titles with higher margin opportunities. Under this plan, we reduced our workforce by approximately 1,200 employees and have been (1) consolidating or closing various facilities, (2) eliminating certain titles, and (3) incurring IT and other costs to assist in reorganizing certain activities. The majority of these actions were completed by March 31, 2010.

Since the inception of this plan through March 31, 2010, we have incurred charges of approximately $116 million. Overall, including charges incurred through March 31, 2010, we expect to incur total cash and non-cash charges between $140 million and $145 million by March 31, 2012. These charges consist primarily of (1) employee-related costs (approximately $65 million), (2) intangible asset impairment costs, abandoned rights to intellectual property costs, and other costs to assist in the reorganization of our business support functions (approximately $35 million), (3) facilities exit costs (approximately $25 million), and (4) other reorganizational costs including IT and consulting costs (approximately $20 million).

Employee Stock Option Exchange Program. On October 21, 2009, we launched a voluntary Employee Stock Option Exchange Program ("Exchange Program") to permit our eligible employees to exchange outstanding eligible options for a lesser number of restricted stock units, shares of restricted stock (in Canada only), or new options (in China only) to be granted under our 2000 Equity Incentive Plan (the "Equity Plan"). The Exchange Program offer period began on October 21, 2009 and ended on November 18, 2009.

Options eligible for the Exchange Program were those options granted prior to October 21, 2008, that had an exercise price per share greater than $28.18, which was the 52-week high trading price of our common stock measured as of the start date of the Exchange Program, as reported on the NASDAQ Global Select Market, and that upon conversion using the exchange ratio applicable for such options resulted in four or more shares of restricted stock units, shares of restricted stock or new options, as the case may be.

The Exchange Program resulted in options to purchase approximately 16,561,000 shares of our common stock being exchanged for restricted stock units to acquire approximately 4,996,000 shares, approximately 923,000 shares of restricted stock awards and new options to purchase approximately 18,000 shares.

Due to the structure of the Exchange Program as a "value-for-value" exchange for the eligible options tendered for exchange, and certain assumptions we are required to use regarding the eligible options for accounting purposes, we will recognize an incremental accounting charge of approximately $70 million over the vesting period of the restricted stock units, restricted stock and options issued in the Exchange Program in addition to recognizing any remaining unrecognized expense for the stock options surrendered in the exchange.

International Operations and Foreign Currency Exchange Impact. International sales (*i.e.*, revenue derived from countries other than Canada and the United States), are a fundamental part of our business. Net revenue from international sales accounted for approximately 45 percent of our total net revenue during fiscal year 2010 and approximately 43 percent of our total net revenue during fiscal year 2009. We believe that in order to succeed internationally, it is important to locally develop content that is specifically directed toward local cultures and customs. Year-over-year, we estimate that foreign exchange rates had an unfavorable impact on our net revenue of approximately $107 million, or 3 percent, for the fiscal year ended March 31, 2010. During the fiscal year ended March 31, 2010, the U.S. dollar strengthened against other currencies, including the Euro and the British pound sterling. In addition, our international investments and our cash and cash equivalents denominated in foreign currencies are subject to fluctuations in foreign currency. If the U.S. dollar continues to strengthen against these currencies, then foreign exchange rates may continue to have an unfavorable impact on our results of operations and our financial condition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting periods. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations, but also because application and interpretation of these policies requires both management judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition, Sales Returns, Allowances and Bad Debt Reserves

We derive revenue principally from sales of interactive software games designed for play on video game consoles (such as the PLAYSTATION 3, Xbox 360 and Wii), PCs, handheld game players (such as the PSP and Nintendo DS), and mobile devices (such as cellular phones and smart phones including the Apple iPhone). We evaluate revenue recognition based on the criteria set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 985-605, *Software: Revenue Recognition*, and Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition*. We evaluate and recognize revenue when all four of the following criteria are met:

- *Evidence of an arrangement.* Evidence of an agreement with the customer that reflects the terms and conditions to deliver products that must be present in order to recognize revenue.
- *Delivery.* Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have been transferred to the customer. For online game services, delivery is considered to occur as the service is provided. For digital downloads that do not have an online service component, delivery is generally considered to occur when the download is made available.
- *Fixed or determinable fee.* If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable.
- *Collection is deemed probable.* We conduct a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer. Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable, we recognize revenue when collection becomes probable (generally upon cash collection).

Determining whether and when some of these criteria have been satisfied often involves assumptions and management judgments that can have a significant impact on the timing and amount of revenue we report in each period. For example, for multiple element arrangements, we must make assumptions and judgments in order to (1) determine whether and when each element has been delivered, (2) determine whether undelivered products or services are essential to the functionality of the delivered products and services, (3) determine whether VSOE exists for each undelivered element, and (4) allocate the total price among the various elements we must deliver. Changes to any of these assumptions or management judgments, or changes to the elements in a software arrangement, could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Depending on the type of product, we may offer an online service that permits consumers to play against others via the Internet and/or receive additional updates or content from us. For those games that consumers can play via the Internet, we may provide a "matchmaking" service that permits consumers to connect with other consumers to play against each other online. In those situations where we do not require an additional fee for this online service, we account for the sale of the software product and the online service as a "bundled" sale, or multiple element arrangement, in which we sell both the software product and the online service for one combined price. We defer net revenue from sales of these games for which we do not have VSOE for the online service that we provided in connection with the sale, and recognize the revenue from these games over the estimated online service period, which is generally estimated to be six months beginning in the month after shipment. In addition, for some software products we also provide updates or additional content ("digital content") to be delivered via the Internet that can be used with the original software product. In many cases we separately sell digital content for an additional fee; however, some purchased digital content can only be accessed via the Internet (*i.e.*, the consumer never takes possession of the digital content). We account for online transactions in which the consumer does not take possession of the digital content as a service transaction and, accordingly, we recognize the associated revenue over the estimated service period. In other transactions, at the date we sell the software product we have an obligation to provide incremental unspecified digital content in the future without an additional fee. In these cases, we account for the sale of the software product as a multiple element arrangement and recognize the revenue on a straight-line basis over the estimated period of game play.

Determining whether a transaction constitutes an online service transaction or a digital content download of a product requires judgment and can be difficult. The accounting for these transactions is significantly different. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met). Revenue from an online game service is recognized as the service is rendered. If the service period is not defined, we recognize the revenue over the estimated service period. Determining the estimated service period is inherently subjective and is subject to regular revision based on historical online usage. In addition, determining whether we have an implicit obligation to provide incremental unspecified future digital content without an additional fee can be difficult.

Product revenue, including sales to resellers and distributors ("channel partners"), is recognized when the above criteria are met. We reduce product revenue for estimated future returns, price protection, and other offerings, which may occur with our customers and channel partners. Price protection represents the right to receive a credit allowance in the event we lower our wholesale price on a particular product. The amount of the price protection is generally the difference between the old price and the new price. In certain countries, we have stock-balancing programs for our PC and video game system software products, which allow for the exchange of these software products by resellers under certain circumstances. It is our general practice to exchange software products or give credits rather than to give cash refunds.

In certain countries, from time to time, we decide to provide price protection for our software products. When evaluating the adequacy of sales returns and price protection allowances, we analyze historical returns, current sell-through of distributor and retailer inventory of our software products, current trends in retail and the video game segment, changes in customer demand and acceptance of our software products, and other related factors. In addition, we monitor the volume of sales to our channel partners and their inventories, as substantial overstocking in the distribution channel could result in high returns or higher price protection costs in subsequent periods.

In the future, actual returns and price protections may materially exceed our estimates as unsold software products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions or technological obsolescence due to new platforms, product updates or competing software products. For example, the risk of product returns and/or price protection for our software products may continue to increase as the PlayStation 2 console moves through its lifecycle. While we believe we can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates changed, our returns and price protection reserves would change, which would impact the total net revenue we report. For example, if actual returns and/or price protection were significantly greater than the reserves we have established, our actual results would decrease our reported total net revenue. Conversely, if actual returns and/or price protection were significantly less than our reserves, this would increase our reported total net revenue. In addition, if our estimates of returns and price protection related to online-enabled packaged goods software products change, the amount of deferred net revenue we recognize in the future would change.

Significant management judgment is required to estimate our allowance for doubtful accounts in any accounting period. We determine our allowance for doubtful accounts by evaluating customer creditworthiness in the context of current economic trends and historical experience. Depending upon the overall economic climate and the financial condition of our customers, the amount and timing of our bad debt expense and cash collection could change significantly.

Fair Value Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States often requires us to determine the fair value of a particular item in order to fairly present our financial statements. Without an independent market or another representative transaction, determining the fair value of a particular item requires us to make several assumptions that are inherently difficult to predict and can have a material impact on the conclusion on the appropriate accounting.

There are various valuation techniques used to estimate fair value. These include (1) the market approach where market transactions for identical or comparable assets or liabilities are used to determine the fair value, (2) the income approach, which uses valuation techniques to convert future amounts (for example, future cash flows or future earnings) to a single present value amount, and (3) the cost approach, which is based on the amount that would be required to replace an asset. For many of our fair value estimates, including our estimates of the fair value of acquired intangible assets and acquired in-process technology, we use the income approach. Using the income approach requires the use of financial models, which require us to make various estimates including, but not limited to (1) the potential future cash flows for the asset or liability being measured, (2) the timing of receipt or payment of those future cash flows, (3) the time value of money associated with the delayed receipt or payment of such cash flows, and (4) the inherent risk associated with the cash flows (risk premium). Making these cash flow estimates are inherently difficult and subjective, and, if any of the estimates used to determine the fair value using the income approach turns out to be inaccurate, our financial results may be negatively impacted. Furthermore, relatively small changes in many of these estimates can have a significant impact to the estimated fair value resulting from the financial models or the related accounting conclusion reached. For example, a relatively small change in the estimated fair value of an asset may change a conclusion as to whether an asset is impaired.

While we are required to make certain fair value assessments associated with the accounting for several types of transactions, the following areas are the most sensitive to the assessments:

Business Combinations. We must estimate the fair value of assets acquired, liabilities and contingencies assumed, acquired in-process technology, and contingent consideration issued in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets and acquired in-process technology are amortized over various estimated useful lives. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount to recognize as goodwill, an asset that is not amortized. Determining the fair value of assets acquired requires an assessment of the highest and best use or the expected price to sell the asset and the related expected future cash flows. Determining the fair value of acquired in-process technology also requires an assessment of our expectations related to the use of that asset. Determining the fair value of an assumed liability requires an assessment of the expected cost to transfer the liability. Determining the fair value of contingent consideration issued requires an assessment of the expected future cash flows over the period in which the obligation is expected to be settled, and applying a discount rate that appropriately captures a market participant's view of the risk associated with the obligation. This fair value assessment is also required in periods subsequent to a business combination. Such estimates are inherently difficult and subjective and can have a material impact on our Consolidated Financial Statements.

Assessment of Impairment of Goodwill, Intangibles, and Other Long-Lived Assets. Current accounting standards require that we assess the recoverability of our finite lived acquisition-related intangible assets and other long-lived assets whenever events or changes in circumstances indicate the remaining value of the assets recorded on our Consolidated Balance Sheets is potentially impaired. In order to determine if a potential impairment has occurred, management must make various assumptions about the estimated fair value of the asset by evaluating future business prospects and estimated cash flows. For some assets, our estimated fair value is dependent upon predicting which of our products will be successful. This success is dependent upon several factors, which are beyond our control, such as which operating platforms will be successful in the marketplace. Also, our revenue and earnings are dependent on our ability to meet our product release schedules.

We are required to perform a two-step approach to testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate the fair value of a reporting unit is below its carrying amount. Our reporting units are determined by the components of our operating segments that constitute a business for which (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. We are required to perform the impairment test at least annually by applying a fair value-based test. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to the individual assets and liabilities within each reporting unit.

To determine the fair value of each reporting unit used in the first step, we use a combination of the market approach, which utilizes comparable companies' data, and/or the income approach, which utilizes discounted cash flows. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. Our business consists of developing, marketing and distributing video game software using both established and emerging intellectual properties and our forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of accuracy. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Assessment of Impairment of Short-Term Investments, Marketable Equity Securities and Other Investments. We periodically review our short-term investments, marketable equity securities and other investments for impairment. Our short-term investments consist of securities with remaining maturities greater than three months at the time of purchase and our marketable equity securities consist of investments in common stock of publicly traded companies, both are accounted for as available-for-sale securities. Unrealized gains and losses on our short-term investments and marketable equity securities are recorded as a component of accumulated other comprehensive income in stockholders' equity, net of tax, until either (1) the security is sold or (2) we determine that the fair value of the security has declined below its adjusted cost basis and the decline is other-than-temporary. Realized gains and losses on our short-term investments and marketable equity securities are calculated based on the specific identification method and are reclassified from accumulated other comprehensive income to interest and other income, net, and losses on strategic investments, net, respectively. Determining whether the decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each security. The ultimate value realized on these securities is subject to market price volatility until they are sold. We consider various factors in determining whether we should recognize an impairment charge, including the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, and our intent to sell and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, any contractual terms impacting the prepayment or settlement process, as well as, if we would be required to sell an investment due to liquidity or contractual reasons before its anticipated recovery. During the fiscal year ended March 31, 2010, 2009 and 2008, we recognized impairment charges of $26 million, $57 million, and $109 million, respectively, on our marketable equity securities. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could have a material impact on our financial results.

Our other investments consist principally of non-voting preferred shares in two companies whose common stock is publicly traded and are accounted for under the cost method. Under this method, these investments are recorded at cost until we determine that the fair value of the investment has fallen below its adjusted cost basis and that such declines are other-than-temporary. We monitor these investments for impairment and make appropriate reductions in the carrying values if we determine that an impairment charge is required, based primarily on the financial condition and near-term prospects of the investees. During the fiscal years ended March 31, 2009 and 2008, we recognized impairment charges of $10 million, and $9 million, respectively, on our other investments. We did not recognize any impairment charges in fiscal year 2010 on our other investments.

Assessment of Inventory Obsolescence. We regularly review inventory quantities on-hand. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and market value, based upon assumptions about future demand that are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Stock-Based Compensation

We are required to estimate the fair value of share-based payment awards on the date of grant. We recognize compensation costs for stock-based payment transactions to employees based on their grant-date fair value on a straight-line approach over the service period for which such awards are expected to vest. The fair value of restricted stock units and restricted stock is determined based on the quoted market price of our common stock on the date of grant. The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan ("ESPP"), respectively, is determined using the Black-Scholes valuation model. The determination of fair value is affected by our stock price, as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and our expected stock price volatility over the expected term of the award. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. The key assumptions for the Black-Scholes valuation calculation are:

- *Risk-free interest rate.* The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option.
- *Expected volatility.* We use a combination of historical stock price volatility and implied volatility computed based on the price of options publicly traded on our common stock for our expected volatility assumption.
- *Expected term.* The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term is determined based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.
- *Expected dividends.*

Employee stock-based compensation expense is calculated based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates and an adjustment to stock-based compensation expense will be recognized at that time.

Changes to our underlying stock price, our assumptions used in the Black-Scholes option valuation calculation and our forfeiture rate, as well as future equity granted or assumed through acquisitions could significantly impact the compensation expense we recognize.

Royalties and Licenses

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. License royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of products.

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of goods sold generally at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue. Significant judgment is required to estimate the effective royalty rate for a particular contract. Because the computation of effective royalty rates requires us to project future revenue, it is inherently subjective as our future revenue projections must anticipate a number of factors, including (1) the total number of titles subject to the contract, (2) the timing of the release of these titles, (3) the number of software units we expect to sell, which can be impacted by a number of variables, including product quality, the timing of the title's release and competition, and (4) future pricing. Determining the effective royalty rate for our titles is particularly challenging due to the inherent difficulty in predicting the popularity of entertainment products. Accordingly, if our future revenue projections change, our effective royalty rates would change, which could impact the amount and timing of royalty expense we recognize.

Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally made in connection with the development of a particular product and, therefore, we are generally subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of goods sold.

Our contracts with some licensors include minimum guaranteed royalty payments, which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract. These obligations are classified as current liabilities to the extent such royalty payments are contractually due within the next twelve months. As of March 31, 2010 and March 31, 2009, approximately $13 million and $37 million, respectively, of minimum guaranteed royalty obligations had been recognized.

Each quarter, we also evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of goods sold. We evaluate long-lived royalty-based assets for impairment using undiscounted cash flows when impairment indicators exist. Unrecognized minimum royalty-based commitments are accounted for as executory contracts and, therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated. During fiscal years 2010, 2009 and 2008, we recognized impairment charges of $10 million, loss charges of $43 million and loss and impairment charges of $4 million, respectively. The $10 million impairment charge recognized during the fiscal year ended March 31, 2010, was primarily related to our fiscal 2010 restructuring. This impairment is included in restructuring charges presented in Note 7 of the Notes to Consolidated Financial Statements. The loss charges in fiscal year 2009 primarily related to an amendment of a licensor agreement in which we terminated certain rights we previously had to use the licensor's intellectual property.

Income Taxes

We recognize deferred tax assets and liabilities for both the expected impact of differences between the financial statement amount and the tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. We record a valuation allowance against deferred tax assets when it is considered more likely than not that all or a portion of our deferred tax assets will not be realized. In making this determination, we are required to give significant weight to evidence that can be objectively verified. It is generally difficult to conclude that a valuation allowance is not needed when there is significant negative evidence, such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results, particularly in light of the recent deterioration of the economic environment. Therefore, cumulative losses weigh heavily in the overall assessment.

In addition to considering forecasts of future taxable income, we are also required to evaluate and quantify other possible sources of taxable income in order to assess the realization of our deferred tax assets, namely the reversal of existing deferred tax liabilities, the carry back of losses and credits as allowed under current tax law, and the implementation of tax planning strategies. Evaluating and quantifying these amounts involves significant judgments. Each source of income must be evaluated based on all positive and negative evidence; this evaluation involves assumptions about future activity. Certain taxable temporary differences that are not expected to reverse during the carry forward periods permitted by tax law cannot be considered as a source of future taxable income that may be available to realize the benefit of deferred tax assets. For example, in determining the valuation allowance we recorded at June 30, 2009, we did not include as a source of future taxable income the taxable temporary difference related to the accumulated tax depreciation on our headquarters facilities in Redwood City, California. On July 13, 2009, we purchased our Redwood Shores headquarters facilities concurrent with the expiration and extinguishment of the lessor's financing agreements. These facilities were subject to lease obligations to non-affiliated parties which expired in July 2009, and had been accounted for as operating leases. The total amount paid under the terms of the leases was $247 million, of which $233 million related to the purchase price of the facilities and $14 million was for the loss on our lease obligation. Therefore, in the fiscal quarter ended September 30, 2009, we recorded a tax benefit of approximately $31 million, consisting of approximately $6 million related to the loss on our lease obligation and a $25 million reduction in our valuation allowance due to the inclusion of a significant portion of the remaining taxable temporary difference as a source of future taxable income.

Based on the assumptions and requirements noted above, we have recorded a valuation allowance against most of our U.S. deferred tax assets. In addition, we expect to provide a valuation allowance on future U.S. tax benefits until we can sustain a level of profitability or until other significant positive evidence arises that suggest that these benefits are more likely than not to be realized.

In the ordinary course of our business, there are many transactions and calculations where the tax law and ultimate tax determination is uncertain. As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. This process requires estimating both our geographic mix of income and our uncertain tax positions in each jurisdiction where we operate. These estimates involve complex issues and require us to make judgments about the likely application of the tax law to our situation, as well as with respect to other matters, such as anticipating the positions that we will take on tax returns prior to our actually preparing the returns and the outcomes of disputes with tax authorities. The ultimate resolution of these issues may take extended periods of time due to examinations by tax authorities and statutes of limitations. In addition, changes in our business, including acquisitions, changes in our international corporate structure, changes in the geographic location of business functions or assets, changes in the geographic mix and amount of income, as well as changes in our agreements with tax authorities, valuation allowances, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in the estimated and actual level of annual pre-tax income can affect the overall effective income tax rate.

We historically have considered undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the United States and, accordingly, no U.S. taxes have been provided thereon. We currently intend to continue to indefinitely reinvest the undistributed earnings of our foreign subsidiaries outside of the United States.

RESULTS OF OPERATIONS

Our fiscal year is reported on a 52 or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal year ended March 31, 2010 contained 53 weeks and ended on April 3, 2010. Our results of operations for the fiscal years ended March 31, 2009 and 2008 contained 52 weeks and ended on March 28, 2009 and March 29, 2008, respectively. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month end.

Comparison of Fiscal 2010 to Fiscal 2009

Net Revenue

Net revenue consists of sales generated from (1) video games sold as packaged goods and designed for play on hardware consoles (such as the PLAYSTATION 3, Xbox 360 and Wii), PCs, and handheld game players (such as the Sony PSP and Nintendo DS), (2) video games for mobile devices (such as cellular phones and smart phones including the Apple iPhone), (3) digitally downloaded games and content and online services associated with these games, (4) services in connection with some of our online-enabled games, (5) programming third-party web sites with our game content, (6) allowing other companies to manufacture and sell our products in conjunction with other products, and (7) advertisements on our online web pages and in our games.

Net Revenue before Revenue Deferral, a non-GAAP financial measure, is provided in this section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"). See "Non-GAAP Financial Measures" below for an explanation of our use of this non-GAAP measure. A reconciliation to the corresponding measure calculated in accordance with accounting principles generally accepted in the United States is provided in the discussion below.

"Revenue Deferral" in this "Net Revenue" section, includes the unrecognized revenue from (1) bundled sales of certain online-enabled packaged goods and PC digital downloads for which either we do not have VSOE for the online service that we provide in connection with the sale of the software or we have an obligation to provide future incremental unspecified digital content, (2) certain packaged goods sales of massively-multiplayer online role-playing games, and (3) sales of certain incremental digital content associated with our games, which are types of "micro-transactions." Fluctuations in the Revenue Deferral are largely dependent upon the amounts of products that we sell with the online features and services previously discussed, while the recognition of Revenue Deferral for a period is also dependent upon (1) the period of time the online features and services are to be provided and (2) the timing of the sale. For example, most Revenue Deferrals incurred in the first half of a fiscal year are recognized within the same fiscal year; however, virtually all of the Revenue Deferrals incurred in the last month of a fiscal year will be recognized in the subsequent fiscal year.

From a geographical perspective, our total Net Revenue for the fiscal years ended March 31, 2010 and 2009 was as follows (in millions):

	Year Ended March 31,							
	2010				2009			
	North America	Europe	Asia	Total	North America	Europe	Asia	Total
Net Revenue before Revenue Deferral	$ 2,322	$1,615	$ 222	$ 4,159	$2,362	$1,521	$203	$ 4,086
Revenue Deferral	(1,255)	(981)	(122)	(2,358)	(538)	(472)	(67)	(1,077)
Recognition of Revenue Deferral	958	799	96	1,853	588	540	75	1,203
Net Revenue	$ 2,025	$1,433	$ 196	$ 3,654	$2,412	$1,589	$211	$ 4,212

For fiscal year 2010, Net Revenue before Revenue Deferral was $4,159 million, driven by *FIFA 10*, *Madden NFL 10*, and *The Sims 3*. Net Revenue before Revenue Deferral for fiscal year 2010 increased $73 million, or 2 percent, as compared to fiscal year 2009. From an operational perspective, this increase was primarily driven by

(1) $149 million from sales of Dragon Age which was released in 2010 with no comparable release in 2009, (2) a $137 million increase from sales of The Sims, and (3) $131 million from sales of EA SPORTS Active, which was released in 2010 with no comparable release in 2009. These increases were partially offset by a $329 million decrease from sales of Rock Band.

Revenue Deferral for fiscal year 2010 increased $1,281 million, or 119 percent, as compared to fiscal year 2009. Starting in fiscal year 2010, we began to sell substantially all of our online-enabled products released after April 1, 2009, with an obligation to provide future incremental unspecified digital content on a when and if available basis. As we do not have VSOE for this obligation, we are required to recognize the revenue associated with this bundled sale over the expected life of the game. From an operational perspective, this increase was primarily driven by (1) a $263 million increase from sales of The Sims, (2) a $174 million increase from sales of FIFA Soccer, (3) a $171 million increase from sales of Battlefield, and (4) $150 million from sales of Dragon Age.

The Recognition of Revenue Deferral for fiscal year 2010 increased $650 million, or 54 percent, as compared to fiscal year 2009. This increase is directly related to the increase in the Revenue Deferral in fiscal year 2010. From an operational perspective, this increase was primarily driven by (1) a $215 million increase from sales of The Sims and (2) a $138 million increase from sales of FIFA Soccer.

For fiscal year 2010, Net Revenue was $3,654 million, driven by *FIFA 10*, *Madden NFL 10*, and *The Sims 3*. Net Revenue for fiscal year 2010 decreased $558 million, or 13 percent, as compared to fiscal year 2009. From an operational perspective, this decrease was primarily driven by (1) a $329 million decrease from sales of Rock Band and (2) an $84 million decrease from sales of Battlefield primarily due to a larger amount being deferred because of our obligation to provide future incremental unspecified digital content that did not exist in fiscal year 2009. These decreases were partially offset by (1) $131 million from sales of EA SPORTS Active and (2) an $89 million increase from sales of The Sims.

North America

For fiscal year 2010, Net Revenue before Revenue Deferral in North America was $2,322 million, driven by *Madden NFL 10*, *The Beatles™:Rock Band*, and *Battlefield: Bad Company™ 2*. Net Revenue before Revenue Deferral for fiscal year 2010 decreased $40 million, or 2 percent, as compared to fiscal year 2009. From an operational perspective, this decrease was primarily driven by a $293 million decrease from sales of Rock Band. This decrease was partially offset by (1) $90 million from sales of EA SPORTS Active, (2) $89 million from sales of Dragon Age, and (3) a $62 million increase from sales of The Sims.

Revenue Deferral for fiscal year 2010 increased $717 million, or 133 percent, as compared to fiscal year 2009. From an operational perspective, the increase was primarily driven by (1) a $106 million increase from sales of Madden NFL Football, (2) a $96 million increase from sales of The Sims, (3) a $91 million increase from sales of Battlefield, and (4) $91 million from sales of Dragon Age.

The Recognition of Revenue Deferral for fiscal year 2010 increased $370 million, or 63 percent, as compared to fiscal year 2009. From an operational perspective, the increase was primarily driven by (1) an $80 million increase from sales of Madden NFL Football, (2) a $79 million increase from sales of The Sims, (3) $49 million from sales of Dragon Age, and (4) a $45 million increase from sales of Fight Night.

For fiscal year 2010, Net Revenue in North America was $2,025 million, driven by *Madden NFL 10*, *The Beatles:Rock Band*, and *Rock Band 2*. Net Revenue for fiscal year 2010 decreased $387 million, or 16 percent, as compared to fiscal year 2009. From an operational perspective, this decrease was primarily driven by a $293 million decrease from sales of Rock Band, partially offset by $90 million from sales of EA SPORTS Active.

Europe

For fiscal year 2010, Net Revenue before Revenue Deferral in Europe was $1,615 million, driven by *FIFA 10*, *The Sims 3*, and *Need for Speed Shift*. Net Revenue before Revenue Deferral for fiscal year 2010 increased $94 million, or 6 percent, as compared to fiscal year 2009. From an operational perspective, this increase was primarily driven by (1) a $68 million increase from sales of The Sims, (2) a $64 million increase from sales of FIFA Soccer, and (3) $53 million from sales of Dragon Age. These increases were partially offset by (1) a $39 million decrease from sales of Rock Band and (2) a $36 million decrease from sales of Spore. We estimate that foreign exchange rates (primarily the British pound sterling) decreased reported Net Revenue before Revenue Deferral by approximately $44 million, or 3 percent, for the fiscal year ended March 31, 2010 as compared to the fiscal year ended March 31, 2009. Excluding the effect of foreign exchange rates from Net Revenue before Revenue Deferral, we estimate that Net Revenue before Revenue Deferral increased by approximately $138 million, or 9 percent, for the fiscal year ended March 31, 2010 as compared to the fiscal year ended March 31, 2009.

Revenue Deferral for fiscal year 2010 increased by $509 million, or 108 percent, as compared to fiscal year 2009. From an operational perspective, the increase was primarily driven by (1) a $152 million increase from sales of The Sims, (2) a $125 million increase from sales of FIFA Soccer, and (3) a $70 million increase from sales of Battlefield.

The Recognition of Revenue Deferral for fiscal year 2010 increased $259 million, or 48 percent, as compared to fiscal year 2009. From an operational perspective, the increase was primarily driven by (1) a $124 million increase from sales of The Sims and (2) a $111 million increase from sales of FIFA Soccer.

For fiscal year 2010, Net Revenue in Europe was $1,433 million, driven by *FIFA 10*, *The Sims 3*, and *Need for Speed Shift*. Net Revenue for fiscal year 2010 decreased $156 million, or 10 percent, as compared to fiscal year 2009. From an operational perspective, this decrease was primarily driven by (1) a $39 million decrease from sales of Rock Band, (2) a $35 million decrease from sales of Battlefield, and (3) a $35 million decrease from sales of Spore. We estimate that foreign exchange rates (primarily the British pound sterling) decreased reported Net Revenue by approximately $116 million, or 7 percent, for the fiscal year ended March 31, 2010 as compared to the fiscal year ended March 31, 2009. Excluding the effect of foreign exchange rates from Net Revenue, we estimate that net revenue decreased by approximately $40 million, or 3 percent, for the fiscal year ended March 31, 2010 as compared to the fiscal year ended March 31, 2009.

Asia

For fiscal year 2010, Net Revenue before Revenue Deferral in Asia was $222 million, driven by *FIFA 10*, *Battlefield: Bad Company 2*, and *The Sims 3*. Net Revenue before Revenue Deferral for fiscal year 2010 increased by $19 million, or 9 percent, as compared to fiscal year 2009. From an operational perspective, this increase was primarily driven by (1) a $8 million increase from sales of FIFA Soccer, (2) $8 million from sales of EA SPORTS Active, and (3) $7 million from sales of Dragon Age. These increases were partially offset by a $5 million decrease from sales of Mercenaries. We estimate that foreign exchange rates (primarily the Australian dollar) increased reported Net Revenue before Revenue Deferral by approximately $8 million, or 4 percent, for the fiscal year ended March 31, 2010 as compared to the fiscal year ended March 31, 2009. Excluding the effect of foreign exchange rates from Net Revenue before Revenue Deferral, we estimate that Net Revenue before Revenue Deferral increased by approximately $11 million, or 5 percent, for the fiscal year ended March 31, 2010 as compared to the fiscal year ended March 31, 2009.

Revenue Deferral for fiscal year 2010 increased $55 million, or 82 percent, as compared to fiscal year 2009. From an operational perspective, the increase was driven by (1) a $15 million increase from sales of The Sims, (2) a $10 million increase from sales of Battlefield, and (3) a $9 million increase from sales of FIFA Soccer.

The Recognition of Revenue Deferral for fiscal year 2010 increased $21 million, or 28 percent, as compared to fiscal year 2009. From an operational perspective, the increase was primarily driven by (1) a $12 million increase from sales of The Sims and (2) a $9 million increase from sales of FIFA Soccer.

For fiscal year 2010, Net Revenue in Asia was $196 million, driven by *FIFA 10, The Sims 3*, and *FIFA Online 2*. Net Revenue for fiscal year 2010 decreased by $15 million, or 7 percent, as compared to fiscal year 2009. From an operational perspective, this decrease was primarily driven by a $7 million decrease from sales of Battlefield. We estimate that foreign exchange rates (primarily the Australian dollar) increased reported net revenue by approximately $9 million, or 4 percent, for the fiscal year ended March 31, 2010 as compared to the fiscal year ended March 31, 2009. Excluding the effect of foreign exchange rates from Net Revenue, we estimate that Net Revenue decreased by approximately $24 million, or 11 percent, for the fiscal year ended March 31, 2010 as compared to the fiscal year ended March 31, 2009.

Non-GAAP Financial Measures

Net Revenue before Revenue Deferral is a non-GAAP financial measure that excludes the impact of Revenue Deferral and the Recognition of Revenue Deferral on Net Revenue related to packaged goods games and digital content. We defer Net Revenue from sales of certain online-enabled packaged goods and digital content for which we are not able to objectively determine the fair value (as defined by accounting principles generally accepted in the United States for software sales) of the online service that we provided in connection with the sale. We recognize the revenue from these games over the estimated online service period. We also defer Net Revenue from sales of certain online-enabled packaged goods and digital content for which we had an obligation to deliver incremental unspecified digital content in the future without an additional fee. We recognize the revenue for these games on a straight-line basis over the estimated life of the game.

We believe that excluding the impact of Revenue Deferral and the Recognition of Revenue Deferral related to packaged goods games and digital content from our operating results is important to facilitate comparisons between years in understanding our underlying sales performance for the period.

We use this non-GAAP measure internally to evaluate our operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of our management team. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant to be considered in isolation from or as a substitute for the related financial information prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as non-GAAP measures presented by other companies.

Cost of Goods Sold

Cost of goods sold for our packaged-goods business consists of (1) product costs, (2) certain royalty expenses for celebrities, professional sports and other organizations and independent software developers, (3) manufacturing royalties, net of volume discounts and other vendor reimbursements, (4) expenses for defective products, (5) write-offs of post-launch prepaid royalty costs, (6) amortization of certain intangible assets, (7) personnel-related costs, and (8) warehousing and distribution costs. We generally recognize volume discounts when they are earned from the manufacturer (typically in connection with the achievement of unit-based milestones), whereas other vendor reimbursements are generally recognized as the related revenue is recognized. Cost of goods sold for our online products consists primarily of data center and bandwidth costs associated with hosting our web sites, credit card fees and royalties for use of third-party properties. Cost of goods sold for our web site advertising business primarily consists of server costs.

Cost of goods sold for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	% Change	Change as a % of Net Revenue
$1,866	51.1%	$2,127	50.5%	(12.3%)	0.6%

During fiscal year 2010, cost of goods sold increased by 0.6 percent as a percentage of total net revenue as compared to fiscal year 2009. This increase was primarily due to a $631 million increase in deferred net revenue related to certain online-enabled packaged goods and digital content for the twelve months ended March 31, 2010, as compared to the twelve months ended March 31, 2009. Overall, we estimate the increase in deferred net revenue related to certain online-enabled packaged goods and digital content negatively impacted cost of goods sold as a percent of total net revenue by 7.7 percentage points. The overall increase in cost of goods sold as a percentage of net revenue was partially mitigated by (1) a greater percentage of net revenue from EA studio products, which have a higher margin than our co-publishing and distribution products, which positively impacted cost of goods sold as a percentage of total revenue by approximately 3.1 percent and (2) EA Studio products that we sold which had previously been written down to a lower costs basis and lower inventory write downs on our fiscal year 2010 releases as compared to our fiscal year 2009 releases, which positively impacted cost of goods sold as a percentage of total revenue by approximately 2.1 percent.

Marketing and Sales

Marketing and sales expenses consist of personnel-related costs, related overhead costs and advertising, marketing and promotional expenses, net of qualified advertising cost reimbursements from third parties.

Marketing and sales expenses for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$730	20%	$691	16%	$39	6%

Marketing and sales expenses increased by $39 million, or 6 percent, in fiscal year 2010, as compared to fiscal year 2009. The increase was primarily due to an increase of $56 million in marketing, advertising and promotional expenses primarily to support our launch of new franchises and incremental spending on established franchises. This increase was partially offset by an $15 million decrease in personnel-related costs primarily resulting from a decrease in headcount as a result of our cost reduction initiatives.

Marketing and sales expenses included vendor reimbursements for advertising expenses of $39 million and $31 million in fiscal years 2010 and 2009, respectively.

We expect marketing and sales expenses to remain flat in absolute dollars during fiscal year 2011 as compared to fiscal year 2010.

General and Administrative

General and administrative expenses consist of personnel and related expenses of executive and administrative staff, related overhead costs, fees for professional services such as legal and accounting, and allowances for doubtful accounts.

General and administrative expenses for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$320	9%	$332	8%	$(12)	(4%)

General and administrative expenses decreased by $12 million, or 4 percent, in fiscal year 2010, as compared to fiscal year 2009 primarily due to (1) a decrease of $14 million in stock-based compensation expense and (2) a decrease of $7 million in additional personnel-related costs resulting from our cost reduction initiatives. These decreases were partially offset by an increase in facilities related expenses primarily due to a $14 million loss on our lease obligation related to the purchase of our Redwood Shores headquarters facilities.

We expect general and administrative expenses to decrease in absolute dollars during fiscal year 2011 as compared to fiscal year 2010, primarily due to lower contracted services and facilities-related expenses, partially offset by higher personnel-related expenses.

Research and Development

Research and development expenses consist of expenses incurred by our production studios for personnel-related costs, related overhead costs, contracted services, depreciation and any impairment of prepaid royalties for pre-launch products. Research and development expenses for our online business include expenses incurred by our studios consisting of direct development and related overhead costs in connection with the development and production of our online games. Research and development expenses also include expenses associated with the development of web site content, software licenses and maintenance, network infrastructure and management overhead.

Research and development expenses for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$1,229	34%	$1,359	32%	$(130)	(10%)

Research and development expenses decreased by $130 million, or 10 percent, in fiscal year 2010, as compared to fiscal year 2009. The decrease was primarily due to (1) a decrease of $82 million in additional personnel-related costs primarily resulting from our cost reduction initiatives, (2) a decrease of $46 million in external development and contracted services, and (3) a decrease of $24 million in stock-based compensation expense. These decreases were partially offset by a $23 million increase in incentive-based compensation expense.

We expect research and development expenses to decrease in absolute dollars during fiscal year 2011 as compared to fiscal year 2010 primarily due to a decrease in external development costs and lower facilities-related expenses.

Restructuring Charges

Restructuring charges for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$140	4%	$80	2%	$60	75%

Fiscal 2010 Restructuring

In fiscal year 2010, we announced details of a restructuring plan to narrow our product portfolio to provide greater focus on titles with higher margin opportunities. Under this plan, we reduced our workforce by approximately 1,200 employees and have been (1) consolidating or closing various facilities, (2) eliminating certain titles, and (3) incurring IT and other costs to assist in reorganizing certain activities. The majority of these actions were completed by March 31, 2010.

During fiscal year 2010, we incurred $116 million of restructuring charges, of which (1) $62 million were for employee-related expenses, (2) $32 million related to intangible asset impairment costs, abandoned rights to intellectual property, and other costs to assist in the reorganization of our business support functions, and (3) $22 million related to the closure of certain of our facilities. In fiscal year 2011, we anticipate incurring between $15 million and $20 million of restructuring charges related to the fiscal 2010 restructuring.

Overall, including charges incurred through March 31, 2010, we expect to incur total cash and non-cash charges between $140 million and $145 million by March 31, 2012. These charges consist primarily of (1) employee-related costs (approximately $65 million), (2) intangible asset impairment costs, abandoned rights to intellectual property costs, and other costs to assist in the reorganization of our business support functions (approximately $35 million), (3) facilities exit costs (approximately $25 million), and (4) other reorganizational costs including IT and consulting costs (approximately $20 million).

Fiscal 2009 Restructuring

During fiscal year 2010, we incurred $14 million of restructuring charges, primarily for facilities-related expenses. During fiscal year 2009, we incurred $41 million of restructuring charges, of which $32 million was for employee-related expenses and $7 million was for facilities-related expenses. We do not expect to incur any additional restructuring charges under this plan.

Fiscal 2008 Reorganization

During fiscal year 2010, we incurred $10 million of reorganization charges, primarily related to other expenses, including contracted services costs to assist in the reorganization of our business support functions. During fiscal year 2009, we incurred $34 million of reorganization charges, of which $22 million was for facilities-related expenses and $12 million related to other expenses, including contracted services costs to assist in the reorganization of our business support functions. We do not expect to incur any additional charges under this plan.

Amortization of Intangibles

Amortization of intangibles for fiscal years 2010 and 2009 was as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$53	1%	$58	1%	$(5)	(9%)

Amortization of intangibles decreased by $5 million, or 9 percent, in fiscal year 2010, as compared to fiscal year 2009, primarily due to a change in the estimated useful lives of certain intangibles. This decrease is partially offset by the amortization of intangibles related to our acquisition of Playfish.

Acquired In-Process Technology

Prior to the adoption of FASB ASC 805, upon consummation of an acquisition, we generally incurred a charge for the related acquired in-process technology, as reflected in our Consolidated Statements of Operations. The development of a majority of the projects for which we incurred an acquired-in process technology charge in connection with our acquisition of VGH were either completed or did not reach technological feasibility and therefore were abandoned. As of March 31, 2010, we had one project in connection with our acquisition of VGH that continued to be in-process. See Note 5 of the Notes to Consolidated Financial Statements included in Item 8 of this report.

Certain Abandoned Acquisition-Related Costs

Certain abandoned acquisition-related costs consist of costs we incurred in connection with the abandoned acquisition of Take-Two. On August 18, 2008, we allowed our tender offer for Take-Two shares to expire and on September 14, 2008, we announced that we had terminated discussions with Take-Two. As a result, during the fiscal year ended March 31, 2009, we recognized $21 million in related costs consisting of legal, banking and other consulting fees.

Goodwill Impairment

Adverse economic conditions, including the decline in our market capitalization and our expected financial performance at the time, indicated that a potential impairment of goodwill existed during the fiscal year ended March 31, 2009. As a result, we performed goodwill impairment tests for our reporting units. As a result of the goodwill impairment analysis, we determined that our EA Mobile reporting unit's goodwill was impaired. Substantially all of our goodwill associated with our EA Mobile reporting unit was derived from our fiscal 2006 acquisition of JAMDAT Mobile Inc. During the fiscal year ended March 31, 2009, we recognized a goodwill impairment charge of $368 million related to our EA Mobile reporting unit. During the fiscal year ended March 31, 2010, we performed our annual goodwill impairment test for our reporting units, and we determined that there were no indicators of impairment to our goodwill. There were no events or circumstances subsequent to the completion of our impairment testing that indicated an assessment was necessary.

Losses on Strategic Investments, Net

Losses on strategic investments, net for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$(26)	(1%)	$(62)	(1%)	$36	58%

During the fiscal year ended March 31, 2010, losses on strategic investments, net decreased by $36 million, or 58 percent, as compared to the fiscal year ended March 31, 2009. We recognized a $26 million impairment charge on our investment in The9 during the fiscal year ended March 31, 2010.

During the fiscal year ended March 31, 2009, we recognized (1) $40 million of impairment charges on our investments in Neowiz's common and preferred shares and (2) a $27 million impairment charge on our investment in The9. These charges were offset by a $5 million dividend received from our investment in The9.

Interest and Other Income, Net

Interest and other income, net, for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$6	—	$34	1%	$(28)	(82%)

For fiscal year 2010, interest and other income, net, decreased by $28 million, or 82 percent, as compared to fiscal year 2009, primarily due to a decrease in interest income resulting from lower yields and balances on our cash and cash equivalents and short-term investments.

Income Taxes

Income tax provision (benefit) for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	Effective Tax Rate	March 31, 2009	Effective Tax Rate	% Change
$(29)	(4.1%)	$233	27.2%	(112%)

Our effective income tax rate was a tax benefit of 4.1 percent for fiscal year 2010. Our effective income tax rate was 27.2 percent for fiscal year 2009. In fiscal year 2010, our effective tax rate differed from the U.S. statutory tax rate of 35.0 percent due primarily to U.S. losses for which no benefit is recognized, tax charges related to our integration of Playfish, non-U.S. losses with a reduced or zero tax benefit and non-deductible stock-based compensation expenses, partially offset by benefits related to the resolution of examinations by taxing authorities and reductions in the valuation allowance on U.S. deferred tax assets. In fiscal year 2009, we recorded a tax provision instead of a tax benefit on the pre-tax loss due primarily to the deferred tax valuation allowance. Our effective tax rate in fiscal 2009 differed from the U.S. statutory tax rate of 35.0 percent due primarily to the deferred tax valuation allowance, non-deductible goodwill impairment, non-deductible stock-based compensation expenses, non-deductible losses on strategic investments, losses in jurisdictions with tax rates lower than the U.S. rate of 35.0 percent, and a loss on facility impairment for which the future tax benefit is uncertain and not more likely than not to be realized.

Our effective income tax rates for fiscal year 2011 and future periods will depend on a variety of factors, including changes in the deferred tax valuation allowance, as well as changes in our business such as acquisitions and intercompany transactions, changes in our international structure, changes in the geographic location of business functions or assets, changes in the geographic mix of income, changes in or termination of our agreements with tax authorities, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in our annual pre-tax income or loss. We incur certain tax expenses that do not decline proportionately with declines in our pre-tax consolidated income or loss. As a result, in absolute dollar terms, our tax provision will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.

Certain taxable temporary differences that are not expected to reverse during the carry forward periods permitted by tax law cannot be considered as a source of future taxable income that may be available to realize the benefit of deferred tax assets. For example, in determining the valuation allowance we recorded at June 30, 2009, we did not include as a source of future taxable income the taxable temporary difference related to the accumulated tax depreciation on our headquarters facilities in Redwood City, California. On July 13, 2009, we purchased our Redwood Shores headquarters facilities concurrent with the expiration and extinguishment of the lessor's financing agreements. These facilities were subject to lease obligations to non-affiliated parties which expired in July 2009, and had been accounted for as operating leases. The total amount paid under the terms of the leases was $247 million, of which $233 million related to the purchase price of the facilities and $14 million was for the loss on our lease obligation. Therefore, in the fiscal quarter ended September 30, 2009, we recorded a tax benefit of approximately $31 million, consisting of approximately $6 million related to the loss on our lease obligation and a $25 million reduction in our valuation allowance due to the inclusion of a significant portion of the remaining taxable temporary difference as a source of future taxable income.

The Worker, Homeownership and Business Assistance Act of 2009 ("the Act") was signed into law on November 6, 2009. The Act provides that taxpayers may elect to increase the carry back period for tax losses incurred in a taxable year beginning or ending in either 2008 or 2009. During the fiscal quarter ended December 31, 2009, we elected to increase the carry back period for tax losses incurred in fiscal year 2009. This election resulted in a reduction in the valuation allowance on our U.S. deferred tax assets due to an increase in the sources of taxable income from the extended carry back period. As a result, we recorded a tax benefit of approximately $28 million in the fiscal quarter ended December 31, 2009 for the reduction in the valuation allowance.

We historically have considered undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the United States and, accordingly, no U.S. taxes have been provided thereon. We currently intend to continue to indefinitely reinvest the undistributed earnings of our foreign subsidiaries outside of the United States.

Comparison of Fiscal 2009 to Fiscal 2008

Net Revenue

From a geographical perspective, our total Net Revenue for the fiscal years ended March 31, 2009 and 2008 was as follows (in millions):

	Year Ended March 31,							
	2009				2008			
	North America	Europe	Asia	Total	North America	Europe	Asia	Total
Net Revenue before Revenue Deferral	$2,362	$1,521	$203	$ 4,086	$2,100	$1,710	$210	$ 4,020
Revenue Deferral	(538)	(472)	(67)	(1,077)	(571)	(548)	(67)	(1,186)
Recognition of Revenue Deferral	588	540	75	1,203	413	379	39	831
Net Revenue	$2,412	$1,589	$211	$ 4,212	$1,942	$1,541	$182	$ 3,665

For fiscal year 2009, Net Revenue before Revenue Deferral was $4,086 million, driven by *Rock Band, FIFA 09,* and *Madden NFL 09.* Net Revenue before Revenue Deferral for fiscal year 2009 increased $66 million, or 2 percent, as compared to fiscal year 2008. From an operational perspective, this increase was primarily driven by (1) a $270 million increase from sales of Rock Band and (2) $115 million from sales of Spore, which was released in fiscal year 2009 with no comparable release in fiscal year 2008. These increases were partially offset by (1) a $183 million decrease from sales of The Sims and (2) a $146 million decrease from sales of The Simpsons, which was released in fiscal year 2008 with no comparable release in fiscal year 2009.

Revenue Deferral for fiscal year 2009 decreased $109 million, or 9 percent, as compared to fiscal year 2008. From an operational perspective, the decrease was primarily driven by (1) a $61 million decrease from sales of

FIFA Soccer, (2) a $54 million decrease from sales of Medal of Honor, (3) a $42 million decrease from sales of NBA Live, and (4) a $29 million decrease from sales of Army of Two™, which was released in fiscal year 2008 with no comparable release in fiscal year 2009. These decreases were partially offset by $87 million from sales of Spore.

The Recognition of Revenue Deferral for fiscal year 2009 increased $372 million, or 45 percent, as compared to fiscal year 2008. Starting in fiscal year 2008, since VSOE did not exist for our online service, we began to recognize all of the Net Revenue from bundled sales on a deferred basis over an estimated online service period, which generally is estimated to be six months beginning in the month after shipment. As a result, in fiscal year 2008 we recognized $831 million of Revenue Deferral related to packaged goods and digital content from fiscal year 2008 sales and did not have any recognition of Revenue Deferral related to packaged goods and digital content from fiscal year 2007 sales. However, in fiscal year 2009, we recognized revenue of $354 million from sales made in fiscal year 2008 and revenue of $849 million from sales made in fiscal year 2009. From an operational perspective, this increase was primarily driven by (1) $83 million from sales of Spore, (2) a $44 million increase from sales of Need for Speed, and (3) a $39 million increase from sales of Army of Two.

For fiscal year 2009, Net Revenue was $4,212 million, driven by *Rock Band, FIFA 09,* and *Rock Band 2*. Net Revenue for fiscal year 2009 increased $547 million, or 15 percent, as compared to fiscal year 2008. From an operational perspective, this increase was primarily driven by (1) a $270 million increase from sales of Rock Band and (2) $110 million from sales of Spore, and (3) an $82 million increase from sales of Battlefield.

North America

For fiscal year 2009, Net Revenue before Revenue Deferral in North America was $2,362 million, driven by *Rock Band 2*, *Madden NFL 09,* and *Rock Band.* Net Revenue before Revenue Deferral for fiscal year 2009 increased $262 million, or 12 percent, as compared to fiscal year 2008. From an operational perspective, this increase was primarily driven by (1) a $184 million increase from sales of Rock Band and (2) $63 million from sales of Spore.

Revenue Deferral for fiscal year 2009 decreased $33 million, or 6 percent, as compared to fiscal year 2008. From an operational perspective, the decrease was primarily driven by (1) a $28 million decrease from sales of NBA Live, (2) a $24 million decrease from sales of Madden NFL Football, (3) a $20 million decrease from sales of Medal of Honor, (4) a $16 million decrease from sales of FIFA Soccer, and (5) a $14 million decrease from sales of Army of Two. These decreases were partially offset by (1) $46 million from sales of Spore and (2) $21 million from sales of Warhammer.

The Recognition of Revenue Deferral for fiscal year 2009 increased $175 million, or 42 percent, as compared to fiscal year 2008. From an operational perspective, the increase was primarily driven by (1) $43 million from sales of Spore, (2) a $19 million increase from sales of Army of Two, and (3) $14 million from sales of Warhammer.

For fiscal year 2009, Net Revenue in North America was $2,412 million, driven by *Rock Band 2*, *Rock Band*, and *Madden NFL 09.* Net Revenue for fiscal year 2009 increased $470 million, or 24 percent, as compared to fiscal year 2008. From an operational perspective, this increase was primarily driven by (1) a $184 million increase from sales of Rock Band and (2) $60 million from sales of Spore.

Europe

For fiscal year 2009, Net Revenue before Revenue Deferral in Europe was $1,521 million, driven by *FIFA 09*, *Need for Speed Undercover*, and *Rock Band.* Net Revenue before Revenue Deferral for fiscal year 2009 decreased $189 million, or 11 percent, as compared to fiscal year 2008. From an operational perspective, this decrease was primarily driven by (1) a $123 million decrease from sales of The Sims, (2) a $91 million decrease from sales of The Simpsons, (3) a $69 million decrease from sales of Need for Speed, and (4) a $63 million decrease from sales of Harry Potter. These decreases were partially offset by (1) a $79 million increase from sales of Rock Band, (2) $45 million from sales of Spore, and (3) a $34 million increase from sales of FIFA Soccer. We estimate that foreign exchange rates (primarily the British pound sterling) decreased reported Net Revenue before Revenue Deferral by approximately $37 million, or 2 percent, for the fiscal year ended March 31, 2009 as compared to the fiscal year ended March 31, 2008. Excluding the effect of foreign exchange rates from Net Revenue before Revenue Deferral, we estimate that Net Revenue before Revenue Deferral decreased by approximately $152 million, or 9 percent, for the fiscal year ended March 31, 2009 as compared to the fiscal year ended March 31, 2008.

Revenue Deferral for fiscal year 2009 decreased by $76 million, or 14 percent, as compared to fiscal year 2008. From an operational perspective, the decrease was primarily driven by (1) a $46 million decrease from sales of FIFA Soccer, (2) a $29 million decrease from sales of Medal of Honor, (3) a $16 million decrease from sales of Crysis®, and (4) a $15 million decrease from sales of Burnout™. These decreases were partially offset by $36 million of sales from Spore.

The Recognition of Revenue Deferral for fiscal year 2009 increased $161 million, or 42 percent, as compared to fiscal year 2008. From an operational perspective, the increase was primarily driven by (1) $35 million from sales of Spore, (2) a $29 million increase from sales of Need for Speed, and (3) a $16 million increase from sales of Battlefield.

For fiscal year 2009, Net Revenue in Europe was $1,589 million, driven by *FIFA 09*, *Need for Speed Undercover*, and *Rock Band*. Net Revenue for fiscal year 2009 increased $48 million, or 3 percent, as compared to fiscal year 2008. From an operational perspective, this increase was primarily driven by (1) a $79 million increase from sales of Rock Band, (2) a $58 million increase from sales of FIFA Soccer, and (3) $44 million from sales of Spore. These increases were partially offset by a $123 million decrease from sales of The Sims. We estimate that foreign exchange rates (primarily the British pound sterling) decreased reported Net Revenue by approximately $19 million, or 1 percent, for the fiscal year ended March 31, 2009 as compared to the fiscal year ended March 31, 2008. Excluding the effect of foreign exchange rates from Net Revenue, we estimate that Net Revenue increased by approximately $67 million, or 4 percent, for the fiscal year ended March 31, 2009 as compared to the fiscal year ended March 31, 2008.

Asia

For fiscal year 2009, Net Revenue before Revenue Deferral in Asia was $203 million, driven by *FIFA 09*, *Need for Speed Undercover*, and *Battlefield: Bad Company*. Net Revenue before Revenue Deferral for fiscal year 2009 decreased by $7 million, or 3 percent, as compared to fiscal year 2008. From an operational perspective, this decrease was primarily driven by (1) an $11 million decrease from sales of The Simpsons and (2) a $10 million decrease from sales of Medal of Honor. These decreases were partially offset by (1) a $7 million increase from sales of FIFA Soccer and (2) a $6 million increase from sales of Rock Band. We estimate that foreign exchange rates (particularly the Australian dollar) decreased reported Net Revenue before Revenue Deferral by approximately $14 million, or 7 percent, for the fiscal year ended March 31, 2009 as compared to the fiscal year ended March 31, 2008. Excluding the effect of foreign exchange rates from Net Revenue before Revenue Deferral, we estimate that Net Revenue before Revenue Deferral increased by approximately $7 million, or 4 percent, for the fiscal year ended March 31, 2009 as compared to the fiscal year ended March 31, 2008.

Revenue Deferral for fiscal year 2009 remained unchanged as compared to fiscal year 2008.

The Recognition of Revenue Deferral for fiscal year 2009 increased $36 million, or 92 percent, as compared to fiscal year 2008. From a franchise perspective, the increase was primarily driven by (1) a $6 million increase from sales of Need for Speed, (2) a $5 million increase from sales of FIFA Soccer, and (3) $5 million from sales of Spore.

For fiscal year 2009, Net Revenue in Asia was $211 million, driven by *FIFA 09*, *Need for Speed Undercover*, and *Need for Speed ProStreet*. Net Revenue for fiscal year 2009 increased by $29 million, or 16 percent, as compared to fiscal year 2008. From an operational perspective, this increase was primarily driven by (1) an $11 million increase from sales of FIFA Soccer, (2) a $7 million increase from sales of Battlefield, and (3) a $6 million increase from sales of Rock Band. We estimate that foreign exchange rates (particularly the Australian dollar) decreased reported Net Revenue by approximately $10 million, or 5 percent, for the fiscal year ended March 31, 2009 as compared to the fiscal year ended March 31, 2008. Excluding the effect of foreign exchange rates from Net Revenue, we estimate that Net Revenue increased by approximately $39 million, or 21 percent, for the fiscal year ended March 31, 2009 as compared to the fiscal year ended March 31, 2008.

Non-GAAP Financial Measures

See "Non-GAAP Financial Measures" above for more information on our use of Net Revenue before Revenue Deferral as a measure of our operating results.

Cost of Goods Sold

Cost of goods sold for our packaged-goods business consists of (1) product costs, (2) certain royalty expenses for celebrities, professional sports and other organizations and independent software developers, (3) manufacturing royalties, net of volume discounts and other vendor reimbursements, (4) expenses for defective products, (5) write-offs of post-launch prepaid royalty costs, (6) amortization of certain intangible assets, (7) personnel-related costs, and (8) distribution costs. We generally recognize volume discounts when they are earned from the manufacturer (typically in connection with the achievement of unit-based milestones), whereas other vendor reimbursements are generally recognized as the related revenue is recognized. Cost of goods sold for our online products consists primarily of data center and bandwidth costs associated with hosting our web sites, credit card fees and royalties for use of third-party properties. Cost of goods sold for our web site advertising business primarily consists of server costs.

Cost of goods sold for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	% Change	Change as a % of Net Revenue
$2,127	50.5%	$1,805	49.3%	17.8%	1.2%

For fiscal year 2009, cost of goods sold increased by 1.2 percent as a percentage of total net revenue as compared to fiscal year 2008. This increase was primarily due to:

- A greater percentage of net revenue from co-publishing and distribution products, which have a lower margin, as compared to our EA studio products,
- An increase in price protection taken or expected to be taken for products already sold,
- An increase in our inventory write-downs as a result of future expected demand for our products, and
- Losses on intellectual property licensor agreements.

The overall increase in cost of goods sold as a percentage of net revenue was mitigated by an increase of $372 million in the Recognition of Revenue Deferral and a $109 million decrease in the Revenue Deferral, as discussed in the "Net Revenue" section above, which decreased the cost of goods sold as a percent of total net revenue by approximately 6 percent.

Marketing and Sales

Marketing and sales expenses consist of personnel-related costs, related overhead costs and advertising, marketing and promotional expenses, net of qualified advertising cost reimbursements from third parties.

Marketing and sales expenses for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$691	16%	$588	16%	$103	18%

Marketing and sales expenses increased by $103 million, or 18 percent, in fiscal year 2009, as compared to fiscal year 2008. The increase was primarily due to (1) an increase of $85 million in marketing, advertising and promotional expenses primarily to support our launch of new franchises and incremental spending on established franchises and (2) a $17 million increase in additional personnel-related costs primarily resulting from an increase in headcount prior to actions taken under our fiscal 2009 restructuring.

Marketing and sales expenses included vendor reimbursements for advertising expenses of $31 million and $54 million in fiscal years 2009 and 2008, respectively.

General and Administrative

General and administrative expenses consist of personnel and related expenses of executive and administrative staff, related overhead costs, fees for professional services such as legal and accounting, and allowances for doubtful accounts.

General and administrative expenses for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$332	8%	$339	9%	$(7)	(2%)

General and administrative expenses decreased by $7 million, or 2 percent, in fiscal year 2009, as compared to fiscal year 2008 primarily due to a decrease in facilities-related expenses of $14 million, partially offset by an increase of $9 million in stock-based compensation expense.

Research and Development

Research and development expenses consist of expenses incurred by our production studios for personnel-related costs, related overhead costs, contracted services, depreciation and any impairment of prepaid royalties for pre-launch products. Research and development expenses for our online business include expenses incurred by our studios consisting of direct development and related overhead costs in connection with the development and production of our online games. Research and development expenses also include expenses associated with the development of web site content, software licenses and maintenance, network infrastructure and management overhead.

Research and development expenses for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$1,359	32%	$1,145	31%	$214	19%

Research and development expenses increased by $214 million, or 19 percent, in fiscal year 2009, as compared to fiscal year 2008. The increase was primarily due to (1) higher external development costs of $120 million due to a greater number of projects in development as compared to the prior year and the recognition of costs related to our acquisition of VGH for all of fiscal year 2009 compared to approximately three months in fiscal year 2008, (2) an increase of $66 million in additional personnel-related costs primarily resulting from an increase in headcount prior to actions taken under our fiscal 2009 restructuring, (3) an increase of $43 million in stock-based compensation expense, and (4) an increase in facilities-related expenses of $8 million to support our research and development functions worldwide. These increases were partially offset by a decrease of $26 million in incentive-based compensation expense.

Goodwill Impairment

Adverse economic conditions, including the decline in our market capitalization and our expected financial performance at the time, indicated that a potential impairment of goodwill existed during the fiscal year ended March 31, 2009. As a result, we performed goodwill impairment tests for our reporting units. As a result of the goodwill impairment analysis, we determined that our EA Mobile reporting unit's goodwill was impaired. Substantially all of our goodwill associated with our EA Mobile reporting unit was derived from our fiscal 2006 acquisition of JAMDAT Mobile Inc. During the fiscal year ended March 31, 2009, we recorded a goodwill impairment charge of $368 million related to our EA Mobile reporting unit.

Restructuring Charges

Restructuring charges for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$80	2%	$103	3%	$(23)	(22%)

Fiscal 2009 Restructuring

In fiscal year 2009, we announced details of a cost reduction plan as a result of our performance combined with the economic environment. This plan includes a narrowing of our product portfolio, a reduction in our worldwide workforce of approximately 11 percent, or 1,100 employees, the closure of 10 facilities, and reductions in other variable costs and capital expenditures.

During fiscal year 2009, we incurred $41 million of restructuring charges, of which $32 million was for employee-related expenses and $7 million was for facilities-related expenses.

Fiscal 2008 Reorganization

During fiscal year 2009, we incurred $34 million of reorganization charges, of which $22 million was for facilities-related expenses and $12 million related to other expenses, including contracted services costs to assist in the reorganization of our business support functions. During the fiscal year 2008, we incurred $97 million of reorganization charges, of which $58 million was for facilities-related expenses, $27 million was other expenses including contracted services costs to assist in the reorganization of our business support functions, and $12 million was employee-related expenses.

Amortization of Intangibles

Amortization of intangibles for fiscal years 2009 and 2008 was as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$58	1%	$34	1%	$24	71%

Amortization of intangibles increased by $24 million, or 71 percent, in fiscal year 2009, as compared to fiscal year 2008, primarily due to the amortization of intangibles related to our acquisition of VGH.

Certain Abandoned Acquisition-Related Costs

Certain abandoned acquisition-related costs consist of costs we incurred in connection with the abandoned acquisition of Take-Two. On August 18, 2008, we allowed our tender offer for Take-Two shares to expire and on September 14, 2008, we announced that we had terminated discussions with Take-Two. As a result, during the fiscal year ended March 31, 2009, we recognized $21 million in related costs consisting of legal, banking and other consulting fees.

Acquired In-Process Technology

Acquired in-process technology includes the value of products in the development stage that are not considered to have reached technological feasibility or have an alternative future use. Accordingly, prior to the adoption of FASB ASC 805, upon consummation of an acquisition, we generally incurred a charge for the related acquired in-process technology, as reflected in our Consolidated Statements of Operations. See Note 5 of the Notes to Consolidated Financial Statements included in Item 8 of this report.

Acquired in-process technology charges for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$3	—	$138	4%	$(135)	(98%)

Acquired in-process technology decreased by $135 million, or 98 percent, in fiscal year 2009 as compared to fiscal year 2008, primarily due to the charge of $138 million related to our acquisition of VGH in fiscal year 2008.

Losses on Strategic Investments, Net

Losses on strategic investments, net for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$(62)	(1%)	$(118)	(3%)	$56	(47%)

During the fiscal year ended March 31, 2009, losses on strategic investments, net decreased by $56 million, or 47 percent, as compared to the year ended March 31, 2008. We recognized (1) a $40 million impairment charge on our investments in Neowiz's common and preferred shares and (2) a $27 million impairment charge on our investment in The9 during the fiscal year ended March 31, 2009. These charges were partially offset by a $5 million dividend received from our investment in The9.

During the fiscal year ended March 31, 2008, we recognized (1) an $81 million impairment charge on our investment in The9 and (2) a $37 million impairment charge on our investments in Neowiz Corporation's common and preferred shares.

Interest and Other Income, Net

Interest and other income, net, for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$34	1%	$98	3%	$(64)	(65%)

For fiscal year 2009, interest and other income, net, decreased by $64 million, or 65 percent, as compared to fiscal year 2008, primarily due to a decrease in interest income resulting from lower yields on our cash, cash equivalents and short-term investment balances.

Income Taxes

Income tax provision (benefit) for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	Effective Tax Rate	March 31, 2008	Effective Tax Rate	% Change
$233	27.2%	$(53)	(10.3%)	(540%)

In fiscal year 2009, we recorded a tax provision instead of a tax benefit on the pre-tax loss due primarily to the deferred tax valuation allowance. Our effective income tax provision rate was 27.2 percent for fiscal year 2009. Our effective income tax was a benefit of 10.3 percent for fiscal year 2008. In fiscal year 2009, our effective tax rate differed from the U.S. statutory tax rate of 35.0 percent due primarily to the deferred tax valuation allowance, non-deductible goodwill impairment, non-deductible stock-based compensation expenses, non-deductible losses on strategic investments, losses in jurisdictions with tax rates lower than the U.S. rate of 35.0 percent, and a loss on facility impairment for which the future tax benefit is uncertain and not more likely than not to be realized. In fiscal year 2008, our effective income tax rate differed from the U.S. statutory rate of 35.0 percent due primarily to non-deductible acquisition-related costs, losses on strategic investments, a loss on facility impairment for which the future tax benefit is uncertain and not more likely than not to be realized, and certain non-deductible stock-based compensation expenses.

Impact of Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, *Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements*. This guidance modifies the fair value requirements of FASB ASC subtopic 605-25, *Revenue Recognition-Multiple Element Arrangements*, by allowing the use of the "best estimate of selling price" in addition to vendor specific objective evidence and third-party evidence for determining the selling price of a deliverable. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence, (b) third-party evidence, or (c) estimated selling prices. In addition, the residual method of allocating arrangement consideration is no longer permitted. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. We do not expect the adoption of ASU 2009-13 to have a material impact on our Consolidated Financial Statements.

In October 2009, the FASB issued ASU 2009-14, *Software (Topic 985) — Certain Revenue Arrangements that Include Software Elements*. This guidance modifies the scope of FASB ASC subtopic 965-605, *Software-Revenue Recognition*, to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010. We do not expect the adoption of ASU 2009-14 to have a material impact on our Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)	As of March 31, 2010	As of March 31, 2009	Decrease
Cash and cash equivalents	$1,273	$1,621	$(348)
Short-term investments	432	534	(102)
Marketable equity securities	291	365	(74)
Total	$1,996	$2,520	$(524)
Percentage of total assets	43%	54%	

(In millions)	Year Ended March 31, 2010	Year Ended March 31, 2009	Increase / (Decrease)
Cash provided by operating activities	$ 152	$ 12	$ 140
Cash provided by (used in) investing activities	(572)	23	(595)
Cash provided by financing activities	53	91	(38)
Effect of foreign exchange on cash and cash equivalents	19	(58)	77
Net increase (decrease) in cash and cash equivalents	$ (348)	$ 68	$(416)

Changes in Cash Flow

During fiscal year 2010, we generated $152 million of cash from operating activities as compared to generating $12 million for fiscal year 2009. The increase in cash provided by operating activities for fiscal year 2010 as compared to fiscal year 2009 was primarily due to decreases in personnel-related costs and external development and contracted services as part of our cost reduction initiatives, as well as a reduction in incentive-based compensation payments.

For fiscal year 2010, we generated $710 million of cash proceeds from maturities and sales of short-term investments. Our primary use of cash in non-operating activities consisted of (1) $611 million used to purchase short-term investments, (2) $305 million in capital expenditures, of which $233 million was used to purchase our Redwood Shores headquarters facilities, (3) $283 million used for acquisitions, of which $275 million, net of cash acquired, was used to fund our acquisition of Playfish, and (4) a $100 million increase in acquisition-related restricted cash for contingent consideration in connection with our acquisition of Playfish.

Short-term Investments and Marketable Equity Securities

Due to our mix of fixed and variable rate securities, our short-term investment portfolio is susceptible to changes in short-term interest rates. As of March 31, 2010, our short-term investments had gross unrealized gains of $2 million, or less than 1 percent of the total in short-term investments, and gross unrealized losses of less than $1 million, or less than 1 percent of the total in short-term investments. From time to time, we may liquidate some or all of our short-term investments to fund operational needs or other activities, such as capital expenditures, business combinations or stock repurchase programs. Depending on which short-term investments we liquidate to fund these activities, we could recognize a portion, or all, of the gross unrealized gains or losses.

The fair value of our marketable equity securities decreased to $291 million as of March 31, 2010, from $365 million as of March 31, 2009. This decrease was due to (1) a $31 million decrease in the unrealized gains on our investments, (2) impairment charges of $26 million recognized on our investment in The9, and (3) a $17 million decrease in the cost basis of our investment in The9 resulting from the sale of a portion of this investment.

Receivables, Net

Our gross accounts receivable balances were $423 million and $333 million as of March 31, 2010 and 2009, respectively. The increase in our accounts receivable balance was primarily due to higher sales volumes in the fourth quarter of fiscal year 2010 as compared to the fourth quarter of fiscal year 2009. Reserves for sales returns, pricing allowances and doubtful accounts as of March 31, 2010 and 2009 was flat at $217 million. As a percentage of trailing nine month net revenue, reserves increased from 6 percent as of March 31, 2009, to 7 percent as of March 31, 2010. We believe these reserves are adequate based on historical experience and our current estimate of potential returns, pricing allowances and doubtful accounts.

Inventories

Inventories decreased to $100 million as of March 31, 2010 from $217 million as of March 31, 2009, primarily as a result of lower Rock Band inventory.

Other Current Assets and Other Assets

Other current assets increased to $239 million as of March 31, 2010, from $216 million as of March 31, 2009, while other assets increased to $175 million as of March 31, 2010 from $115 million as of March 31, 2009. Other current assets and other assets combined, increased by $83 million primarily due to a $100 million increase in acquisition-related restricted cash for contingent consideration in connection with our acquisition of Playfish.

Accounts Payable

Accounts payable decreased to $91 million as of March 31, 2010, from $152 million as of March 31, 2009, primarily due to payments related to our inventory purchases and royalty payables.

Accrued and Other Current Liabilities

Our accrued and other current liabilities decreased to $717 million as of March 31, 2010 from $723 million as of March 31, 2009. The $6 million decrease was primarily due to a $93 million decrease in accrued royalties. This decrease was partially offset by (1) a $39 million increase in contingent consideration in connection with our acquisition of Playfish and (2) an increase of $35 million in our accrued compensation and benefits.

Deferred income taxes, net

Our net deferred income tax asset position increased by $22 million as of March 31, 2010 as compared to March 31, 2009 primarily due to (1) an increase of $12 million for tax credit and loss carryovers in Canada and the United Kingdom and (2) a net increase of $5 million in U.S. deferred taxes for decreases in the valuation allowance offset by changes in the netting of deferred taxes with liabilities for unrecognized tax benefits.

Financial Condition

We believe that cash, cash equivalents, short-term investments, marketable equity securities, cash generated from operations and available financing facilities will be sufficient to meet our operating requirements for at least the next twelve months, including working capital requirements, capital expenditures and, potentially, future acquisitions or strategic investments. We may choose at any time to raise additional capital to strengthen our financial position, facilitate expansion, pursue strategic acquisitions and investments or to take advantage of business opportunities as they arise. There can be no assurance, however, that such additional capital will be available to us on favorable terms, if at all, or that it will not result in substantial dilution to our existing stockholders.

The loan financing arrangements supporting our Redwood City headquarters leases, described in the "Off-Balance Sheet Commitments" section below, expired in July 2009. On July 13, 2009, we purchased our Redwood Shores headquarters facilities comprised of approximately 660,000 square feet concurrent with the expiration and extinguishment of the lessor's financing agreements. These facilities were subject to lease obligations to non-affiliated parties, which expired in July 2009, and had previously been accounted for as operating leases. The total amount paid under the terms of the leases was $247 million, of which $233 million related to the purchase price of the facilities and $14 million was for the loss on our lease obligation.

As of March 31, 2010, approximately $734 million of our cash, cash equivalents, and short-term investments and $161 million of our marketable equity securities were domiciled in foreign tax jurisdictions. While we have no plans to repatriate these funds to the United States in the short term, if we choose to do so, we would be required to accrue and pay additional taxes on any portion of the repatriation where no United States income tax had been previously provided.

We have a "shelf" registration statement on Form S-3 on file with the SEC. This shelf registration statement, which includes a base prospectus, allows us at any time to offer any combination of securities described in the prospectus in one or more offerings. Unless otherwise specified in a prospectus supplement accompanying the base prospectus, we would use the net proceeds from the sale of any securities offered pursuant to the shelf registration statement for general corporate purposes, including for working capital, financing capital expenditures, research and development, marketing and distribution efforts and, if opportunities arise, for acquisitions or strategic alliances. Pending such uses, we may invest the net proceeds in interest-bearing securities. In addition, we may conduct concurrent or other financings at any time.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, those related to customer demand and acceptance of our products, our ability to collect our accounts receivable as they become due, successfully achieving our product release schedules and attaining our forecasted sales objectives, the impact of acquisitions and other strategic transactions in which we may engage, the impact of competition, economic conditions in the United States and abroad, the seasonal and cyclical nature of our business and operating results, risks of product returns and the other risks described in the "Risk Factors" section, included in Part I, Item 1A of this report.

Contractual Obligations and Commercial Commitments

Development, Celebrity, League and Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers.

In addition, we have certain celebrity, league and content license contracts that contain minimum guarantee payments and marketing commitments that may not be dependent on any deliverables. Celebrities and organizations with whom we have contracts include: FIFA, FIFPRO Foundation, FAPL (Football Association Premier League Limited), and DFL Deutsche Fußball Liga GmbH (German Soccer League) (professional soccer); National Basketball Association (professional basketball); PGA TOUR and Tiger Woods (professional golf); National Hockey League and NHL Players' Association (professional hockey); Warner Bros. (Harry Potter); National Football League Properties, PLAYERS Inc., and Red Bear Inc. (professional football); Collegiate Licensing Company (collegiate football and basketball); ESPN (content in EA SPORTS games); Hasbro, Inc. (most of Hasbro's toy and game intellectual properties); and the Estate of Robert Ludlum (Robert Ludlum novels and films). These developer and content license commitments represent the sum of (1) the cash payments due under non-royalty-bearing licenses and services agreements and (2) the minimum guaranteed payments and advances against royalties due under royalty-bearing licenses and services agreements, the majority of which are conditional upon performance by the counterparty. These minimum guarantee payments and any related marketing commitments are included in the table below.

The following table summarizes our minimum contractual obligations as of March 31, 2010, and the effect we expect them to have on our liquidity and cash flow in future periods (in millions):

	Contractual Obligations				
Fiscal Year Ending March 31,	Leases[a]	Developer/ Licensor Commitments[b]	Marketing	Other Purchase Obligations	Total
2011	$ 46	$ 253	$ 91	$ 2	$ 392
2012	39	244	53	1	337
2013	32	164	47	—	243
2014	23	12	27	—	62
2015	18	13	15	—	46
Thereafter	23	607	92	—	722
Total	$181	$1,293	$325	$ 3	$1,802

(a) See discussion on operating leases in the "Off-Balance Sheet Commitments" section below for additional information. Lease commitments have not been reduced by minimum sub-lease rentals for unutilized office space resulting from our reorganization activities of approximately $13 million due in the future under non-cancelable sub-leases.

(b) Developer/licensor commitments include $13 million of commitments that have been recorded in current and long-term liabilities and a corresponding amount in current and long-term assets in our Consolidated Balance Sheet as of March 31, 2010 because payment is not contingent upon performance by the developer or licensor.

The amounts represented in the table above reflect our minimal cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be expensed in our Consolidated Financial Statements.

In addition to what is included in the table above as of March 31, 2010, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $277 million, of which approximately $35 million is offset by prior cash deposits to tax authorities for issues pending resolution. For the remaining liability, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

In connection with our acquisition of Playfish on November 9, 2009, we may be required to pay additional variable cash consideration that is contingent upon the achievement of certain performance milestones through December 31, 2011. The additional consideration is limited to a maximum of $100 million.

Subsequent to March 31, 2010, we entered into various licensor and development agreements with third parties, which contingently commits us to pay up to $170 million at various dates through fiscal year 2016. No single licensor and development agreement represented greater than one-third of the total $170 million.

Related Person Transaction

Prior to becoming Chief Executive Officer of Electronic Arts, John Riccitiello was a co-founder and Managing Partner of Elevation Partners, L.P., and also served as Chief Executive Officer of VGH, which we acquired in January 2008. At the time of the acquisition, Mr. Riccitiello held an indirect financial interest in VGH resulting from his interest in the entity that controlled Elevation Partners, L.P. and his interest in a limited partner of Elevation Partners, L.P. Elevation Partners, L.P. was a significant stockholder of VGH. As a result of the acquisition, Mr. Riccitiello's financial returns related to these interests, including returns of deemed capital contributions, were $2.4 million through May 2008 (some of which Mr. Riccitiello could be required to return depending on the performance of the Elevation entities). Mr. Riccitiello has not received any additional payments related to the VGH acquisition to date. However, he could receive up to an additional $1.6 million plus any interest or other amounts earned thereon. This amount could be reduced, however, by a variety of factors, including investment losses of Elevation, if any, as well as certain expenses of Elevation that could offset partnership profits. Upon his separation from Elevation Partners, L.P., Mr. Riccitiello ceased to have any further control or influence over these factors.

From the commencement of negotiations with VGH, at the direction of EA's Board of Directors, EA's Audit Committee engaged directly with EA management (independently from Mr. Riccitiello) to analyze and consider the potential benefits, risks and material terms of the acquisition. EA's Board of Directors approved the acquisition after reviewing with EA's management and members of the Audit Committee the terms of the acquisition and the potential benefits and risks thereof, as well as Mr. Riccitiello's personal financial interest in VGH and the acquisition. Mr. Riccitiello recused himself from the Board of Directors meeting during the Board's deliberation of the acquisition and he did not vote on the acquisition.

OFF-BALANCE SHEET COMMITMENTS

Lease Commitments

As of March 31, 2010, we leased certain of our current facilities, furniture and equipment under non-cancelable operating lease agreements. We were required to pay property taxes, insurance and normal maintenance costs for certain of these facilities and any increases over the base year of these expenses on the remainder of our facilities.

On July 13, 2009, we purchased our Redwood Shores headquarters facilities comprised of approximately 660,000 square feet concurrent with the expiration and extinguishment of the lessor's financing agreements. These facilities were subject to lease obligations to non-affiliated parties, which expired in July 2009, and had previously been accounted for as operating leases. The total amount paid under the terms of the leases was $247 million, of which $233 million related to the purchase price of the facilities and $14 million was for the loss on our lease obligation. Subsequent to our purchase, we classified the facilities on our Consolidated Balance Sheet as property and equipment, net and depreciate the facilities acquired, excluding land, on a straight-line basis over the estimated useful lives.

Director Indemnity Agreements

We entered into indemnification agreements with each of the members of our Board of Directors at the time they joined the Board to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors are sued or charged as a result of their service as members of our Board of Directors.

INFLATION

We believe the impact of inflation on our results of operations has not been significant in any of the past three fiscal years.

Item 7A: *Quantitative and Qualitative Disclosures About Market Risk*

MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and market prices, which have experienced significant volatility in light of the global economic downturn. Market risk is the potential loss arising from changes in market rates and market prices. We employ established policies and practices to manage these risks. Foreign currency option and forward contracts are used to hedge anticipated exposures or mitigate some existing exposures subject to foreign exchange risk as discussed below. While we do not hedge our short-term investment portfolio, we protect our short-term investment portfolio against different market risks, including interest rate risk as discussed below. Our cash and cash equivalents portfolio consists of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase. We also do not currently hedge our market price risk relating to our marketable equity securities and we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

Cash Flow Hedging Activities. From time to time, we hedge a portion of our foreign currency risk related to forecasted foreign-currency-denominated sales and expense transactions by purchasing foreign currency option contracts that generally have maturities of 15 months or less. These transactions are designated and qualify as cash flow hedges. The derivative assets associated with our hedging activities are recorded at fair value in other current assets in our Consolidated Balance Sheets. The effective portion of gains or losses resulting from changes in fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income in stockholders' equity. The gross amount of the effective portion of gains or losses resulting from changes in fair value of these hedge is subsequently reclassified into net revenue or research and development expenses, as appropriate in the period when the forecasted transaction is recognized in our Consolidated Statements of Operations. In the event that the gains or losses in accumulated other comprehensive income are deemed to be ineffective, the ineffective portion of gains or losses resulting from changes in fair value, if any, is reclassified to interest and other income, net, in our Consolidated Statements of Operations. In the event that the underlying forecasted transactions do not occur, or it becomes remote that they will occur, within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified from accumulated other comprehensive income to interest and other income, net, on our Consolidated Statements of Operations. Our hedging programs are designed to reduce, but do not entirely eliminate the impact of currency exchange rate movements in net revenue and research and development expenses. As of March 31, 2010, we had foreign currency option contracts to purchase approximately $18 million in foreign currency and to sell approximately $30 million of foreign currencies. All of the foreign currency option contracts outstanding as of March 31, 2010 will mature in the next 12 months. As of March 31, 2009, we had foreign currency option contracts to purchase approximately $19 million in foreign currency and to sell approximately $65 million of foreign currencies. As of March 31, 2010 and 2009, these foreign currency option contracts outstanding had a total fair value of $2 million in each year and are included in other current assets.

Balance Sheet Hedging Activities. We use foreign currency forward contracts to mitigate foreign currency risk associated with foreign-currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. The foreign currency forward contracts generally have a contractual term of three months or less and are transacted near month-end. Our foreign currency forward contracts are not designated as hedging instruments, and are accounted for as derivatives whereby the fair value of the contracts is reported as other current assets or other current liabilities in our Consolidated Balance Sheets, and gains and losses from changes in fair value are reported in interest and other income, net, in our Consolidated Statements of Operations. The gains and losses on these foreign currency forward contracts generally offset the gains and losses on the underlying foreign-currency-denominated monetary assets and liabilities, which are also reported in interest and other income, net, in our Consolidated Statements of Operations. In certain cases, the amount of such gains and losses will significantly differ from the amount of gains and losses recognized on the underlying foreign-currency-denominated monetary asset or liability, in which case our results will be impacted. As of March 31, 2010, we had foreign currency forward contracts to purchase and sell approximately $431 million in foreign currencies. Of this amount, $293 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $127 million to purchase foreign currency in exchange for U.S. dollars and $11 million to sell foreign currency in exchange for British pounds sterling. As of March 31, 2009, we had foreign currency forward contracts to purchase and sell approximately $63 million in foreign currencies. Of this amount, $53 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $7 million to purchase foreign currencies in exchange for U.S. dollars and $3 million to sell foreign currencies in exchange for British pounds sterling. The fair value of our foreign currency forward contracts was immaterial as of March 31, 2010 and March 31, 2009.

We believe the counterparties to these foreign currency forward and foreign currency option contracts are creditworthy multinational commercial banks. While we believe the risk of counterparty nonperformance is not material, the disruption in the global financial markets has impacted some of the financial institutions with which we do business. A sustained decline in the financial stability of financial institutions as a result of the disruption in the financial markets could affect our ability to secure credit-worthy counterparties for our foreign currency hedging programs.

Notwithstanding our efforts to mitigate some foreign currency exchange rate risks, there can be no assurance that our hedging activities will adequately protect us against the risks associated with foreign currency fluctuations. As of March 31, 2010, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 15 percent would have resulted in potential declines in the fair value of the premiums on our foreign currency option contracts used in cash flow hedging of $1 million in both scenarios. A hypothetical adverse foreign currency exchange rate movement of 10 percent or 15 percent would have resulted in potential losses on our foreign currency forward contracts used in balance sheet hedging of $42 million and $63 million, respectively, as of March 31, 2010. This sensitivity analysis assumes a parallel adverse shift of all foreign currency exchange rates against the U.S. dollar; however, all foreign currency exchange rates do not always move in such manner and actual results may differ materially.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term investment portfolio. We manage our interest rate risk by maintaining an investment portfolio generally consisting of debt instruments of high credit quality and relatively short maturities. However, because short-term investments mature relatively quickly and are required to be reinvested at the then current market rates, interest income on a portfolio consisting of short-term investments is more subject to market fluctuations than a portfolio of longer term investments. Additionally, the contractual terms of the investments do not permit the issuer to call, prepay or otherwise settle the investments at prices less than the stated par value. Our investments are held for purposes other than trading. Also, we do not use derivative financial instruments in our short-term investment portfolio.

As of March 31, 2010 and 2009, our short-term investments were classified as available-for-sale securities and, consequently, were recorded at fair market value with unrealized gains or losses resulting from changes in fair value reported as a separate component of accumulated other comprehensive income, net of any tax effects, in stockholders' equity. Our portfolio of short-term investments consisted of the following investment categories, summarized by fair value as of March 31, 2010 and 2009 (in millions):

	As of March 31,	
	2010	2009
Corporate bonds	$233	$131
U.S. agency securities	115	109
U.S. Treasury securities	83	200
Commercial paper	1	79
Asset-backed securities	—	15
Total short-term investments	$432	$534

Notwithstanding our efforts to manage interest rate risks, there can be no assurance that we will be adequately protected against risks associated with interest rate fluctuations. At any time, a sharp change in interest rates could have a significant impact on the fair value of our investment portfolio. The following table presents the hypothetical changes in fair value in our short-term investment portfolio as of March 31, 2010, arising from potential changes in interest rates. The modeling technique estimates the change in fair value from immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS.

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value as of March 31, 2010	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
(In millions)	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Corporate bonds	$237	$236	$234	$233	$231	$229	$228
U.S. agency securities	117	116	115	115	114	114	113
U.S. Treasury securities	85	85	84	83	83	82	82
Commercial paper	1	1	1	1	1	1	1
Total short-term investments	$440	$438	$434	$432	$429	$426	$424

The following table presents the hypothetical changes in fair value in our short-term investment portfolio as of March 31, 2009, arising from selected potential changes in interest rates.

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value as of March 31, 2009	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
(In millions)	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
U.S. Treasury securities	$205	$203	$201	$200	$198	$196	$194
Corporate bonds	134	133	132	131	130	129	128
U.S. agency securities	111	110	110	109	109	108	108
Commercial paper	80	80	80	79	79	79	79
Asset-backed securities	15	15	15	15	15	15	15
Total short-term investments	$545	$541	$538	$534	$531	$527	$524

Market Price Risk

The fair value of our marketable equity securities in publicly traded companies is subject to market price volatility and foreign currency risk for investments denominated in foreign currencies. As of March 31, 2010 and March 31, 2009, our marketable equity securities were classified as available-for-sale securities and, consequently, were recorded in our Consolidated Balance Sheets at fair market value with unrealized gains or losses resulting from changes in fair value reported as a separate component of accumulated other comprehensive income, net of any tax effects, in stockholders' equity. The fair value of our marketable equity securities was $291 million and $365 million as of March 31, 2010 and March 31, 2009, respectively.

Our marketable equity securities have been, and may continue to be, adversely impacted by volatility in the public stock markets. At any time, a sharp change in market prices in our investments in marketable equity securities could have a significant impact on the fair value of our investments. The following table presents hypothetical changes in the fair value of our marketable equity securities as of March 31, 2010, arising from changes in market prices of plus or minus 25 percent, 50 percent and 75 percent.

	Valuation of Securities Given an X Percentage Decrease in Each Stock's Market Price			Fair Value as of March 31, 2010	Valuation of Securities Given an X Percentage Increase in Each Stock's Market Price		
(In millions)	(75%)	(50%)	(25%)		25%	50%	75%
Marketable equity securities	$73	$146	$218	$291	$364	$437	$509

The following table presents hypothetical changes in the fair value of our marketable equity securities as of March 31, 2009, arising from changes in market prices of plus or minus 25 percent, 50 percent and 75 percent.

	Valuation of Securities Given an X Percentage Decrease in Each Stock's Market Price			Fair Value as of March 31, 2009	Valuation of Securities Given an X Percentage Increase in Each Stock's Market Price		
(In millions)	(75%)	(50%)	(25%)		25%	50%	75%
Marketable equity securities	$91	$182	$274	$365	$456	$547	$638

Item 8: ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

Other financial statement schedules have been omitted because the information called for in them is not required or has already been included in either the Consolidated Financial Statements or the notes thereto.


Annual Report

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except par value data)	March 31, 2010	March 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$1,273	$1,621
Short-term investments	432	534
Marketable equity securities	291	365
Receivables, net of allowances of $217 in each year	206	116
Inventories	100	217
Deferred income taxes, net	44	51
Other current assets	239	216
Total current assets	2,585	3,120
Property and equipment, net	537	354
Goodwill	1,093	807
Acquisition-related intangibles, net	204	221
Deferred income taxes, net	52	61
Other assets	175	115
TOTAL ASSETS	$4,646	$4,678
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 91	$ 152
Accrued and other current liabilities	717	723
Deferred net revenue (packaged goods and digital content)	766	261
Total current liabilities	1,574	1,136
Income tax obligations	242	268
Deferred income taxes, net	2	42
Other liabilities	99	98
Total liabilities	1,917	1,544
Commitments and contingencies (See Note 11)		
Stockholders' equity:		
Preferred stock, $0.01 par value. 10 shares authorized	—	—
Common stock, $0.01 par value. 1,000 shares authorized; 330 and 323 shares issued and outstanding, respectively	3	3
Paid-in capital	2,375	2,142
Retained earnings	123	800
Accumulated other comprehensive income	228	189
Total stockholders' equity	2,729	3,134
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,646	$4,678

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)	Year Ended March 31, 2010	2009	2008
Net revenue	$3,654	$ 4,212	$3,665
Cost of goods sold	1,866	2,127	1,805
Gross profit	1,788	2,085	1,860
Operating expenses:			
Marketing and sales	730	691	588
General and administrative	320	332	339
Research and development	1,229	1,359	1,145
Restructuring charges	140	80	103
Amortization of intangibles	53	58	34
Acquisition-related contingent consideration	2	—	—
Goodwill impairment	—	368	—
Certain abandoned acquisition-related costs	—	21	—
Acquired in-process technology	—	3	138
Total operating expenses	2,474	2,912	2,347
Operating loss	(686)	(827)	(487)
Losses on strategic investments, net	(26)	(62)	(118)
Interest and other income, net	6	34	98
Loss before provision for (benefit from) income taxes	(706)	(855)	(507)
Provision for (benefit from) income taxes	(29)	233	(53)
Net loss	$ (677)	$(1,088)	$ (454)
Net loss per share:			
Basic and Diluted	$ (2.08)	$ (3.40)	$ (1.45)
Number of shares used in computation:			
Basic and Diluted	325	320	314

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

(In millions, share data in thousands)

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Earnings	Income	Equity
Balances as of March 31, 2007	311,038	$ 3	$1,412	$ 2,323	$ 294	$ 4,032
Cumulative effect of adjustments resulting from the adoption of FASB ASC 740	—	—	14	19	—	33
Adjusted balances as of March 31, 2007	311,038	$ 3	$1,426	$ 2,342	$ 294	$ 4,065
Net loss	—	—	—	(454)	—	(454)
Change in unrealized gains (losses) on investments, net	—	—	—	—	146	146
Reclassification adjustment for losses (gains) realized on investments, net	—	—	—	—	105	105
Change in unrealized gains (losses) on derivative instruments, net	—	—	—	—	(5)	(5)
Reclassification adjustment for losses (gains) realized on derivative instruments, net	—	—	—	—	2	2
Translation adjustment	—	—	—	—	42	42
Comprehensive loss						$ (164)
Issuance of common stock	6,643	—	184	—	—	184
Stock-based compensation	—	—	150	—	—	150
Tax benefit from exercise of stock options	—	—	45	—	—	45
Assumption of stock options in connection with acquisition	—	—	59	—	—	59
Balances as of March 31, 2008	317,681	$ 3	$1,864	$ 1,888	$ 584	$ 4,339
Net loss	—	—	—	(1,088)	—	(1,088)
Change in unrealized gains (losses) on investments, net	—	—	—	—	(366)	(366)
Reclassification adjustment for losses (gains) realized on investments, net	—	—	—	—	55	55
Change in unrealized gains (losses) on derivative instruments, net	—	—	—	—	14	14
Reclassification adjustment for losses (gains) realized on derivative instruments, net	—	—	—	—	(10)	(10)
Translation adjustment	—	—	—	—	(88)	(88)
Comprehensive loss						$(1,483)
Issuance of common stock	5,161	—	73	—	—	73
Stock-based compensation	—	—	203	—	—	203
Tax benefit from exercise of stock options	—	—	2	—	—	2
Balances as of March 31, 2009	322,842	$ 3	$2,142	$ 800	$ 189	$ 3,134
Net loss	—	—	—	(677)	—	(677)
Change in unrealized gains (losses) on investments, net	—	—	—	—	(54)	(54)
Reclassification adjustment for losses (gains) realized on investments, net	—	—	—	—	21	21
Change in unrealized gains (losses) on derivative instruments, net	—	—	—	—	(2)	(2)
Reclassification adjustment for losses (gains) realized on derivative instruments, net	—	—	—	—	1	1
Translation adjustment	—	—	—	—	73	73
Comprehensive loss						$ (638)
Issuance of common stock	6,745	—	21	—	—	21
Stock-based compensation	—	—	187	—	—	187
Tax benefit from exercise of stock options	—	—	14	—	—	14
Assumption of stock options in connection with acquisition	—	—	11	—	—	11
Balances as of March 31, 2010	329,587	$ 3	$2,375	$ 123	$ 228	$ 2,729

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended March 31, 2010	2009	2008
OPERATING ACTIVITIES			
Net loss	$ (677)	$(1,088)	$ (454)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation, amortization and accretion, net	192	198	164
Stock-based compensation	187	203	150
Other non-cash restructuring charges	39	25	56
Net losses on investments and sale of property and equipment	22	65	111
Acquisition-related contingent consideration	2	—	—
Goodwill impairment	—	368	—
Acquired in-process technology	—	3	138
Change in assets and liabilities:			
Receivables, net	(66)	221	(8)
Inventories	123	(49)	(100)
Other assets	18	52	(8)
Accounts payable	(57)	(26)	22
Accrued and other liabilities	(138)	(56)	72
Deferred income taxes, net	2	222	(160)
Deferred net revenue (packaged goods and digital content)	505	(126)	355
Net cash provided by operating activities	152	12	338
INVESTING ACTIVITIES			
Purchase of headquarters facilities	(233)	—	—
Capital expenditures	(72)	(115)	(84)
Proceeds from sale of marketable equity securities	17	—	—
Purchase of marketable equity securities and other investments	—	—	(275)
Proceeds from maturities and sales of short-term investments	710	891	2,306
Purchase of short-term investments	(611)	(695)	(1,739)
Loan advance	—	—	(30)
Acquisition-related restricted cash	(100)	—	—
Acquisition of subsidiaries, net of cash acquired	(283)	(58)	(607)
Net cash provided by (used in) investing activities	(572)	23	(429)
FINANCING ACTIVITIES			
Proceeds from issuance of common stock	39	89	192
Excess tax benefit from stock-based compensation	14	2	51
Net cash provided by financing activities	53	91	243
Effect of foreign exchange on cash and cash equivalents	19	(58)	30
Increase (decrease) in cash and cash equivalents	(348)	68	182
Beginning cash and cash equivalents	1,621	1,553	1,371
Ending cash and cash equivalents	$1,273	$ 1,621	$ 1,553
Supplemental cash flow information:			
Net cash paid (refunded) during the year for income taxes, net	$ (34)	$ 25	$ 31
Non-cash investing activities:			
Change in unrealized gains (losses) on investments, net of taxes	$ (54)	$ (366)	$ 146
Assumption of stock options in connection with acquisitions	$ 11	$ —	$ 59

See accompanying Notes to Consolidated Financial Statements.


Annual Report

ELECTRONIC ARTS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We develop, market, publish and distribute video game software and content that can be played by consumers on a variety of platforms, including video game consoles (such as the PLAYSTATION® 3, Microsoft Xbox 360™ and Nintendo Wii™), personal computers, handheld game players (such as the PlayStation® Portable ("PSP™") and the Nintendo DS™) and mobile devices (such as cellular phones and smart phones including the Apple iPhone™). Some of our games are based on content that we license from others (*e.g.*, FIFA Soccer, Madden NFL Football, Harry Potter™, and Hasbro's toy and game intellectual properties), and some of our games are based on our own wholly-owned intellectual property (*e.g.*, The Sims™, Need for Speed™, and Dead Space™). Our goal is to publish titles with global mass-market appeal, which often means translating and localizing them for sale in non-English speaking countries. In addition, we also attempt to create software game "franchises" that allow us to publish new titles on a recurring basis that are based on the same property. Examples of this franchise approach are the annual iterations of our sports-based products (*e.g.*, FIFA Soccer, Madden NFL Football, and NCAA® Football), wholly-owned properties that can be successfully sequeled (*e.g.*, The Sims, Need for Speed and Battlefield) and titles based on long-lived literary and/or movie properties (*e.g.*, Harry Potter).

A summary of our significant accounting policies applied in the preparation of our Consolidated Financial Statements follows:

Consolidation

The accompanying Consolidated Financial Statements include the accounts of Electronic Arts Inc. and its wholly- and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in the consolidation.

Fiscal Year

Our fiscal year is reported on a 52 or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal year ended March 31, 2010 contained 53 weeks and ended on April 3, 2010. Our results of operations for the fiscal years ended March 31, 2009 and 2008 contained 52 weeks and ended on March 28, 2009 and March 29, 2008, respectively. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting period. Such estimates include sales returns and allowances, provisions for doubtful accounts, accrued liabilities, service period for deferred net revenue, income taxes, losses on royalty commitments, estimates regarding the recoverability of prepaid royalties, inventories, long-lived assets, assets acquired and liabilities assumed in business combinations, certain estimates related to the measurement and recognition of costs resulting from our share-based payment transactions, deferred income tax assets and associated valuation allowance as well as estimates used in our goodwill impairment test. These estimates generally involve complex issues and require us to make judgments, involve analysis of historical and future trends, can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from our estimates.

Cash, Cash Equivalents, Short-Term Investments, Marketable Equity Securities and Other Investments

Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase.

Short-term investments consist of securities with original or remaining maturities of greater than three months at the time of purchase and are accounted for as available-for-sale securities and are recorded at fair value. Short-term investments are available for use in current operations or other activities such as capital expenditures and business combinations.

Marketable equity securities consist of investments in common stocks of publicly traded companies and are accounted for as available-for-sale securities and are recorded at fair value.

Unrealized gains and losses on our short-term investments and marketable equity securities are recorded as a component of accumulated other comprehensive income in stockholders' equity, net of tax, until either (1) the security is sold or (2) we determine that the fair value of the security has declined below its adjusted cost basis and the decline is other-than-temporary. Realized gains and losses on our short-term investments and marketable equity securities are calculated based on the specific identification method and are reclassified from accumulated other comprehensive income to interest and other income, net, and losses on strategic investments, net, respectively. Determining whether the decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each security. The ultimate value realized on these securities is subject to market price volatility until they are sold.

Our other investments, included in other assets on our Consolidated Balance Sheets, consist principally of non-voting preferred shares in two companies whose common stock is publicly traded and are accounted for under the cost method. Under this method, these investments are recorded at cost until we determine that the fair value of the investment has fallen below its adjusted cost basis and that such decline is other-than-temporary. The cost method of accounting is used for investments where we are not able to exercise significant influence over the operating and financing decisions of the investee.

Our short-term investments, marketable equity securities and other investments are evaluated for impairment quarterly. We consider various factors in determining whether we should recognize an impairment charge, including the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, and our intent to sell and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, any contractual terms impacting the prepayment or settlement process, as well as if we would be required to sell an investment due to liquidity or contractual reasons before its anticipated recovery. If we conclude that an investment is other-than-temporarily impaired, we recognize an impairment charge at that time in our Consolidated Statements of Operations.

Inventories

Inventories consist of materials (including manufacturing royalties paid to console manufacturers), labor and freight-in and are stated at the lower of cost (first-in, first-out method) or market value. We regularly review inventory quantities on-hand. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and market value, based upon assumptions about future demand that are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Property and Equipment, Net

Property and equipment, net, are stated at cost. Depreciation is calculated using the straight-line method over the following useful lives:

Buildings	20 to 25 years
Computer equipment and software	3 to 5 years
Furniture and equipment	3 to 5 years
Leasehold improvements	Lesser of the lease term or the estimated useful lives of the improvements, generally 1 to 10 years

We capitalize costs associated with customized internal-use software systems that have reached the application development stage and meet recoverability tests. Such capitalized costs include external direct costs utilized in developing or obtaining the applications and payroll and payroll-related expenses for employees, who are directly associated with the development of the applications. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The net book value of capitalized costs associated with internal-use software amounted to $37 million and $24 million as of March 31, 2010 and 2009, respectively, and are being depreciated on a straight-line basis over each asset's estimated useful life, which is generally three years.

Long-Lived Assets

We evaluate long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. This includes assumptions about future prospects for the business that the asset relates to and typically involves computations of the estimated future cash flows to be generated by these businesses. Based on these judgments and assumptions, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our Consolidated Balance Sheets to reflect its estimated fair value. Judgments and assumptions about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including but not limited to, significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or the strategy of our overall business and significant under-performance relative to expected historical or projected future operating results. If we were to consider such assets to be impaired, the amount of impairment we recognize would be measured by the amount by which the carrying amount of the asset exceeds its fair value. We recognized $39 million, $25 million and $56 million in impairment charges in fiscal years 2010, 2009 and 2008, respectively. These charges are included in restructuring charges on our Consolidated Statements of Operations.

Goodwill

We are required to perform a two-step approach to testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate that fair value of a reporting unit is below its carrying amount. Our reporting units are determined by the components of our operating segments that constitute a business for which (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to individual assets and liabilities within each reporting unit. The fair value of each reporting unit is estimated using a combination of the market approach, which utilizes comparable companies' data, and/or the income approach, which utilizes discounted cash flows.

During the fiscal years ended March 31, 2010 and 2008, we completed the first step of the annual goodwill impairment testing in the fourth quarter of each year and found no indicators of impairment of our recorded goodwill. We did not recognize an impairment loss on goodwill in fiscal years 2010 and 2008. Adverse economic conditions, including the decline in our market capitalization and our expected financial performance, indicated that a potential impairment of goodwill existed during the fiscal year ended March 31, 2009. As a result, we performed goodwill impairment tests for our reporting units and determined that the fair value of our EA Mobile reporting unit fell below the carrying value of that reporting unit. As a result, we conducted the second step in the impairment testing and determined that the EA Mobile reporting unit's goodwill was impaired. The fair value of the EA Mobile reporting unit was determined using the income approach. Substantially all of our goodwill associated with our EA Mobile reporting unit was derived from our fiscal 2006 acquisition of JAMDAT Mobile Inc. During the fiscal year ended March 31, 2009, we recognized a goodwill impairment charge of $368 million related to our EA Mobile reporting unit. See Note 17 for information regarding our segment information.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between us and our customers are presented on a net basis in our Consolidated Statements of Operations.

Concentration of Credit Risk

We extend credit to various companies in the retail and mass merchandising industries. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. Although we generally do not require collateral, we perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. Invoices are aged based on contractual terms with our customers. The provision for doubtful accounts is recorded as a charge to operating expense when a potential loss is identified. Losses are written off against the allowance when the receivable is determined to be uncollectible.

Short-term investments are placed with high quality financial institutions or in short-duration, investment-grade securities. We limit the amount of credit exposure in any one financial institution or type of investment instrument.

Revenue Recognition

We evaluate the recognition of revenue based on the criteria set forth in FASB ASC 985-605, *Software: Revenue Recognition* and Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, as revised by SAB No. 104, *Revenue Recognition*. We evaluate and recognize revenue when all four of the following criteria are met:

- *Evidence of an arrangement.* Evidence of an agreement with the customer that reflects the terms and conditions to deliver products must be present.

- *Delivery.* Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have been transferred to the customer. For online game services, delivery is considered to occur as the service is provided. For digital downloads that do not have an online service component, delivery is generally considered to occur when the download is made available.

- *Fixed or determinable fee.* If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable.

- *Collection is deemed probable.* We conduct a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer. Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable, we recognize revenue when collection becomes probable (generally upon cash collection).

Determining whether and when some of these criteria have been satisfied often involves assumptions and management judgments that can have a significant impact on the timing and amount of revenue we report in each period. For example, for multiple element arrangements, we must make assumptions and judgments in order to (1) determine whether and when each element has been delivered, (2) determine whether undelivered products or services are essential to the functionality of the delivered products and services, (3) determine whether vendor-specific objective evidence of fair value ("VSOE") exists for each undelivered element, and (4) allocate the total price among the various elements we must deliver. Changes to any of these assumptions or management judgments, or changes to the elements in a software arrangement, could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Depending on the type of product, we may offer an online service that permits consumers to play against others via the Internet and/or receive additional updates or content from us. For those games that consumers can play via the Internet, we may provide a "matchmaking" service that permits consumers to connect with other consumers to play against each other online. In those situations where we do not require an additional fee this online service, we account for the sale of the software product and the online service as a "bundled" sale, or multiple element arrangement, in which we sell both the software product and the online service for one combined price. We defer net revenue from sales of these games for which we do not have VSOE for the online service that we provided in connection with the sale, and recognize the revenue from these games over the estimated online service period, which is generally estimated to be six months beginning in the month after shipment. In addition, for some software products we also provide updates or additional content ("digital content") to be delivered via the Internet that can be used with the original software product. In many cases we separately sell digital content for an additional fee; however, some purchased digital content can only be accessed via the Internet (*i.e.*, the consumer never takes possession of the digital content). We account for online transactions in which the consumer does not take possession of the digital content as a service transaction and, accordingly, we recognize the associated revenue over the estimated service period. In other transactions, at the date we sell the software product we have an obligation to provide incremental unspecified digital content in the future without an additional fee. In these cases, we account for the sale of the software product as a multiple element arrangement and recognize the revenue on a straight-line basis over the estimated period of game play.

Determining whether a transaction is an online service transaction or a digital content download of a product requires judgment and can be difficult. The accounting for these transactions is significantly different. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met). Revenue from an online service transaction is recognized as the service is rendered. If the service period is not defined, we recognize the revenue over the estimated service period. Determining the estimated service period is inherently subjective and is subject to regular revision based on historical online usage. In addition, determining whether we have an implicit obligation to provide incremental unspecified future digital content without an additional fee can be difficult.

Product Revenue: Product revenue, including sales to resellers and distributors ("channel partners"), is recognized when the above criteria are met. We reduce product revenue for estimated future returns, price protection, and other offerings, which may occur with our customers and channel partners.

Shipping and Handling: We recognize amounts billed to customers for shipping and handling as revenue. Additionally, shipping and handling costs incurred by us are included in cost of goods sold.

Online Subscription Revenue: Online subscription revenue is derived principally from subscription revenue collected from customers for online play related to our massively multiplayer online games and Pogo-branded online games services. These customers generally pay on an annual basis or a month-to-month basis and prepaid subscription revenue is recognized ratably over the period for which the services are provided.

Software Licenses: We license software rights to manufacturers of products in related industries (for example, makers of personal computers or computer accessories) to include certain of our products with the manufacturer's product, or offer our products to consumers who have purchased the manufacturer's product. We call these combined products "OEM bundles." These OEM bundles generally require the customer to pay us an upfront nonrefundable fee, which represents the guaranteed minimum royalty amount. Revenue is generally recognized upon delivery of the product master or the first copy. Per-copy royalties on sales that exceed the minimum guarantee are recognized as earned.

Sales Returns and Allowances and Bad Debt Reserves

We estimate potential future product returns, price protection and stock-balancing programs related to product revenue. We analyze historical returns, current sell-through of distributor and retailer inventory of our products, current trends in retail and the video game segment, changes in customer demand and acceptance of our products and other related factors when evaluating the adequacy of our sales returns and price protection allowances. In addition, we monitor the volume of sales to our channel partners and their inventories as substantial overstocking in the distribution channel could result in high returns or higher price protection costs in subsequent periods.

Similarly, significant judgment is required to estimate our allowance for doubtful accounts in any accounting period. We analyze customer concentrations, customer credit-worthiness, current economic trends, and historical experience when evaluating the adequacy of the allowance for doubtful accounts.

Advertising Costs

We generally expense advertising costs as incurred, except for production costs associated with media campaigns, which are recognized as prepaid assets (to the extent paid in advance) and expensed at the first run of the advertisement. Cooperative advertising costs are recognized when incurred and are included in marketing and sales expense if there is a separate identifiable benefit for which we can reasonably estimate the fair value of the benefit identified. Otherwise, they are recognized as a reduction of revenue and are generally accrued when revenue is recognized. We then reimburse the channel partner when qualifying claims are submitted. For the fiscal years ended March 31, 2010, 2009, and 2008, cooperative advertising costs totaled $160 million (of which $146 million was recognized as a reduction to revenue), $150 million (of which $119 million was recognized as a reduction to revenue), and $141 million (of which $104 million was recognized as a reduction to revenue), respectively.

We are also reimbursed for advertising costs from our vendors, and such amounts are recognized as a reduction of marketing and sales expense if the advertising (1) is specific to the vendor, (2) represents an identifiable benefit to us, and (3) represents an incremental cost to us. Otherwise, vendor reimbursements are recognized as a reduction of cost of goods sold as the related revenue is recognized. Vendor reimbursements of advertising costs of $39 million, $31 million and $54 million reduced marketing and sales expense for the fiscal years ended March 31, 2010, 2009 and 2008, respectively. For the fiscal years ended March 31, 2010, 2009 and 2008, advertising expense, net of vendor reimbursements, totaled approximately $326 million, $270 million, and $234 million, respectively.

Software Development Costs

Research and development costs, which consist primarily of software development costs, are expensed as incurred. We are required to capitalize certain software development costs incurred after technological feasibility of the software is established or for development costs that have alternative future uses. Under our current practice of developing new products, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. The software development costs that have been capitalized to date have been insignificant.

Stock-Based Compensation

We are required to estimate the fair value of share-based payment awards on the date of grant. We recognize compensation costs for stock-based payment transactions to employees based on their grant-date fair value on a straight-line approach over the service period for which such awards are expected to vest. The fair value of restricted stock units and restricted stock is determined based on the quoted market price of our common stock on the date of grant. The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan ("ESPP"), respectively, is determined using the Black-Scholes valuation model. The fair value of our stock options is based on the multiple-award valuation method. The determination of fair value is affected by our stock price, as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and our expected stock price volatility over the expected term of the award. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. The key assumptions for the Black-Scholes valuation calculation are:

- *Risk-free interest rate*. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option.

- *Expected volatility*. We use a combination of historical stock price volatility and implied volatility computed based on the price of options publicly traded on our common stock for our expected volatility assumption.

- *Expected term*. The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term is determined based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.

- *Expected dividends*.

Employee stock-based compensation expense is calculated based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates and an adjustment to stock-based compensation expense will be recognized at that time.

Changes to our underlying stock price, our assumptions used in the Black-Scholes option valuation calculation and our forfeiture rate, as well as future equity granted or assumed through acquisitions could significantly impact the compensation expense we recognize.

Acquired In-Process Technology

The value assigned to acquired in-process technology is determined by identifying those acquired specific in-process research and development projects that would be continued and for which (1) technological feasibility had not been established as of the acquisition date, (2) there is no alternative future use, and (3) the fair value is able to be estimated with reasonable reliability.

Foreign Currency Translation

For each of our foreign operating subsidiaries, the functional currency is generally its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using month-end exchange rates, and revenue and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders' equity.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Net foreign currency transaction gains (losses) of $(19) million, $(49) million, and $20 million for the fiscal years ended March 31, 2010, 2009 and 2008, respectively, are included in interest and other income, net, in our Consolidated Statements of Operations.

Impact of Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, *Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements*. This guidance modifies the fair value requirements of FASB ASC subtopic 605-25, *Revenue Recognition-Multiple Element Arrangements*, by allowing the use of the "best estimate of selling price" in addition to vendor specific objective evidence and third-party evidence for determining the selling price of a deliverable. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence, (b) third-party evidence, or (c) estimated selling prices. In addition, the residual method of allocating arrangement consideration is no longer permitted. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. We do not expect the adoption of ASU 2009-13 to have a material impact on our Consolidated Financial Statements.

In October 2009, the FASB issued ASU 2009-14, *Software (Topic 985) — Certain Revenue Arrangements that Include Software Elements*. This guidance modifies the scope of FASB ASC subtopic 965-605, *Software-Revenue Recognition*, to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010. We do not expect the adoption of ASU 2009-14 to have a material impact on our Consolidated Financial Statements.

(2) FAIR VALUE MEASUREMENTS

On April 1, 2009, we adopted FASB ASC 820, *Fair Value Measurements and Disclosures,* as it applies to nonfinancial assets and nonfinancial liabilities. These nonfinancial items include assets and liabilities such as a reporting unit measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact, and we consider assumptions that market participants would use when pricing the asset or liability. We measure certain financial and nonfinancial assets and liabilities at fair value on a recurring and nonrecurring basis.

Fair Value Hierarchy

The three levels of inputs that may be used to measure fair value are as follows:

- *Level 1.* Quoted prices in active markets for identical assets or liabilities.
- *Level 2.* Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.
- *Level 3.* Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our money market funds, available-for-sale fixed income and marketable equity securities, deferred compensation plan assets, foreign currency derivatives and contingent consideration are measured and recorded at fair value on a recurring basis.

Our Level 1 assets are valued using quoted prices in active markets for identical instruments. Our Level 2 assets, including foreign currency derivatives, are valued using quoted prices for identical instruments in less active markets or using other observable market inputs for comparable instruments. Our Level 3 liability is valued using unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the contingent consideration.

As of March 31, 2010 and 2009, our assets and liabilities that are measured and recorded at fair value on a recurring basis were as follows (in millions):

	As of March 31, 2010	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Assets					
Money market funds	$ 619	$ 619	$ —	$—	Cash equivalents
Available-for-sale securities:					
Marketable equity securities	291	291	—	—	Marketable equity securities
Corporate bonds	234	—	234	—	Short-term investments and cash equivalents
U.S. agency securities	118	—	118	—	Short-term investments and cash equivalents
U.S. Treasury securities	93	93	—	—	Short-term investments and cash equivalents
Commercial paper	12	—	12	—	Short-term investments and cash equivalents
Deferred compensation plan assets[a]	12	12	—	—	Other assets
Foreign currency derivatives	2	—	2	—	Other current assets
Total assets at fair value	$1,381	$1,015	$366	$—	
Liabilities					
Contingent consideration[b]	$ 65	$ —	$ —	$65	Other liabilities
Total liabilities at fair value	$ 65	$ —	$ —	$65	

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3): Contingent Consideration
Balance as of March 31, 2009	$—
Additions	63
Change in fair value[c]	2
Balance as of March 31, 2010	$65

	As of March 31, 2009	(Level 1)	(Level 2)	(Level 3)	Balance Sheet Classification
Assets					
Money market funds	$1,069	$1,069	$ —	$—	Cash equivalents
Available-for-sale securities:					
Marketable equity securities	365	365	—	—	Marketable equity securities
U.S. Treasury securities	212	212	—	—	Short-term investments and cash equivalents
Corporate bonds	133	—	133	—	Short-term investments and cash equivalents
U.S. agency securities	118	—	118	—	Short-term investments and cash equivalents
Commercial paper	118	—	118	—	Short-term investments and cash equivalents
Asset-backed securities	15	—	15	—	Short-term investments
Deferred compensation plan assets[a]	9	9	—	—	Other assets
Foreign currency derivatives	2	—	2	—	Other current assets
Total assets at fair value	$2,041	$1,655	$386	$—	

(a) The deferred compensation plan assets consist of various mutual funds.

(b) The contingent consideration represents the estimated fair value of the additional variable cash consideration payable in connection with our acquisition of Playfish Limited ("Playfish™") that is contingent upon the achievement of certain performance milestones. We estimated the fair value using expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant's view of the risk associated with the obligation.

(c) The change in fair value is included in acquisition-related contingent consideration on our Consolidated Statements of Operations.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The following table presents financial instruments and non-financial assets that were measured and recorded at fair value on a nonrecurring basis during the fiscal years ended March 31, 2010 and 2009, and the impairments on those assets (in millions):

		Fair Value Measurements Using			
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	
	Net Carrying Value as of March 31, 2010	(Level 1)	(Level 2)	(Level 3)	Total Impairments for the Year Ended March 31, 2010
Assets					
Property and equipment, net[a]	$20	$—	$19	$ 4	$ 5
Acquisition-related intangibles	—	—	—	—	10
Abandoned rights to intellectual property	—	—	—	—	10
Total impairments for assets held as of March 31, 2010					25
Impairment on acquisition-related intangibles no longer held					1
Impairment on property and equipment no longer held					13
Total impairments recorded for non-recurring measurements					$39
	Net Carrying Value as of March 31, 2009	(Level 1)	(Level 2)	(Level 3)	Total Impairments for the Year Ended March 31, 2009
Assets					
Other investments	$ 8	$—	$ 8	$—	$10
Total impairments for assets held as of March 31, 2009					$10



(a) Our carrying value as of March 31, 2010, did not equal our fair value measurements at the time of the impairments due to the subsequent recognition of depreciation expense.

In connection with our fiscal 2010 restructuring, certain of our property and equipment, acquisition-related intangibles, and abandoned rights to intellectual property were impaired during the fiscal year ended March 31, 2010 due to events and circumstances that indicated that the carrying value of the assets was not recoverable. These impairments are included in restructuring charges in our Consolidated Statements of Operations.

Other investments included in the table above were measured and recorded on a nonrecurring basis using other observable market inputs for comparable instruments. During the fiscal year ended March 31, 2009, we measured certain of our other investments at fair value due to various factors, including but not limited to, the extent and duration during which the fair value had been below cost. See Note 3 for information regarding other investments.

(3) FINANCIAL INSTRUMENTS

Cash, Cash Equivalents and Short-Term Investments

Cash, cash equivalents and short-term investments consisted of the following as of March 31, 2010 and 2009 (in millions):

	As of March 31, 2010				As of March 31, 2009			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents:								
Cash	$ 629	$—	$—	$ 629	$ 490	$—	$—	$ 490
Money market funds	619	—	—	619	1,069	—	—	1,069
Commercial paper	11	—	—	11	39	—	—	39
U.S. Treasury securities	10	—	—	10	12	—	—	12
U.S. agency securities	3	—	—	3	9	—	—	9
Corporate bonds	1	—	—	1	2	—	—	2
Cash and cash equivalents	1,273	—	—	1,273	1,621	—	—	1,621
Short-term investments:								
Corporate bonds	231	2	—	233	130	1	—	131
U.S. agency securities	115	—	—	115	108	1	—	109
U.S. Treasury securities	83	—	—	83	198	2	—	200
Commercial paper	1	—	—	1	79	—	—	79
Asset-backed securities	—	—	—	—	15	—	—	15
Short-term investments	430	2	—	432	530	4	—	534
Cash, cash equivalents and short-term investments	$1,703	$ 2	$—	$1,705	$2,151	$ 4	$—	$2,155

We evaluate our investments for impairment quarterly. Factors considered in the review of investments with an unrealized loss include the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, our intent to sell the investments, any contractual terms impacting the prepayment or settlement process, as well as if we would be required to sell an investment due to liquidity or contractual reasons before its anticipated recovery. Based on our review, we did not consider the investments listed above to be other-than-temporarily impaired as of March 31, 2010 and 2009.

The following table summarizes the amortized cost and fair value of our short-term investments, classified by stated maturity as of March 31, 2010 and 2009 (in millions):

	As of March 31, 2010		As of March 31, 2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Short-term investments excluding asset-backed securities				
Due in 1 year or less	$165	$165	$245	$245
Due in 1-2 years	174	176	156	159
Due in 2-3 years	91	91	114	115
Asset-backed securities				
Weighted average maturity less than 1 year	—	—	15	15
Short-term investments	$430	$432	$530	$534

Asset-backed securities are separately disclosed as they are not due at a single maturity date.

Marketable Equity Securities

Our investments in marketable equity securities consist of investments in common stock of publicly traded companies and are accounted for as available-for-sale securities and are recorded at fair value. Unrealized gains and losses are recorded as a component of accumulated other comprehensive income in stockholders' equity, net of tax, until either the security is sold or we determine that the decline in fair value of a security to a level below its adjusted cost basis is other-than-temporary. We evaluate our investments for impairment quarterly. If we conclude that an investment is other-than-temporarily impaired, we recognize an impairment charge at that time in our Consolidated Statements of Operations.

Marketable equity securities consisted of the following as of March 31, 2010 and March 31, 2009 (in millions):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of March 31, 2010	$132	$159	$—	$291
As of March 31, 2009	$175	$190	$—	$365

In May 2007, we entered into a licensing agreement with, and made a strategic equity investment in The9 Limited, a leading online game operator in China. We purchased approximately 15 percent of the outstanding common shares (representing 15 percent of the voting rights at that time) of The9 for approximately $167 million. The licensing agreement gives The9 exclusive publishing rights for *EA SPORTS™ FIFA Online* 2 in mainland China.

In April 2007, we expanded our commercial agreements with, and made strategic equity investments in, Neowiz Corporation and a related online gaming company, Neowiz Games. We refer to Neowiz Corporation and Neowiz Games collectively as "Neowiz." Based in Korea, Neowiz is an online media and gaming company with which we partnered in 2006 to launch *EA SPORTS FIFA Online* in Korea. We purchased 15 percent of the then-outstanding common shares (representing 15 percent of the voting rights at that time) of Neowiz Corporation and 15 percent of the outstanding common shares (representing 15 percent of the voting rights at the time) of Neowiz Games, for approximately $83 million. As discussed below, we also purchased preferred shares of Neowiz, which are classified as other assets on our Consolidated Balance Sheets.

In February 2005, we purchased approximately 19.9 percent of the then-outstanding ordinary shares (representing approximately 18 percent of the voting rights at the time) of Ubisoft Entertainment ("Ubisoft") for $91 million. As of March 31, 2010 and 2009, we owned approximately 15 percent of the outstanding shares of Ubisoft (representing approximately 13 and 24 percent of the voting rights, respectively) in each year. Although we held 24 percent of the voting rights of Ubisoft as of March 31, 2009, we did not account for this investment under the equity method of accounting because we did not have the ability to exercise significant influence over the investee.

During fiscal years 2010, 2009 and 2008, we recognized impairment charges of $26 million, $27 million and $81 million, respectively, on our investment in The9. During fiscal years 2009 and 2008, we recognized impairment charges of $30 million and $28 million, respectively, on our Neowiz common shares. We did not recognize any impairment charges related to our Neowiz common shares for the fiscal year ended March 31, 2010. Due to various factors, including but not limited to, the extent and duration during which the market price had been below adjusted cost and our intent to hold certain securities, we concluded the decline in values were other-than-temporary. In fiscal year 2009, we received a cash dividend of $5 million from The9, offsetting our $27 million impairment charge. The $26 million, $57 million and $109 million impairments for the fiscal years ended March 31, 2010, 2009 and 2008, respectively, are included in losses on strategic investments, net, on our Consolidated Statements of Operations.

During the fiscal year ended March 31, 2010, we received proceeds of $17 million and realized gains and losses of less than $1 million each, from selling a portion of our investment in The9. We did not sell any of our marketable equity securities during the fiscal years ended March 31, 2009 and 2008.

Other Investments Included in Other Assets

Our other investments, included in other assets on our Consolidated Balance Sheets, consist principally of non-voting preferred shares in two companies whose common stock is publicly traded and are accounted for under the cost method. Under this method, these investments are recorded at cost until we determine that the fair value of the investment has fallen below its cost basis and that such decline is other-than-temporary. We evaluate our investments for impairment quarterly. When we conclude that an investment is other-than-temporarily impaired, we recognize an impairment charge at that time in our Consolidated Statements of Operations.

In April 2007, we purchased all of the then-outstanding non-voting preferred shares of Neowiz for approximately $27 million and have included it in other assets on our Consolidated Balance Sheets. The preferred shares became convertible at our option into approximately 4 percent of the outstanding voting common shares of Neowiz in April 2008.

During fiscal years 2009 and 2008, we recognized impairment charges of $10 million and $9 million, respectively, on our Neowiz preferred shares. Due to various factors, including but not limited to, the extent and duration during which the fair value had been below cost, we concluded the decline in value was other-than-temporary. The $10 million and $9 million impairments are included in losses on strategic investments, net, on our Consolidated Statements of Operations. We did not recognize any impairment charges in fiscal year 2010 on our other investments.

(4) DERIVATIVE FINANCIAL INSTRUMENTS

The assets or liabilities associated with our derivative instruments and hedging activities are recorded at fair value in other current assets or accrued and other current liabilities, respectively, in our Consolidated Balance Sheets. As discussed below, the accounting for gains and losses resulting from changes in fair value depends on the use of the derivative and whether it is designated and qualifies for hedge accounting.

We transact business in various foreign currencies and have significant international sales and expenses denominated in foreign currencies, subjecting us to foreign currency risk. We purchase foreign currency option contracts, generally with maturities of 15 months or less, to reduce the volatility of cash flows primarily related to forecasted revenue and expenses denominated in certain foreign currencies. In addition, we utilize foreign currency forward contracts to mitigate foreign exchange rate risk associated with foreign-currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. The foreign currency forward contracts generally have a contractual term of approximately three months or less and are transacted near month-end. At each quarter-end, the fair value of the foreign currency forward contracts generally is not significant. We do not use foreign currency option or foreign currency forward contracts for speculative or trading purposes.

Cash Flow Hedging Activities

Our foreign currency option contracts are designated and qualify as cash flow hedges. The effectiveness of the cash flow hedge contracts, including time value, is assessed monthly using regression analysis, as well as other timing and probability criteria. To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. The effective portion of gains or losses resulting from changes in fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income in stockholders' equity. The gross amount of the effective portion of gains or losses resulting from changes in fair value of these hedges is subsequently reclassified into net revenue or research and development expenses, as appropriate, in the period when the forecasted transaction is recognized in our Consolidated Statements of Operations. In the event that the gains or losses in accumulated other comprehensive income are deemed to be ineffective, the ineffective portion of gains or losses resulting from changes in fair value, if any, is reclassified to interest and other income, net, on our Consolidated Statements of Operations. In the event that the underlying forecasted transactions do not occur, or it becomes remote that they will occur, within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified from accumulated other comprehensive income to interest and other income, net, on our Consolidated Statements of Operations. During the reporting periods all forecasted transactions occurred and, therefore, there were no such gains or losses reclassified into interest and other income, net. As of March 31, 2010, we had foreign currency option contracts to purchase approximately $18 million in foreign currency and to sell approximately $30 million of foreign currencies. All of the foreign currency option contracts outstanding as of March 31, 2010 will mature in the next 12 months. As of March 31, 2009, we had foreign currency option contracts to purchase approximately $19 million in foreign currency and to sell approximately $65 million of foreign currencies. As of March 31, 2010 and 2009, these foreign currency option contracts outstanding had a total fair value of $2 million in each year and are included in other current assets.

The effect of foreign currency option contracts on our Consolidated Statements of Operations for the fiscal year ended March 31, 2010, was immaterial.

Balance Sheet Hedging Activities

Our foreign currency forward contracts are not designated as hedging instruments. Accordingly, any gains or losses resulting from changes in the fair value of the foreign currency forward contracts are reported in interest and other income, net, in our Consolidated Statements of Operations. The gains and losses on these foreign currency forward contracts generally offset the gains and losses associated with the underlying foreign-currency-denominated monetary assets and liabilities, which are also reported in interest and other income, net, in our Consolidated Statements of Operations. As of March 31, 2010, we had foreign currency forward contracts to purchase and sell approximately $431 million in foreign currencies. Of this amount, $293 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $127 million to purchase foreign currency in exchange for U.S. dollars and $11 million to sell foreign currency in exchange for British pounds sterling. As of March 31, 2009, we had foreign currency forward contracts to purchase and sell approximately $63 million in foreign currencies. Of this amount, $53 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $7 million to purchase foreign currencies in exchange for U.S. dollars and $3 million to sell foreign currencies in exchange for British pounds sterling. The fair value of our foreign currency forward contracts was immaterial as of March 31, 2010 and March 31, 2009.


Annual Report

The effect of foreign currency forward contracts on our Consolidated Statements of Operations for the fiscal year ended March 31, 2010, was as follows (in millions):

	Year Ended March 31, 2010	
	Location of Gain Recognized in Income on Derivative	**Amount of Gain Recognized in Income on Derivative**
Foreign currency forward contracts not designated as hedging instruments	Interest and other income, net	$10

(5) BUSINESS COMBINATIONS

On April 1, 2009, we adopted FASB ASC 805, *Business Combinations*, which generally requires the recognition of assets acquired, liabilities assumed, and any noncontrolling interest in an acquiree at the acquisition date based on their fair value with limited exceptions. FASB ASC 805 changes the accounting treatment for certain specific items and includes a substantial number of new disclosure requirements.

Fiscal Year 2010 Acquisitions

Playfish

On November 9, 2009, we acquired all of the outstanding shares of Playfish for an aggregate purchase price of approximately $308 million in cash and equity. Playfish is a developer of free-to-play social games that can be played on social networking platforms. This acquisition accelerates our participation in social gaming and contributes to our digital business. The following table summarizes the acquisition date fair value of the consideration transferred which consisted of the following (in millions):

Cash	$297
Equity	11
Total purchase price	$308

The equity included in the consideration above consisted of restricted stock and restricted stock units, using the quoted market price of our common stock on the date of grant.

In addition, we may be required to pay additional variable cash consideration that is contingent upon the achievement of certain performance milestones through December 31, 2011. The additional consideration is limited to a maximum of $100 million based on tiered revenue targets over a two-year period. The final fair value of the contingent consideration arrangement at the acquisition date was $63 million. We estimated the fair value of the contingent consideration using probability assessments of expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant's view of the risk associated with the obligation. This fair value is based on significant inputs not observable in the market. As of March 31, 2010, there were no significant changes in the range of outcomes for the contingent consideration.

The final allocation of the purchase price was based upon valuations for certain assets and was completed during the fourth quarter of fiscal year 2010. The following table summarizes the final fair values of assets acquired and liabilities assumed at the date of acquisition (in millions):

Current assets	$ 32
Deferred income taxes, net	20
Property and equipment, net	1
Goodwill	274
Finite-lived intangibles assets	53
Contingent consideration	(63)
Other liabilities	(9)
Total purchase price	$308

All of the goodwill was assigned to our Playfish operating segment. None of the goodwill recognized upon acquisition is deductible for tax purposes. See Note 6 for additional information related to the changes in the carrying amount of goodwill and Note 17 for segment information.

The results of operations of Playfish and the estimated fair market values of the assets acquired and liabilities assumed have been included in our Consolidated Financial Statements since the date of acquisition.

Other acquisition-related intangibles acquired in this transaction are finite-lived and are being amortized on a straight-line basis over their estimated lives ranging from two to five years. The intangible assets as of the date of the acquisition include:

	Gross Carrying Amount (in millions)	Weighted-Average Useful Life (in years)
Registered User Base	$33	2
Developed and Core Technology	13	5
Trade Names and Trademarks	4	5
Other Intangibles	3	4
Total Finite-Lived Intangibles	$53	3

Other Fiscal Year 2010 Acquisitions

During the fiscal year ended March 31, 2010, we completed three additional acquisitions that did not have a significant impact on our Consolidated Financial Statements.

Fiscal Year 2009 Acquisitions

In May 2008, we acquired ThreeSF, Inc, a company based in San Francisco, California, that developed an online social network for gamers. Separately, in May 2008, we acquired certain assets of Hands-On Mobile Inc. and its affiliates relating to its Korean Mobile games business based in Seoul, Korea. These business combinations were completed for total cash consideration of approximately $45 million, including transaction costs. During the three months ended December 31, 2008, we completed two additional acquisitions for total cash consideration of approximately $18 million, including transaction costs. These acquisitions were not material to our Consolidated Balance Sheets and Statements of Operations. The results of operations and the estimated fair value of the assets acquired and liabilities assumed have been included in our Consolidated Financial Statements since the date of the acquisitions.

Fiscal Year 2008 Acquisition

VG Holding Corp.

On January 4, 2008, we acquired all of the outstanding shares of VG Holding Corp. ("VGH"), owner of both BioWare Corp. and Pandemic Studios, LLC, creators of action, adventure and role-playing games. We no longer operate Pandemic as a separate studio. BioWare Studios are located in Edmonton, Canada; Montreal, Canada; and Austin, Texas. The acquisition positioned us for further growth in role-playing, action and adventure genres. We paid approximately $2 per share to the stockholders of VGH and assumed all outstanding stock options for an aggregate purchase price of $682 million, including transaction costs. Separate from the purchase price and prior to January 4, 2008, we loaned VGH $30 million. The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of March 31, 2008, in connection with our acquisition of VGH during the fiscal year ended March 31, 2008 (in millions):

Current assets	$ 68
Property and equipment, net	8
Acquired in-process technology	138
Goodwill	414
Finite-lived intangibles	114
Long-term deferred taxes	9
Other liabilities	(69)
Total purchase price	$682

Annual Report

The results of operations of VGH and the estimated fair market values of the assets acquired and liabilities assumed have been included in our Consolidated Financial Statements since the date of acquisition.

Except for acquired in-process technology, which is discussed below, acquired finite-lived intangible assets are being amortized on a straight-line basis over their estimated lives ranging from three to five years. The intangible assets that make up that amount as of the date of the acquisition include:

	Gross Carrying Amount (in millions)	Weighted-Average Useful Life (in years)
Developed and Core Technology	$ 51	4
Trade Names and Trademarks	41	5
Other Intangibles	22	3
Total Finite-Lived Intangibles	$114	4

Approximately $47 million of the goodwill recognized upon acquisition is deductible for tax purposes.

In connection with our acquisition of VGH, we incurred acquired in-process technology charges of $138 million in relation to game software that had not reached technical feasibility as of the date of acquisition. The fair value of VGH's products under development was determined using the income approach, which discounts expected future cash flows from the acquired in-process technology to present value. The discount rates used in the present value calculations were derived from a weighted average cost of capital of 17 percent. Should the in-process software not be successfully completed, completed at a higher cost, or the development efforts go beyond the timeframe estimated by management, we may not receive the full benefits anticipated from the acquisition. Benefits from the development efforts began to be received in fiscal year 2009 and the development efforts are expected to be completed in fiscal year 2012.

The following table sets forth the estimated percent completion, the estimated cost to complete, and the value assigned to each project we acquired that was included in in-process research and development at the date of acquisition (in millions):

Project	Estimated Percent Completion	Estimated Cost to Complete	Value Assigned
A	22%	$103	$ 30
B	14%	62	10
C	76%	8	26
D	51%	68	72
			$138

Project D is an aggregation of projects each with less than $30 million in total costs.

(6) GOODWILL AND ACQUISITION-RELATED INTANGIBLES, NET

The changes in the carrying amount of goodwill are as follows (in millions):

	Label Segment	Other Segments	Total
As of March 31, 2009			
Goodwill	$667	$ 508	$1,175
Accumulated Impairment	—	(368)	(368)
	667	140	807
Goodwill Acquired	—	278	278
Effects of Foreign Currency Translation	5	3	8
As of March 31, 2010			
Goodwill	672	789	1,461
Accumulated Impairment	—	(368)	(368)
	$672	$ 421	$1,093

Purchased goodwill is not amortized, but rather subject to at least an annual assessment for impairment by applying a fair value-based test.

We are required to perform a two-step approach to testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate the fair value of a reporting unit is below its carrying amount. Our reporting units are determined by the components of our operating segments that constitute a business for which (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to individual assets and liabilities within each reporting unit. The fair values of each reporting unit are estimated using a combination of the market approach, which utilizes comparable companies' data, and/or the income approach, which utilizes discounted cash flows.

During fiscal years ended March 31, 2010 and 2008, we completed the first step of the annual goodwill impairment testing in the fourth quarter of each year and found no indicators of impairment of our recorded goodwill. We did not recognize an impairment loss on goodwill in fiscal years 2010 and 2008. Adverse economic conditions, including the decline in our market capitalization and our expected financial performance, indicated that a potential impairment of goodwill existed during the fiscal year ended March 31, 2009. As a result, we performed goodwill impairment tests for our reporting units and determined that the fair value of our EA Mobile reporting unit fell below the carrying value of that reporting unit. As a result, we conducted the second step in the impairment testing and determined that the EA Mobile reporting unit's goodwill was impaired. The fair value of the EA Mobile reporting unit was determined using the income approach. Substantially all of our goodwill associated with our EA Mobile reporting unit was derived from our fiscal 2006 acquisition of JAMDAT Mobile Inc. During the fiscal year ended March 31, 2009, we recognized a goodwill impairment charge of $368 million related to our EA Mobile reporting unit. See Note 17 for information regarding our segment information.

Finite-lived intangible assets, net of accumulated amortization, as of March 31, 2010 and 2009, were $204 million and $221 million, respectively, and include costs for obtaining (1) developed and core technology, (2) trade names and trademarks, (3) carrier contracts and related, and (4) registered user base and other intangibles. Amortization of intangibles for fiscal years 2010, 2009 and 2008 was $63 million (of which $10 million was recognized in cost of goods sold), $72 million (of which $14 million was recognized in cost of goods sold) and $60 million (of which $26 million was recognized in cost of goods sold), respectively. Finite-lived intangible assets are amortized using the straight-line method over the lesser of their estimated useful lives or the agreement terms, typically from two to fourteen years. As of March 31, 2010 and 2009, the weighted-average remaining useful life for finite-lived intangible assets was approximately 5.1 years and 6.0 years, respectively.

Acquisition-related intangibles, consisted of the following (in millions):

	As of March 31, 2010			As of March 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net
Developed and Core Technology	$258	$(155)	$103	$249	$(128)	$121
Trade Names and Trademarks	89	(57)	32	86	(43)	43
Carrier Contracts and Related	85	(56)	29	85	(51)	34
Registered User Base and Other Intangibles	79	(39)	40	51	(28)	23
Total	$511	$(307)	$204	$471	$(250)	$221

As of March 31, 2010, future amortization of finite-lived intangibles that will be recorded in cost of goods sold and operating expenses is estimated as follows (in millions):

Fiscal Year Ending March 31,	
2011	$ 67
2012	48
2013	26
2014	18
2015	14
Thereafter	31
Total	$204

(7) RESTRUCTURING CHARGES

Restructuring information as of March 31, 2010 was as follows (in millions):

	Fiscal 2010 Restructuring			Fiscal 2009 Restructuring			Fiscal 2008 Reorganization			Other Restructurings			
	Work-force	Facilities-related	Other	Work-force	Facilities-related	Other	Work-force	Facilities-related	Other	Work-force	Facilities-related	Other	Total
Balances as of March 31, 2007	$ —	$—	$ —	$ —	$ —	$—	$ —	$ —	$ —	$—	$ 9	$ 1	$ 10
Charges to operations	—	—	—	—	—	—	12	58	27	6	—	—	103
Charges settled in cash	—	—	—	—	—	—	(11)	(3)	(22)	(6)	—	(1)	(43)
Charges settled in non-cash	—	—	—	—	—	—	—	(55)	(1)	—	—	—	(56)
Balances as of March 31, 2008	—	—	—	—	—	—	1	—	4	—	9	—	14
Charges to operations	—	—	—	32	7	2	—	22	12	4	1	—	80
Charges settled in cash	—	—	—	(24)	(1)	—	(1)	—	(13)	(4)	(3)	—	(46)
Charges settled in non-cash	—	—	—	—	(1)	(2)	—	(22)	—	—	—	—	(25)
Balances as of March 31, 2009	—	—	—	8	5	—	—	—	3	—	7	—	23
Charges to operations	62	22	32	1	13	—	—	3	7	—	—	—	140
Charges settled in cash	(29)	(2)	(1)	(9)	(11)	—	—	—	(10)	—	—	—	(62)
Charges settled in non-cash	(25)	(9)	(24)	—	(4)	—	—	(3)	—	—	—	—	(65)
Accrual reclassification	—	—	—	—	—	—	—	—	—	—	(7)	—	(7)
Balances as of March 31, 2010	$ 8	$11	$ 7	$—	$ 3	$—	$ —	$ —	$ —	$—	$—	$—	$ 29

Fiscal 2010 Restructuring

In fiscal year 2010, we announced details of a restructuring plan to narrow our product portfolio to provide greater focus on titles with higher margin opportunities. Under this plan, we reduced our workforce by approximately 1,200 employees and have been (1) consolidating or closing various facilities, (2) eliminating certain titles, and (3) incurring IT and other costs to assist in reorganizing certain activities. The majority of these actions were completed by March 31, 2010.

Since the inception of the fiscal 2010 restructuring plan through March 31, 2010, we have incurred charges of $116 million, of which (1) $62 million were for employee-related expenses, (2) $32 million related to intangible asset impairment costs, abandoned rights to intellectual property, and other costs to assist in the reorganization of our business support functions, and (3) $22 million related to the closure of certain of our facilities. The $26 million restructuring accrual as of March 31, 2010 related to our fiscal 2010 restructuring is expected to be settled by September, 2013. In fiscal year 2011, we anticipate incurring between $15 million and $20 million of restructuring charges related to the fiscal 2010 restructuring.

Overall, including charges incurred through March 31, 2010, we expect to incur total cash and non-cash charges between $140 million and $145 million by March 31, 2012. These charges consist primarily of (1) employee-related costs (approximately $65 million), (2) intangible asset impairment costs, abandoned rights to intellectual property costs, and other costs to assist in the reorganization of our business support functions (approximately $35 million), (3) facilities exit costs (approximately $25 million), and (4) other reorganizational costs including IT and consulting costs (approximately $20 million).

Fiscal 2009 Restructuring

In fiscal year 2009, we announced details of a cost reduction plan as a result of our performance combined with the economic environment. This plan included a narrowing of our product portfolio, a reduction in our worldwide workforce of approximately 11 percent, or 1,100 employees, the closure of 10 facilities, and reductions in other variable costs and capital expenditures.

Since the inception of the fiscal 2009 restructuring plan through March 31, 2010, we have incurred charges of $55 million, of which (1) $33 million were for employee-related expenses, (2) $20 million related to the closure of certain of our facilities, and (3) $2 million related to asset impairments. We do not expect to incur any additional restructuring charges under this plan. The restructuring accrual of $3 million as of March 31, 2010 related to our fiscal 2009 restructuring is expected to be settled by September 2016.

Fiscal 2008 Reorganization

In June 2007, we announced a plan to reorganize our business into several new divisions including, at the time four new "Labels": EA SPORTS, EA Games, EA Casual Entertainment and The Sims in order to streamline decision-making, improve global focus, and speed new ideas to market. In October 2007, our Board of Directors approved a plan of reorganization ("fiscal 2008 reorganization plan") in connection with the reorganization of our business into four new Labels. During fiscal year 2009, we consolidated and reorganized two of our Labels. As a result, we have three Labels, EA SPORTS, EA Games and EA Play, as well as a new organization, EA Interactive, which reports into our Global Publishing Organization. Each Label, as well as EA Interactive, operates with dedicated studio and product marketing teams focused on consumer-driven priorities.

Since the inception of the fiscal 2008 reorganization plan through March 31, 2010, we have incurred charges of $141 million, of which (1) $12 million were for employee-related expenses, (2) $83 million related to the closure of our Chertsey, England and Chicago, Illinois facilities, which included asset impairment and lease termination costs, and (3) $46 million related to other costs including other contract terminations, as well as IT and consulting costs to assist in the reorganization of our business support functions. We do not expect to incur any additional charges under this plan.

Other Restructurings

We also engaged in various other restructurings based on management decisions. From April 1, 2008 through June 30, 2009, $7 million in cash had been paid out under these restructuring plans. The $7 million restructuring accrual as of March 31, 2009 was reclassified during the three months ended June 30, 2009, from accrued and other current liabilities to other liabilities on our Consolidated Balance Sheet.

(8) ROYALTIES AND LICENSES

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. License royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of products.

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of goods sold generally at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue. Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally in connection with the development of a particular product and, therefore, we are generally subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of goods sold.

Our contracts with some licensors include minimum guaranteed royalty payments, which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract. Royalty liabilities are classified as current liabilities to the extent such royalty obligations are contractually due within the next twelve months. As of March 31, 2010 and 2009, approximately $13 million and $37 million, respectively, of minimum guaranteed royalty obligations had been recognized and are included in the royalty-related assets and liabilities tables below.

Each quarter, we also evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of goods sold. We evaluate long-lived royalty-based assets for impairment using undiscounted cash flows when impairment indicators exist. Unrecognized minimum royalty-based commitments are accounted for as executory contracts and, therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated. During fiscal years 2010, 2009 and 2008, we recognized impairment charges of $10 million, loss charges of $43 million and loss and impairment charges of $4 million, respectively. The $10 million impairment charge recognized during the fiscal year ended March 31, 2010, was primarily related to our fiscal 2010 restructuring. This impairment is included in restructuring charges presented in Note 7 of the Notes to Consolidated Financial Statements. The loss charges in fiscal year 2009 primarily related to an amendment of a licensor agreement in which we terminated certain rights we previously had to use the licensor's intellectual property.

The current and long-term portions of prepaid royalties and minimum guaranteed royalty-related assets, included in other current assets and other assets, consisted of (in millions):

	As of March 31,	
	2010	2009
Other current assets	$ 66	$ 74
Other assets	36	47
Royalty-related assets	$102	$121

At any given time, depending on the timing of our payments to our co-publishing and/or distribution affiliates, content licensors and/or independent software developers, we recognize unpaid royalty amounts owed to these parties as accrued liabilities. The current and long-term portions of accrued royalties, included in accrued and other current liabilities and other liabilities, consisted of (in millions):

	As of March 31,	
	2010	2009
Accrued and other current liabilities	$144	$237
Other liabilities	—	29
Royalty-related liabilities	$144	$266

In addition, as of March 31, 2010, we were committed to pay approximately $1,280 million to content licensors, independent software developers, and co-publishing and/or distribution affiliates, but performance remained with the counterparty (*i.e.*, delivery of the product or content or other factors) and such commitments were therefore not recorded in our Consolidated Financial Statements.

(9) BALANCE SHEET DETAILS

Inventories

Inventories as of March 31, 2010 and 2009 consisted of (in millions):

	As of March 31,	
	2010	2009
Raw materials and work in process	$ 8	$ 7
In-transit inventory	2	9
Finished goods	90	201
Inventories	$100	$217

Property and Equipment, Net

Property and equipment, net, as of March 31, 2010 and 2009 consisted of (in millions):

	As of March 31,	
	2010	2009
Computer equipment and software	$ 480	$ 663
Buildings	347	143
Leasehold improvements	99	125
Office equipment, furniture and fixtures	71	63
Land	65	11
Warehouse equipment and other	10	14
Construction in progress	13	16
	1,085	1,035
Less accumulated depreciation	(548)	(681)
Property and equipment, net	$ 537	$ 354

Depreciation expense associated with property and equipment amounted to $123 million, $117 million and $126 million for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

On July 13, 2009, we purchased our Redwood Shores headquarters facilities comprised of approximately 660,000 square feet concurrent with the expiration and extinguishment of the lessor's financing agreements. These facilities were subject to lease obligations to non-affiliated parties, which expired in July 2009, and had previously been accounted for as operating leases. The total amount paid under the terms of the leases was $247 million, of which $233 million related to the purchase price of the facilities and $14 million was for the loss on our lease obligation. This $14 million loss is included in general and administrative expense on our Consolidated Statements of Operations. Subsequent to our purchase, we classified the facilities on our Consolidated Balance Sheet as property and equipment, net and depreciate the facilities acquired, excluding land, on a straight-line basis over the estimated useful lives.

Acquisition-Related Restricted Cash Included in Other Current Assets and Other Assets

In connection with our acquisition of Playfish on November 9, 2009, we deposited $100 million into an escrow account to be used to pay the former shareholders of Playfish in the event certain performance milestones through December 31, 2011 are achieved. During fiscal year 2010, no distributions were made from the restricted cash amount. As this deposit is restricted in nature, the long-term portion of $61 million is included in other assets and the short-term portion of $39 million is included in other current assets on our Consolidated Balance Sheet as of March 31, 2010. See Note 5 regarding our acquisition of Playfish.

Accrued and Other Current Liabilities

Accrued and other current liabilities as of March 31, 2010 and 2009 consisted of (in millions):

	As of March 31,	
	2010	2009
Other accrued expenses	$ 293	$ 237
Accrued compensation and benefits	177	142
Accrued royalties	144	237
Deferred net revenue (other)	103	107
Accrued and other current liabilities	$ 717	$ 723

Deferred net revenue (other) includes the deferral of subscription revenue, deferrals related to our Switzerland distribution business, advertising revenue, licensing arrangements and other revenue for which revenue recognition criteria has not been met.

Deferred Net Revenue (Packaged Goods and Digital Content)

Deferred net revenue (packaged goods and digital content) was $766 million as of March 31, 2010 and $261 million as of March 31, 2009. Deferred net revenue (packaged goods and digital content) includes the unrecognized revenue from (1) bundled sales of certain online-enabled packaged goods and digital content for which either we do not have vendor-specific objective evidence of fair value ("VSOE") for the online service that we provide in connection with the sale of the software or we have an obligation to provide future incremental unspecified digital content, (2) certain packaged goods sales of massively-multiplayer online role-playing games, and (3) sales of certain incremental content associated with our core subscription services that can only be played online, which are types of "micro-transactions." We recognize revenue from sales of online-enabled packaged goods and digital content for which (1) we do not have VSOE for the online service that we provided in connection with the sale and (2) we have an obligation to deliver incremental unspecified digital content in the future without an additional fee on a straight-line basis over an estimated six month period beginning in the month after shipment. However, we expense the cost of goods sold related to these transactions during the period in which the product is delivered (rather than on a deferred basis).

(10) INCOME TAXES

The components of our loss before provision for (benefit from) income taxes for the fiscal years ended March 31, 2010, 2009 and 2008 are as follows (in millions):

	Year Ended March 31,		
	2010	2009	2008
Domestic	$(501)	$(670)	$(353)
Foreign	(205)	(185)	(154)
Loss before provision for (benefit from) income taxes	$(706)	$(855)	$(507)



Provision for (benefit from) income taxes for the fiscal years ended March 31, 2010, 2009 and 2008 consisted of (in millions):

	Current	Deferred	Total
Year Ended March 31, 2010			
Federal	$ (8)	$ (57)	$ (65)
State	2	(4)	(2)
Foreign	27	11	38
	$ 21	$ (50)	$ (29)
Year Ended March 31, 2009			
Federal	$ (15)	$ 161	$ 146
State	(2)	76	74
Foreign	26	(13)	13
	$ 9	$ 224	$ 233
Year Ended March 31, 2008			
Federal	$ (28)	$ (43)	$ (71)
State	(1)	(21)	(22)
Foreign	46	(6)	40
	$ 17	$ (70)	$ (53)

The differences between the statutory tax expense (benefit) rate and our effective tax expense (benefit) rate, expressed as a percentage of loss before provision for (benefit from) income taxes, for the years ended March 31, 2010, 2009 and 2008 were as follows:

	Year Ended March 31,		
	2010	2009	2008
Statutory federal tax (benefit) rate	(35.0%)	(35.0%)	(35.0%)
State taxes, net of federal benefit	(3.4%)	(2.1%)	(2.7%)
Differences between statutory rate and foreign effective tax rate	4.2%	2.6%	1.9%
Valuation allowance	17.2%	42.8%	—
Research and development credits	(1.1%)	(1.6%)	(1.5%)
Non-deductible acquisition-related costs and tax expense from integration restructurings	8.2%	—	9.5%
Non-deductible goodwill impairment	—	13.6%	—
Non-deductible losses on strategic investments	—	2.6%	8.2%
Loss on facility impairment	—	0.6%	3.5%
Non-deductible stock-based compensation	5.0%	3.7%	5.5%
Other	0.8%	—	0.3%
Effective tax expense (benefit) rate	(4.1%)	27.2%	(10.3%)

Undistributed earnings of our foreign subsidiaries amounted to approximately $1.1 billion as of March 31, 2010. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

The components of net deferred tax assets, as of March 31, 2010 and 2009 consisted of (in millions):

	As of March 31,	
	2010	2009
Deferred tax assets:		
Accruals, reserves and other expenses	$ 141	$ 140
Tax credit carryforwards	188	183
Stock-based compensation	81	69
Amortization	16	14
Net operating loss & capital loss carryforwards	233	129
Total	659	535
Valuation allowance	(466)	(384)
Deferred tax asset net of valuation allowance	193	151
Deferred tax liabilities:		
Depreciation	(19)	(20)
State effect on federal taxes	(50)	(47)
Unrealized gain on marketable equity securities	(19)	(3)
Prepaids and other liabilities	(13)	(11)
Total	(101)	(81)
Deferred tax asset, net	$ 92	$ 70

The valuation allowance increased by $82 million in fiscal year 2010, primarily due to the increase in deferred tax assets for U.S. tax losses and tax credits that are not currently considered to be more likely than not to be realized.

As of March 31, 2010, we have federal net operating loss ("NOL") carry forwards of approximately $512 million of which approximately $150 million is attributable to various acquired companies. These acquired net operating loss carry forwards are subject to an annual limitation under Internal Revenue Code Section 382. The federal NOL, if not fully realized, will begin to expire 2028. Furthermore, we have state net loss carry forwards of approximately $637 million of which approximately $118 million is attributable to various acquired companies. The state NOL, if not fully realized, will begin to expire 2016. We also have U.S. federal, California and Canada tax credit carry forwards of $103 million, $88 million and $36 million, respectively. The U.S. federal tax credit carry forwards will begin to expire 2016. The California and Canada tax credit carry forwards can be carried forward indefinitely.

In February 2006, the FASB issued FASB ASC 740, *Income Taxes*, that clarifies the accounting and recognition for income tax positions taken or expected to be taken in our tax returns. We adopted FASB ASC 740 on April 1, 2007, and recognized the cumulative effect of a change in accounting principle by recognizing a decrease in the liability for unrecognized tax benefits of $18 million, with a corresponding increase to beginning retained earnings. We also recognized an additional decrease in the liability for unrecognized tax benefits of $14 million with a corresponding increase in beginning paid-in capital related to the tax benefits of employee stock options. In our second quarter of fiscal year 2008, we increased the beginning retained earnings by approximately $1 million to reflect an immaterial revision to the cumulative effect of the adoption.

The total unrecognized tax benefits as of March 31, 2010 and 2009 were $278 million in each year. Of these amounts, $35 million and $56 million of liabilities would be offset by prior cash deposits to tax authorities for issues pending resolution as of March 31, 2010 and 2009, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is summarized as follows (in millions):

Balance as of March 31, 2008	$312
Increases in unrecognized tax benefits related to prior year tax positions	21
Decreases in unrecognized tax benefits related to prior year tax positions	(24)
Increases in unrecognized tax benefits related to current year tax positions	36
Decreases in unrecognized tax benefits related to settlements with taxing authorities	(13)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(29)
Changes in unrecognized tax benefits due to foreign currency translation	(25)
Balance as of March 31, 2009	$278
Increases in unrecognized tax benefits related to prior year tax positions	10
Decreases in unrecognized tax benefits related to prior year tax positions	(8)
Increases in unrecognized tax benefits related to current year tax positions	69
Decreases in unrecognized tax benefits related to settlements with taxing authorities	(45)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(31)
Changes in unrecognized tax benefits due to foreign currency translation	5
Balance as of March 31, 2010	$278

During the three months ended September 30, 2009, we reached a final settlement with the Internal Revenue Service ("IRS") for the fiscal years 1997 through 1999. As a result, we recognized a tax benefit of approximately $6 million due to a reduction in our accrual for interest and penalties.

During the three months ended June 30, 2009, we recognized approximately $21 million of previously unrecognized tax benefits and reduced our accrual for interest and penalties by approximately $12 million due to the expiration of statutes of limitation in the United Kingdom.

A portion of our unrecognized tax benefits will affect our effective tax rate if they are recognized upon favorable resolution of the uncertain tax positions. As of March 31, 2010, approximately $130 million of the unrecognized tax benefits would affect our effective tax rate and approximately $132 million would result in corresponding adjustments to the deferred tax valuation allowance. As of March 31, 2009, approximately $166 million of the unrecognized tax benefits would affect our effective tax rate and approximately $94 million would result in adjustments to deferred tax valuation allowance.

Interest and penalties related to estimated obligations for tax positions taken in our tax returns are recognized in income tax expense in our Consolidated Statements of Operations. The combined amount of accrued interest and penalties related to tax positions taken on our tax returns and included in non-current other liabilities was approximately $39 million as of March 31, 2010, as compared to $56 million as of March 31, 2009. Accrued interest expense related to estimated obligations for unrecognized tax benefits decreased by approximately $13 million during fiscal 2010. Accrued penalties decreased by approximately $4 million during fiscal 2010.

We file income tax returns in the United States, including various state and local jurisdictions. Our subsidiaries file tax returns in various foreign jurisdictions, including Canada, France, Germany, Switzerland and the United Kingdom. The IRS has completed its examination of our federal income tax returns through fiscal year 2005. As of March 31, 2010, the IRS had proposed, and we had agreed to, certain adjustments to our tax returns for fiscal years 2000 through 2005. The effects of these adjustments have been considered in estimating our future obligations for unrecognized tax benefits and are not expected to have a material impact on our financial position or results of operations. As of March 31, 2010, we had not agreed to certain other proposed adjustments for fiscal years 2000 through 2005, and those issues were pending resolution by the Appeals section of the IRS. Furthermore, the IRS has commenced an examination of our fiscal year 2006, 2007 and 2008 tax returns. We are also currently under income tax examination in Canada for fiscal years 2004 and 2005, and in France for fiscal years 2006 through 2008. We remain subject to income tax examination for several other jurisdictions including Canada for fiscal years after 2001, in France for fiscal years after 2008, in Germany for fiscal years after 2007, in the United Kingdom for fiscal years after 2008, and in Switzerland for fiscal years after 2007.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involve multiple tax periods and jurisdictions, it is reasonably possible that a reduction of up to $30 million of unrecognized tax benefits may occur within the next 12 months, some of which, depending on the nature of the settlement or expiration of statutes of limitations, may affect the Company's income tax provision and therefore benefit the resulting effective tax rate. The actual amount could vary significantly depending on the ultimate timing and nature of any settlements.

(11) COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of March 31, 2010, we leased certain of our current facilities, furniture and equipment under non-cancelable operating lease agreements. We were required to pay property taxes, insurance and normal maintenance costs for certain of these facilities and any increases over the base year of these expenses on the remainder of our facilities. See Note 9 regarding the purchase of our Redwood Shores headquarters facilities on July 13, 2009.

Development, Celebrity, League and Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers.

In addition, we have certain celebrity, league and content license contracts that contain minimum guarantee payments and marketing commitments that may not be dependent on any deliverables. Celebrities and organizations with whom we have contracts include: FIFA, FIFPRO Foundation, FAPL (Football Association Premier League Limited), and DFL Deutsche Fußball Liga GmbH (German Soccer League) (professional soccer); National Basketball Association (professional basketball); PGA TOUR and Tiger Woods (professional golf); National Hockey League and NHL Players' Association (professional hockey); Warner Bros. (Harry Potter); National Football League Properties, PLAYERS Inc., and Red Bear Inc. (professional football); Collegiate Licensing Company (collegiate football and basketball); ESPN (content in EA SPORTS games); Hasbro, Inc. (most of Hasbro's toy and game intellectual properties); and the Estate of Robert Ludlum (Robert Ludlum novels and films). These developer and content license commitments represent the sum of (1) the cash payments due under non-royalty-bearing licenses and services agreements, and (2) the minimum guaranteed payments and advances against royalties due under royalty-bearing licenses and services agreements, the majority of which are conditional upon performance by the counterparty. These minimum guarantee payments and any related marketing commitments are included in the table below.

The following table summarizes our minimum contractual obligations as of March 31, 2010 (in millions):

	Contractual Obligations				
Fiscal Year Ending March 31,	Leases[a]	Developer/ Licensor Commitments[b]	Marketing	Other Purchase Obligations	Total
2011	$ 46	$ 253	$ 91	$ 2	$ 392
2012	39	244	53	1	337
2013	32	164	47	—	243
2014	23	12	27	—	62
2015	18	13	15	—	46
Thereafter	23	607	92	—	722
Total	$181	$1,293	$325	$ 3	$1,802

(a) Lease commitments have not been reduced by minimum sub-lease rentals for unutilized office space resulting from our reorganization activities of approximately $13 million due in the future under non-cancelable sub-leases.

(b) Developer/licensor commitments include $13 million of commitments that have been recorded in current and long-term liabilities and a corresponding amount in current and long-term assets in our Consolidated Balance Sheet as of March 31, 2010 because payment is not contingent upon performance by the developer or licensor.

In addition to what is included in the table above as of March 31, 2010, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $277 million, of which approximately $35 million is offset by prior cash deposits to tax authorities for issues pending resolution. For the remaining liability, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

In addition to what is included in the table above as of March 31, 2010, in connection with our acquisition of Playfish on November 9, 2009, we may be required to pay additional variable cash consideration that is contingent upon the achievement of certain performance milestones through December 31, 2011. The additional consideration is limited to a maximum of $100 million.

The amounts represented in the table above reflect our minimum cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be expensed in our Consolidated Financial Statements. Included in the amounts above are $5 million in lease commitments for fiscal year 2011, for leases expiring in less than one year as of March 31, 2010.

Total rent expense for all operating leases was $91 million, $98 million and $94 million, for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

Subsequent to March 31, 2010, we entered into various licensor and development agreements with third parties, which contingently commits us to pay up to $170 million at various dates through fiscal year 2016. No single licensor and development agreement represented greater than one-third of the total $170 million.

Legal Proceedings

We are subject to claims and litigation arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our Consolidated Financial Statements.

(12) PREFERRED STOCK

As of March 31, 2010 and 2009, we had 10,000,000 shares of preferred stock authorized but unissued. The rights, preferences, and restrictions of the preferred stock may be designated by our Board of Directors without further action by our stockholders.

(13) STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Valuation Assumptions

We are required to estimate the fair value of share-based payment awards on the date of grant. We recognize compensation costs for stock-based payment transactions to employees based on their grant-date fair value on a straight-line approach over the service period for which such awards are expected to vest. The fair value of restricted stock units and restricted stock is determined based on the quoted market price of our common stock on the date of grant. The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our ESPP, respectively, is determined using the Black-Scholes valuation model. The fair value of our stock options is based on the multiple-award valuation method. The determination of fair value is affected by our stock price, as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and our expected stock price volatility over the expected term of the award. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. The key assumptions for the Black-Scholes valuation calculation are:

- *Risk-free interest rate.* The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option.
- *Expected volatility.* We use a combination of historical stock price volatility and implied volatility computed based on the price of options publicly traded on our common stock for our expected volatility assumption.
- *Expected term.* The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term is determined based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.
- *Expected dividends.*

The estimated assumptions used in the Black-Scholes valuation model to value our option grants and ESPP were as follows:

	Stock Option Grants			ESPP		
	Year Ended March 31,			Year Ended March 31,		
	2010	2009	2008	2010	2009	2008
Risk-free interest rate	1.4 - 3.1%	1.0 - 3.8%	1.8 - 5.1%	0.2 - 0.4%	0.5 - 2.1%	1.7 - 4.2%
Expected volatility	40 - 48%	32 - 53%	31 - 37%	35 - 57%	35 - 75%	32 - 35%
Weighted-average volatility	45%	42%	33%	39%	66%	34%
Expected term	4.2 years	4.3 years	4.4 years	6-12 months	6-12 months	6-12 months
Expected dividends	None	None	None	None	None	None

Stock-Based Compensation Expense

Employee stock-based compensation expense recognized during the fiscal years ended March 31, 2010, 2009 and 2008 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. In subsequent periods, if actual forfeitures differ from those estimates, an adjustment to stock-based compensation expense will be recognized at that time.

The following table summarizes stock-based compensation expense resulting from stock options, restricted stock, restricted stock units and our ESPP included in our Consolidated Statements of Operations (in millions):

	Year Ended March 31,		
	2010	2009	2008
Cost of goods sold	$ 2	$ 2	$ 2
Marketing and sales	16	20	19
General and administrative	33	47	38
Research and development	110	134	91
Restructuring charges	26	—	—
Stock-based compensation expense	187	203	150
Benefit from income taxes	—	—	(27)
Stock-based compensation expense, net of tax	$187	$203	$123

As of March 31, 2010, our total unrecognized compensation cost related to stock options was $75 million and is expected to be recognized over a weighted-average service period of 2.4 years. As of March 31, 2010, our total unrecognized compensation cost related to restricted stock, restricted stock units and notes payable in shares of common stock (collectively referred to as "restricted stock rights") was $311 million (inclusive of approximately $50 million of remaining compensation cost associated with the "Employee Stock Option Exchange Program" discussed below) and is expected to be recognized over a weighted-average service period of 1.8 years. Of the $311 million of unrecognized compensation cost above, $24 million relates to performance-based restricted stock units that we ceased recognizing stock-based compensation expense during fiscal year 2010 because we determined that they were neither probable nor improbable of achievement.

For the fiscal year ended March 31, 2010, we recognized $14 million of tax benefit from the exercise of stock options for which we did not have any deferred tax write-offs; all of which represented excess tax benefit related to stock-based compensation and was reported in financing activities on our Consolidated Statements of Cash Flows. For the fiscal year ended March 31, 2009, we recognized $2 million of tax benefit from the exercise of stock options for which we did not have any deferred tax asset write-offs; all of which represented excess tax benefit related to stock-based compensation and was reported in financing activities. For the fiscal year ended March 31, 2008, we recognized $45 million of tax benefit from the exercise of stock options, net of $6 million of deferred tax asset write-offs; of this amount, $51 million of excess tax benefit related to stock-based compensation was reported in financing activities.

Summary of Plans and Plan Activity

Equity Incentive Plans

Our 2000 Equity Incentive Plan (the "Equity Plan") allows us to grant options to purchase our common stock and to grant restricted stock, restricted stock units and stock appreciation rights to our employees, officers and directors. Pursuant to the Equity Plan, incentive stock options may be granted to employees and officers and non-qualified options may be granted to employees, officers and directors, at not less than 100 percent of the fair market value on the date of grant.

We also have options outstanding that were granted under (1) the JAMDAT Mobile Inc. Amended and Restated 2000 Stock Incentive Plan and the JAMDAT Mobile Inc. 2004 Equity Incentive Plan (collectively, the "JAMDAT Plans"), which we assumed in connection with our acquisition of JAMDAT, and (2) options and restricted stock units outstanding under the VG Holding Corp. 2005 Stock Incentive Plan (the "VGH 2005 Plan"), which we assumed in connection with our acquisition of VGH.

In connection with our acquisition of VGH, we also established the 2007 Electronic Arts VGH Acquisition Inducement Award Plan (the "VGH Inducement Plan"), which allowed us to grant restricted stock units to service providers, who were employees of VGH or a subsidiary of VGH immediately prior to the consummation of the acquisition and who became employees of EA following the acquisition. The restricted stock units granted under the VGH Inducement Plan vest pursuant to either (1) time-based vesting schedules over a period of up to four years, or (2) the achievement of pre-determined performance-based milestones, and in all cases are subject to earlier vesting in the event we terminate a recipient's employment without "cause" or the recipient terminates employment for "good reason." We do not intend to grant any further awards under the VGH Inducement Plan.

In addition, in connection with our acquisition of VGH, in exchange for outstanding stock options and restricted stock, we granted service-based non-interest bearing notes payable solely in shares of our common stock to certain employees of VGH, who became employees of EA following the acquisition. These notes payable vest over a period of four years, subject to earlier vesting in the event we terminate a recipient's employment without "cause" or the recipient terminates employment for "good reason."

Options granted under the Equity Plan generally expire ten years from the date of grant and are generally exercisable as to 24 percent of the shares after 12 months, and then ratably over the following 38 months. The material terms of options granted under the JAMDAT and VGH 2005 Plans are similar to our Equity Plan.

Stock Options

The following table summarizes our stock option activity for the fiscal year ended March 31, 2010:

	Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of March 31, 2009	34,360	$42.04		
Granted	4,420	20.34		
Exchange Program (granted)	18	17.43		
Exercised	(588)	15.22		
Exchange Program (cancelled)	(16,561)	49.11		
Forfeited, cancelled or expired	(5,518)	40.60		
Outstanding as of March 31, 2010	16,131	30.28		
Vested and expected to vest	15,219	$30.79	5.5	$7
Exercisable	9,165	$36.36	3.4	$2

As of March 31, 2010, the weighted-average contractual term for our stock options outstanding was 5.7 years and the aggregate intrinsic value of our stock options outstanding was $8 million. The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price as of March 31, 2010, which would have been received by the option holders had all option holders exercised their options as of that date. The weighted-average grant-date fair values of stock options granted during fiscal years 2010, 2009 and 2008 were $7.81, $10.28 and $16.85, respectively. The total intrinsic values of options exercised during fiscal years 2010, 2009 and 2008 were $3 million, $46 million and $144 million, respectively. The total estimated fair values (determined as of the grant-date) of options vested during fiscal years 2010, 2009 and 2008 were $26 million, $83 million and $82 million, respectively. We issue new common stock from our authorized shares upon the exercise of stock options.

A total of 18 million shares were available for grant under our Equity Plan as of March 31, 2010.

The following table summarizes outstanding and exercisable options as of March 31, 2010:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number of Shares (in thousands)	Weighted-Average Remaining Contractual Term (in years)	Weighted-Average Exercise Price	Potential Dilution	Number of Shares (in thousands)	Weighted-Average Exercise Price	Potential Dilution
$0.65-$14.99	19	1.48	$ 9.11	—	19	$ 9.11	—
15.00-29.99	10,553	6.28	20.70	3.2%	4,313	23.23	1.3%
30.00-39.99	1,243	2.38	31.55	0.4%	1,243	31.55	0.4%
40.00-65.93	4,316	5.27	53.45	1.3%	3,590	53.94	1.1%
$0.65-$65.93	16,131	5.70	30.28	4.9%	9,165	36.36	2.8%

Potential dilution is computed by dividing the options in the related range of exercise prices by 330 million shares of common stock, which were issued and outstanding as of March 31, 2010.

At our Annual Meeting of Stockholders, held on July 29, 2009, in addition to approving our Exchange Program discussed below, our stockholders also approved amendments to the Equity Plan to (1) increase the number of shares authorized for issuance under the Equity Plan by 20.8 million shares and (2) amend the Equity Plan so that each share subject to a full value stock award would reduce the number of shares available for issuance by 1.43 shares, instead of the current multiple of 1.82 shares. Our stockholders also approved an amendment to the ESPP to increase the number of shares authorized under the ESPP by 3 million shares.

Restricted Stock Rights

We grant restricted stock rights under our Equity Plan to employees worldwide (except in certain countries where doing so is not feasible due to local legal requirements). Restricted stock units entitle holders to receive shares of common stock at the end of a specified period of time. Upon vesting, the equivalent number of common shares is typically issued net of required tax withholdings, if any. Restricted stock is issued and outstanding upon grant; however, restricted stock award holders are restricted from selling the shares until they vest. Upon granting or vesting of restricted stock, as the case may be, we will typically withhold shares to satisfy tax withholding requirements. Restricted stock rights are subject to forfeiture and transfer restrictions. Vesting for restricted stock rights is based on the holders' continued employment with us. If the vesting conditions are not met, unvested restricted stock rights will be forfeited. Generally, our restricted stock rights vest according to one of the following vesting schedules:

- 100 percent after one year;
- Three-year vesting with 33.33 percent cliff vesting at the end of each of the first and second years, and 33.34 percent cliff vesting at the end of the third year;
- Three-year vesting with 25 percent cliff vesting at the end of each of the first and second years, and 50 percent cliff vesting at the end of the third year;
- Four-year vesting with 25 percent cliff vesting at the end of each year; or
- 26 month vesting with 50 percent cliff vesting at the end of 13 months and 50 percent cliff vesting at the end of 26 months.

Each restricted stock right granted reduces the number of shares available for grant by 1.43 shares under our Equity Plan. The following table summarizes our restricted stock rights activity, excluding performance-based restricted stock unit activity discussed below, for the fiscal year ended March 31, 2010:

	Restricted Stock Rights (in thousands)	Weighted-Average Grant Date Fair Value
Balance as of March 31, 2009	7,559	$42.76
Granted	5,302	18.84
Exchange Program (granted)	5,919	17.43
Vested	(3,064)	42.16
Forfeited or cancelled	(1,416)	33.53
Balance as of March 31, 2010	14,300	24.45

The weighted-average grant-date fair value of restricted stock rights is based on the quoted market price of our common stock on the date of grant. The weighted-average grant-date fair values of restricted stock rights granted during fiscal years 2010, 2009 and 2008 were $18.10, $32.42 and $52.06, respectively. The total grant-date fair values of restricted stock rights that vested during fiscal years 2010, 2009 and 2008 were $129 million, $90 million and $31 million, respectively.

Performance-Based Restricted Stock Units

Our performance-based restricted stock units vest contingent upon the achievement of pre-determined performance-based milestones. If these performance-based milestones are not met, the restricted stock units will not vest, in which case, any compensation expense we have recognized to date will be reversed.

The following table summarizes our performance-based restricted stock unit activity for the fiscal year ended March 31, 2010:

	Performance-Based Restricted Stock Units (in thousands)	Weighted-Average Grant Date Fair Value
Balance as of March 31, 2009	3,008	$47.59
Granted	236	20.93
Vested	(196)	27.73
Forfeited or cancelled	(722)	39.61
Balance as of March 31, 2010	2,326	49.04

The weighted-average grant-date fair value of performance-based restricted stock units is based on the quoted market price of our common stock on the date of grant. The weighted-average fair values of performance-based restricted stock units granted during fiscal years 2010, 2009 and 2008 were $20.93, $46.05 and $54.51, respectively. The total grant date fair values of performance-based restricted stock units that vested during fiscal years 2010 and 2009 were $5 million and $3 million, respectively. No performance-based restricted stock units vested prior to fiscal year 2009.

ESPP

Pursuant to our ESPP, eligible employees may authorize payroll deductions of between 2 and 10 percent of their compensation to purchase shares at 85 percent of the lower of the market price of our common stock on the date of commencement of the offering or on the last day of each six-month purchase period.

At our Annual Meeting of Stockholders, held on July 29, 2009, our stockholders approved amendments to the ESPP to increase the number of shares authorized under the ESPP by 3 million. As of March 31, 2010, we had 5 million shares of common stock reserved for future issuance under the ESPP.

During fiscal year 2010, we issued approximately 2.2 million shares under the ESPP with exercise prices for purchase rights ranging from $13.86 to $14.08. During fiscal years 2010, 2009 and 2008, the estimated weighted-average fair values of purchase rights were $6.50, $13.04 and $14.57, respectively.

We issue new common stock out of the ESPP's pool of authorized shares. The fair values above were estimated on the date of grant using the Black-Scholes option-pricing model assumptions.

Employee Stock Option Exchange Program

On October 21, 2009, we launched a voluntary Employee Stock Option Exchange Program ("Exchange Program") to permit our eligible employees to exchange outstanding eligible options for a lesser number of restricted stock units, shares of restricted stock (in Canada only), or new options (in China only) to be granted under our Equity Plan. The Exchange Program offer period began on October 21, 2009 and ended on November 18, 2009.

The Exchange Program was open to all employees designated for participation by the Compensation Committee of the Board of Directors. However, members of the Board of Directors, the Named Executive Officers identified in our definitive proxy statement filed with the SEC on June 12, 2009 and employees of Denmark, due to restrictions arising under local laws of that country, were not eligible to participate.

Options eligible for the Exchange Program were those options granted prior to October 21, 2008, that had an exercise price per share greater than $28.18, which was the 52-week high trading price of our common stock measured as of the start date of the Exchange Program, as reported on the NASDAQ Global Select Market, and that upon conversion using the exchange ratio applicable for such options resulted in four or more shares of restricted stock units, shares of restricted stock or new options, as the case may be.

Eligible options exchanged under the program were cancelled following the expiration of the offer and either restricted stock units, shares of restricted stock or new options, as the case may be, were granted. For restricted stock units, shares of restricted stock or new options issued in exchange for unvested options, compensation expense will be recorded based on the grant-date fair value of the options tendered over their remaining original vesting period of those options. Restricted stock units, shares of restricted stock and new options issued in connection with the Exchange Program will vest over a period of up to three years.

The Exchange Program resulted in options to purchase approximately 16,561,000 shares of our common stock being exchanged for restricted stock units to acquire approximately 4,996,000 shares, approximately 923,000 shares of restricted stock awards and new options to purchase approximately 18,000 shares.

Due to the structure of the Exchange Program as a "value-for-value" exchange for the eligible options tendered for exchange, and certain assumptions we are required to use regarding the eligible options for accounting purposes, we will recognize an incremental accounting charge of approximately $70 million over the vesting period of the restricted stock units, restricted stock and options issued in the Exchange Program in addition to recognizing any remaining unrecognized expense for the stock options surrendered in the exchange. We recorded approximately $14 million of the incremental charge during the fiscal year ended March 31, 2010.

Deferred Compensation Plan

We have a Deferred Compensation Plan ("DCP") for the benefit of a select group of management or highly compensated Employees and Directors, which is unfunded and intended to be a plan that is not qualified within the meaning section 401(a) of the Internal Revenue Code. The DCP permits the deferral of the annual base salary and/or Director fees up to a maximum amount. The deferrals are held in a separate trust, which has been established by us to administer the DCP. The trust is a grantor trust and the specific terms of the trust agreement provide that the assets of the trust are available to satisfy the claims of general creditors in the event of our insolvency. The assets held by the trust are classified as trading securities and reflected at their fair value on our Consolidated Balance Sheets. The assets and liabilities of the DCP are presented in other current assets and other liabilities in our Consolidated Balance Sheets, respectively, with changes in the fair market value of the assets and in the deferred compensation liability recognized as compensation expense. The assets were valued at $12 million and $9 million as of March 31, 2010 and 2009, respectively.

401(k) Plan and Registered Retirement Savings Plan

We have a 401(k) plan covering substantially all of our U.S. employees, and a Registered Retirement Savings Plan covering substantially all of our Canadian employees. These plans permit us to make discretionary contributions to employees' accounts based on our financial performance. We contributed an aggregate of $10 million, $7 million and $13 million to these plans in fiscal years 2010, 2009 and 2008, respectively.

(14) COMPREHENSIVE INCOME

We are required to classify items of other comprehensive income (loss) by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and paid-in capital in the equity section of a balance sheet. Accumulated other comprehensive income primarily includes foreign currency translation adjustments, and the net of tax amounts for unrealized gains (losses) on investments and unrealized gains (losses) on derivative instruments designated as cash flow hedges. Foreign currency translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

The change in the components of accumulated other comprehensive income, net of related immaterial taxes, is summarized as follows (in millions):

	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Investments, net	Unrealized Gains (Losses) on Derivative Instruments, net	Accumulated Other Comprehensive Income
Balances as of March 31, 2007	$ 43	$ 251	$—	$ 294
Other comprehensive income (loss)	42	251	(3)	290
Balances as of March 31, 2008	85	502	(3)	584
Other comprehensive income (loss)	(88)	(311)	4	(395)
Balances as of March 31, 2009	(3)	191	1	189
Other comprehensive income (loss)	73	(33)	(1)	39
Balances as of March 31, 2010	$ 70	$ 158	$—	$ 228

(15) INTEREST AND OTHER INCOME, NET

Interest and other income, net, for the years ended March 31, 2010, 2009 and 2008 consisted of (in millions):

	Year Ended March 31,		
	2010	2009	2008
Interest income, net	$ 10	$ 48	$102
Net gain (loss) on foreign currency transactions	(19)	(49)	20
Net gain (loss) on foreign currency forward contracts	10	34	(31)
Other income, net	5	1	7
Interest and other income, net	$ 6	$ 34	$ 98

(16) NET LOSS PER SHARE

Basic earnings per share is computed as net loss divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock-based compensation plans including stock options, restricted stock, restricted stock units, common stock through our ESPP, warrants and other convertible securities using the treasury stock method.

As a result of our net loss for the fiscal years ended March 31, 2010, 2009 and 2008, we have excluded certain equity-based instruments from the diluted loss per share calculation as their inclusion would have had an antidilutive effect. Had we reported net income for these periods, an additional 2 million shares, 4 million shares and 7 million shares of common stock would have been included in the number of shares used to calculate diluted earnings per share for the fiscal years ended March 31, 2010, 2009 and 2008, respectively. Options to purchase and restricted stock units and restricted stock to be released in the amount of 32 million shares, 28 million shares and 18 million shares of common stock were excluded from the computation of diluted shares for the fiscal years ended March 31, 2010, 2009 and 2008, respectively, as their inclusion would have had an antidilutive effect. For fiscal years 2010, 2009 and 2008, the weighted-average exercise prices of these shares were $32.89, $44.59 and $53.89 per share, respectively.

(17) SEGMENT INFORMATION

Our reporting segments are based upon: our internal organizational structure; the manner in which our operations are managed; the criteria used by our Chief Executive Officer, our Chief Operating Decision Maker ("CODM"), to evaluate segment performance; the availability of separate financial information; and overall materiality considerations.

Our business is currently organized around three operating labels, EA Games, EA SPORTS and EA Play, as well as EA Interactive, which reports into our Publishing Organization. Our CODM regularly receives separate financial information for distinct businesses within the EA Interactive organization, including EA Mobile, Pogo and Playfish. Accordingly, in assessing performance and allocating resources, our CODM reviews the results of our three Labels, as well as the operating segments in EA Interactive, including EA Mobile, Pogo and Playfish. Due to their similar economic characteristics, products, and distribution methods, EA Games, EA SPORTS, and EA Play's results are aggregated into one Reportable Segment (the "Label segment") as shown below. The remaining operating segments' results are not material for separate disclosure and are included in the reconciliation of Label segment profit to consolidated operating loss below. In addition to assessing performance and allocating resources based on our operating segments as described herein, to a lesser degree, our CODM also reviews results based on geographic performance.

The following table summarizes the financial performance of the Label segment and a reconciliation of the Label segment's profit to our consolidated operating loss for the fiscal years ended March 31, 2010, 2009 and 2008 (in millions):

	Year Ended March 31,		
	2010	2009	2008
Label segment:			
Net revenue before revenue deferral	$ 3,692	$ 3,746	$ 3,722
Depreciation and amortization	(53)	(67)	(68)
Other expenses	(2,929)	(3,284)	(2,928)
Label segment profit	710	395	726
Reconciliation to consolidated operating loss:			
Other:			
Revenue deferral	(2,358)	(1,077)	(1,186)
Recognition of revenue deferral	1,853	1,203	831
Other net revenue	467	340	298
Depreciation and amortization	(133)	(121)	(118)
Other expenses	(1,225)	(1,567)	(1,038)
Consolidated operating loss	$ (686)	$ (827)	$ (487)

Label segment profit differs from consolidated operating loss primarily due to the exclusion of (1) certain corporate and other functional costs that are not allocated to the Labels, (2) the deferral of certain net revenue related to online-enabled packaged goods and digital content (see Note 9 of the Notes to Consolidated Financial Statements), and (3) the results of EA Mobile, Pogo, Playfish, and our Switzerland distribution revenue that has not been allocated to the Labels. Our CODM reviews assets on a consolidated basis and not on a segment basis.

Information about our total net revenue by platform for the fiscal years ended March 31, 2010, 2009 and 2008 is presented below (in millions):

	Year Ended March 31,		
	2010	2009	2008
Consoles			
Xbox 360	$ 868	$ 1,005	$ 855
PLAYSTATION 3	771	776	383
Wii	570	583	307
PlayStation 2	133	405	680
Xbox	—	1	20
Nintendo GameCube	—	—	6
Total Consoles	2,342	2,770	2,251
PC	687	712	702
Wireless Platforms			
Nintendo DS	135	222	235
Mobile	212	189	152
PSP	125	174	187
Game Boy Advance	—	—	8
Total Wireless	472	585	582
Licensing and Other	153	145	130
Total Net Revenue	$ 3,654	$ 4,212	$ 3,665

Information about our operations in North America, Europe and Asia as of and for the fiscal years ended March 31, 2010, 2009 and 2008 is presented below (in millions):

	Year Ended March 31,		
	2010	2009	2008
Net revenue from unaffiliated customers			
North America	$2,025	$2,412	$1,942
Europe	1,433	1,589	1,541
Asia	196	211	182
Total	$3,654	$4,212	$3,665

	As of March 31,	
	2010	2009
Long-lived assets		
North America	$1,357	$1,171
Europe	440	169
Asia	37	42
Total	$1,834	$1,382

Our North America net revenue was primarily generated in the United States.

Our direct sales to GameStop Corp. represented approximately 16 percent, 14 percent, and 13 percent of total net revenue in fiscal years ended March 31, 2010, 2009, and 2008 respectively. Our direct sales to Wal-Mart Stores, Inc. represented approximately 12 percent, 14 percent, and 12 percent of total net revenue in fiscal years ended March 31, 2010, 2009 and 2008, respectively.

Annual Report

(18) COLLABORATIVE ARRANGEMENTS

On April 1, 2009, we adopted FASB ASC 808, *Collaborative Arrangements*. FASB ASC 808 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. The adoption of FASB ASC 808 did not have a significant impact on our Consolidated Financial Statements for the fiscal years ended March 31, 2010, 2009 and 2008.

(19) RELATED PERSON TRANSACTION

Prior to becoming Chief Executive Officer of Electronic Arts, John Riccitiello was a co-founder and Managing Partner of Elevation Partners, L.P., and also served as Chief Executive Officer of VGH, which we acquired in January 2008. At the time of the acquisition, Mr. Riccitiello held an indirect financial interest in VGH resulting from his interest in the entity that controlled Elevation Partners, L.P. and his interest in a limited partner of Elevation Partners, L.P. Elevation Partners, L.P. was a significant stockholder of VGH.

(20) CERTAIN ABANDONED ACQUISITION-RELATED COSTS

On March 13, 2008, we commenced an unsolicited $2.1 billion cash tender offer for all of the outstanding shares of Take-Two Interactive Software, Inc. On August 18, 2008, we allowed our tender offer for Take-Two shares to expire and on September 14, 2008, we announced that we had terminated discussions with Take-Two. As a result of the terminated discussions, during the fiscal year ended March 31, 2009, we recognized $21 million in related costs consisting of legal, banking and other consulting fees. These costs are included in our Consolidated Statements of Operations.

(21) QUARTERLY FINANCIAL AND MARKET INFORMATION (UNAUDITED)

(In millions, except per share data)	Quarter Ended June 30	Sept. 30	Dec. 31	March 31	Year Ended
Fiscal 2010 Consolidated					
Net revenue	$ 644	$ 788	$1,243	$ 979	$ 3,654
Gross profit	323	195	589	681	1,788
Operating income (loss)	(245)	(417)	(107)	83	(686)
Net income (loss)	(234)[a]	(391)[b]	(82)[c]	30[d]	(677)
Common Stock					
Net income (loss) per share — Basic and Diluted	$ (0.72)	$ (1.21)	$ (0.25)	$ 0.09	$ (2.08)
Common stock price per share					
High	$23.76	$22.14	$21.05	$18.99	$ 23.76
Low	$17.48	$17.68	$15.86	$15.70	$ 15.70
Fiscal 2009 Consolidated					
Net revenue	$ 804	$ 894	$1,654	$ 860	$ 4,212
Gross profit	508	337	729	511	2,085
Operating loss	(97)	(364)	(304)	(62)	(827)
Net loss	(95)[e]	(310)[f]	(641)[g]	(42)[h]	(1,088)
Common Stock					
Net loss per share — Basic and Diluted	$ (0.30)	$ (0.97)	$ (2.00)	$ (0.13)	$ (3.40)
Common stock price per share					
High	$54.81	$50.17	$39.56	$20.60	$ 54.81
Low	$43.46	$38.36	$15.01	$14.24	$ 14.24

(a) Net loss includes losses on strategic investments of $16 million and restructuring charges of $14 million, both of which are pre-tax amounts.

(b) Net loss includes a loss on lease obligation (G&A) of $14 million, losses on strategic investments of $8 million, restructuring charges of $6 million, and a $2 million gain on licensed intellectual property commitment (COGS), all of which are pre-tax amounts.

(c) Net loss includes restructuring charges of $100 million and losses on strategic investments of $1 million, both of which are pre-tax amounts.

(d) Net income includes restructuring charges of $20 million, $2 million of acquisition-related contingent consideration expense, a $1 million gain on licensed intellectual property commitment (COGS), and a $1 million loss on strategic investments, all of which are pre-tax amounts.

(e) Net loss includes restructuring charges of $20 million, losses on strategic investments of $6 million, and acquired in-process technology of $2 million, all of which are pre-tax amounts.

(f) Net loss includes losses on strategic investments of $34 million, $21 million of certain abandoned acquisition-related costs, and restructuring charges of $3 million, all of which are pre-tax amounts.

(g) Net loss includes a $368 million goodwill impairment charge, losses on strategic investments of $27 million, restructuring charges of $18 million, and acquired in-process technology of $1 million, all of which are pre-tax amounts.

(h) Net loss includes restructuring charges of $39 million, a $38 million loss on licensed intellectual property commitment (COGS), and a $5 million gain on strategic investments, all of which are pre-tax amounts.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "ERTS." The prices for the common stock in the table above represent the high and low sales prices as reported on the NASDAQ Global Select Market.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Electronic Arts Inc.:

We have audited the accompanying consolidated balance sheets of Electronic Arts Inc. and subsidiaries (the Company) as of April 3, 2010 and March 28, 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended April 3, 2010. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Arts Inc. and subsidiaries as of April 3, 2010 and March 28, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended April 3, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 5 to the consolidated financial statements, the Company changed its method of accounting for business combinations at the beginning of fiscal year 2010.

As discussed in note 10 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes at the beginning of fiscal year 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Electronic Arts Inc.'s internal control over financial reporting as of April 3, 2010, based on criteria established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 28, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
May 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Electronic Arts Inc.:

We have audited Electronic Arts Inc.'s (the Company) internal control over financial reporting as of April 3, 2010, based on criteria established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Electronic Arts Inc. maintained, in all material respects, effective internal control over financial reporting as of April 3, 2010, based on criteria established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Electronic Arts Inc. and subsidiaries as of April 3, 2010 and March 28, 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended April 3, 2010. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. Our report dated May 28, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ KPMG LLP

Mountain View, California
May 28, 2010

Item 9: ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A: ***Controls and Procedures***

Definition and Limitations of Disclosure Controls

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluates these controls and procedures on an ongoing basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. In addition, because we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, our system of controls may not achieve its desired purpose under all possible future conditions. Accordingly, our disclosure controls and procedures provide reasonable assurance, but not absolute assurance, of achieving their objectives.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, believe that as of the end of the period covered by this report, our disclosure controls and procedures were effective in providing the requisite reasonable assurance that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our internal control over financial reporting is designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention or overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recently completed fiscal year. In making its assessment, management used the criteria set forth in *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management believes that, as of the end of our most recently completed fiscal year, our internal control over financial reporting was effective.

KPMG LLP, our independent registered public accounting firm, has issued an auditors' report on the effectiveness of our internal control over financial reporting. That report appears on page 110.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with our evaluation that occurred during the fiscal year ended March 31, 2010 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B: *Other Information*

None.

PART III

Item 10: *Directors, Executive Officers and Corporate Governance*

The information required by Item 10 is incorporated herein by reference to the information to be included in our Proxy Statement for our 2010 Annual Meeting of Stockholders (the "Proxy Statement") other than the information regarding executive officers, which is included in Item 1 of this report. The information regarding Section 16 compliance is incorporated herein by reference to the information to be included in the Proxy Statement.

Item 11: *Executive Compensation*

The information required by Item 11 is incorporated herein by reference to the information to be included in the Proxy Statement, other than the "Compensation Committee Report on Executive Compensation," which shall not be deemed to be incorporated by reference herein.

Item 12: *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 12 is incorporated herein by reference to the information to be included in the Proxy Statement.

Item 13: *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 13 is incorporated herein by reference to the information to be included in the Proxy Statement.

Item 14: *Principal Accounting Fees and Services*

The information required by Item 14 is incorporated herein by reference to the information to be included in the Proxy Statement.


Annual Report

PART IV

Item 15: *Exhibits, Financial Statement Schedules*

(a) Documents filed as part of this report

1. Financial Statements: See Index to Consolidated Financial Statements under Item 8 on Page 65 of this report.
2. Financial Statement Schedule: See Schedule II on Page 115 of this report.
3. Exhibits: The exhibits listed in the accompanying index to exhibits on Page 116 are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRONIC ARTS INC.

By: /s/ John S. Riccitiello

John S. Riccitiello,
Chief Executive Officer

Date: May 28, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the 28th of May 2010.

Name	Title
/s/ John S. Riccitiello John S. Riccitiello	Chief Executive Officer
/s/ Eric F. Brown Eric F. Brown	Executive Vice President, Chief Financial Officer
/s/ Kenneth A. Barker Kenneth A. Barker	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)
Directors:	
/s/ Lawrence F. Probst III Lawrence F. Probst III	Chairman of the Board
/s/ Leonard S. Coleman Leonard S. Coleman	Director
/s/ Jeffrey T. Huber Jeffrey T. Huber	Director
/s/ Gary M. Kusin Gary M. Kusin	Director
/s/ Geraldine B. Laybourne Geraldine B. Laybourne	Director
/s/ Gregory B. Maffei Gregory B. Maffei	Director
/s/ Vivek Paul Vivek Paul	Director
/s/ John S. Riccitiello John S. Riccitiello	Director
/s/ Richard A. Simonson Richard A. Simonson	Director
/s/ Linda J. Srere Linda J. Srere	Director

ELECTRONIC ARTS INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Years Ended March 31, 2010, 2009 and 2008
(In millions)

Allowance for Doubtful Accounts, Price Protection and Returns	Balance at Beginning of Period	Charged to Revenue, Costs and Expenses	Charged (Credited) to Other Accounts[(a)]	Deductions[(b)]	Balance at End of Period
Year Ended March 31, 2010	$217	$515	$ —	$515	$217
Year Ended March 31, 2009	$238	$543	$(28)	$536	$217
Year Ended March 31, 2008	$214	$328	$ 16	$320	$238

(a) Primarily the translation effect of using the average exchange rate for expense items and the year-end exchange rate for the balance sheet item (allowance account) and other reclassification adjustments.

(b) Primarily the utilization of our returns allowance and price protection reserves.

ELECTRONIC ARTS INC.

2010 FORM 10-K ANNUAL REPORT

EXHIBIT INDEX

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
2.01	Agreement for the Sale and Purchase of Playfish Limited, dated as of November 9, 2009.	8-K	000-17948	11/09/2009	
3.01	Amended and Restated Certificate of Incorporation of Electronic Arts Inc.	10-Q	000-17948	11/03/2004	
3.02	Amended and Restated Bylaws.	8-K	000-17948	05/11/2009	
4.01	Specimen Certificate of Registrant's Common Stock.	10-K	000-17948	05/22/2009	
10.01*	Registrant's Directors Stock Option Plan and related documents.	S-8	33-32616	11/06/1991	
10.02*	Registrant's 1991 Stock Option Plan and related documents as amended.	S-8	333-84215	07/30/1999	
10.03*	Registrant's 1998 Directors' Stock Option Plan and related documents, as amended.	S-8	333-84215	07/30/1999	
10.04*	Electronic Arts Inc. Executive Bonus Plan.	8-K	000-17948	07/27/2007	
10.05*	Electronic Arts Deferred Compensation Plan, as amended and restated.	10-Q	000-17948	08/06/2007	
10.06*	Registrant's 2000 Equity Incentive Plan, as amended, and related documents.	8-K	000-17948	07/30/2009	
10.07*	Registrant's 2000 Employee Stock Purchase Plan, as amended.	8-K	000-17948	07/30/2009	
10.08*	Form of Stock Option Agreement (2000 Equity Incentive Plan: Director Grants).	10-Q	000-17948	11/06/2008	
10.09*	Form of Performance-Based Restricted Stock Unit Agreement, as amended.	8-K	000-17948	03/24/2009	
10.10*	Electronic Arts Discretionary Bonus Plan.	8-K	000-17948	05/11/2009	
10.11*	First Amendment to the Electronic Arts Deferred Compensation Plan, as amended and restated.	10-K	000-17948	05/22/2009	
10.12*	Electronic Arts Discretionary Bonus Plan Addendum.	8-K	000-17948	05/20/2010	
10.13*	Form of Indemnity Agreement with Directors.	10-K	000-17948	06/04/2004	
10.14	Lease Agreement by and between Registrant and Louisville Commerce Realty Corporation, dated April 1, 1999.	10-K	000-17948	06/29/1999	
10.15	Lease Agreement by and between Playa Vista-Waters Edge, LLC and Electronic Arts Inc., dated July 31, 2003.	10-Q	000-17948	11/07/2003	
10.16	Agreement Re: Right of First Offer to Purchase and Option to Purchase by and between Playa Vista-Waters Edge, LLC and Electronic Arts Inc., dated July 31, 2003.	10-Q	000-17948	11/07/2003	

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
10.17	Profit Participation Agreement by and between Playa Vista-Waters Edge, LLC and Electronic Arts Inc., dated July 31, 2003.	10-Q	000-17948	11/07/2003	
10.18	Sublease Agreement by and between Electronic Arts Inc. and Playa Capital Company, LLC, dated July 31, 2003.	10-Q	000-17948	11/07/2003	
10.19	First Amendment of Lease by and between Louisville Commerce Realty Corporation and Electronic Arts Inc., dated February 23, 2004.	10-K	000-17948	06/04/2004	
10.20	First Amendment to lease agreement by and between Playa Vista — Water's Edge, LLC and Electronic Arts Inc., entered into March 3, 2004.	10-Q	000-17948	08/03/2004	
10.21	Lease agreement between ASP WT, L.L.C. ("Landlord") and Tiburon Entertainment, Inc. ("Tenant") for space at Summit Park I, dated June 15, 2004.	10-Q	000-17948	08/03/2004	
10.22	First amendment to lease, dated December 13, 2005, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	02/08/2006	
10.23	Agreement for Under lease relating to Onslow House, Guildford, Surrey, dated 7 February 2006, by and between The Standard Life Assurance Company and Electronic Arts Limited and Electronic Arts Inc.	10-Q	000-17948	02/08/2006	
10.24*	Employment Agreement dated September 26, 2006 between EA Swiss Sàrl and Gerhard Florin.	8-K	000-17948	09/27/2006	
10.25*	Offer Letter for Employment at Electronic Arts Inc. to John Riccitiello, dated February 12, 2007.	8-K	000-17948	02/26/2007	
10.26*	Offer Letter for Employment at Electronic Arts Inc. to Peter Moore, dated June 5, 2007.	8-K	000-17948	07/17/2007	
10.27	Agreement and Plan of Merger By and Among Electronic Arts Inc., WHI Merger Corporation, a wholly-owned subsidiary of Parent, VG Holding Corp., and with respect to Article VII and Article IX only, Elevation Management, LLC as Stockholder Representative dated October 11, 2007.	8-K	000-17948	10/11/2007	
10.28*	Electronic Arts Key Employee Continuity Plan.	8-K	000-17948	02/11/2008	
10.29*	Offer Letter for Employment at Electronic Arts Inc. to Eric Brown, dated March 19, 2008.	8-K	000-17948	03/27/2008	
10.30	Second Amendment of Lease Agreement by and between US Industrial REIT II and Electronic Arts Inc., dated April 1, 2009.	10-Q	000-17948	08/10/2009	
10.31	Second Amendment to Lease, dated May 8, 2009, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	08/10/2009	

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
10.32*	Offer Letter for Employment at Electronic Arts Inc. to John Schappert, dated June 15, 2009.	8-K	000-17948	06/18/2009	
10.33	Bill of Sale (2001 Transaction), dated July 13, 2009, by and between SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation), as Transferor, and Electronic Arts, Inc., a Delaware corporation, as Transferee.	8-K	000-17948	07/15/2009	
10.34	Bill of Sale (2000 Transaction), dated July 13, 2009, by and between SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation), as Transferor, and Electronic Arts, Inc., a Delaware corporation, as Transferee.	8-K	000-17948	07/15/2009	
10.35	Grant Deed (2001 Transaction), dated July 13, 2009, by and between SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation), as Grantor, and Electronic Arts, Inc., a Delaware corporation, as Grantee.	8-K	000-17948	07/15/2009	
10.36	Grant Deed (2000 Transaction), dated July 13, 2009, by and between SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation), as Grantor, and Electronic Arts, Inc., a Delaware corporation, as Grantee.	8-K	000-17948	07/15/2009	
10.37**	Global PlayStation 3 Format Licensed Publisher Agreement, dated September 11, 2008, by and between the Electronic Arts Inc. and Sony Computer Entertainment America Inc.	10-Q/A	000-17948	04/30/2010	
10.38**	First Amended North American Territory Rider to the Global PlayStation 3 Format Licensed Publisher Agreement, dated September 11, 2008, by and between the Electronic Arts Inc. and Sony Computer Entertainment America Inc.	10-Q	000-17948	11/10/2009	
10.39**	Global PlayStation 3 Format Licensed Publisher Agreement, dated December 17, 2008, by and between EA International (Studio and Publishing) Limited and Sony Computer Entertainment Europe Limited.	10-Q/A	000-17948	04/30/2010	
10.40**	Sony Computer Entertainment Europe Limited Regional Rider to the Global PlayStation 3 Format Licensed Publisher Agreement, dated December 17, 2008, by and between EA International (Studio and Publishing) Limited and Sony Computer Entertainment Europe Limited.	10-Q	000-17948	11/10/2009	
10.41**	Confidential License Agreement for the Wii Console (Western Hemisphere), dated November 19, 2006, by and among Electronic Arts Inc., EA International (Studio and Publishing) Limited, and Nintendo of America Inc.	10-Q	000-17948	11/10/2009	
10.42**	Xbox2 Publisher License Agreement, dated May 15, 2005, by and among Electronic Arts Inc., Electronic Arts C.V. and Microsoft Licensing, GP.	10-Q/A	000-17948	04/30/2010	

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
10.43	Third amendment to lease, dated December 24, 2009, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	02/09/2010	
10.44*	Termination Agreement for Gerhard Florin, dated November, 19, 2010.				X
21.01	Subsidiaries of the Registrant.				X
23.01	Consent of KPMG LLP, Independent Registered Public Accounting Firm.				X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of Executive Vice President, Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
Additional exhibits furnished with this report:					
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.2	Certification of Executive Vice President, Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
101.INS†	XBRL Instance Document.				X
101.SCH†	XBRL Taxonomy Extension Schema Document.				X
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document.				X
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document.				X
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document.				X
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document.				X


Annual Report

* Management contract or compensatory plan or arrangement.

** Portions of these documents have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment that was granted in accordance with Exchange Act Rule 24b-2.

† Pursuant to Rule 406T of Regulation S-T, these interactive data files are furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended; are deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended; and otherwise are not subject to liability under these sections. We are deemed to have complied with the reporting obligation relating to the submission of interactive data files in these exhibits and are not subject to liability under the anti-fraud provisions of the Securities Act of 1933 or any other liability provision as long as we make a good faith attempt to comply with the submission requirements and promptly amend the interactive data files after becoming aware that the interactive data files fail to comply with the submission requirements.

[THIS PAGE INTENTIONALLY LEFT BLANK]

ELECTRONIC ARTS INC.

Corporate Information

BOARD OF DIRECTORS

Leonard S. Coleman
Former President
The National League of Professional Baseball

Jeffrey T. Huber
Senior Vice President of Engineering
Google Inc.

Gary M. Kusin
Senior Advisor
TPG (formerly Texas Pacific Group)

Geraldine B. Laybourne
Founder, Former Chairman & Chief Executive Officer
Oxygen Media

Gregory B. Maffei
President & Chief Executive Officer
Liberty Media Corporation

Vivek Paul
Consultant, Former Partner
TPG (formerly Texas Pacific Group)

Lawrence F. Probst III
Chairman of the Board
Electronic Arts Inc.
Chairman of the Board
U.S. Olympic Committee

John S. Riccitiello
Chief Executive Officer
Electronic Arts Inc.

Richard A. Simonson
Executive Vice President
Head of Mobile Phones and Sourcing Nokia Corporation

Linda J. Srere
Marketing & Advertising Consultant
Former President
Young & Rubicam Advertising

CORPORATE OFFICERS

John S. Riccitiello
Chief Executive Officer

John Schappert
Chief Operating Officer

Eric F. Brown
Executive Vice President
Chief Financial Officer

Frank D. Gibeau
President
EA Games

Peter R. Moore
President
EA SPORTS

Rodney Humble
Executive Vice President
EA Play

Nancy Smith
Executive Vice President
Global Publishing

Joel Linzner
Executive Vice President
Business & Legal Affairs

Gabrielle Toledano
Executive Vice President
Human Resources

Kenneth A. Barker
Senior Vice President
Chief Accounting Officer

Stephen G. Bené
Senior Vice President
General Counsel
& Corporate Secretary

CORPORATE OFFICES

Corporate Headquarters
209 Redwood Shores Parkway
Redwood City, CA 94065
(650) 628-1500

North America
Edmonton, Alberta
Bentonville, Arkansas
Burnaby, British Columbia
Carlsbad, California
Emeryville, California
Los Angeles, California
San Francisco, California
Orlando, Florida
Chicago, Illinois
Louisville, Kentucky
Baton Rouge, Louisiana
St. Louis Park, Minnesota
New York, New York
Morrisville, North Carolina
Toronto, Ontario
Montreal, Quebec
Austin, Texas
Dallas, Texas
Salt Lake City, Utah
Ashburn, Virginia
Fairfax, Virginia

International
Gold Coast, Australia
Melbourne, Australia
Sydney, Australia
Brussels, Belgium
Hamilton, Bermuda
Sao Paulo, Brazil
Beijing, China
Shanghai, China
Prague, Czech Republic
Copenhagen, Denmark
Guildford, England
London, England
Helsinki, Finland
Lyon, France
Cologne, Germany
Ingelheim, Germany
Athens, Greece
Hong Kong
Hyderabad, India
New Delhi, India
Milan, Italy
Tokyo, Japan
Mexico City, Mexico
Amsterdam, The Netherlands
Auckland, New Zealand
Oslo, Norway
Tromso, Norway
Warsaw, Poland
Lisbon, Portugal
Bucharest, Romania
Moscow, Russia
Singapore
Johannesburg, South Africa
Seoul, South Korea
Madrid, Spain
Stockholm, Sweden
Geneva, Switzerland
Taipei, Taiwan
Bangkok, Thailand

AUDITORS

KPMG LLP
Independent Registered Public Accounting Firm
Mountain View, California

TRANSFER AGENT

Wells Fargo Shareowner Services
St. Paul, Minnesota

FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available by contacting:

Investor Relations
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065
(650) 628-7352

ANNUAL MEETING

The Company's Annual Meeting of Stockholders is scheduled to be held on August 5, 2010, at 2:00 P.M. at the Company's headquarters:

Electronic Arts Inc.
209 Redwood Shores Parkway
Building 250
Redwood City, CA 94065



Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065
www.ea.com


FSC

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-000648